As filed with the Securities and Exchange Commission on May 24, 2021

Registration No. 333-256230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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SOC TELEMED, INC.

(Exact Name of Registrant as Specified in Its Charter)

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Delaware	8090	84-3131208
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1768 Business Center Drive, Suite 100
Reston, Virginia 20190
(866) 483-9690
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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John W. Kalix
Chief Executive Officer
1768 Business Center Drive, Suite 100
Reston, Virginia 20190
(866) 483-9690
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

_______________________________________

Copies to:

Peter M. Lamb, Esq. William L. Hughes, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105 (415) 773-5700	Richard Aftanas, Esq. Hogan Lovells US LLP 390 Madison Avenue New York, New York 10017 (212) 918-3000

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.0001 per share	9,200,000	$7.67	$70,518,000	$7,693.51

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(1)      Includes an additional 1,200,000 shares that the underwriters have the option to purchase.

(2)      Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the registrant’s Class A common stock as reported by the Nasdaq Global Select Market on May 21, 2021.

(3)      The registrant previously paid $5,455 of this amount in connection with a prior filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated MAY 24, 2021.

PRELIMINARY PROSPECTUS

8,000,000 Shares

Class A Common Stock

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We are offering shares of Class A common stock of SOC Telemed, Inc.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “TLMD.” The last reported sale price of our Class A common stock on May 21, 2021, was $7.58 per share.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional 1,200,000 shares from us at the public offering price, less underwriting discounts and commissions.

Upon the completion of this offering, investment funds owned by Warburg Pincus LLC and its affiliates will beneficially own, in the aggregate, approximately 34.4% of our outstanding Class A common stock.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 16.

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	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to SOC Telemed
Per Share	$	$	$
Total	$	$	$

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(1)     See “Underwriting” for additional disclosure regarding the underwriting discounts and commissions and estimated expenses payable by us.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about           , 2021.

Credit Suisse	William Blair	Guggenheim Securities

The date of this prospectus is               , 2021.

You should rely only on the information contained in this prospectus or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

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Prospectus Summary

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed.”

Unless the context otherwise indicates, references in this prospectus to the terms “SOC Telemed,” the “Company,” “we,” “our” and “us” refer to SOC Telemed, Inc. and, where appropriate, its consolidated subsidiaries.

Overview

We are the leading provider of acute care telemedicine services and technology to U.S. hospitals and healthcare systems, based on number of customers. We provide technology-enabled clinical solutions, which include acute teleNeurology, telePsychiatry, teleCritical Care (ICU), telePulmonology, teleCardiology, teleInfectious Disease, teleMaternal-Fetal Medicine, teleNephrology, teleEndocrinology and other specialties to nearly 1,000 facilities, including approximately 700 acute care hospitals, in 47 states. We support time-sensitive specialty care when patients are vulnerable and may not otherwise have access. Our solution was developed to support complex workflows in the acute care setting by integrating our cloud-based software platform, Telemed IQ, with a panel of consult coordination experts and a network of clinical specialists to create a seamless, acute care telemedicine solution. Founded in 2004, we have delivered over one million telemedicine consultations on a standalone basis and over three million telemedicine consultations on a pro forma basis to give effect to the Acquisition of Access Physicians (each as defined herein) as if it had occurred at our inception.

Hospitals and health systems today face many challenges. Over the next decade, the U.S. is expected to continue to face a shortage of primary care and specialist physicians in both urban and rural communities, which will adversely impact access to care and clinical outcomes. In addition, hospitals and health systems have difficulty efficiently staffing with unknown and unpredictable patient demand, leading to increased costs or delays in patient care. These challenges, combined with increased financial pressure, are driving hospitals and healthcare systems to seek solutions that can deliver cost-effective access to qualified clinicians and high-quality care.

We focus on the acute care telemedicine industry. Access to timely care is essential to improved health outcomes, but the complexity in the operating environment for acute care telemedicine creates significant barriers to entry. Technology, workflows and clinical network elasticity are critical to connect remote specialists to patients and on-site providers within minutes. Additionally, predictive modeling, actionable analytics, a flexible decision engine and workflow assurance facilitate clinician deployment in a protocol driven framework. An effective telemedicine platform also must be integrated across hospitals and health systems yet work within the local system hardware and software infrastructure in order to optimize workflow and enhance clinical outcomes.

Our cloud-based Telemed IQ platform optimizes workflows and supports various provider-to-provider and provider-to-patient interactions (on-demand, scheduled, rounding, etc.) via any web-enabled device, at any care location, across the care continuum. Our platform is a fully integrated and configurable technology solution that seamlessly combines voice, video, imaging, electronic medical record (“EMR”) integration, clinical workflow optimization, clinical resource management, analytics, predictive modeling and other reporting tools. As an enterprise offering, Telemed IQ enables hospitals, health systems and other healthcare organizations to provide telemedicine programs and drive revenue growth and/or optimize clinical coverage costs, either with their own clinical team or in conjunction with our affiliated network of established, board-certified physicians and other provider specialists. Our affiliated national provider network is comprised of more than 750 board-certified neurologists, psychiatrists, intensivists, pulmonologists, cardiologists, infectiologists, perinatologists, nephrologists, endocrinologists and other physicians, representing a critical mass of scarce clinical resources ready for deployment and collaboration at nationwide sites of care. Our platform can be extended to other specialties and service lines, based on our customer’s needs and their own clinical teams, and has been utilized across more than 20 specialties.

Telemedicine has been growing rapidly over the last several years and this growth has accelerated as a result of the COVID-19 pandemic, leading to unprecedented change in the way healthcare is delivered both in the United States and around the world. According to recent market studies, health system spending on acute care telemedicine is expected to increase over the next 12 to 18 months and hospital usage of telehealth services is expected to remain above pre-COVID-19 levels.

We have experienced significant growth since the founding of our business in 2004. We derive our revenues primarily from hospitals and health systems, physician groups, post-acute providers, and government customers. As a result of the Acquisition, we have expanded our focus from primarily the emergency department to include other inpatient-based specialties, thus diversifying both the number of clinical services and where they are provided in the acute care setting. We also now offer hybrid services with on-site physicians in addition to our primary telemedicine service offering.

Our customers generally enter into multi-year agreements where they pay us a fixed monthly fee for the availability to perform a pre-determined number of consults. In 2020, approximately 64% of our revenues were from fixed monthly fees. In addition, if our customers exceed their fixed monthly allotment of consults, we charge a per consult rate (i.e., a variable fee) for any subsequent consultations during that period. Customers may also choose to license the Telemed IQ platform as a stand-alone software-as-a-service (“SaaS”) solution for virtualizing their own clinician networks. In these instances, we receive a subscription license fee for each clinician that uses our platform. Although revenues from Telemed IQ subscription license fees have been immaterial to date, they have been increasing in recent periods and we plan to continue to invest in the go-to-market resources to address our market opportunity. We also provide revenue cycle management (“RCM”) capabilities to customers where physician services are eligible for reimbursement. In these cases, we bill patients and third-party payers for physician services rendered, and are able to subsequently offer our customers net pricing.

Our revenues were $14.8 million for each of the three months ended March 31, 2021 and 2020. We experienced lower core consultation volume during the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, due to the impact of the COVID-19 pandemic on the utilization of our core services. Our revenues were $58.0 million and $66.2 million for the years ended December 31, 2020 and 2019, respectively, representing a period-over-period decrease of 12%, primarily resulting from decreased utilization of our core services due to the COVID-19 pandemic. In recent periods, we have seen an improvement in our utilization rates for these services and expect this trend to continue, although it may take several quarters before there is a recovery to pre-COVID-19 levels. We incurred net losses of $12.6 million, $49.8 million and $18.2 million for the three months ended March 31, 2021, and for the years ended December 31, 2020 and 2019, respectively. This increase was primarily due to our investments in growth, transaction costs associated with the Merger Transaction and the Acquisition (each as defined herein), and costs related to transitioning to becoming a public company.

Our Industry

The U.S. telemedicine industry is a large and growing market. Telemedicine involves providing medical care using technology in clinical settings, which enables providers to deliver care remotely to patients. Telemedicine has multiple applications and can be used for different services and segmented across many sub-sectors, including consumer telehealth (i.e., patient-initiated telemedicine) and acute/post-acute care telemedicine (i.e., facilitated-care). Consumer telehealth increases access to care, improves quality of care, reduces healthcare costs and can provide individuals with the convenience of accessing a physician on-demand or at a predetermined time and place of their convenience. Purchasers of consumer telehealth services are individuals, payors and employers, among others.

Acute/post-acute care telemedicine is purchased by hospitals, health systems, and other providers, and shares similarities with consumer telehealth, including increasing access to care, improving quality of care and reducing costs, but focuses on clinical patient outcomes and clinical workflows. However, the specialized services delivered in acute/post-acute care telemedicine are time-sensitive and initiated directly by members of the care team — an important distinction from the consumer-initiated access to remote primary-care-type clinicians.

We focus on the acute care telemedicine industry. Within acute care telemedicine, the operating environment in hospitals and health systems is complex, creating significant barriers to entry. Better outcomes are often driven by access to timely care. In order to connect remote specialists with patients in minutes, technology, workflows and clinical network elasticity are critical. Predictive modeling, actionable analytics, a flexible decision engine and workflow assurance facilitate efficient clinician deployment, giving priority to the sickest patients. The telemedicine platform also needs to be integrated across hospitals and health systems, and work with the local system hardware and software infrastructure, in order to optimize workflow and enhance clinical outcomes.

Hospitals and health systems today face significant operating challenges, including:

•        a shortage of specialists, as demand from patients outpaces the supply of local specialists;

•        an inability to efficiently staff physicians to support what may be unknown and unpredictable patient demand, leading to a potential increase in costs or delays in patient care; and

•        increasing financial pressure.

Shortage of Specialists

The Association of American Medical Colleges (“AAMC”) projects that the U.S. will face a physician shortage of between 54,100 and 139,000 physicians by 2033, based on its 2020 study of physician supply and demand. This shortage in primary and specialist care physicians is expected to impact both urban and rural communities.

Many acute care facilities struggle to recruit full-time neurologists, for example, as demand for neurology services continues to increase. At the same time, transferring a patient from a local hospital to a neurologist-staffed medical facility increases costs and often consumes the optimal time to treat the patient and reduce complications. As treatment for acute conditions, such as stroke care, advances, access to more neurologists will be required in order to decrease response times and deliver better clinical outcomes. By 2025, the American Academy of Neurology estimated in a 2013 study that demand for neurologists will exceed supply by 19%.

According to a 2019 National Survey on Drug Use and Health by the Substance Abuse and Mental Health Services Administration, an estimated one in five adults in the United States lives with a mental illness. However, inpatient psychiatric capacity has declined significantly over the past five decades, and nearly 60% of all U.S. counties face a psychiatrist shortage, according to a 2017 report by the New American Economy. As a result, patients are turning to emergency departments for treatment. The Centers for Disease Control and Prevention estimates that 10% of all emergency department patients present with a psychiatric illness and can experience wait times of up to 2.5 days before being admitted, discharged or transferred. Without a proper psychiatric evaluation, these patients remain in the emergency department, which can result in overcrowding, unnecessary risk to patients and inefficient use of emergency department services.

Similarly, a 2018 report by PYA highlights that nearly 50% of all Americans have at least one of the key risk factors for developing heart disease, such as high blood pressure, high cholesterol or smoking. Coupling this growing disease burden with an aging population, demand for cardiologists is projected to increase by 20% between 2013 and 2025, according to a 2013 Health Affairs report. Meanwhile, the number of cardiovascular disease specialists increased just 1% from 2014 to 2019, according to the AAMC’s 2020 Physician Specialty Data Report, indicating a similar shortage as neurologists and psychiatrists.

Acute care telemedicine can address these, and other, specialist shortages by fractionalizing specialists and therefore unlocking clinical capacity to address the challenges of access to timely care that is confounded by an aging population and the misdistribution of qualified providers.

Total Addressable Market

We currently operate in approximately 700 acute care hospitals out of a total of approximately 6,000 hospitals in the United States that we believe can benefit from our solutions. Following the Acquisition, we have broadened our core specialties of teleNeurology, telePsychiatry, telePulmonology, and teleCritical Care to include teleCardiology, teleInfectious Disease, teleMaternal-Fetal Medicine, teleNephrology, teleEndocrinology and other service lines. We believe the total addressable market for our current core specialties represents a $6.7 billion market opportunity. If we extend our market opportunity to include adjacent specialties, such as palliative care and oncology, which are primary targets for telemedicine delivery in acute settings, we believe the combination of our existing and adjacent specialties represents an $8.9 billion market opportunity.

COVID-19 Impact on Telemedicine

The COVID-19 pandemic has had a significant impact on the telemedicine market by increasing utilization, awareness and acceptance among patients and providers. In the current environment, telemedicine has been promoted at the highest levels of government as a key tool for on-going healthcare delivery while access to healthcare facilities remains limited due to state-mandated stay-at-home orders and general patient fear of traditional in-person visits. Moreover, with clinicians quarantined or otherwise relegated to their homes due to safety issues, telemedicine has provided a solution for remote providers to continue to care for patients and for hospitals to access additional specialists to augment remaining staff. During the COVID-19 pandemic, the U.S. Congress and the Centers for Medicare and Medicaid Services (“CMS”) have significantly reduced regulatory and reimbursement barriers for telemedicine. As a result, telemedicine spending increased starting in 2020, and we expect this trend to continue after the public health emergency. In addition to Medicare and Medicaid, many states have issued executive orders or permanent legislation removing or reducing the regulatory and reimbursement barriers for telemedicine. According to an EY-Parthenon study in June 2020, approximately 90% of health systems expect to increase spend on clinician-to-clinician acute care telemedicine over the next 12 to 18 months after the COVID-19 pandemic. Additionally, according to an L.E.K. Consulting study in April 2020, approximately 90% of hospitals expect increased telehealth usage to persist relative to pre-COVID-19 levels.

Our Stakeholders

We provide value to all of our stakeholders — the hospital, the physician and the patient.

•        Hospitals:    We provide hospitals with efficient, collaborative high-quality care at a lower cost. In particular, we enable hospitals to retain high-value capabilities benefiting their communities, such as stroke care, avoid costly backlogs for psychiatric evaluations in emergency departments and inpatient sites of care, and improve patient quality of care through timely access to specialized resources.

•        Physician Groups:    We enable physician groups to more effectively deploy clinical capital. By doing so, physician groups can better optimize scarce and expensive clinical resources to better match clinician supply to patient demand and improve their productivity and profitability.

•        Patients:    We provide patients with access to quality care when and where it is needed. We ensure patients have access to scarce clinical specialists and rapid intervention to address acute procedures for better outcomes.

Our Telemed IQ SaaS Platform

Adapting the acute care workflow to telemedicine involves a complex orchestration between patient, remote physician, bedside health provider and consult coordination experts. All of these participants are mediated by a low-code, highly configurable software platform, which features a configurable decision engine, matching patients and physicians and coordinating the various stages of the procedure and follow-up.

Our Solution and Offerings

Acute care is a complex and heterogeneous environment within a single hospital, and every hospital within a larger integrated delivery network can have its own unique workflows. To operate in this environment, we need to be flexible, adapting to these workflows and the technology infrastructure. We built our platform technology and solutions around this premise and have successfully addressed this complexity. Our cloud-based Telemed IQ technology platform supports various clinical workflows and can support any specialty, be deployed across our network of board-certified physicians and other provider specialists, third-party clinicians or both, and run on any telemedicine endpoint at any location. As a result, we can enable varying provider-to-patient and provider-to-provider interactions across different specialties, provider groups, locations and technology infrastructure.

We leverage our platform across two different configurations that we sell to the market, in addition to providing RCM capabilities:

•        Core Services.    We integrate our Telemed IQ SaaS platform and acute physician network to provide a turnkey acute care telemedicine solution that addresses the clinical provisioning and financial needs of our customers. The benefits of our core services are to rapidly provide access to scarce physicians and other provider specialists to help our hospital partners increase access to specialist care, improve outcomes for their patients, retain high-value capabilities, reduce costs and enable customers to care for more clinically complex cases. Following the Acquisition, we also offer a hybrid model, which provides physicians on-site using our Telemed IQ platform.

•        Telemed IQ SaaS Platform.    We provide our Telemed IQ platform on a standalone basis as a SaaS solution to health systems and other provider groups that want to virtualize their own clinician resources using a technology platform that was purpose-built to support the complex and unique needs of an acute patient care setting. Our platform has been utilized across more than 20 specialties.

•        RCM Capabilities.    We provide RCM capabilities to customers where physician services are eligible for reimbursement. In these cases, we bill patients and third-party payers for physician services rendered, and are able to subsequently offer our customers net pricing.

Our Competitive Strengths

Flexible Enterprise Telemedicine Solution.    Telemed IQ was initially designed to optimize our own acute care services business, which was built and continuously enhanced based on experience from more than one million telemedicine consultations prior to the Acquisition. Our platform was designed to be flexible, aligned and customer configurable and has been architected using a low-code development platform for rapid implementations. Telemed IQ is flexible because it incorporates the discrete modules of clinical workflows, which we believe can be configured to capture the unique workflows of any clinical specialty. Telemed IQ is also inter-operative, allowing results to be delivered directly into our customer’s EMR systems. Our solution can be deployed with our network providers or with the customer’s own or other third-party clinicians and we believe can run on any telemedicine endpoint at any location. For example, we deployed our platform for a government agency across 15 physician specialties, several of which were unique to the customer, connected to approximately 200 locations, incorporating complex and unique consult protocols.

National Provider Network of On-Demand Specialists.    We utilize a national provider network comprised of more than 750 board-certified neurologists, psychiatrists, intensivists, cardiologists, pulmonologists, infectiologists, perinatologists, nephrologists, endocrinologists, and other physicians, who provide telemedicine services in coordination with us. We believe the scale of our acute physician network provides a significant barrier to entry based on the substantial costs, resources and lead time required to recruit, license and credential a critical mass of scarce specialists.

Panel of Consult Coordination Experts.    We utilize a panel of consult coordination experts that facilitate a seamless, just-in-time tele-interaction that is either provider-to-patient or provider-to-provider. In addition to qualified physicians and other provider specialists within our network, we deploy coordination experts to help ensure hospital and physician readiness to quickly prioritize and assign consults, and provide workflow assurance in support of the rapid response needed to care for the acute needs of the patients. Our consult coordination experts are all highly trained in telemedicine, emergency medical protocols and workflow procedures. Our scaled and turnkey consult coordination center allows our customers to avoid the cost and risks of building out this capability in-house.

Diversified and Growing Customer Base.    We currently provide services to approximately 1,000 facilities in 47 states, including approximately 700 acute care hospitals. Our customers represent urban, suburban and rural facilities in addition to large healthcare systems. We service many of the most well-known hospital systems in the United States, including 19 of the 25 largest U.S. health systems. We also provide services to two of the five largest physician groups in the United States. Our customers generally enter into multi-year agreements and we have maintained longstanding customer relationships. No customer represented over 10% of our revenues during the three months ended March 31, 2021, with our top 10 customers accounting for less than 25% of our revenues during the same period.

Data Analytics Provides Insights for Customers.    Our scale and access to relevant data allow us to provide actionable insights and relevant benchmarking information to our customers, which is unique in acute care telemedicine. Our analytic tools enable customers to compare, through various user-selected criteria, their clinical and operational metrics with other sites within their health system and across our customer base on a blinded basis. Using analytics and tools, our benchmarking identifies opportunities to improve specific workflows, improve clinical outcomes and share best practices using our data. As we continue to expand our customer base and our platform collates more data, our actionable insights improve, contributing to a powerful network effect for the benefit of our customers.

Our Growth Strategy

Drive New Bookings.    We will continue to make significant investments to expand our sales organization and increase digital marketing to drive new bookings. We expect to meaningfully increase our investments in all of our go-to-market functions to take advantage of the accelerated adoption of telemedicine and the increased interest in the associated benefits for healthcare organizations.

Cross-Sell and Up-Sell Existing Customers.    We seek to sell additional acute care services to existing customers who already use one or more of our services today in order to further increase the number of consultations and facility utilization of our solution. We also seek to expand our services to additional facilities within our existing customers.

In addition, we believe that we will realize significant cross-selling opportunities as a result of the Acquisition, as the customer bases of each of our and Access Physicians’ businesses prior to the Acquisition were largely independent of each other.

Invest in Software Platform Channels.    We intend to accelerate the sale of subscriptions for our Telemed IQ SaaS platform as a standalone solution to customers seeking to use our telemedicine platform with their own clinicians, which will provide us with additional sources of recurring revenues. We also intend to leverage these capabilities to cross-sell Telemed IQ to Access Physicians’ customers and expand our offerings to adjacent clinical specialties. Sales of our Telemed IQ SaaS platform generate attractive gross margins, contributing to cash flow from operations, and align with our long-term profitability goals.

Expand Through Strategic Acquisitions.    We intend to continue to augment our organic growth strategy with select acquisitions to increase our market share in existing specialties, accelerate our entry into new specialties and expand our services into new channels and markets. We will continue to evaluate and, where strategically appropriate, pursue acquisition opportunities that are complementary to our business.

Recent Developments

Acquisition of Access Physicians

On March 26, 2021, we completed the acquisition (the “Acquisition”) of Access Physicians Management Services Organization, LLC (“Access Physicians”), a multi-specialty acute care telemedicine provider. Access Physicians currently provides approximately 260 telemedicine programs across approximately 180 facilities in 24 states through its network of over 600 physicians. Since its inception in 2011, Access Physicians has completed approximately two million cumulative encounters. With 27 years of combined telemedicine experience, the Acquisition expands our clinical solutions to include teleCardiology, teleInfectious Disease, teleMaternal-Fetal Medicine, teleNephrology, teleEndocrinology and other specialties to offer a comprehensive acute care telemedicine portfolio to meet the demands of the market and grow our provider breadth and depth.

The Acquisition was effected pursuant to a Membership Interest and Stock Purchase Agreement dated as of March 26, 2021 (the “Purchase Agreement”), by and among us, Access Physicians, HEP AP-B Corp., Health Enterprise Partners III, L.P., the persons listed on Exhibit A thereto (collectively with Health Enterprise Partners III, L.P., the “Sellers”), and AP Seller Rep, LLC, as representative of the Sellers. In connection with the Acquisition, we paid the Sellers approximately $93.3 million in cash, financed by the Term Loan Facility and Subordinated Note described below, and approximately 13.9 million shares of our Class A common stock, of which 0.2 million shares remain subject to certain vesting conditions and will be issued on the first anniversary of the closing. The Purchase Agreement also provides for additional earn-out consideration of $20.0 million that may be paid to the Sellers if certain revenue and performance levels are achieved by Access Physicians in the fiscal year ending December 31, 2021, and additional deferred consideration of approximately $20.0 million that may be paid to the Sellers if the foregoing earn-out consideration is earned and subject to the continued service of certain executives of Access Physicians during the two-year period beginning on the closing date of the Acquisition (subject in each case to earlier acceleration upon the occurrence of certain events). The additional earn-out consideration and deferred consideration are in each case payable in cash or shares of Class A common stock or a combination of cash and shares, at our election.

In order to consummate the Acquisition and support the combined business after the transaction, we (i) entered into a Loan and Security Agreement (the “Term Loan Agreement”), by and among us, each of our wholly owned subsidiaries, including the entities acquired pursuant to the Acquisition, the lenders party thereto from time to time and SLR Investment Corp. (“SLR Investment”), as collateral agent, providing for committed and uncommitted senior secured term loan facilities in an aggregate principal amount of up to $125.0 million (collectively, the “Term Loan Facility”), of which we borrowed an aggregate of $85.0 million at closing, and (ii) issued an Unsecured Subordinated Promissory Note in an aggregate principal amount of $13.5 million (the “Subordinated Note”) in favor of SOC Holdings LLC, an affiliate of Warburg Pincus, for proceeds at closing of $11.5 million.

The Term Loan Facility is comprised of (i) term loans made on the closing date of the Acquisition in the principal amount of $75.0 million (the “Term A1 Loan”) and $10.0 million (the “Term A2 Loan” and, together with the Term A1 Loan, the “Term A Loans”) to finance a portion of the closing cash consideration for the Acquisition; (ii) subject to our request therefor and the achievement, on or prior to June 20, 2022, of net revenues of at least $55.0 million on a trailing six-month basis, among other conditions set forth in the Term Loan Agreement, an additional term loan to be made on or before June 20, 2022, in the principal amount of up to $12.5 million, or up to $2.5 million if the Term A2 Loan remains outstanding (the “Term B Loan”); (iii) subject to our request therefor and the achievement, on or prior to December 20, 2022, of net revenues of at least $65.0 million on a trailing six-month basis, among other conditions set forth in the Term Loan Agreement, an additional term loan to be made on or before December 20, 2022, in the principal amount of up to $12.5 million (the “Term C Loan”); and (iv) an uncommitted term loan in the principal amount of up to $25.0 million (the “Term D Loan” and, collectively with the Term A Loans, the Term B Loan and the Term C Loan, the “Term Loans”), which Term D Loan availability is subject to our request therefor, the sole and absolute discretionary approval of the lenders thereof and the satisfaction of certain conditions set forth in the Term Loan Agreement.

The maturity date for each Term Loan is April 1, 2026, and borrowings under the Term Loan Facility bear interest at a fluctuating rate per annum equal to 7.47% plus the greater of LIBOR and 0.13% (the “Applicable Rate”). We are required to make interest payments monthly in arrears, beginning on May 1, 2021. The Term Loan Facility requires equal monthly amortization payments commencing May 1, 2024, which commencement date may be extended to November 1, 2024, subject to the satisfaction of certain conditions as set forth in the Term Loan Agreement. The Term Loan Facility may be optionally prepaid from time to time, subject to a prepayment premium equal to (i) in the case of any prepayment made prior to March 26, 2022, 3.00% of the principal amount of the Term Loans prepaid, (ii) in the case of any prepayment made prior to March 26, 2023, 2.00% of the principal amount of the Term Loans prepaid, (iii) in the case of any prepayment made prior to March 26, 2024, 1.00% of the principal amount of the Term Loans prepaid, and (iv) 0% thereafter.

The unpaid balance of the Subordinated Note accrues interest at an escalating rate per annum initially equal to 7.47% plus the Applicable Rate under the Term Loan Facility, increasing to 10.87% plus the Applicable Rate on September 30, 2021, and then an additional 2.00% each year thereafter, and will be added to the principal amount of the Subordinated Note on a monthly basis. The maturity date of the Subordinated Note is the earliest to occur of September 28, 2026, and the occurrence of a change of control. The Subordinated Note is fully subordinated to the Term Loan Facility and may only be repaid in accordance with the terms of the Term Loan Agreement. The Subordinated Note further provides that we are obligated to repay a portion of the principal amount outstanding under the Term Loan Facility and the balance of the Subordinated Note from the proceeds of any offering by us of our equity securities.

We intend to use the net proceeds from this offering to repay in full the entire outstanding amount of the Term A2 Loan and the Subordinated Note. We intend to use any remaining net proceeds for working capital and general corporate purposes, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. See “Use of Proceeds.”

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those described in the section entitled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect our ability to realize the anticipated benefits of the Acquisition and may harm our business. Such risks include, but are not limited to, the following:

•        We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition, and results of operations will be harmed.

•        The level of demand for and market utilization of our solutions are subject to a high degree of uncertainty.

•        We have a history of losses and anticipate that we will continue to incur losses in the future. We may never achieve or sustain profitability.

•        Our business, results of operations, and financial condition may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet any projections that we may provide or the expectations of securities analysts or investors.

•        Our business, financial condition and results of operations have been and may continue to be adversely impacted by the COVID-19 pandemic or similar epidemics in the future or other adverse public health developments, including government responses to such events.

•        Our sales cycle can be long and unpredictable and requires considerable time and expense. As a result, our sales, revenues, and cash flows are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

•        Developments affecting spending by the healthcare industry could adversely affect our revenues.

•        If our existing customers do not continue or renew their contracts with us, renew at lower fee levels or decline to purchase additional services from us, our business may be harmed.

•        Our telemedicine business and growth strategy depend on our ability to maintain and expand our network of established, board-certified physicians and other provider specialists. If we are unable to do so, our future growth would be limited and our business would be harmed.

•        Our telemedicine business is dependent on our relationships with affiliated professional entities, which we do not own, to provide physician services, and our business would be harmed if those relationships were disrupted.

•        We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders, and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could harm our business.

•        We may require additional capital from equity or debt financings to support business growth, and this capital might not be available on acceptable terms, if at all.

•        Our substantial indebtedness following the Acquisition could harm our business and growth prospects.

•        If we fail to comply with extensive healthcare laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

•        Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm to us, which could, in turn, harm our customer base and our business.

•        Warburg Pincus has significant influence over us, and their interests may conflict with ours and those of our other stockholders in the future.

•        Future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of our Class A common stock.

Corporate Information

We were incorporated in Delaware in September 2019 and formed as a special purpose acquisition company known as Healthcare Merger Corp. (“HCMC”) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our legacy business (“Legacy SOC Telemed”) was founded in 2004. On October 30, 2020, we completed the acquisition of Legacy SOC Telemed pursuant to an Agreement and Plan of Merger, dated as of July 29, 2020 (the “Merger Agreement”), by and among us, Sabre Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of HCMC, Sabre Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of HCMC, and Specialists On Call, Inc., a Delaware corporation. We collectively refer to the transactions contemplated by the Merger Agreement as the “Merger” or the “Merger Transaction.” As part of the Merger Transaction, we changed our name from Healthcare Merger Corp. to SOC Telemed, Inc.

Our principal executive offices are located at 1768 Business Center Drive, Suite 100, Reston, Virginia 20190. Our telephone number is (866) 483-9690. Our website address is www.soctelemed.com. Information contained on, or accessible through, our website does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

SOC Telemed, the SOC Telemed logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of SOC Telemed. Other trademarks, service marks and trade names used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include:

•        not being required to comply for a certain period of time with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•        reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a stockholder advisory vote on executive compensation and any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the closing of HCMC’s initial public offering. However, if certain events occur prior to the end of such five-year period, including if: (i) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (ii) our annual gross revenues exceed $1.07 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this prospectus and that we provide to our stockholders in the future may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, pursuant to the JOBS Act, as an emerging growth company we have elected to take advantage of an extended transition period for complying with new or revised accounting standards. This effectively permits us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our securities less attractive to investors.

The Offering

Shares offered by us	8,000,000 shares of Class A common stock.
Option to purchase additional shares	We have granted to the underwriters the option, exercisable for a period of 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares of Class A common stock.
Shares outstanding immediately after this offering	96,651,767 shares of Class A common stock (97,851,767 shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds from the sale of our Class A common stock will be approximately $56.4 million (or approximately $64.9 million if the underwriters exercise their option to purchase additional shares in full), assuming a public offering price of $7.58 per share, which was the last reported sale price of our Class A common stock on the Nasdaq Global Select Market (“Nasdaq”) on May 21, 2021, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering to repay the outstanding principal balance of the Term A2 Loan and the Subordinated Note. See “— Recent Developments — Acquisition of Access Physicians.”

We intend to use any remaining net proceeds for working capital and general corporate purposes, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. See “Use of Proceeds” for additional information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our Class A common stock.
Nasdaq trading symbol	Our Class A common stock is listed on Nasdaq under the symbol “TLMD.”

The number of shares of our Class A common stock that will be outstanding after this offering is based on 88,651,767 shares of our Class A common stock outstanding as of March 31, 2021, and excludes:

•        1,513,423 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock (which options were assumed by us in connection with the Merger Transaction) outstanding as of March 31, 2021, with a weighted-average exercise price of $3.03 per share;

•        3,643,694 shares of our Class A common stock issuable upon the vesting of restricted stock units outstanding as of March 31, 2021;

•        1,523,154 shares of our Class A common stock issuable upon the achievement of performance stock units outstanding as of March 31, 2021;

•        185,907 shares of our Class A common stock issuable upon the vesting of restricted stock units granted subsequent to March 31, 2021;

•        81,633 shares of our Class A common stock issuable upon the achievement of performance stock units granted subsequent to March 31, 2021;

•        7,556,300 shares of our Class A common stock reserved for future issuance under our 2020 Equity Incentive Plan (the “2020 Plan”) as of March 31, 2021, which includes an annual evergreen increase;

•        1,764,916 shares of our Class A common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan (the “ESPP”) as of March 31, 2021, which includes an annual evergreen increase;

•        12,849,992 shares of our Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2021, with an exercise price of $11.50 per share; and

•        175,353 shares of our Class A common stock reserved for future issuance pursuant to the Purchase Agreement.

Unless otherwise indicated, the information in this prospectus assumes:

•        no exercise of the outstanding options or warrants described above after March 31, 2021;

•        no vesting of the outstanding restricted stock units described above after March 31, 2021;

•        no achievement of the outstanding performance stock units described above after March 31, 2021; and

•        no exercise by the underwriters of their option to purchase up to an additional 1,200,000 shares of Class A common stock from us.

Summary Historical Financial Data of SOC Telemed

The following tables set forth summary historical financial data of SOC Telemed for the periods and as of the dates indicated. We derived the summary consolidated statements of operations data for the years ended December 31, 2020 and 2019 and the summary consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and the summary consolidated balance sheet data as of March 31, 2021, were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on a consistent basis as the audited consolidated financial statements. In the opinion of management, the interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements.

Our historical results are not necessarily indicative of the results expected for any future period, and our results as of and for the three months ended March 31, 2021, are not necessarily indicative of the results that may be expected for the year ending December 31, 2021, or any other period. The following summary historical financial data should be read together with the consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed” appearing elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands, except shares and per share amounts)
Consolidated Statements of Operations Data:
Revenues	$14,821	$14,807	$57,995	$66,200
Cost of revenues	9,767	10,713	38,542	40,213
Total operating expenses	21,261	8,521	61,280	34,076
Loss from operations	(16,207)	(4,427)	(41,827)	(8,089)
Other income (expense)	3,452	(9)	4,238	163
Interest expense	(174)	(2,780)	(12,227)	(10,308)
Loss before income taxes	(12,929)	(7,216)	(49,816)	(18,234)
Income tax benefit (expense)	334	(1)	(31)	(8)
Net loss	$(12,595)	$(7,217)	$(49,847)	$(18,242)
Net loss per share attributable to common stockholders – basic and diluted(1)	$(0.17)	$(0.25)	$(3.55)	$(0.69)
Weighted-average shares used to compute net loss per share attributable to common stockholders – basic and diluted(1)	75,815,273	34,345,197	41,346,849	34,233,789

____________

(1)      See Note 20 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders.

	As of March 31, 2021	As of December 31,
		2020	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents (from variable interest entities $5,408, $1,942 and $3,509, respectively)	$32,532	$38,754	$4,541
Total assets	272,004	84,939	49,994
Long-term debt, net of unamortized discount and debt issuance costs	83,003	—	77,140
Related-party – Unsecured subordinated promissory note, net of amortized discount and debt issuance costs	11,499	—	—
Total liabilities	126,675	29,873	88,025
Total stockholders’ equity (deficit)	145,329	55,066	(99,938)

Certain Non-GAAP Financial Measures

We believe that, in addition to our financial results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), adjusted gross profit, adjusted gross margin, and adjusted EBITDA, all of which are non-GAAP financial measures, are useful in evaluating our business, results of operations, and financial condition. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed — Certain Non-GAAP Financial Measures.”

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Adjusted gross profit(1)	$6,280	$5,010	$23,429	$28,878
Adjusted gross margin(1)	42%	34%	40%	44%
Adjusted EBITDA(2)	$(4,551)	$(2,665)	$(11,111)	$(967)

____________

(1)      The following table presents a reconciliation of adjusted gross profit to the most comparable GAAP measure, gross profit, for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Revenues	$14,821	$14,807	$57,995	$66,200
Cost of revenues	9,767	10,713	38,542	40,213
Gross profit	5,054	4,094	19,453	25,987
Add:
Depreciation and amortization	1,222	892	3,910	2,647
Equipment leasing costs	4	24	66	244
Adjusted gross profit	$6,280	$5,010	$23,429	$28,878
Adjusted gross margin (as a percentage of revenues)	42%	34%	40%	44%

(2)      The following table presents a reconciliation of adjusted EBITDA to our net loss for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net loss	$(12,595)	$(7,217)	$(49,847)	$(18,242)
Add:
Interest expense	174	2,780	12,227	10,308
Income tax (benefit) expense	(334)	1	31	8
Depreciation and amortization	1,661	1,290	5,503	4,311
Stock-based compensation	5,858	99	17,909	1,079
Gain on contingent shares issuance liabilities	(3,452)	—	(4,237)	—
(Gain) loss on puttable option liabilities	—	9	(1)	(163)
Change in fair value of contingent consideration	—	—	—	(1,855)
Integration, acquisition, transaction, and executive severance costs	4,137	373	7,304	3,587
Adjusted EBITDA	$(4,551)	$(2,665)	$(11,111)	$(967)

Summary Historical Financial Data of Access Physicians

The following tables set forth summary historical financial data of Access Physicians for the periods and as of the dates indicated. The summary combined statements of income data for the years ended December 31, 2020 and 2019 and the summary combined balance sheet data as of December 31, 2020 and 2019 were derived from the audited combined financial statements of Access Physicians included elsewhere in this prospectus. The following summary historical financial data should be read together with the combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Access Physicians” appearing elsewhere in this prospectus.

	Years Ended December 31,
	2020	2019
	(in thousands)
Combined Statements of Income Data:
Revenues	$27,100	$17,892
Loss from operations	(843)	(773)
Net loss	(1,693)	(1,336)
	As of December 31,
	2020	2019
	(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$2,082	$3,690
Total assets	9,273	7,507
Notes payable, long-term	2,125	1,186
Total liabilities	8,081	5,336
Members’ equity	1,192	2,171

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined financial data have been prepared to reflect the Acquisition. The summary unaudited pro forma condensed combined statement of operations data for the three months ended March 31, 2021, and for the year ended December 31, 2020, combines the historical consolidated statements of operations of SOC Telemed and the historical combined statements of income of Access Physicians, giving effect to the Acquisition as if it had occurred on January 1, 2020. Summary unaudited pro forma condensed combined balance sheet data are not presented because the Acquisition was consummated on March 26, 2021, and the impact of the Acquisition is already reflected in SOC Telemed’s condensed consolidated balance sheet as of March 31, 2021, included elsewhere in this prospectus. The summary unaudited pro forma condensed combined financial data have been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this prospectus under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined financial data have been prepared to illustrate the effect of the Acquisition and are presented for informational purposes only. The summary unaudited pro forma condensed combined statement of operations data are not necessarily indicative of what the actual results of operations would have been had the Acquisition taken place on the dates indicated, nor are they indicative of our future consolidated results of operations after the Acquisition. The pro forma adjustments are based on the information currently available. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial data.

	Three Months Ended March 31, 2021	Year Ended December 31, 2020
	(in thousands)
Condensed Combined Statements of Operations Data:
Revenues	$22,780	$85,095
Loss from operations	(17,620)	(46,128)
Net loss	(16,651)	(63,480)

Risk Factors

Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed” and our consolidated financial statements and related notes, before deciding whether to purchase any of our securities. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. In such event, the market price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition, and results of operations will be harmed.

The telemedicine market is rapidly evolving and highly competitive. We expect competition to intensify in the future as existing competitors and new entrants introduce new telemedicine services and software platforms or other technology to U.S. healthcare providers, particularly hospitals and healthcare systems. We currently face competition from a range of companies, including other incumbent providers of telemedicine consultation services and specialized software providers, that are continuing to grow and enhance their service offerings and develop more sophisticated and effective transaction and service platforms. In addition, large, well-financed healthcare providers have in some cases developed their own telemedicine services and technologies utilizing their own and third-party platforms and may provide these solutions to their patients. EMR vendors could build telemedicine functionality directly into their existing systems for healthcare providers instead of utilizing our solution. The surge in interest in telemedicine, and in particular the relaxation of HIPAA privacy and security requirements, has also attracted new competition from providers who utilize consumer-grade video conferencing platforms. Competition from specialized telemedicine services and software providers, healthcare providers and other parties will result in continued pricing pressures, which is likely to lead to price declines in certain of our services, which could negatively impact our sales, profitability and market share.

Some of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage. Our competitors could also be better positioned to serve certain segments of the telemedicine market, which could create additional price pressure. In light of these factors, even if our solutions are more effective than those of our competitors, current or potential customers may accept competitive solutions in lieu of purchasing our solutions. If we are unable to compete successfully in the telemedicine industry, our business, financial condition and results of operations will be harmed.

Moreover, we expect that competition will continue to increase as a result of consolidation in the healthcare industry. Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide services like ours will become more intense, and the importance of establishing and maintaining relationships with key industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our telemedicine consultation and platform services. If we are forced to reduce our prices and are unable to achieve a corresponding reduction in our expenses, our revenues would decrease, which could harm our business.

The level of demand for and market utilization of our solutions are subject to a high degree of uncertainty.

The market for telemedicine services and related technology is in the early stages of development and characterized by rapid change. As telemedicine specialty consultation workflows and related business drivers continue to evolve, the level of demand for and market utilization of our telemedicine services and platform remain subject to a high degree of uncertainty. Our success will depend to a substantial extent on the willingness of healthcare organizations to use, and to increase the frequency and extent of their utilization of, our solutions and our ability to demonstrate the value of telemedicine to healthcare providers. If healthcare organizations do not recognize or acknowledge the benefits of our telemedicine services or software platform or if we are unable to reduce healthcare costs or generate positive health outcomes, then the market for our solutions might not develop at all, or it might develop more slowly than we expect. Similarly, negative publicity regarding patient confidentiality and privacy in the context of technology-enabled healthcare or concerns about our solutions or the telemedicine market as a whole could limit market acceptance of our solutions. If our customers do not perceive the benefits of our solutions, then our market may not develop at all, or it may develop more slowly than we expect. Achieving and maintaining market acceptance of our solutions could be negatively affected by many factors, including:

•        the popularity, pricing and timing of telemedicine consultation services being launched and distributed by us and our competitors;

•        general economic conditions, particularly economic conditions adversely affecting discretionary and reimbursable healthcare spending;

•        federal and state policy initiatives impacting the need for and pricing of telemedicine services;

•        changes in customer needs and preferences;

•        the development of specialty care practice standards or industry norms applicable to telemedicine consultation services;

•        the availability of other forms of medical and telemedicine assistance;

•        the lack of additional evidence or peer-reviewed publication of clinical evidence supporting the safety, ease-of-use, cost-savings or other perceived benefits of our solutions over competitive products or other currently available methodologies;

•        perceived risks associated with the use of our solutions or similar products or technologies generally; and

•        critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

In addition, our solutions may be perceived by our customers or potential customers to be more complicated or less effective than traditional approaches, and our customers and potential customers may be unwilling to change their current healthcare practices. Healthcare providers are often slow to change their medical treatment practices for a variety of reasons, including perceived liability risks arising from the use of new products and services and the uncertainty of third-party reimbursement. Accordingly, healthcare providers may not recommend our solutions until there is sufficient evidence to convince them to alter their current approach. Any of these factors could adversely affect the demand for and market utilization of our solutions, which would harm our business.

We have a history of losses and anticipate that we will continue to incur losses in the future. We may never achieve or sustain profitability.

We have incurred net losses on an annual basis since our inception. We incurred net losses of $12.6 million, $49.8 million and $18.2 million for the three months ended March 31, 2021, and the years ended December 31, 2020 and 2019, respectively. We had an accumulated deficit of approximately $248.8 million as of March 31, 2021. We expect our costs will increase substantially in the foreseeable future and our losses will continue as we expect to invest significant additional funds towards enhancing our services and platform, growing our business and operating as a public company and as we continue to invest in increasing our hospital and healthcare system customer base, expanding our operations, hiring additional employees, and developing future offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. To date, we have financed our operations principally from the sale of our equity securities, revenue from sales of our telemedicine consultation services, and the incurrence of indebtedness. Our cash flow from operations was negative for the three months ended March 31, 2021, and for the years ended December 31, 2020 and 2019, and we may not generate positive cash flow from operations in any given period. If we are not able to achieve or maintain positive cash flow in the long term, we will require additional financing, which may not be available on favorable terms or at all or which would be dilutive to our stockholders. If we are unable to address these risks and challenges successfully as we encounter them, our business may be harmed. Our failure to achieve or maintain profitability or positive cash flow could negatively affect the value of our Class A common stock.

The developing and rapidly evolving nature of our business and the markets in which we operate may make it difficult to evaluate our business.

We have been creating offerings for the developing and rapidly evolving market for telemedicine services since the founding of our business in 2004. Our initial focus was on our teleNeurology services and we have since expanded our services to include other specialties and offerings. For example, we have started offering our Telemed IQ telemedicine software platform to hospitals and healthcare systems independent of the utilization of our provider network, and our sales team has less experience marketing this service. Accordingly, we have a relatively limited operating history with our current solutions and business model, which makes it difficult to evaluate our business and prospects. In particular, because we depend in part on market acceptance of our newer services, including our Telemed IQ software platform, it is difficult to evaluate trends that may affect our business and whether our expansion will be profitable. You should consider our business and prospects in light of the risks and difficulties we encounter or may encounter. These risks and difficulties include those frequently experienced by growing companies in rapidly changing industries, such as determining appropriate investments of our limited resources, market adoption of our existing and future solutions, competition from other companies, acquiring and retaining customers, hiring, integrating, training and retaining skilled personnel, developing new solutions, determining prices for our solutions, unforeseen expenses, and challenges in forecasting accuracy. If we have difficulty launching new solutions, our reputation and our business may be harmed. Additional risks include our ability to effectively manage growth and process, cross-license and privilege physicians, store, protect and use personal data in compliance with governmental regulation, contractual obligations and other legal obligations related to privacy and security. If our assumptions regarding these and other similar risks and uncertainties, which we use to plan our business, are incorrect or change as we gain more experience operating our business or due to changes in our industry, or if we do not address these challenges successfully, our business, financial condition and results of operations could differ materially from our expectations and our business could suffer.

Our business, results of operations, and financial condition may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet any projections that we may provide or the expectations of securities analysts or investors.

Our operating results have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance, our projections or the expectations of securities analysts because of a variety of factors, many of which are outside of our control. In addition, a significant percentage of our revenues is based upon variable fee provisions in our customer service contracts for additional utilization of our consultation services. Those variable consultation fees fluctuate based on the degree to which customers are utilizing our services exceed the contracted amounts, which is difficult to predict in advance. As a result, we may not be able to accurately forecast our operating results and growth rate. Any of these events could cause the market price of our Class A common stock to fluctuate. Factors that may contribute to the variability of our operating results include:

•        the addition or loss of large hospital and healthcare system customers, including through acquisitions or consolidations of such customers;

•        seasonal and other variations in the timing of our sales and implementation cycles, especially in the case of our large customers;

•        the timing of recognition of revenue, including possible delays in the recognition of revenue due to sometimes unpredictable implementation timelines;

•        the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•        our ability to effectively manage the size and composition of our proprietary network of healthcare professionals relative to the level of demand for services from our customers;

•        the timing and success of introductions of new products and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, hospital and healthcare system customers or strategic partners;

•        hospital and healthcare system customer renewal rates and the timing and terms of such renewals;

•        the mix of services sold and utilization volume of our services during a period;

•        the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

•        technical difficulties or interruptions in our services;

•        breaches of information security or privacy;

•        our ability to hire and retain qualified personnel, including cross-licensing and privileging our physician network;

•        changes in the structure of healthcare provider and payment systems;

•        changes in the legislative or regulatory environment, including with respect to healthcare, privacy, or data protection, or enforcement by government regulators, including fines, orders, or consent decrees;

•        the cost and potential outcomes of ongoing or future regulatory investigations or examinations, or of future litigation;

•        the duration and severity of the COVID-19 pandemic and the extent of further resurgences, the actions taken to contain or address its impact, including the availability, adoption and effectiveness of a vaccine, and their impact on economic, industry and market conditions, customer spending budgets and our ability to conduct business;

•        political, economic and social instability, including terrorist activities and health epidemics (including the COVID-19 pandemic), and any disruption these events may cause to the global economy; and

•        changes in business or macroeconomic conditions.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Our business, financial condition and results of operations have been and may continue to be adversely impacted by the COVID-19 pandemic or similar epidemics in the future or other adverse public health developments, including government responses to such events.

The outbreak of COVID-19 has caused many governments to implement quarantines, shelter-in-place orders and significant restrictions on travel, and to instruct individuals to avoid crowds, which has led to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours and the healthcare system generally. Although there are vaccines that have been approved and are in the early stages of distribution, it cannot be predicted how long it will take before a sufficient percentage of the United States’ population is vaccinated to return to normal conditions. Additionally, new and potentially more contagious variants of COVID-19 have been identified, which could further amplify the impact of the pandemic. This outbreak, as well as intensified measures undertaken to contain the spread of COVID-19, could decrease healthcare industry spending and has and may continue to adversely impact demand for and utilization of our services if healthcare providers continue to prioritize treatment of COVID-19-related illnesses and patients are unable or unwilling to visit health care providers. The economic downturn and other adverse impacts resulting from COVID-19 or other similar epidemics or adverse public health developments may further negatively impact the utilization rates of our services by our customers and our ability to attract new customers and may increase the likelihood of customers not renewing their contracts with us or being unable to pay us in accordance with the terms of their agreements. In addition, the operations of several of our third-party service providers have been negatively impacted by the COVID-19 pandemic. As a result of the COVID-19 pandemic or other similar epidemics or adverse public health developments, our operations, and those of our providers, have experienced, and may in the future continue to experience, delays or disruptions, such as temporary suspension of operations. In particular, the COVID-19 pandemic had an impact on the utilization levels of our core services when it was declared a global pandemic in March 2020, and, as a result, our financial condition and annual results of operations have been negatively impacted. Immediately following the declaration of COVID-19 as a global pandemic, the utilization levels of our core services decreased by approximately 40% in the aggregate. While the utilization levels of these solutions have substantially rebounded in the subsequent months, they have not completely recovered and there can be no assurances that the utilization rates of our solutions will return to prior period levels in the foreseeable future. Our business, financial condition and results of operations may continue to be adversely impacted in the event that the economic downturn or measures undertaken to contain the spread of COVID-19 continue for a long period of time. In addition, as a result of the COVID-19 pandemic or other similar epidemics or adverse public health developments, we may be impacted by employee illness, shutdowns and other community response measures meant to prevent spread of the virus, all of which could negatively impact our business, financial condition and results of operations. Further, if we are regularly unable to meet our obligations to deliver our services, our customers may decide to terminate their contracts or we may be subject to other contractual penalties. We cannot predict with any certainty whether and to what degree the disruption caused by the COVID-19 pandemic and reactions thereto will continue, and expect to face difficulty accurately predicting our internal financial forecasts. The extent to which COVID-19 pandemic-related business disruption and economic uncertainty affects our results will depend on future developments, which are highly uncertain. The COVID-19 pandemic may also have the effect of heightening many of the other risks identified elsewhere in this “Risk Factors” section.

Our sales cycle can be long and unpredictable and requires considerable time and expense. As a result, our sales, revenues, and cash flows are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

The sales cycle for our solutions from initial contact with a potential lead to contract execution and implementation varies widely by customer. Some of our customers undertake a significant and prolonged evaluation process, including to determine whether our solutions meet their unique telemedicine service needs, which frequently involves evaluation of not only our solutions but also an evaluation of those of our competitors, which has in the past resulted in extended sales cycles. Our sales efforts involve educating our customers about the use, technical capabilities and potential benefits of our solutions. Moreover, our large hospital and healthcare system customers often begin to deploy our solutions on a limited basis, but nevertheless demand extensive configuration, integration services and pricing concessions, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our solution widely enough across their organization to justify our substantial upfront investment. It is possible that in the future we may experience even longer sales cycles, more complex customer needs, higher upfront sales costs and less predictability in completing some of our sales, including as a result of the COVID-19 pandemic, as we continue to expand our direct sales force, expand into new territories and market additional solutions and services. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, our business could be harmed.

Developments affecting spending by the healthcare industry could adversely affect our revenues.

The U.S. healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. General reductions in expenditures by healthcare industry participants could result from, among other things:

•        government regulations or private initiatives that affect the manner in which healthcare providers interact with patients, payors or other healthcare industry participants, including changes in pricing or means of delivery of healthcare products and services;

•        consolidation of healthcare industry participants;

•        federal amendments to, lack of enforcement or development of applicable regulations for, or repeal of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (as amended, the “ACA”);

•        reductions in government funding for healthcare; and

•        adverse changes in business or economic conditions affecting healthcare payors or providers or other healthcare industry participants.

Any of these changes in healthcare spending could adversely affect our revenues. Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve now or in the future. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the demand for our solutions and services will continue to exist at current levels or that we will have adequate technical, financial, and marketing resources to react to changes in the healthcare industry.

Economic uncertainties or prolonged downturns in the general economy, or political changes, could disproportionately affect the demand for our solutions and harm our business.

Current or future economic uncertainties or prolonged downturns, including those caused by the ongoing COVID-19 pandemic, could harm our business. Negative conditions in the general economy in the United States, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, pandemics, social unrest, warfare and terrorist attacks, could cause a decrease in funds available to our customers and potential customers and negatively affect the growth rate of our business.

These economic conditions may make it difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to reevaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

To the extent our solutions are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general information technology and telemedicine spending. Also, customers may choose to develop in-house software as an alternative to using our Telemed IQ platform. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in the healthcare industry may result in reduced overall spending on our solutions.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within the healthcare industry, or the effect of political changes. If the economic conditions of the general economy or the healthcare industry do not improve, or worsen from present levels, our business could be harmed.

If our existing customers do not continue or renew their contracts with us, renew at lower fee levels or decline to purchase additional services from us, our business may be harmed.

We expect to derive a significant portion of our revenues from renewal of existing customer contracts and sales of additional services to existing customers. Factors that may affect our ability to sell additional solutions and services include, but are not limited to, the following:

•        the price, performance and functionality of our solutions;

•        the availability, price, performance and functionality of competing solutions;

•        our ability to develop and sell complementary solutions and services;

•        the stability, performance and security of our Telemed IQ software platform;

•        changes in healthcare laws, regulations or trends; and

•        the business environment and strategic priorities of our customers.

We typically enter into multi-year contracts with our customers. These contracts generally have stated initial terms between one to three years. Most of our customers have no obligation to renew their subscriptions for our solutions after the initial term expires. In addition, our customers may negotiate terms less advantageous to us upon renewal, which may reduce our revenues from these customers. If our customers fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels or fail to purchase new solutions and services from us, our revenues may decline, or our future revenue growth may be constrained.

Our telemedicine business and growth strategy depend on our ability to maintain and expand our network of established, board-certified physicians and other provider specialists. If we are unable to do so, our future growth would be limited and our business would be harmed.

Our success is dependent upon our continued ability to maintain a network of established, board-certified physicians and other provider specialists. Fulfilling our clinical and customer service obligations requires a robust supply of specialist physicians who must be licensed across many states and privileged at a large number of our customer hospitals. If we are unable to recruit and retain board-certified physicians and other healthcare professionals, it would harm our business and ability to grow and would adversely affect our results of operations. In any particular market, these providers could demand higher payments or take other actions that could result in higher costs, less attractive service for our customers or difficulty meeting regulatory or accreditation requirements. Our ability to develop and maintain satisfactory relationships with these providers also may be negatively impacted by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels and other pressures on healthcare providers and consolidation activity among hospitals, physician groups and healthcare providers. The failure to maintain or to secure new cost-effective provider contracts may result in a loss of or inability to grow our customer base, higher costs, healthcare provider network disruptions, less attractive service for our customers and/or difficulty in meeting regulatory or accreditation requirements, any of which could harm our business.

Our telemedicine business is dependent on our relationships with affiliated professional entities, which we do not own, to provide physician services, and our business would be harmed if those relationships were disrupted.

There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with our physicians providing telehealth services violate laws prohibiting the corporate practice of medicine. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing a physician’s professional judgment. The extent to which each state considers particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. As such, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis and we cannot guarantee that subsequent interpretation of the corporate practice of medicine laws will not circumscribe our business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage physicians from participating in our network of providers.

The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in most states, though the broad variation between state application and enforcement of the doctrine makes an exact count difficult. Due to the prevalence of the corporate practice of medicine doctrine, including in the states where we predominantly conduct our business, we contract for provider services through administrative support services agreements with nine 100% physician-owned, independent professional corporations in California, Georgia, Kansas, New Jersey and Texas which employ or contract with physicians for the clinical and professional services provided to our customers. We do not own these physician organizations; instead, the physician organizations are owned by physicians licensed in their respective states. Although we expect that these relationships will continue, we cannot guarantee that they will. A material change in our relationship with any of these physician organizations, or among these physician organizations and their contracted physicians, whether resulting from a dispute among the parties, a change in government regulation or the loss of these affiliations, could impair our ability to provide services to our customers and harm our business. Further, any scrutiny, investigation or litigation with regard to our arrangement with these professional corporations could also harm our business.

We depend on a limited number of third-party suppliers for our telemedicine equipment, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business.

We rely on a limited number of third-party suppliers to manufacture and transport our telemedicine carts and equipment. For our business strategy to be successful, our suppliers must be able to provide us with components in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed-upon specifications, at acceptable costs and on a timely basis. Increases in our providing telemedicine equipment to customers, whether forecasted or unanticipated, could strain the ability of our suppliers to deliver an increased supply of components in a manner that meets these various requirements. Further, in the event of a component shortage or supply interruption from suppliers of these components, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Quality or performance failures of the components or changes in the suppliers’ financial or business condition could also disrupt our ability to supply telemedicine equipment to our customers and thereby harm our business.

Moreover, volatile economic conditions, including as a result of the global COVID-19 pandemic, may make it more likely that our suppliers may be unable to timely deliver supplies, or at all, and there is no guarantee that we will be able to timely locate alternative suppliers of components of comparable quality at an acceptable price. Further, since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. Several of the components that go into the manufacturing of our telemedicine equipment are sourced internationally, including from China, where the Office of the U.S. Trade Representative has imposed tariffs on imports of specified products. These tariffs have an impact on our component costs and have the potential to have an even greater impact depending on the outcome of the current trade negotiations, which have been protracted and have resulted in increases in U.S. tariff rates on specified products from China. Increases in our component costs could have a material effect on our gross margins. The loss of a significant supplier, an increase in component costs, or delays or disruptions in the delivery of components, could adversely affect our ability to generate future revenue and earnings and harm our business.

Any failure to offer high-quality technical support services may harm our relationships with our customers and our financial results.

Our customers depend on our support organization to resolve any technical issues relating to our services. In addition, our sales process is highly dependent on the quality of our solutions, our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could harm our reputation, adversely affect our ability to sell our solutions to existing and prospective customers, and harm our business.

We offer technical support services with our solutions and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our results of operations.

Because competition for qualified personnel is intense, we may not be able to attract and retain the highly skilled employees we need to support our continued growth.

To continue to execute on our growth plan, we must attract and retain highly qualified personnel. The pool of qualified personnel with experience working in the healthcare market is limited overall and the competition to hire them is intense. As such, we may not be successful in continuing to attract and retain qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, our search for replacements for departed employees may cause uncertainty regarding the future of our business, impact employee hiring and retention, and adversely impact our revenue, financial condition and results of operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

We depend on our senior management team, and the loss of one or more of these employees or an inability to attract and retain qualified key personnel could harm our business.

Our success depends largely upon the continued services of our key executive officers. These executive officers are “at-will” employees and therefore may terminate employment with us at any time with no advance notice. We also rely on our leadership team in the areas of research and development, marketing, services and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. In addition, volatility or lack of performance in our stock price may affect our ability to attract and retain replacements should key personnel depart. If we are not able to retain any of our key personnel, our business could be harmed.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws, rules and regulations that govern public companies. Following the completion of the Merger Transaction, we are now subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations or the ongoing transition of our business to a public company. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition. In addition, we will need to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

If we are not able to develop and release new solutions, or successful enhancements, new features and modifications to our existing solutions, our business could be harmed.

To date, we have derived a substantial majority of our revenues from sales of our telemedicine consultation services, and our longer-term results of operations and continued growth will depend on our ability successfully to develop and market new solutions in a timely manner. In addition, we have invested, and will continue to invest, significant resources in research and development to enhance our existing solutions, particularly the features, functionality and performance of our Telemed IQ software platform. If existing customers are not willing to make additional payments for such new solutions, or if new customers do not value such new solutions or enhancements, it could harm our business. If we are unable to predict customer and user preferences or if our industry changes, or if we are unable to enhance or modify our solutions on a timely basis, we may lose customers. In addition, our results of operations would suffer if our innovations are not responsive to the needs of our, appropriately timed with market opportunity or effectively brought to market. Delays in launching new solutions may open windows of opportunity for new and existing competitors to erode our market share and may negatively impact our revenues and profitability.

We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders, and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could harm our business.

We have in the past and may in the future seek to acquire or invest in businesses, applications and services or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, if we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, but not limited to:

•        inability to integrate or benefit from acquired technologies or services in a profitable manner;

•        unanticipated costs or liabilities, including legal liabilities, associated with the acquisition;

•        difficulty integrating the accounting systems, operations and personnel of the acquired business;

•        difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•        difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

•        diversion of management’s attention from other business concerns;

•        adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•        the potential loss of key employees or contractors;

•        use of resources that are needed in other parts of our business; and

•        use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of businesses we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations or cause the market price of our Class A common stock to decline. In addition, if an acquired business fails to meet our expectations, our business may be harmed.

If we are unable to grow, or if we fail to manage future growth effectively, our revenues may not increase and we may be unable to implement our business strategy.

Our future success depends upon our ability to grow, and if we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet our customers’ requirements, all of which could harm our business. A key aspect to managing our growth is our ability to scale our capabilities, including in response to unexpected shifts in demand for telemedicine, such as during the COVID-19 pandemic. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our IT infrastructure, financial and accounting systems and controls. We must also attract, train and retain a significant number of board-certified physicians, sales and marketing personnel, customer support personnel, professional services personnel, software engineers, technical personnel and management personnel, and the availability of such personnel, in particular physicians and software engineers, may be constrained.

Our growth depends on the acceptance of our solutions as a suitable supplement to traditional healthcare delivery systems and on our ability to overcome operational challenges. Our business model and solutions could lose their viability as a supplement to traditional healthcare delivery systems due to customer dissatisfaction or new alternative solutions. If we are unable to address the needs of our customers, or our customers are dissatisfied with the quality of our solutions, our customers may not renew their contracts, seek to cancel or terminate their relationship with us or renew on less favorable terms, any of which could cause our annual net dollar retention rate to decrease.

As we continue to grow, including from the integration of employees and businesses acquired in connection with previous or future acquisitions, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our profitability and our ability to retain and recruit qualified personnel who are essential for our future success. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality solutions. Additionally, we may not be able to expand and upgrade our systems and infrastructure to accommodate future growth.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures and may divert financial resources from other projects such as the development of new solutions and services. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues may not increase or may grow more slowly than expected and we may be unable to implement our business strategy. The quality of our services may also suffer, which could negatively affect our reputation and harm our ability to attract and retain customers.

We may be unable to successfully execute on our growth initiatives, business strategies or operating plans.

We are continually executing a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, we recently entered into new specialist healthcare professional markets. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to complete these growth initiatives successfully, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve, or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business may be harmed.

Our growth depends in part on the success of our strategic relationships with third parties.

To grow our business, we anticipate that we will continue to depend on relationships with third parties, such as channel partners. In addition to growing our indirect sales channels, we intend to pursue additional relationships with other third parties, such as physician groups, integrated delivery networks and government contractors. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in causing third parties to favor their products or services over our solutions. In addition, acquisitions of such partners by our competitors could result in a decrease in the number of our current and potential customers, as these partners may no longer facilitate the adoption of our solutions. Further, some of our partners are or may become competitive with certain of our solutions and may elect to no longer integrate with our platform. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired, and our results of operations may suffer. Even if we are successful, we cannot ensure that these relationships will result in increased customer usage of our applications or increased revenue.

If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected and our business would be harmed.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The principal assumptions relating to our market opportunity include all hospitals in the United States adopting outsourced clinical resources via telemedicine and that we can successfully add specialties to our solutions beyond those currently offered today. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our customers and potential customers than competing solutions. If these assumptions prove inaccurate, our business could be harmed. For more information regarding our estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Market and Industry Data.”

We may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth, which may adversely affect the market price of our Class A common stock.

We have experienced significant growth in recent years. Future revenues may not grow at these same rates or may decline. Our future growth will depend, in part, on our ability to grow our revenues from existing customers, to complete sales to potential future customers, to expand our customer base, and to develop new solutions and services. We can provide no assurances that we will be successful in executing on these growth strategies or that, even if our key metrics would indicate future growth, we will continue to grow our revenues or to generate net income. Our ability to execute on our existing sales pipeline, create additional sales pipelines and expand our customer base depends on, among other things, the attractiveness of our services relative to those offered by our competitors, our ability to demonstrate the value of our existing and future services and our ability to attract and retain a sufficient number of qualified sales and marketing leadership and support personnel. In addition, our existing customers may be slower to adopt our services than we currently anticipate, which could harm our business and growth prospects and adversely affect the market price of our Class A common stock.

We have been and may in the future become subject to litigation, which could be costly and time-consuming to defend.

We have been and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former associates. Litigation may result in substantial costs and may divert management’s attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. Resolution of some of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely affect our results of operations and cash flows, thereby harming our business and stock price. For example, fines or assessments could be levied against us under domestic or foreign data privacy laws (such as the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the General Data Protection Regulation (“GDPR”), or the California Consumer Privacy Act of 2018 (“CCPA”)) or under authority of privacy enforcing governmental entities (such as the Federal Trade Commission (“FTC”), or the U.S. Department of Health and Human Services (“HHS”)) or as a result of private actions, such as class actions based on data breaches or based on private rights of action (such as that contained in the CCPA). Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely affect our results of operations and cash flows, expose us to increased risks that would be uninsured and adversely affect our ability to attract directors and officers. In addition, such litigation could result in increased scrutiny by government authorities having authority over our business, such as the FTC, the HHS, Office for Civil Rights (“OCR”), and state attorneys general.

We may become subject to medical liability claims, which could cause us to incur significant expenses, may require us to pay significant damages if not covered by insurance, and could harm our business.

Our business entails the risk of medical liability claims against us and our affiliated professional entities. We and our affiliated professional entities have in the past and may in the future be subject to medical liability claims and, if these claims are successful, substantial damage awards. Although we maintain insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, we cannot predict the outcomes of medical malpractice cases, the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain customers. Professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our providers or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our providers from our operations, which could harm our business. In addition, any claims may harm our business or reputation.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of December 31, 2020, we had approximately $232.9 million of federal net operating loss carryforwards and $182.9 million of state net operating loss carryforwards. The federal net operating loss carryforwards of $111.9 million created subsequent to the year ended December 31, 2017, carry forward indefinitely, whereas the remaining federal net operating loss carryforwards of $121.0 million begin to expire in 2025. Our ability to utilize NOLs may be currently subject to limitations due to prior ownership changes. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code, further limiting our ability to utilize NOLs arising prior to such ownership change in the future. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. We have recorded a full valuation allowance against the deferred tax assets attributable to our NOLs that are not more likely than not expected to be utilized.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added, or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use and similar taxes in any states for telemedicine services based on our belief that our services are not subject to such taxes in any state. Sales and use and similar tax laws and rates vary greatly from state to state. Certain states in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest with respect to past services, and we may be required to collect such taxes for services in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our results of operations.

If our relationships with physicians and other provider specialists within our network are characterized as employees, we would be subject to employment and withholding liabilities.

Although we believe that some of our physicians and other provider specialists within our network are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that our providers or experts are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that our providers or experts are our employees could harm our business.

We may require additional capital from equity or debt financings to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure and acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources, including incurring additional indebtedness under the Term Loan Facility. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our Term Loan Agreement contains certain restrictions that may limit our ability to operate our business.

In connection with the Acquisition, we entered into the Term Loan Agreement with SLR Investment. The terms of the Term Loan Agreement and the related collateral documents contain, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends, and agreeing to do any of the foregoing. The Term Loan Facility requires us to satisfy a specified minimum liquidity level of at least $5.0 million at all times and to achieve certain minimum net revenue thresholds measured quarterly on a trailing twelve-month basis from March 31, 2022, through December 31, 2022, and then 60% of projected net revenues in accordance with an annual plan to be submitted to the lenders commencing on March 31, 2023, and thereafter. Our ability to meet these and other financial covenants can be affected by events beyond our control, including as a result of the economic downturn caused by the COVID-19 pandemic, and we may not be able to continue to meet these covenants. A breach of any of these covenants or the occurrence of other events (including a material adverse effect) specified in these agreements and/or the related collateral documents would result in an event of default under such agreements. Upon the occurrence of an event of default, SLR Investment, as collateral agent for the lenders, could elect to declare all amounts outstanding, if any, under the Term Loan Agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, SLR Investment, as collateral agent for the lenders, could proceed against the collateral granted to them to secure such indebtedness. We have pledged substantially all of our assets as collateral under the loan documents. If SLR Investment, as collateral agent for the lenders, accelerates the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt.

Our substantial indebtedness following the Acquisition could harm our business and growth prospects.

In connection with the Acquisition, we funded the cash portion of the purchase price with $96.5 million in proceeds from the $100.0 million Term Loan Facility and the $13.5 million Subordinated Note issued to SOC Holdings LLC, an affiliate of Warburg Pincus. Our substantial indebtedness as a result of these borrowings, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We are also obligated to repay a portion of the principal amount outstanding under the Term Loan Facility and the balance of the Subordinated Note from the proceeds of any offering by us of our equity securities. We intend to use the net proceeds we receive from this offering to repay the outstanding principal balance of the Term A2 Loan and the Subordinated Note. See “Use of Proceeds.”

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our debt agreements could have important consequences to us, including limiting funds otherwise available for financing our operations, capital expenditures, selling and marketing efforts, development of new solutions, future business opportunities and other purposes by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt; limiting our ability to incur or prepay existing indebtedness, pay dividends or distributions, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments and make changes in the nature of the business, among other things; making us more vulnerable to rising interest rates, as borrowings under the Term Loan Facility and the Subordinated Note bear variable rates of interest; and making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, tax laws, including the disallowance or deferral of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and harm our business. Further, the Term Loan Agreement contains customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial statements or report them in a timely manner, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Prior to the Merger Transaction, Legacy SOC Telemed operated as a private company with limited accounting and financial reporting personnel and other resources with which to address its internal controls and procedures, and, as previously disclosed, had identified a material weakness in its internal control over financial reporting related to the design of its control environment. In connection with the audit of our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified material weaknesses (including the previously identified material weakness) in our internal control over financial reporting and, as a result, our management concluded that our disclosure controls and procedures were not effective as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Consistent with our prior disclosures, we determined that we had a material weakness related to the design of our control environment because we did not (i) maintain a sufficient complement of personnel with an appropriate degree of knowledge, experience, and training, commensurate with our accounting and reporting requirements; (ii) maintain sufficient evidence of formal procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, nor were monitoring controls evidenced at a sufficient level to provide the appropriate level of oversight of activities related to our internal control over financial reporting; and (iii) design and maintain effective controls over segregation of duties with respect to creating and posting manual journal entries.

In addition, in connection with our year-end audit, we determined that we had a material weakness related to informational technology (“IT”) general controls because we did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls for financial systems to ensure that information technology and data changes affecting financial IT applications and underlying accounts records are identified, tested, authorized, and implemented appropriately; and (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel.

The material weakness related to the control environment resulted in adjustments to liability, equity, and changes in fair value related to private placement warrants, the accrual of certain compensation-related costs, and other items related to the consummation of the Merger Transaction. The IT deficiencies did not result in a material misstatement to our consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, we have determined these deficiencies in the aggregate constitute a second material weakness. Additionally, each of the above material weaknesses could result in a misstatement of our account balances or disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

With the oversight of senior management and our audit committee, we have implemented a remediation plan which includes (i) the hiring of personnel with technical accounting and financial reporting experience to further bolster our ability to assess judgmental areas of accounting and provide an appropriate level of oversight of activities related to internal control over financial reporting; (ii) the implementation of improved accounting and financial reporting procedures and controls to improve the timeliness of our financial reporting cycle; (iii) the implementation of new accounting and financial reporting systems to improve the completeness and accuracy of our financial reporting and disclosures; (iv) the establishment of formalized internal controls to maintain segregation of duties between control operators; (v) the implementation of additional program change management policies and procedures, control activities, and tools to ensure changes affecting IT applications and underlying accounting records are identified, authorized, tested, and implemented appropriately; and (vi) the enhancement of the design and operation of user access control activities and procedures to ensure that access to IT applications and data is adequately restricted to appropriate Company personnel. We believe the measures described above, which continues the implementation of a remediation plan commenced by Legacy SOC Telemed prior to the Merger Transaction, will remediate the material weaknesses identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to diligently and vigorously review our financial reporting controls and procedures.

While we continue to implement this plan to remediate the material weaknesses described above, we cannot predict the success of such plan or the outcome of our assessment of these plans at this time. If our steps are insufficient to remediate the material weaknesses successfully and otherwise establish and maintain an effective system of internal control over financial reporting, the reliability of the our financial reporting, investor confidence in us, and the value of the our Class A common stock could be materially and adversely affected. We can give no assurance that the implementation of this plan will remediate these deficiencies in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, causing us to fail to meet our reporting obligations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls in addition to those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed — Internal Control Over Financial Reporting.” Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, additional weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future.

Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our annual report on Form 10-K for the year ended December 31, 2021. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act or a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the price of our Class A common stock.

Risks Related to Governmental Regulation

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. Existing and new laws and regulations affecting the healthcare industry could create unexpected liabilities for us, could cause us to incur additional costs, and could restrict our operations. Many healthcare laws are complex, and their application to specific products and services may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the services that we provide. However, these laws and regulations may nonetheless be applied to our business. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply, could create liability for us, result in adverse publicity and harm our business.

If we fail to comply with extensive healthcare laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•        licensure of health providers, certification of organizations and enrollment with government reimbursement programs;

•        necessity and adequacy of medical care;

•        relationships with physicians and other referral sources and referral recipients;

•        billing and coding for services;

•        properly handling overpayments;

•        quality of medical equipment and services;

•        qualifications of medical and support personnel;

•        confidentiality, maintenance, data breach, identity theft and security issues associated with health-related and personal information and medical records; and

•        communications with patients and consumers.

Among these laws are the federal Stark Law, the federal Anti-Kickback Statute, the False Claims Act, and similar state laws. If we fail to comply with applicable laws and regulations, we could suffer civil sanctions and criminal penalties, including the loss of our ability to participate in the Medicare, Medicaid and other federal and state healthcare programs. While we endeavor to ensure that our financial relationships with referral sources such as hospitals and physicians comply with the applicable laws (including applicable safe harbors and exceptions), evolving interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our operations. A determination that we have violated these or other laws, or the public announcement that we are being investigated for possible violations of these or other laws, could harm our business, and our business reputation could suffer significantly. In addition, other legislation or regulations at the federal or state level may be adopted that could harm our business.

Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm to us, which could, in turn, harm our customer base and our business.

Numerous state and federal laws and regulations, including HIPAA, govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of personally identifiable information, or PII, including protected health information. HIPAA establishes a set of basic national privacy and security standards for the protection of protected health information (“PHI”) by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, which includes us.

HIPAA requires healthcare providers like us to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

HIPAA imposes mandatory penalties for certain violations. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts will be able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PII, including PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability.

New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with standards could be significant. If we do not comply with existing or new laws and regulations related to PHI, we could be subject to criminal or civil sanctions.

Because of the extreme sensitivity of the PII we store and transmit, the security features of our technology platform are very important. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive customer and patient data, including HIPAA-regulated PHI. As a result, our reputation could be severely damaged, adversely affecting customer or investor confidence. Customers may curtail their use of or stop using our services or our customer base could decrease, which would cause our business to suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to customers or other business partners in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and, in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We outsource important aspects of the storage and transmission of customer and patient information, and thus rely on third parties to manage functions that have material cyber-security risks. We attempt to address these risks by requiring outsourcing subcontractors who handle customer and patient information to sign business associate agreements contractually requiring those subcontractors to adequately safeguard personal health data to the same extent that applies to us and in some cases by requiring such outsourcing subcontractors to undergo third-party security examinations. However, we cannot assure you that these contractual measures and other safeguards will adequately protect us from the risks associated with the storage and transmission of such information on our behalf by our subcontractors.

We also publish statements to our customers that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

We have specific requirements to protect the privacy and security of personal health information we collect from or on behalf of our customers.

Privacy and security of personal health information, particularly personal health information stored and transmitted electronically, is a major issue in the United States. The Privacy Standards and Security Standards under HIPAA establish a set of national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and healthcare providers (referred to as covered entities) and their business associates. We may be required to comply with the HIPAA Privacy and Security Standards for physical, technical, and administrative safeguards, among other requirements. We cannot assure you that it will adequately address the risks created by these requirements, and if it fails to do so we could potentially be subject to HIPAA’s criminal and civil penalties. The Health Information Technology for Economic and Clinical Health (or “HITECH”) Act, which was enacted as part of the American Recovery and Reinvestment Act of 2009, and amended HIPAA, increased civil penalty amounts for violations of HIPAA and significantly strengthened enforcement by requiring the United States Department of Health and Human Services to conduct periodic audits to confirm compliance and authorizing state attorneys general to bring civil actions seeking either injunctions or damages in response to violations of HIPAA Privacy and Security Standards that threaten the privacy of state residents.

Both federal and state governments continue to adopt and/or are considering a number of new regulations related to protection of personal information. Thus, we may incur costs to monitor, evaluate, and modify operational processes for compliance.

If we fail to comply with federal and state laws and policies governing claim submissions to government healthcare programs or commercial insurance programs, we or our customers may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs and contractual claims by commercial insurers.

We offer revenue cycle management services to our customers that include the preparation and submission of claims for professional service and billing agent collection processing with payers on behalf of our customers. Certain of these reimbursement claims are governed by federal and state laws with potential civil and criminal penalties for non-compliance. The HIPAA security, privacy and transaction standards also have a potentially significant effect on our claims preparation, transmission and submission services, because such services must be structured and provided in a way that supports our customers’ HIPAA compliance obligations. Errors by us or our systems with respect to entry, formatting, preparation or transmission of claim information may be determined or alleged to be in violation of these laws and regulations. If our revenue cycle management services fail to comply with these laws and regulations, we may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended, private payers may file claims against us, and we may be excluded from Medicare, Medicaid or other government-funded healthcare programs. Further, our customers may seek contractual remedies and indemnification. Any investigation or proceeding related to these topics, even if unwarranted or without merit, could adversely affect demand for our services, could force us to expend significant capital, research and development and other resources to address the failure, and may harm our business.

If we fail to comply with Medicare and Medicaid regulatory, guidance, or policy requirements, we may be subjected to reduced reimbursement, overpayment demands or loss of eligibility to participate in these programs.

Our affiliated professional entities enrolled and recently began participating in certain government health care programs covering certain of the professional services delivered by our affiliated professional entities. We expect a growing portion of our patient services to be reimbursed by government health care programs. The Medicare and Medicaid programs are highly regulated, and unique requirements governing the reimbursement of professional services delivered using telemedicine are evolving and complicated. In addition, changes in government health care programs may reduce the reimbursement we receive and could harm our business. In particular, there is uncertainty regarding whether temporary waivers of certain Medicare conditions of participation and payment for many virtual care services and temporary expansions of the types of Medicare-covered services that can be provided remotely will continue or be made permanent. If we fail to comply with applicable reimbursement laws and regulations, reimbursement under these programs and participation in these programs could be adversely affected. Federal or state governments may also impose other sanctions on us for failure to comply with the applicable reimbursement regulations, including but not limited to recovering an overpayment. Failure to comply with these or future laws and regulations could result in our or our affiliated provider network’s ability to provide telemedicine services to our customers.

Physician licensing and credentialing, a cost of providing professional services, can negatively impact our margins as we may incur increased expenses to utilize appropriately licensed and credentialed physicians for consult demands, especially when expanding to new jurisdictions and new hospital customers.

A physician’s ability to perform telemedicine consults is dictated by where the physician is licensed to practice and with whom the physician is privileged to provide services. State licensure and physician credentialing requirements take time to procure, often necessitating months of lead-time before a physician is able to take consults for a particular hospital facility. Our ability to manage and anticipate physician need and prioritize licensing and credentialing could impact profit margins and expense management. As consult demands increase in areas where only a limited number of physicians hold necessary licenses and credentials, those physicians with appropriate licensing and credentialing to meet customer demands may assume additional overtime shifts or otherwise demand increased fees, thereby increasing our costs. Further, obtaining a license to practice medicine in a particular jurisdiction is at the discretion of the local state medical board, and, as such, timing to achieve licensure in certain jurisdictions may be outside our ability to accomplish within expected time frames.

Recent and frequent state legislative and regulatory changes specific to telemedicine may present us with additional requirements and state compliance costs, with potential operational impacts in certain jurisdictions.

In recent years, states have adopted an abundance of new legislation and regulations specific to telemedicine. In some cases, this legislation and regulation, typically targeting “direct to consumer” telehealth service offerings rather than specialty consultative services, such as our acute care telemedicine solutions, incorporates informed consent, modality, medical record, and other requirements. Thus, where new legislation and regulations apply to our telemedicine solutions, we may incur costs to monitor, evaluate, and modify operational processes for compliance. All such activities increase our costs and could, in certain circumstances, impact our ability to make available telemedicine services in a particular state.

Risks Related to Our Use of Technology

Failure to keep pace with advances in technology could cause our solutions to become obsolete, which could harm our business, financial condition and results of operations.

The telemedicine industry is characterized by rapid technological change, changing consumer requirements, short product lifecycles and evolving industry standards. The successful implementation of our business model depends on our ability to anticipate and adapt to evolving technologies and industry standards and introduce new solutions accordingly. For example, we recently started deploying our Telemed IQ software platform to hospital organizations as a stand-alone software-as-a-service solution independent of our clinical services to enable these providers to optimize and scale our platform across all of their care sites. These new solutions carry risks, such as cost overruns, delays in delivery, performance problems, and lack of acceptance by our customers. If we cannot anticipate or adapt to rapidly evolving industry standards, technology, and increasingly sophisticated customers and their employees, our existing technology could become undesirable, obsolete, or harm our reputation. Moreover, we may not be successful in developing, using, marketing, selling or maintaining new technologies effectively or adapting our solutions to evolving customer requirements or emerging industry standards, and, as a result, our business could be harmed. In addition, we have limited insight into trends that might develop and affect our business, which could lead to errors in our predicting and reacting to relevant business, legal, and regulatory trends and healthcare reform. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future solutions and services becoming uncompetitive or obsolete. If any of these events occur, it could harm our business.

We depend upon third-party service providers for certain technologies. If these third-party providers fail to fulfill their contractual obligations, fail to maintain or support those technologies or choose to discontinue their services, our operations could be disrupted and our business may be harmed.

We depend upon third-party service providers for important functions of our solutions. Software, network applications and data, as well as the core video and audio system integral to our business, are hosted on third-party sites. These facilities may be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, COVID-19 pandemic-related business disruptions, and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our providing our services. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. Redundancies and backup systems are in place to prevent operational disruptions and data loss, but if these technologies fail or are of poor quality, our business could be harmed. Failures or disruption in the delivery of telemedicine services could result in customer dissatisfaction, disrupt our operations, and adversely affect our operating results. Additionally, we have significantly less control over the technologies third parties provide to us than if we maintained and operated them ourselves. In some cases, functions necessary to some of our solutions may be performed by these third-party technologies. If we need to find an alternative source for performing these functions, we may have to expend significant money, resources and time to develop the alternative, and if this development is not accomplished in a timely manner and without significant disruption to our business, we may be unable to fulfill our obligations to customers. Any errors, failures, interruptions, or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with customers and harm our business and could expose us to third-party liabilities.

If the systems that we use to provide our services experience security breaches, we may incur significant liabilities, and our reputation and business may be harmed.

Our services involve the storage and transmission of our customers’ proprietary information, sensitive or confidential data, including valuable personal information of patients, customers and others, as well as the PHI of our customers. Because of the extreme sensitivity of the information we store and transmit, the security features of our computer, network and communications systems infrastructure are critical to the success of our business. We are also dependent on third-party vendors to keep their systems secure in order to protect our information systems and data. A breach or failure of our or our third-party vendors’ security measures could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our or our third-party vendors’ security measures fail or are breached, it could result in unauthorized persons accessing sensitive customer or patient data (including PHI), a loss of or damage to our data, an inability to access data sources, or process data or provide our services to our customers. Such failures or breaches of our or our third-party vendors’ security measures, or our or our third-party vendors’ inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect customer or investor confidence in us, and reduce the demand for our services from existing and potential customers. In addition, we could face litigation, damages for contract breach, monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and, in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We or our third-party vendors may experience cyber-security and other breach incidents that remain undetected for an extended period. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched, we or our third-party vendors may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our or our third-party vendors’ security occurs, or if we or our third-party vendors are unable to effectively resolve such breaches in a timely manner, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers, which could harm our business.

We rely on telecommunications and internet service providers for providing solutions to our customers, and any interruption or failure in the services provided by these third parties could harm our business.

Our business is highly dependent on telecommunications and internet service providers. We serve our customers using third-party data centers and telecommunications solutions, including cloud infrastructure services. Our services are designed to operate 24-hours-a-day, seven-days-a-week, without interruption. However, we have experienced, and we expect that we will continue to experience, interruptions and delays in services and availability from time to time. We may not maintain redundant systems or facilities for some of these services. While we control and have access to our servers, we do not control the operation of these facilities. The cloud vendors and the owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our cloud vendors or data center operators is acquired, we may be required to transfer our servers and other infrastructure to a new vendor or a new data center facility, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our cloud vendors or third-party data center locations with the telecommunications network providers with whom we or they contract or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our cloud vendors or third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy faced by our cloud vendors or third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Additionally, if our cloud or data centers vendors are unable to keep up with our growing needs for capacity, this could harm our business. For example, a rapid expansion of our business could affect the service levels at our cloud vendors or data centers or cause such cloud systems or data centers and systems to fail. Any changes in third-party service levels at our cloud vendors or data centers or any disruptions or other performance problems with our solution could harm our reputation and may damage our customers’ stored files or result in lengthy interruptions in our services. Interruptions in our services may reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to potential liability or adversely affect customer renewal rates.

In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could negatively impact our relationships with customers. To operate without interruption, both we and our service providers must guard against:

•        damage from fire, power loss, natural disasters and other force majeure events outside our control;

•        communications failures;

•        software and hardware errors, failures and crashes;

•        security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and

•        other potential interruptions.

Moreover, system failures may result in loss of data, including patient data, which is critical to the provision of our services. Any errors, failures, interruptions or delays experienced in connection with our or our third parties’ systems could negatively impact our relationships with customers, adversely affect our brand and expose us to liabilities to third parties, all of which could harm our business.

Failure to protect or enforce our intellectual property rights could impair our ability to protect our internally developed technology and our brand and the costs involved in such enforcement could harm our business.

Our intellectual property includes our internally developed processes, methodologies, algorithms, applications, technology platform, software code, website content, user interfaces, graphics, trade dress, databases and domain names. We rely on a combination of trademark, trade secret and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally developed technology and content. We believe that our intellectual property is an essential asset of our business. If we do not adequately protect our intellectual property, our brand and reputation could be harmed and competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our technology, and delay or render impossible our achievement of profitability. A failure to protect our intellectual property in a cost-effective and meaningful manner could adversely affect our ability to compete. We regard the protection of our trade secrets, copyrights, trademarks, trade dress, databases and domain names as critical to our success.

We strive to protect our intellectual property rights by relying on federal, state, and common law rights and other rights provided under foreign laws. However, the steps we take to protect our intellectual property rights may be inadequate. For example, other parties, including our competitors, may independently develop similar technology, duplicate our services, or design around our intellectual property and, in such cases, we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information, and we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights.

We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. In particular, we do not currently hold a patent or other registered or applied for intellectual property protection for our Telemed IQ software platform. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our solutions, technology or proprietary information, or provide us with any competitive advantages, since intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put any related pending patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. Negative publicity related to a decision by us to initiate such enforcement actions against a customer or former customer, regardless of its accuracy, may adversely impact our other customer relationships or prospective customer relationships, harm our brand and business, and could cause the market price of our Class A common stock to decline. Our failure to secure, protect, and enforce our intellectual property rights could harm our brand and our business.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, including so-called non-practicing entities (NPEs), may own or claim to own intellectual property relating to our solutions. From time to time, third parties may claim that we are infringing upon their intellectual property rights or that we have misappropriated their intellectual property. For example, in some cases, very broad patents are granted that may be interpreted as covering a wide field of machine learning and predictive modeling methods in healthcare. As competition in our market grows, the possibility of patent infringement, trademark infringement and other intellectual property claims against us increases. In the future, we expect others to claim that our solutions and underlying technology infringe or violate their intellectual property rights. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more aspects of our technology and services. Any claims or litigation could cause us to incur significant expenses and, whether or not successfully asserted against us, could require that we pay substantial damages, ongoing royalty or license payments or settlement fees, prevent us from offering our solutions or using certain technologies, require us to re-engineer all or a portion of our platform, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Our use of open source software could adversely affect our ability to offer our solutions and subject us to possible litigation.

We use open source software in connection with our existing and future solutions. Some open source software licenses require those who distribute open source software as part of their own software product to make available the source code for any modifications or derivative works created based upon the open source software, and that such modifications or derivative works are licensed under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our internally developed software and make it available under open source licenses if we combine and/or distribute our internally developed software with open source software in certain manners. Although we monitor our use of open source software, we cannot be sure that all open source software is reviewed prior to use in our software, that our programmers have not incorporated open source software into our internally developed software or that they will not do so in the future. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our existing and future solutions to our customers. In addition, the terms of open source software licenses may require us to provide software that we develop using such open source software to others, including our competitors, on unfavorable license terms. As a result of our current or future use of open source software, we may face claims or litigation, be required to release our internally developed source code, pay damages for breach of contract, re-engineer our technology, discontinue sales in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our development efforts, any of which could harm our business.

Our software platform may not perform properly due to errors or similar problems, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business.

Telemed IQ, our cloud-based software platform, provides our customers and providers with the ability to, among other things, complete, view and edit medical history; request a consult (either scheduled or on demand); conduct a consult (via video or phone); and initiate an expert medical service. Software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our software platform from operating properly. If our solutions do not function reliably or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers.

Moreover, complex software, such as ours, often contains defects and errors, some of which may remain undetected for a period of time. Material performance problems, defects or errors in our existing or new software and services may arise in the future and may result from interface of our solution with systems and data that we did not develop and the function of which is outside of our control or undetected in our testing. Such errors may be found after the introduction of new software or enhancements to existing software. If we detect any errors before we introduce a solution, we may have to delay deployment for an extended period of time while we address the problem. Any defects and errors, and any failure by us to identify and address them, could result in loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential customers from purchasing our solutions from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could harm our business.

Risks Related to Our Corporate Governance

Warburg Pincus has significant influence over us, and their interests may conflict with ours and those of our other stockholders in the future.

As of March 31, 2021, investment funds owned by Warburg Pincus LLC (“Warburg Pincus”) and its affiliates beneficially owned approximately 37.4% of our outstanding Class A common stock. As long as Warburg Pincus owns or controls a significant percentage of our outstanding voting power, they will have the ability to significantly influence all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our board of directors (the “Board”), any amendment to our amended and restated certificate of incorporation or amended and restated by-laws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. In addition, in connection with the Merger Transaction, we entered into an Investor Rights Agreement with Warburg Pincus pursuant to which, among other things, Warburg Pincus has the right to designate (i) up to five of nine directors for as long as it beneficially owns at least 50% of the issued and outstanding shares of Class A common stock, (ii) up to three of nine directors for so long as it beneficially owns at least 35% but less than 50% of the issued and outstanding shares of Class A common stock, (iii) up to two of seven directors for so long as it beneficially owns at least 15% but less than 35% of the issued and outstanding shares of Class A common stock and (iv) up to one of seven directors for so long as it beneficially owns at least 5% but less than 15% of the issued and outstanding shares of Class A common stock. Thomas J. Carella and Amr Kronfol, each a Managing Director of Warburg Pincus, are members of the Board and are deemed to be director designees of Warburg Pincus. Warburg Pincus’ influence over our management could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our Class A common stock to decline or prevent stockholders from realizing a premium over the market price for our Class A common stock.

The interests of Warburg Pincus may not align with our interests as a company or the interests of our other stockholders. Accordingly, Warburg Pincus could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree. Further, Warburg Pincus is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Warburg Pincus may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In recognition that directors, principals, officers, employees and other representatives of Warburg Pincus and its affiliates and investment funds may serve as our or our affiliates’

directors, officers or agents, our amended and restated certificate of incorporation provides, among other things, that none of Warburg Pincus or any director, principal, officer, employee or other representatives of Warburg Pincus has any duty to refrain from engaging directly or indirectly in an investment or corporate or business opportunity or offering a prospective economic or competitive advantage in which we or any of our controlled affiliates, directly or indirectly, could have an interest or expectancy or otherwise competing with us or any of our controlled affiliates. In the event that any of these persons or entities acquires knowledge of a potential investment or corporate or business opportunity which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and these persons and entities will not have any duty to communicate or present such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. These potential conflicts of interest could harm our business if, among other things, attractive corporate opportunities are allocated by Warburg Pincus to itself or its other affiliates.

Provisions in our charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws may have the effect of rendering more difficult, delaying, or preventing a change of control or changes in our management. These provisions provide for, among other things:

•        a classified board of directors whose members serve staggered three-year terms;

•        the authorization of “blank check” preferred stock, which could be issued by the Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our Class A common stock;

•        a limitation on the ability of, and providing indemnification to, our directors and officers;

•        a requirement that special meetings of our stockholders can be called only by the Board, the Chairperson of the Board or our Chief Executive Officer;

•        a requirement of advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to the Board;

•        a prohibition on cumulative voting in the election of directors;

•        a requirement that our directors may be removed only for cause and by a majority vote of the stockholders;

•        a prohibition on stockholder action by written consent;

•        a requirement that vacancies on the Board may be filled only by a majority of directors then in office (subject to limited exceptions), even though less than a quorum; and

•        a requirement of the approval of the Board or the holders of at least two-thirds of our outstanding shares of capital stock to amend the amended and restated by-laws and certain provisions of the amended and restated certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our management by making it more difficult for stockholders to replace members of the Board, which is responsible for appointing the members of our management. In addition, institutional stockholder representative groups, stockholder activists and others may disagree with our corporate governance provisions or other practices, including anti-takeover provisions, such as those listed above. We generally will consider recommendations of institutional stockholder representative groups, but we will make decisions based on what the Board and management believe to be in the best long-term interests of our company and stockholders; however, these groups could make recommendations to our stockholders against our practices or our board members if they disagree with our positions.

Finally, we have not opted out of the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation provides that a state or federal court located within the state of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides, to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•        any derivative action or proceeding brought on behalf of us;

•        any action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder of ours to us or our stockholders;

•        any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or

•        any action asserting a claim governed by the internal affairs doctrine;

except for, as to each of the above clauses, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims.

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive or concurrent jurisdiction. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If any other court of competent jurisdiction were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our business. In addition, although the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum selection clause.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could harm our business.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of Nasdaq. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on the Board, our board committees or as our executive officers. After we cease to be an “emerging growth company,” we will incur greater legal, accounting, and other expenses than we previously incurred. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Risks Related to This Offering

Investors in this offering will experience immediate and substantial dilution in the book value per share of the Class A common stock purchased in the offering.

The offering price per share of our Class A common stock being offered is substantially higher than the historical net tangible book value per share of our outstanding Class A common stock as of March 31, 2021. As a result, investors purchasing shares of our Class A common stock in this offering will incur immediate dilution of approximately $7.66 per share in as adjusted net tangible book value, after giving effect to the sale of an aggregate of 8,000,000 shares of our Class A common stock at the assumed public offering price of $7.58 per share, which was the last reported sale price of our Class A common stock on Nasdaq on May 21, 2021, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, you will experience further dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. See “Dilution” for a more detailed discussion of the dilution you will incur if you purchase shares of our Class A common stock in this offering. In addition, we have a significant number of stock options and warrants outstanding. To the extent that outstanding stock options or warrants have been or may be exercised or other shares issued, you may experience further dilution.

We have broad discretion in the use of the net proceeds that we receive in this offering and may not use them effectively.

The principal purposes of this offering are to repay in full the entire outstanding amount of the Term A2 Loan and the Subordinated Note and raise additional capital. We intend to use the net proceeds from this offering to make a payment of $10.5 million to repay the Term A2 Loan, including related prepayment premiums and accrued interest, and a payment of $13.7 million to repay the balance of the Subordinated Note. Any remaining proceeds will be used for working capital and general corporate purposes, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. See “Use of Proceeds.” Until the application of the net proceeds as set forth above, our management will have broad discretion over the investment of the proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business could be harmed. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The market price of our Class A common stock and warrants may be volatile, which could cause the value of your investment to decline.

The market price of our Class A common stock and warrants has been and may continue to be volatile and subject to wide fluctuations depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock or warrants. Factors affecting the trading price of our Class A common stock and warrants may include:

•        market conditions in our industry or the broader stock market;

•        actual or anticipated fluctuations in our financial and operating results;

•        actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•        the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•        changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

•        the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•        our ability to market new and enhanced solutions on a timely basis;

•        announced or completed acquisitions of businesses, commercial relationships, products, services or technologies by us or our competitors;

•        changes in laws and regulations affecting our business;

•        changes in accounting standards, policies, guidelines, interpretations or principles;

•        commencement of, or involvement in, litigation involving us;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        sales, or anticipated sales, of large blocks of our Class A common stock;

•        any major change in the composition of the Board or management;

•        general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), currency fluctuations and acts of war or terrorism; and

•        other risk factors listed under this “Risk Factors” section.

Broad market and industry factors may materially harm the market price of our Class A common stock and warrants, regardless of our actual operating performance. The stock market in general and Nasdaq have, from time to time, experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our Class A common stock and warrants, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our Class A common stock or warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Further, although our Class A common stock and warrants are currently listed on Nasdaq, an active trading market for our Class A common stock and warrants may not be sustained. Accordingly, if an active trading market for these securities is not maintained, the liquidity of our Class A common stock and warrants, your ability to sell your shares of our Class A common stock or warrants when desired and the prices that you may obtain for your shares or warrants will be adversely affected.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary businesses and technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

Future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of our Class A common stock.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your shares of our Class A common stock at a time and price that you deem appropriate. All outstanding shares of our Class A common stock previously held by the pre-Merger Transaction public stockholders at the completion of the Merger Transaction and a substantial number of shares of our Class A common stock issued as merger consideration in the Merger Transaction are freely tradable without restriction under the Securities Act, except for any shares of our Class A common stock that may be held or acquired by our directors, executive officers and other affiliates (including affiliates of Warburg Pincus), as that term is defined in the Securities Act, which are subject to restrictions under the Securities Act.

In connection with the completion of the Merger Transaction, we entered into an Amended and Restated Registration Rights Agreement with Warburg Pincus and the sponsor of the pre-Merger Transaction company, HCMC Sponsor LLC (the “Sponsor”), pursuant to which we agreed to register for resale and granted certain other registration rights with respect to the approximately 39.0 million shares of Class A common stock held by Warburg Pincus and the Sponsor and their respective permitted transferees, in addition to the warrants originally issued in a private placement to the Sponsor in connection with HCMC’s initial public offering and the up to 350,000 shares of our Class A common stock issuable upon the exercise of the private placement warrants. We have also agreed to register for resale the 16.8 million shares of our Class A common stock (the “PIPE shares”) issued in a private placement that closed immediately prior to the Merger Transaction and the 12.5 million shares of Class A common stock issuable upon exercise of our publicly held warrants to purchase shares of Class A common stock. In accordance with the foregoing, we filed a registration statement on Form S-1 under the Securities Act, which registration statement was declared effective on December 8, 2020, to register the resale of up to 69.3 million shares of our Class A common stock, including 33.9 million shares of Class A common stock held by Warburg Pincus, the 16.8 million PIPE shares and 12.85 million shares of Class A common stock issuable upon exercise of our outstanding warrants. Shares of Class A common stock sold under such registration statement can be freely sold in the public market. In addition, in connection with the completion of the Acquisition, we agreed to register for resale the 13.8 million shares of our Class A common stock issued to the Sellers at the closing of the Acquisition and any shares of Class A common stock that we may issue in the future under deferred vesting agreements or, in our sole discretion, as payment in respect of certain earn-out amounts and other deferred consideration in accordance with the terms of the Purchase Agreement. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common stock.

We have also filed a registration statement on Form S-8 under the Securities Act to register shares of our Class A common stock that may be issued under our equity incentive plans from time to time, as well as any shares of our Class A common stock underlying outstanding options and restricted stock units that have been granted to our directors, executive officers and other employees, all of which are subject to time- or performance-based vesting conditions. Shares registered under this registration statement will be available for sale in the public market upon issuance subject to vesting arrangements and exercise of options, as well as Rule 144 in the case of our affiliates.

The Sponsor and executive officers and directors of the pre-Merger Transaction company entered into a letter agreement (the “Letter Agreement”) with HCMC, pursuant to which they agreed, among other things, not to transfer, assign or sell (except to certain permitted transferees) any of the founder shares initially purchased by the Sponsor in a private placement prior to HCMC’s initial public offering, of which 4.4 million shares remain outstanding, until one year after the closing of the Merger Transaction or earlier if subsequent to the Merger Transaction, (i) the last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the completion of the Merger Transaction or (ii) we consummate a subsequent liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. However, following the expiration of such lock-up, the Sponsor and its permitted transferees will not be restricted from selling such securities, other than by applicable securities laws. In addition, approximately 1.9 million of these founder shares will remain subject to lock-up pursuant to the terms of a letter agreement (the “Sponsor Agreement”) entered into between the Sponsor and HCMC in connection with the Merger Transaction, and will be released from this lock-up upon achieving certain market share price milestones within a period of seven years after the closing of the Merger Transaction.

Under the terms of the Purchase Agreement, the Sellers are subject to lock-up provisions that restrict their ability to sell or transfer their shares received at the closing of the Acquisition until October 30, 2021, subject to certain exceptions. If, however, SOC Holdings LLC sells any of its shares of Class A common stock beneficially owned as of the date of the closing of the Acquisition to third parties in a bona fide sale transaction prior to October 30, 2021 (excluding any transfers amongst its affiliates), the Sellers will be permitted to transfer an equivalent percentage proportion of the shares of Class A common stock received at the closing of the Acquisition, up to an aggregate of approximately 2.8 million shares, to the percentage of shares of Class A common stock transferred by SOC Holdings LLC prior to October 30, 2021. Following the expiration of such lock-up, the Sellers will not be restricted from selling such shares, other than by applicable securities laws.

We are unable to predict the effect that these sales, particularly sales by our directors, executive officers and significant stockholders, may have on the prevailing market price of our Class A common stock. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our Class A common stock in the public market, the trading price of our Class A common stock could decline significantly and make it difficult for us to raise funds through securities offerings in the future.

In addition, in connection with this offering, each of our directors and executive officers and Warburg Pincus are subject to lock-up agreements that restrict their ability to sell or transfer their shares for a period of 90 days after the date of this prospectus, subject to certain exceptions. However, Credit Suisse Securities (USA) LLC may, in its sole discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire, shares held by our directors and executive officers and Warburg Pincus will be eligible for sale in the public market, which shares will be subject to volume limitations under Rule 144 of the Securities Act. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur or early release of these agreements, could cause the market price of our Class A common stock to fall or make it more difficult for you to sell your shares of Class A common stock at a time and price that you deem appropriate.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your shares for a price greater than that which you are deemed to have paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of the Board. The Board may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders and such other factors as the board of directors may deem relevant. In addition, the Term Loan Agreement contains and any future indebtedness would likely contain a number of restrictive covenants that impose significant operating and financial restrictions on us, including restricting or limiting our ability to pay cash dividends. Furthermore, because we are a holding company, our ability to pay dividends will depend on our receipt of cash distributions and dividends, loans or other funds from our subsidiaries, which may be similarly affected by, among other things, the terms of any future indebtedness, other contractual restrictions and provisions of applicable law. Accordingly, we may not pay any dividends on our Class A common stock in the foreseeable future.

If securities and industry analysts do not publish or cease publishing research or reports, or publish inaccurate or unfavorable research or reports, about our business or our market, our stock price and trading volume could decline.

The trading market for our Class A common stock and warrants will depend, in part, on the research and reports that securities and industry analysts publish about us, our business and our market. We do not have any control over these analysts or the information contained in their reports. If securities and industry analysts do not commence and maintain coverage of our business, our stock price and trading volume would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock, publish inaccurate or unfavorable research about our business or our market, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our Class A common stock could decrease, which might cause our stock price and trading volume to decline.

We are an “emerging growth company” as well as a “smaller reporting company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2024. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This may make the comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Class A common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Class A common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make the comparison of our financial statements with other public companies difficult or impossible.

Our actual results of operations may differ materially from the unaudited pro forma financial information included in this prospectus.

The unaudited pro forma condensed combined financial information included in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual results of operations would have been had the Acquisition been completed on January 1, 2020, nor is it indicative of our future results of operations. The unaudited pro forma adjustments represent our management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The issuance of shares of our Class A common stock upon exercise of our outstanding warrants would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of March 31, 2021, warrants to purchase an aggregate of approximately 12.85 million shares of our Class A common stock were outstanding and exercisable. The exercise price of these warrants is $11.50 per share. To the extent such warrants are exercised, additional shares of Class A common stock will be issued, which will result in dilution to holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A common stock. However, there is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrantholders.

We have the ability to redeem outstanding warrants at any time prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sale price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrantholders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force warrantholders to: (i) exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. Additionally, in the event we redeem the warrants, the Board may elect to require all holders of warrants to exercise such warrants on a cashless basis, by surrendering the warrants for a number of shares of our Class A common stock as calculated in accordance with the warrant agreement governing the warrants (the “Warrant Agreement”), even if the holder of a warrant would otherwise prefer to exercise the warrant for cash.

None of the private placement warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are forward-looking and as such are not historical facts. These forward-looking statements include, without limitation, statements regarding future financial performance, business strategies, expansion plans, future results of operations, estimated revenues, losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on our management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations thereof and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•        our ability to recognize the anticipated benefits of the Acquisition, which may be affected by, among other things, competition and our ability to manage our growth following the Acquisition;

•        our financial performance and capital requirements;

•        our expectations relating to bookings and revenues;

•        our market opportunity and our ability to estimate the size of our target market;

•        our ability to retain our existing customers and to increase our number of customers;

•        potential acquisitions and integration of complementary businesses and technologies;

•        our ability to maintain and expand our network of established, board-certified physicians and other provider specialists;

•        our ability to attract, integrate, and retain key personnel and highly qualified personnel;

•        our ability to comply with new or modified laws and regulations that currently apply or become applicable to our business;

•        the effects of the COVID-19 pandemic on our business and operations;

•        the outcome of any known and unknown litigation and regulatory proceedings;

•        the possibility that our business may be harmed by other economic, business, and/or competitive factors;

•        our anticipated uses of net proceeds from this offering; and

•        other factors described in this prospectus, including those under the section entitled “Risk Factors.”

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on our business. There can be no assurance that future developments affecting our business will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the effect of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

The forward-looking statements made by us in this prospectus speak only as of the date of this prospectus. Except to the extent required under the federal securities laws and rules and regulations of the SEC, we disclaim any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, there is no assurance that the events or results suggested by the forward-looking statements will in fact occur, and you should not place undue reliance on these forward-looking statements.

Market and Industry Data

This prospectus contains statistical data, estimates and information concerning our industry, including market position and the size and growth rates of the markets in which we participate, that are based on independent industry publications and reports or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Among other items, certain of the market research included in this prospectus was published prior to the outbreak of the COVID-19 pandemic and did not anticipate the COVID-19 pandemic or the impact it has caused on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in the projections and estimates made in these publications and reports and by us. See the section titled “Risk Factors — Risks Related to Our Business and Industry — If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected and our business would be harmed.”

The sources of certain information in the text of this prospectus include the following independent industry publications or reports:

•        Association of American Medical Colleges, 2020 Physician Specialty Report, January 2021.

•        EY-Parthenon, Clinician-to-clinician telemedicine in acute care settings: better connecting for better health, June 2020.

•        L.E.K. Consulting, The new future of U.S. telehealth: lasting impacts of COVID-19, April 23, 2020.

Certain information included in this prospectus concerning our industry and the markets served by us, including our market share, is also based on our good-faith estimates derived from management’s knowledge of the industry and other information currently available to us.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $56.4 million, based on an assumed public offering price of $7.58 per share, which was the last reported sale price of our Class A common stock on Nasdaq on May 21, 2021, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $64.9 million.

Each $1.00 increase or decrease in the assumed public offering price of $7.58 per share, which was the last reported sale price of our Class A common stock on Nasdaq on May 21, 2021, would increase or decrease the net proceeds to us from this offering by approximately $7.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $7.1 million, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

The principal purposes of this offering are to repay in full the entire outstanding amount of the Term A2 Loan and the Subordinated Note and raise additional capital. We intend to use the net proceeds from this offering to make a payment of $10.5 million to repay the Term A2 Loan, including related prepayment premiums and accrued interest, and a payment of $13.7 million to repay the balance of the Subordinated Note. Any remaining proceeds will be used for working capital and general corporate purposes, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We may also use a portion of the remaining net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction.

We used the proceeds from the Term A Loans and the Subordinated Note to finance the cash portion of the total purchase consideration at closing of the Acquisition. The Term A2 Loan has an aggregate principal amount of $10.0 million, currently bears interest at a rate per annum of 7.47% plus the Applicable Rate, matures on April 1, 2026, and contains prepayment premium provisions. Our repayment of the Term A2 Loan will require that we pay 3.0% of the principal amount to be repaid plus accrued and unpaid interest through the date of payment. The Subordinated Note has a balance of $13.5 million, currently bears interest at a rate per annum of 7.47% plus the Applicable Rate and matures on September 28, 2026. Our repayment of the Subordinated Note does not include any prepayment penalty.

The expected use of net proceeds to us from this offering represents our intentions based upon our current plans and business conditions. We cannot predict with certainty all of the particular uses for the net proceeds to us from this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds to us of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and government securities.

Dividend Policy

We have not paid any cash dividends on our Class A common stock to date. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Our ability to pay dividends on our Class A common stock is restricted by our Term Loan Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed — Overview — Recent Developments.” Any future determination to declare cash dividends will be made at the discretion of the Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that the Board may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2021, as follows:

•        on an actual basis; and

•        on an as adjusted basis to give effect to (i) the issuance and sale of 8,000,000 shares of Class A common stock in this offering, at the assumed public offering price of $7.58 per share, which was the last reported sale price of our Class A common stock on Nasdaq on May 21, 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the proceeds from this offering to repay the Term A2 Loan and the Subordinated Note as described in “Use of Proceeds.”

The as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with the information contained in this prospectus, including “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2021
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents (from variable interest entities, $5,408)(2)	$32,532	$64,684
Debt (including current portion):
Term Loan Facility(3)	83,003	73,500
Subordinated Note(4)	11,499	—
Total debt	94,502	73,500
Stockholders’ equity:
Class A common stock, $0.0001 par value; 500,000,000 authorized; 88,651,767 shares issued and outstanding, actual; 96,651,767 shares issued and outstanding, as adjusted	9	10
Preferred stock, $0.0001 par value per share; 5,000,000 shares authorized; none issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	394,134	451,135
Accumulated deficit	(248,814)	(248,814)
Total stockholders’ equity	145,329	202,330
Total capitalization	$239,831	$275,830

____________

(1)      Each $1.00 increase or decrease in the assumed public offering price of $7.58 per share, which was the last reported sale price of our Class A common stock on Nasdaq on May 21, 2021, would increase or decrease each of as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $7.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease each of as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $7.1 million, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)      On an as adjusted basis, the increase in cash and cash equivalents consists of the estimated cash remaining from the net proceeds from this offering following the use of proceeds to make payments of (i) $10.5 million to repay the Term A2 Loan, including related prepayment premiums and accrued interest, and (ii) $13.7 million to repay the balance of the Subordinated Note. See “Use of Proceeds.”

(3)      The Term Loan Facility consists of a $100.0 million aggregate financing commitment, including $85.0 million in aggregate principal amount of Term A Loans which we drew in connection with the closing of the Acquisition as described under “Prospectus Summary — Recent Developments — Acquisition of Access Physicians.” Actual amount represents an aggregate principal amount of $85.0 million, net of unamortized discount and debt issuance costs. As adjusted amount represents an aggregate principal amount of $75.0 million, net of unamortized discount and debt issuance costs.

(4)      Actual amount represents $13.5 million aggregate face amount, net of unamortized discount and debt issuance costs.

The outstanding share information in the table above is based on 88,651,767 shares of our Class A common stock outstanding as of March 31, 2021, and excludes:

•        1,513,423 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock (which options were assumed by us in connection with the Merger Transaction) outstanding as of March 31, 2021, with a weighted-average exercise price of $3.03 per share;

•        3,643,694 shares of our Class A common stock issuable upon the vesting of restricted stock units outstanding as of March 31, 2021;

•        1,523,154 shares of our Class A common stock issuable upon the achievement of performance stock units outstanding as of March 31, 2021;

•        185,907 shares of our Class A common stock issuable upon the vesting of restricted stock units granted subsequent to March 31, 2021;

•        81,633 shares of our Class A common stock issuable upon the achievement of performance stock units granted subsequent to March 31, 2021;

•        7,556,300 shares of our Class A common stock reserved for future issuance under the 2020 Plan as of March 31, 2021, which includes an annual evergreen increase;

•        1,764,916 shares of our Class A common stock reserved for future issuance under the ESPP as of March 31, 2021, which includes an annual evergreen increase;

•        12,849,992 shares of our Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2021, with an exercise price of $11.50 per share; and

•        175,353 shares of our Class A common stock reserved for future issuance pursuant to the Purchase Agreement

Dilution

If you invest in our Class A common stock, you will experience immediate dilution in the net tangible book value of your shares of Class A common stock. Dilution in net tangible book value represents the difference between the public offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our Class A common stock.

As of March 31, 2021, we had a historical net tangible book value of $(60.4) million, or $(0.68) per share of Class A common stock, based on 88,651,767 shares of our Class A common stock outstanding. Our historical net tangible book value per share represents the amount of our tangible assets, less liabilities, divided by the total number of shares of our Class A common stock outstanding as of March 31, 2021.

After giving effect to (i) the sale and issuance by us of the 8,000,000 shares of our Class A common stock in this offering at the assumed public offering price of $7.58 per share, which was the last reported sale price of our Class A common stock on Nasdaq on May 21, 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds from this offering as described in “Use of Proceeds,” our as adjusted net tangible book value as of March 31, 2021, would be $(7.3) million, or $(0.08) per share. This represents an immediate increase in as adjusted net tangible book value to our existing stockholders of $0.61 per share and an immediate dilution to new investors of $7.66 per share.

Dilution per share to new investors represents the difference between the assumed price per share paid by new investors for the shares of Class A common stock sold in this offering and the as adjusted net tangible book value per share immediately after this offering. The following table illustrates this per share dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed public offering price per share		$7.58
Historical net tangible book value per share as of March 31, 2021	$(0.68)
Increase in as adjusted net tangible book value per share attributable to this offering	0.61
As adjusted net tangible book value per share after this offering		(0.08)
Dilution per share to new investors participating in this offering		$7.66

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed public offering price of $7.58 per share, which was the last reported sale price of our Class A common stock on Nasdaq on May 21, 2021, would increase or decrease the as adjusted net tangible book value per share by $0.08 per share and the dilution per share to new investors participating in this offering by $0.08 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share by $0.07 per share and decrease the dilution per share to new investors participating in this offering by $0.07 per share, assuming the assumed public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share by $0.08 per share and increase the dilution per share to new investors participating in this offering by $0.08 per share, assuming the assumed public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 1,200,000 additional shares in full, the as adjusted net tangible book value per share after the offering would be $0.01, the increase in net tangible book value per share to existing stockholders would be $0.69 per share and the dilution per share to new investors participating in this offering would be $7.57 per share.

The outstanding share information in the table and discussion above is based on 88,651,767 shares of our Class A common stock outstanding as of March 31, 2021, and excludes:

•        1,513,423 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock (which options were assumed by us in connection with the Merger Transaction) outstanding as of March 31, 2021, with a weighted-average exercise price of $3.03 per share;

•        3,643,694 shares of our Class A common stock issuable upon the vesting of restricted stock units outstanding as of March 31, 2021;

•        1,523,154 shares of our Class A common stock issuable upon the achievement of performance stock units outstanding as of March 31, 2021;

•        185,907 shares of our Class A common stock issuable upon the vesting of restricted stock units granted subsequent to March 31, 2021;

•        81,633 shares of our Class A common stock issuable upon the achievement of performance stock units granted subsequent to March 31, 2021;

•        7,556,300 shares of our Class A common stock reserved for future issuance under the 2020 Plan as of March 31, 2021, which includes an annual evergreen increase;

•        1,764,916 shares of our Class A common stock reserved for future issuance under the ESPP as of March 31, 2021, which includes an annual evergreen increase;

•        12,849,992 shares of our Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2021, with an exercise price of $11.50 per share; and

•        175,353 shares of our Class A common stock reserved for future issuance pursuant to the Purchase Agreement.

To the extent that any outstanding options or warrants are exercised, any outstanding restricted stock units vest, any performance stock units are achieved, new options or other securities are issued under our equity incentive plans, or we issue additional shares of Class A common stock, other equity securities or convertible debt securities in the future, new investors will experience further dilution. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders, including investors purchasing shares of Class A common stock in this offering.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined statements of operations of the Combined Company (as defined herein) for the three months ended March 31, 2021, and for the year ended December 31, 2020, present the combination of the financial information of SOC Telemed and Access Physicians after giving effect to the Acquisition pursuant to the Purchase Agreement and related adjustments described in the accompanying notes. SOC Telemed and Access Physicians, subsequent to the Acquisition, are referred to herein as the “Combined Company.”

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021, and for the year ended December 31, 2020, give pro forma effect to the Acquisition as if it had occurred on January 1, 2020.

The unaudited pro forma condensed combined financial information does not include an unaudited pro forma condensed combined balance sheet as of March 31, 2021, because the Acquisition is already reflected in the historical unaudited consolidated balance sheets as of March 31, 2021, included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the historical financial statements of each of SOC Telemed and Access Physicians and the notes thereto, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Access Physicians,” included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s results of operations would have been had the Acquisition occurred on January 1, 2020. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future results of operations of the Combined Company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

On March 26, 2021 (the “Closing Date”), SOC Telemed and Access Physicians completed the Acquisition in accordance with the terms of the Purchase Agreement (the “Closing”), pursuant to which SOC Telemed purchased all of the membership interests of Access Physicians for cash and shares of SOC Telemed.

In connection with the Acquisition, we paid the Sellers approximately $93.3 million in cash, financed by the Term Loan Facility and the Subordinated Note, and approximately 13.9 million shares of our Class A common stock, of which 0.2 million shares remain subject to certain vesting conditions and will be issued on the first anniversary of the Closing Date. The Purchase Agreement also provides for approximately $40.0 million in potential contingent consideration that may become payable (subject in each case to earlier acceleration upon the occurrence of certain events) consisting of:

•        additional earn-out consideration of $20.0 million that may be paid to the Sellers if certain revenue and performance levels are achieved by Access Physicians in the fiscal year ending December 31, 2021; and

•        additional deferred consideration of approximately $20.0 million that may be paid to the Sellers if the foregoing earn-out consideration is earned and subject to the continued service of certain executives of Access Physicians during the two-year period beginning on the Closing Date.

SOC Telemed, Inc.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(In thousands, except share and per share amounts)

	SOC Telemed (Historical)	Access Physicians (Historical)(1)	Transaction Accounting Adjustments	Note 4	Pro Forma
Revenues	$14,821	$7,959	$—		$22,780
Cost of revenues	9,767	4,988	—		14,755

Operating expenses
Selling, general and administrative	21,261	3,594	790	(a)	25,645
Total operating expenses	21,261	3,594	790		25,645
Loss from operations	(16,207)	(623)	(790)		(17,620)
Other income (expense)
Gain on contingent shares issuance liabilities	3,452	—	—		3,452
Interest expense	(149)	(26)	(1,812)	(b), (c)	(1,987)
Interest expense – related party	(25)	—	(458)	(d)	(483)
Total other income	3,278	(26)	(2,270)		982
Loss before income taxes	(12,929)	(649)	(3,060)		(16,638)
Income tax expense (benefit)	(334)	13	334	(e)	13
Net loss and comprehensive loss	(12,595)	(662)	(3,394)		(16,651)
Accretion of redeemable convertible preferred stock	—	—	—		—
Net loss attributable to common stockholders	$(12,595)	$(662)	$(3,394)		$(16,651)

Net loss per share
Weighted-average shares outstanding, basic and diluted	75,815,273	n/a	12,836,495	(f)	88,651,768
Basic and diluted net loss per common share	$(0.17)	n/a	n/a	(f)	$(0.19)

____________

(1)      Includes statement of operations of Access Physicians through the Closing Date.

See accompanying notes to unaudited pro forma condensed combined financial information.

SOC Telemed, Inc.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(In thousands, except share and per share amounts)

	SOC Telemed (Historical)	Access Physicians (Reclassified)(1)	Transaction Accounting Adjustments	Note 4	Pro Forma
Revenues	$57,995	$27,100	$—		$85,095
Cost of revenues	38,542	17,657	—		56,199

Operating expenses
Selling, general and administrative	61,280	10,435	3,309	(a)	75,024
Total operating expenses	61,280	10,435	3,309		75,024
Loss from operations	(41,827)	(992)	(3,309)		(46,128)
Other income (expense)
Gain on contingent shares issuance liabilities	4,237	—	—		4,237
Gain on puttable option liabilities	1	—	—		1
Other income	—	4	—		4
Interest expense	(12,227)	(176)	(7,793)	(b), (c)	(20,196)
Interest expense – related party	—	—	(1,585)	(d)	(1,585)
Total other expense	(7,989)	(172)	(9,378)		(17,539)
Loss before income taxes	(49,816)	(1,164)	(12,687)		(63,667)
Income tax expense (benefit)	31	116	(334)	(e)	(187)
Net loss and comprehensive loss	(49,847)	(1,280)	(12,353)		(63,480)
Accretion of redeemable convertible preferred stock	(96,974)	—	—		(96,974)
Net loss attributable to common stockholders	$(146,821)	$(1,280)	$(12,353)		$(160,454)

Net loss per share
Weighted-average shares outstanding, basic and diluted	41,346,849	n/a	13,753,387	(f)	55,100,236
Basic and diluted net loss per common share	$(3.55)	n/a	n/a	(f)	$(2.91)

____________

(1)      Refer to Note 3 for reclassification of Access Physicians.

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 1 — Basis of presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma statements of operations reflect transaction accounting adjustments. The historical financial information of SOC Telemed and Access Physicians has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Acquisition in accordance with GAAP.

The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Acquisition. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021, and for the year ended December 31, 2020, give pro forma effect to the Acquisition as if it had occurred on January 1, 2020. The pro forma information does not purport to represent what the actual consolidated results of operations of the Combined Company would have been if the Acquisition had occurred on January 1, 2020, nor is it necessarily indicative of the future consolidated results of operations of the Combined Company. The actual results of operations of the Combined Company will likely differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified, and changes in operating results following the dates of the Acquisition and the pro forma financial information.

Note 2 — Acquisition Accounting

The Acquisition was completed on March 26, 2021. SOC Telemed has determined it is the accounting acquirer to the Acquisition, which will be accounted for under the acquisition method of accounting for business combinations in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). The allocation of the estimated purchase price with respect to the Acquisition is based upon management’s estimates of and assumptions related to the fair values of assets acquired and liabilities assumed as of December 31, 2020, using currently available information. For this purpose, fair value shall be determined in accordance with the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation. Further details on acquisition accounting are described in Note 4 “Business Combinations — Acquisition of Access Physicians in March 2021” to the historical consolidated financial statements of SOC Telemed for the three months ended March 31, 2021, included elsewhere in this prospectus.

Subject to the terms and conditions of the Purchase Agreement, the Sellers are entitled to an earnout payment in the amount of $20,000 to be paid by SOC Telemed on the first anniversary of the Closing Date, subject to the achievement of certain revenue and gross margin conditions. Such earnout payment is classified as a liability and recognized at its estimated fair value of $3,265. Post-Acquisition, this liability will be remeasured to its fair value at the end of each reporting period and subsequent changes in the fair value post-Acquisition will be recognized in the Combined Company’s statement of operations within other income/expense.

Subject to the terms and conditions of the Purchase Agreement, the Sellers are entitled to a deferred payment in the amount of $20,000 to be paid by SOC Telemed on the second anniversary of the Closing Date, contingent upon the retention of certain key members of the current Access Physicians’ management team and the achievement of certain revenue and gross margin conditions. This deferred payment was determined to be compensation expense and as such is not considered part of the purchase consideration for accounting purposes. The Company will record the expense in future periods if and once it is deemed probable that it will be earned.

Note 3 — Access Physicians’ Reclassification

The pro forma financial statements have been adjusted to reflect a reclassification of Access Physicians’ combined statement of operations for the year ended December 31, 2020, to conform to the presentation of the financial statements of SOC Telemed. This adjustment includes the following:

•        Due diligence and related non-recurring expense.    Reclassification of $149 of due diligence expenses from Other expenses to Operating expenses.

Note 4 — Transaction Accounting Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the Three Months Ended March 31, 2021, and for the Year Ended December 31, 2020

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021, and for the year ended December 31, 2020, are as follows:

4(a)  Amortization expense.    Represents the net impact on amortization expense related to trade names, noncompetition agreements, capitalized software costs and customer relationships in connection with purchase accounting for the three months ended March 31, 2021, and for the year ended December 31, 2020, respectively, determined as follows:

	Note	Fair value	Estimated useful life in years	For the three months ended March 31, 2021	For the year ended December 31, 2020
Trade names		$1,213	2	$152	$607
Noncompetition agreements		432	5	22	88
Capitalized software costs		871	3	73	290
Customer relationships		40,095	17	589	2,359
Amortization expense		$42,611		$836	$3,344
Less: Amortization expense recognized by SOC Telemed post-Acquisition	(1)			(46)	—
Total adjustment				$790	$3,344

____________

(1)      Represents amortization expense recognized in the consolidated statement of operations of SOC Telemed for the period from the Closing Date to March 31, 2021.

4(b)  Elimination of Access Physicians interest expense.    Represents the elimination of historical interest expense of Access Physicians following the repayment of notes payable in connection with the Acquisition in the amount of $27 and $176 for the three months ended March 31, 2021, and for the year ended December 31, 2020, respectively.

4(c)   Interest expense.    Represents the net impact on interest expense related to the Term Loan Facility in the amount of $1,838 and $7,969 for the three months ended March 31, 2021, and for the year ended December 31, 2020, respectively, determined as follows:

	Note	For the three months ended March 31, 2021	For the year ended December 31, 2020
Interest expense associated with the Term Loan Facility	(1)	$1,633	$6,550
Amortization of debt issuance costs	(2)	354	1,419
Interest expense		1,987	7,969
Less: Interest expense recognized by SOC Telemed post-Acquisition	(3)	(149)	—
Total adjustment		$1,838	$7,969

____________

(1)      Represents estimated interest expense for borrowings under the Term Loan Facility with a principal amount of $85,000. Borrowings under the Term Loan Facility bear interest at a fluctuating rate per annum equal to 7.47% plus the Applicable Rate. For the purposes of the pro forma statements of operations, the interest expense for borrowings under the Term Loan Facility was estimated using 7.6%.

(2)      Represents amortization of debt issuance costs.

(3)      Represents interest expense related to the Term Loan Facility recognized in the consolidated statement of operations of SOC Telemed for the period from the Closing Date to March 31, 2021.

A 1/8% increase or decrease in the interest rates applicable to the Term Loan Facility would result in a change in interest expense of approximately $27 and $108 for the three months ended March 31, 2021, and for the year ended December 31, 2020, respectively.

4(d)  Interest expense — related party.    Represents the net impact on interest expense related to the Subordinated Note in the amount of $458 and $1,585 for the three months ended March 31, 2021, and for the year ended December 31, 2020, respectively, determined as follows:

	Note	For the three months ended March 31, 2021	For the year ended December 31, 2020
Interest expense associated with the Subordinated Note	(1)	$410	$1,311
Accretion of discount related to the Subordinated Note	(2)	73	274
Interest expense		483	1,585
Less: Interest expense recognized by SOC Telemed post-Acquisition	(3)	(25)	—
Total adjustment		$458	$1,585

____________

(1)      Represents estimated interest expense for the Subordinated Note in a principal amount of $13,500. The unpaid balance of the Subordinated Note accrues interest at an escalating rate per annum initially equal to 7.47% plus the Applicable Rate under the Term Loan Facility, increasing to 10.87% plus the Applicable Rate on September 30, 2021, and then an additional 2.00% each year thereafter, and will be added to the principal amount of the Subordinated Note on a monthly basis. For the purpose of the pro forma statements of operations, the interest expense under the Subordinated Note was estimated using an interest rate of 7.6% for the first six months and then 11.0% thereafter.

(2)      Represents accretion of discount related to the Subordinated Note.

(3)      Represents interest expense related to the Subordinated Note recognized in the consolidated statement of operations of SOC Telemed for the period from the Closing Date to March 31, 2021.

A 1/8% increase or decrease in the interest rates applicable to the Subordinated Note would result in a change in interest expense of approximately $5 and $18 for the three months ended March 31, 2021, and for the year ended December 31, 2020, respectively.

4(e)   Tax effect.    Represents the tax benefit effect of the Acquisition recognized in the consolidated statement of operations of SOC Telemed for the three months ended March 31, 2021 and reflected for pro forma purposes in the results for the year ended December 31, 2020.

4(f)   Net loss per share.    Reflects an increase in the outstanding shares of Class A common stock of SOC Telemed resulting from the issuance of shares to the Sellers at the Closing.

	Basic and diluted weighted-average shares attributable to common stockholders
	For the three months ended March 31, 2021	For the year ended December 31, 2020
SOC Telemed – as adjusted and reported	75,815,273	41,346,849
Issuance of equity consideration shares upon consummation of the Acquisition	12,836,495	13,753,387
Adjusted for pro forma presentation	88,651,768	55,100,236

Pro forma net loss per share is calculated based on pro forma net loss and pro forma weighted-average shares attributable to common stockholders for the three months ended March 31, 2021, and for the year ended December 31, 2020, respectively, determined as shown in the table above. There is no difference between basic and diluted pro forma net loss per share as the inclusion of all potential shares of Class A common stock of SOC Telemed outstanding would have been anti-dilutive.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed

The following discussion and analysis of our financial condition and results of our operations should be read together with our consolidated financial statements, including the related notes thereto, included elsewhere in this prospectus. The discussion and analysis should also be read together with the unaudited pro forma condensed combined financial information, including the notes thereto, included in this prospectus under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Prior to October 30, 2020, we were known as Healthcare Merger Corp. On October 30, 2020, we completed the Merger Transaction with Legacy SOC Telemed and, for accounting purposes, Healthcare Merger Corp. was deemed to be the acquired entity. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SOC Telemed” to “we,” “our,” “us,” the “Company” or “SOC Telemed” are intended to mean the business and operations of SOC Telemed, Inc. and its consolidated subsidiaries as they currently exist.

Overview

We are the leading provider of acute care telemedicine services and technology to U.S. hospitals and healthcare systems, based on number of customers. We provide technology-enabled clinical solutions, which include acute teleNeurology, telePsychiatry, teleCritical Care (ICU), telePulmonology, teleCardiology, teleInfectious Disease, teleMaternal-Fetal Medicine, teleNephrology, teleEndocrinology and other specialties. We support time-sensitive specialty care when patients are vulnerable and may not otherwise have access. Our solution was developed to support complex workflows in the acute care setting by integrating our cloud-based software platform, Telemed IQ, with a panel of consult coordination experts and a network of clinical specialists to create a seamless, acute care telemedicine solution.

We derive a substantial portion of our revenues from consultation fees generated under contracts with facilities that access our Telemed IQ software platform and clinical provider network. In general, our contracts are non-cancellable and typically have an initial one-to-three-year term, with an automatic renewal provision. They provide for a predetermined number of consultations for a fixed monthly fee and consultations in excess of the monthly allotment generate additional consultation fees, which we characterize as variable fee revenue. Revenues are driven primarily by the number of facilities, the consultations from our facilities, the number of services contracted for by a facility, the contractually negotiated prices of our services, and the negotiated pricing that is specific to that particular facility.

Our revenues were $14.8 million for each of the three months ended March 31, 2021 and 2020. We experienced lower core consultation volume during the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, due to the impact of the COVID-19 pandemic on the utilization of our core services. Our revenues were $58.0 million and $66.2 million for the years ended December 31, 2020 and 2019, respectively, representing a period-over-period decrease of 12%, primarily resulting from decreased utilization of our core services due to the COVID-19 pandemic. In recent periods, we have seen an improvement in our utilization rates for these services and expect this trend to continue, although it may take several quarters before there is a recovery to pre-COVID-19 levels. We incurred net losses of $12.6 million, $49.8 million and $18.2 million for the three months ended March 31, 2021, and for the years ended December 31, 2020 and 2019, respectively. This increase was primarily due to our investments in growth, transaction costs associated with the Merger Transaction and the Acquisition, and costs related to transitioning to becoming a public company.

Recent Developments

On March 26, 2021, we completed the Acquisition of Access Physicians, a multi-specialty acute care telemedicine provider. Access Physicians currently provides approximately 260 telemedicine programs across approximately 180 facilities in 24 states through its network of over 600 physicians. Since its inception in 2011, Access Physicians has completed approximately two million cumulative encounters. With 27 years of combined telemedicine experience, the Acquisition expands our clinical solutions to include teleCardiology, teleInfectious Disease, teleMaternal-Fetal Medicine, teleNephrology, teleEndocrinology and other specialties to offer a comprehensive acute care telemedicine portfolio to meet the demands of the market and grow our provider breadth and depth.

In connection with the Acquisition, we paid the Sellers approximately $93.3 million in cash and approximately 13.9 million shares of our Class A common stock, of which 0.2 million shares remain subject to certain vesting conditions and will be issued on the first anniversary of the closing. The Purchase Agreement also provides for additional earn-out consideration of $20.0 million that may be paid to the Sellers if certain revenue and performance levels are achieved by Access Physicians in the fiscal year ending December 31, 2021, and additional deferred consideration of approximately $20.0 million that may be paid to the Sellers if the foregoing earn-out consideration is earned and subject to the continued service of certain executives of Access Physicians during the two-year period beginning on the closing date of the Acquisition (subject in each case to earlier acceleration upon the occurrence of certain events). The additional earn-out consideration and deferred consideration are in each case payable in cash or shares of Class A common stock or a combination of cash and shares, at our election. In order to consummate the Acquisition and support the combined business after the transaction, we entered into the Term Loan Agreement, providing for the Term Loan Facility in an aggregate amount of up to $125.0 million, and issued the Subordinated Note in an aggregate principal amount of $13.5 million to SOC Holdings LLC, an affiliate of Warburg Pincus, for proceeds at closing of $11.5 million.

COVID-19 Update

The COVID-19 pandemic had an impact on the utilization levels of our core services when it was declared a global pandemic in March 2020, and, as a result, our financial condition and year-to-date results of operations have been negatively impacted. Immediately following the declaration of COVID-19 as a global pandemic, the utilization levels of our core services decreased by approximately 40% in the aggregate. However, we have seen improvement in the utilization rates of these solutions in recent periods and expect to return to normal utilization levels in the third quarter of 2021.

The future impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the pandemic, the impact on our customers and our sales cycles, the impact on our marketing efforts, and the effect on our suppliers, all of which are uncertain and cannot be predicted. Public and private sector policies and initiatives to reduce the transmission of COVID-19 and disruptions to our and our customers’ operations and the operations of our third-party suppliers, along with the related global slowdown in economic activity, may result in decreased revenues and increased costs, and we expect such impacts on our revenues and costs to continue through the duration of the pandemic. Further, the economic effects of COVID-19 have financially constrained some of our prospective and existing customers’ healthcare spending, offset by the increasing awareness that telemedicine can be a more cost-efficient model for hospitals and health systems to provide access to critical, clinical specialists and mitigate business disruption by assuring continuity of access to those providers. We have taken measures in response to the COVID-19 pandemic, including temporarily closing our offices and implementing a work-from-home policy for our workforce; suspending employee travel and in-person meetings; modifying our clinician provisioning protocols; and adjusting our supply chain and equipment levels. We may take further actions that alter our business operations as may be required by federal, state or local authorities or that we determine are in the best interests of our employees, customers, and stockholders. The net impact of these dynamics may negatively impact our ability to acquire new customers, complete implementations, and renew contracts with or sell additional solutions to our existing customers. The extent to which the COVID-19 pandemic may materially impact our financial condition, liquidity or results of operations is uncertain. It is possible that the COVID-19 pandemic, the measures taken by the U.S. government, as well as state and local governments in response to the pandemic, and the resulting economic impact may materially and adversely affect our results of operations, cash flows and financial positions as well as our customers.

We believe our business is well-positioned to benefit from the trends that are accelerating digital transformation of the health care industry as a result of the COVID-19 pandemic. The COVID-19 pandemic has had a significant impact on the telemedicine market by increasing utilization, awareness and acceptance among patients and providers. In the current environment, telemedicine has been promoted at the highest levels of government as a key tool for on-going healthcare delivery while access to healthcare facilities remains limited due to state-mandated stay-at-home orders and general patient fear of traditional in-person visits. Moreover, with clinicians quarantined or otherwise relegated to their homes due to safety issues, telemedicine has provided a solution for remote providers to continue to care for patients and for hospitals to access additional specialists to augment remaining staff. During the COVID-19 pandemic, the U.S. Congress and the CMS have significantly reduced regulatory and reimbursement barriers for telemedicine. As a result, telemedicine spending increased starting in 2020, and we expect this trend to continue after the public health emergency. In addition to Medicare and Medicaid, many states have issued executive orders or permanent legislation removing or reducing the regulatory and reimbursement barriers for telemedicine.

Key Factors Affecting SOC Telemed’s Performance

The following factors have been important to our business and we expect them to impact our business, results of operations and financial condition in future periods:

Attracting new facilities

Sustaining our growth requires continued adoption of our clinical solutions and platform by new and existing facilities. We will continue to invest in building brand awareness as we further penetrate our addressable markets. Our revenue growth rate and long-term profitability are affected by our ability to increase our number of facilities because we derive a substantial portion of our revenues from fixed and variable consultation fees. Our financial performance will depend on our ability to attract, retain and cross-sell additional solutions to facilities under favorable contractual terms. We believe that increasing our facilities is an integral objective that will provide us with the ability to continually innovate our services and support initiatives that will enhance experiences and lead to increasing or maintaining our existing recurring revenue streams.

Expanding number of consultations on the SOC Telemed platform

Our revenues are generated from consultations performed on our platform. We also realize variable revenue from facilities in connection with the completion of consultations that are in excess of their contracted number of monthly consultations. Accordingly, our consultation fee revenue generally increases as the number of visits increase. Consultation fee revenue is driven primarily by the number of consultations and facility utilization of our network of providers and the contractually negotiated prices of our services. Our success in driving increased utilization within the facilities under contract depends in part on the expansion of service lines with existing customers and the effectiveness of our customer success organization which we deploy on-site and through targeted engagement programs. We believe that increasing our current facility utilization rate is a key objective in order for our customers to realize tangible clinical and financial benefits from our solutions.

Continued investment in growth

We plan to continue investing in our business, including our internally developed Telemed IQ software platform, so we can capitalize on our market opportunity and increasing awareness of the clinical and financial value that can be realized with telemedicine. We intend to grow marketing, customer success and sales expenses to target expansion of our business and to attract new facilities. We expect to continue to make focused investments in marketing to drive brand awareness, increase the number of opportunities and expand our digital footprint. We also intend to continue to add headcount to sales, customer success and marketing functions, as well as in general and administrative functions as we scale to meet our reporting, compliance and other obligations as a public company. Although we expect these activities will increase our net losses in the near term, we believe that these investments will contribute to our long-term growth and positively impact our business and results of operations.

Key Performance Measures

We review several key performance measures, discussed below, to evaluate business and results, measure performance, identify trends, formulate plans and make strategic decisions. We believe that the presentation of such metrics is useful to our investors because they are used to measure and model the performance of companies such as ours, with recurring revenue streams.

Number of facilities

We believe that the number of facilities using our platform are indicators of future revenue growth and our progress on our path to long-term profitability because we derive a substantial portion of our revenues from consultation fees under contracts with facilities that provide access to our professional provider network and platform. A facility represents a distinct physical location of a medical care site. The Acquisition of Access Physicians contributed 183 facilities as of March 31, 2021.

	As of March 31,		As of December 31,
	2021	2020	2020	2019
Facilities	975	651	831	585

Bookings

We believe that new bookings are an indicator of future revenue growth and provide investors with useful information on period-to-period performance as evaluated by management and as a comparison to our past financial performance. Prior to the Acquisition, we defined bookings as the minimum contractual value for the initial 12 months of a contract as of the contract execution date, which amount included the minimum fixed consultation revenue, upfront implementation fees and technology and support fees, but excluded estimates of variable revenue for utilization in excess of the contracted amounts of consultations. Following the Acquisition, we changed our definition of bookings to reflect the annual recurring revenue from new contracts signed during a given period, which we believe more closely represents the annual revenues expected from those new agreements and creates a single definition for bookings between SOC Telemed and Access Physicians. As now defined, bookings represent the estimated annual recognized revenue for the initial 12 months of a contract as of the contract execution date. The minimum fixed consultation revenue, estimated variable fee revenue, 12 months of amortized upfront implementation fees, and technology and support fees are included in bookings. The minimum fixed consultation fee, variable fee revenue, as well as the technology and support fees are invoiced and recognized as revenues on a monthly basis. The upfront implementation fees are invoiced upon contract signing and accounted for as deferred revenues and amortized over our average customer relationship period. Bookings for the three months ended March 31, 2021, are inclusive of activity from Access Physicians for the full quarter. Bookings attributable to Access Physicians prior to the closing date of the Acquisition were $5.1 million. The change in our definition of bookings in the first quarter of 2021 does not affect our previously reported bookings for the years ended December 31, 2020 and 2019, as of their respective measurement dates, which are presented in the following table based on our historical definition of bookings.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Bookings	$8,470	$2,898	$12,161	$6,110

Number of implementations

An implementation is the process by which we enable a new service offering at a facility. We determine a new service offering has been enabled when facilities are fully able to access our platform, which typically involves designing the solution, credentialing and privileging physicians, testing and installing telemedicine technologies, and training facility staff. Implementations result in new customers utilizing our services or delivery of new services to existing customers and are an indicator of revenue growth. Implementations for the three months ended March 31, 2021, are inclusive of activity from Access Physicians for the full quarter. Implementations attributable to Access Physicians prior to the closing date of the Acquisition were 38.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Implementations	132	78	260	175

Number of core consultations

Because our consultation fee revenue generally increases as the number of visits increase, we believe the number of consultations provides investors with useful information on period-to-period performance as evaluated by management and as a comparison to our past financial performance. We define core consultations as consultations utilizing our core services, including our teleNeurology, telePsychiatry and teleICU solutions. We experienced lower core consultation volume for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, due to the impact of the COVID-19 pandemic on the utilization of our core services. Core consultations for the three months ended March 31, 2021, include 1,282 core consultations attributable to Access Physicians since the closing date of the Acquisition. We experienced lower core consultation volume for the year ended December 31, 2020, as compared to the year ended December 31, 2019, due to the impact of the COVID-19 pandemic on the utilization of our core services.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Core consultations	32,729	36,347	129,606	163,466

Components of Results of Operations

Revenues

We enter into contracts with hospitals or hospital systems, physician practice groups, and other users. Under the contracts, the customers pay a fixed monthly fee for access to our Telemed IQ software platform and our clinical provider network. The fixed monthly fee provides for a predetermined number of monthly consultations. Should the number of consultations exceed the contracted amount, the customer also pays a variable consultation fee for the additional utilization. To facilitate the delivery of the consultation services, facilities use telemedicine equipment, which is either provided and installed by us or procured by the customer from external vendors. Customers of Access Physicians are sold a telemedicine cart with a computer and camera in order to properly facilitate meetings between patients, on-site health professionals, and remote physicians. We also provide the facilities with user training as well as technology and support services, which include monitoring and maintenance of our telemedicine equipment and access to our reporting portal. Prior to the start of a contract, customers make upfront non-refundable payments when contracting for implementation services.

Revenue is driven primarily by the number of facilities, the number of services contracted for by the facilities, the utilization of our services and the contractually negotiated prices of our services.

We recognize revenue using a five-step model:

1)      Identify the contract(s) with a customer;

2)      Identify the performance obligation(s) in the contract;

3)      Determine the transaction price;

4)      Allocate the transaction price to the performance obligations in the contract; and

5)      Recognize revenue when (or as) it satisfies a performance obligation.

Revenues are recognized when we satisfy our performance obligation to provide telemedicine consultation services as requested. These consultations covered by the fixed monthly fee, consultations that incur a variable fee, use of telemedicine equipment, training, maintenance, and support are substantially the same and have the same pattern of transfer. Therefore, we have determined these represent a series of distinct services provided over a period of time in a single performance obligation. Access Physicians sells telemedicine carts to its customers and satisfaction of this performance obligation occurs upon delivery to the customer when control of the telemedicine cart is transferred. Revenues from telemedicine cart sales is recognized at a point in time, upon delivery. We have assurance-type warranties that do not result in separate performance obligations. Revenues relating to telemedicine cart sales are included within telemedicine revenues on the consolidated statements of operations. Upfront nonrefundable fees do not result in the transfer of promised goods or services to the customer; therefore, we defer this revenue and recognize it over the average customer life of 48 months. Deferred revenue consists of the unamortized balance of nonrefundable upfront fees and maintenance fees, which are classified as current and non-current based on when we expect to recognize revenue.

See “— Critical Accounting Policies and Estimates — Revenue Recognition” for a more detailed discussion of our revenue recognition policy.

Cost of Revenues

Cost of revenues primarily consists of fees paid to our physicians, costs incurred in connection with licensing our physicians, equipment leasing, maintenance and depreciation, amortization of capitalized software development costs (internal-use software), and costs related to medical malpractice insurance. Cost of revenues is driven primarily by the number of consultations completed in each period. Our business and operational models are designed to be highly scalable and leverage variable costs to support revenue-generating activities. We will continue to invest additional resources in our platform, providers, and clinical resources to expand the capability of our platform and ensure that customers are realizing the full benefit of our offerings. The level and timing of investment in these areas could affect our cost of revenues in the future.

Gross Profit and Gross Margin

Our gross profit is our total revenues minus our total cost of revenues, and our gross margin is our gross profit expressed as a percentage of our total revenues. Our gross margin has been and will continue to be affected by a number of factors, most significantly the fees we charge and the number of consultations we complete. We expect our annual gross margin to improve over the near term as we invest in technology enabled solutions to optimize deployment and utilization of our physicians.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of sales and marketing, research and development, operations, and general and administrative expenses. Personnel costs are the most significant component of selling, general and administrative expenses and consist of salaries, benefits, bonuses, stock-based compensation expense, and payroll taxes. Selling, general and administrative expenses also include overhead costs for facilities, professional fees, and shared IT related expenses, including depreciation expense.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel and related expenses for our sales, customer success, and marketing staff, including costs of communications materials that are produced to generate greater awareness and utilization among our facilities. Marketing costs also include third-party independent research, trade shows and brand messages, public relations costs and stock-based compensation for our sales and marketing employees. Our sales and marketing expenses exclude any allocation of occupancy expense and depreciation and amortization.

We expect our sales and marketing expenses to increase for the foreseeable future as we continue to increase the size of our sales and customer success teams, increase brand awareness, expand market presence and strategically invest to expand our business. We expect to continue to invest in sales and marketing by hiring additional personnel and promoting our brand through a variety of marketing and public relations activities. As we scale our sales and related customer success and sales support personnel in the short- to medium-term, we expect these expenses to increase in both absolute dollars and as a percentage of revenue.

Research and development

Research and development, or R&D expense, consists primarily of engineering, product development, support and other costs associated with products and technologies that are in development. These expenses include employee compensation, including stock-based compensation. We expect R&D expenses as a percentage of revenues to vary over time depending on the level and timing of our new product development efforts, as well as the development of our clinical solutions and other related activities.

Operations

Operations expenses consist primarily of personnel and related expenses for our physician licensing, credentialing and privileging, project management, implementation, consult coordination center, revenue cycle management, and clinical provisioning functions.

We expect our operations expenses to increase as we continue to increase the size of our staff and expand into new products and markets.

General and Administrative

General and administrative expenses include personnel and related expenses of, and professional fees incurred by, our executive, finance, legal, information technology infrastructure, and human resources departments. They also include stock-based compensation, all facilities costs including utilities, communications and facilities maintenance, and professional fees (including legal, tax, and accounting). Additionally, during 2020, we incurred significant integration, acquisition, transaction and executive severance costs in connection with the Merger Transaction, including incremental expenses such as advisory, legal, accounting, valuation, and other professional or consulting fees, as well as other related incremental executive severance costs. During 2021, we have incurred significant integration, acquisition, and transaction costs in connection with the Acquisition. We expect to incur additional general and administrative expenses due to the additional legal, accounting, insurance, investor relations and other costs as a result of operating as a public company, as well as other costs associated with continuing to grow our business.

Depreciation and Amortization

Depreciation and amortization consists primarily of depreciation of fixed assets, amortization of capitalized software development costs (internal-use software) and amortization of acquisition-related intangible assets.

Changes in Fair Value of Contingent Consideration

Changes in fair value of contingent consideration consists of the change in fair value of contingent consideration associated with the acquisition of JSA Health Corporation (“JSA”), a provider of physician-based psychiatric telemedicine services, in August 2018.

Gain on Contingent Shares Issuance Liabilities

Gain on contingent shares issuance liabilities consists of the change in the fair value of (1) 1,875,000 shares of our Class A common stock held by HCMC’s sponsor and subsequently distributed to its permitted transferees which were modified and became subject to forfeiture in connection with the closing of the Merger Transaction, and (2) 350,000 private placement warrants granted to HCMC’s sponsor and subsequently distributed to its permitted transferees as part of the Merger Transaction. The contingent shares issuance liabilities are revalued at their fair value every reporting period. See Notes 6 and 16 to our consolidated financial statements included elsewhere in this prospectus for further information.

Gain (Loss) on Puttable Option Liabilities

Gain (loss) on puttable option liabilities consists of changes in the fair value of puttable option liabilities. These puttable options are no longer outstanding as they were exercised as part of the Merger Transaction on October 30, 2020.

Interest Expense

Interest expense consists primarily of interest incurred on our outstanding indebtedness and non-cash interest related to the amortization of debt discount and issuance costs associated with our legacy term loan agreement with CRG Servicing LLC (“CRG”), the Term Loan Facility and the Subordinated Note.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Consolidated Statement of Operations data:
Revenues	$14,821	$14,807	$57,995	$66,200
Cost of revenues	9,767	10,713	38,542	40,213
Operating expenses
Selling, general and administrative	21,261	8,521	61,280	35,931
Changes in fair value of contingent consideration	—	—	—	(1,855)
Total costs and expenses	31,028	19,234	99,822	74,289
Loss from operations	(16,207)	(4,427)	(41,827)	(8,089)
Gain on contingent shares issuance liabilities	3,452	—	4,237	—
Gain (loss) on puttable option liabilities	—	(9)	1	163
Interest expense	(174)	(2,780)	(12,227)	(10,308)
Loss before income taxes	(12,929)	(7,216)	(49,816)	(18,234)
Income tax benefit (expense)	334	(1)	(31)	(8)
Net loss	$(12,595)	$(7,217)	$(49,847)	$(18,242)

Comparison of the Three Months Ended March 31, 2021 and 2020

Revenues

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollars in thousands)
Revenues	$14,821	$14,807	$14	0%

Revenues were consistent for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. There was a decrease in physician fees primarily driven by a decline in core consultation volume, offset by revenue from new implementations and incremental revenue from the Acquisition.

Cost of Revenues and Gross Margin

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollars in thousands)
Cost of revenues	$9,767	$10,713	$(946)	(9)%
Gross margin	34%	28%

Cost of revenues decreased by $0.9 million, or 9%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. This decrease was primarily driven by a decrease in the volume of core consultations and a decrease in our scheduled hours over the same period due to a reduced demand for our services because of the COVID-19 pandemic.

Gross margin was 34% for the three months ended March 31, 2021, compared to 28% for the three months ended March 31, 2020. Despite the impact to revenue from the decrease in core consultation volume in the 2021 period due to a reduced demand for our services because of the COVID-19 pandemic, we were able to partially offset margin pressure by decreasing scheduled hours as discussed above.

Selling, General and Administrative Expenses

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollars in thousands)
Selling, general and administrative expenses	$21,261	$8,521	$12,740	150%
Sales and marketing	2,590	1,539	1,051	68%
Research and development	528	286	242	85%
Operations	2,514	2,094	420	20%
General and administrative	15,629	4,602	11,027	240%
	$21,261	$8,521	$12,740	150%

Sales and marketing expenses increased by $1.1 million, or 68%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. This increase was due to investment in our go-to-market strategy and additional headcount for our sales and marketing teams.

Research and development expenses increased by $0.2 million, or 85%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020, as we continue to invest in product development.

Operations expenses increased by $0.4 million, or 20%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. This increase was due to salaries, benefits and stock-based compensation associated with increased headcount for our operations team including revenue cycle management, credentialing, licensing and privileging personnel.

General and administrative expenses increased by $11.0 million, or 240%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020, primarily due to a $5.8 million increase in stock-based compensation and modifications to stock-based awards in connection with the Merger Transaction, and $3.8 million in integration, acquisition and transaction costs in connection with the Acquisition.

The following table reflects the portion of the total selling, general and administrative expenses related to stock-based compensation, depreciation and amortization and integration costs for the three months ended March 31, 2021, compared to the three months ended March 31, 2020:

	Three Months Ended March 31, 2021			Three Months Ended March 31, 2020
	Stock-Based Compensation	Depreciation and Amortization	Integration Costs(1)	Stock-Based Compensation	Depreciation and Amortization	Integration Costs(1)
	(dollars in thousands)
Sales and marketing	$270	$—	$—	$6	$—	$—
Research and development	94	—	—	8	—	—
Operations	131	—	—	13	—	—
General and administrative	5,363	394	4,137	72	398	373
Total	$5,858	$394	$4,137	$99	$398	$373

____________

(1)      Represents integration, acquisition, transaction and executive severance costs.

Loss from Operations

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollars in thousands)
Loss from operations	$16,207	$4,427	$11,780	266%

Loss from operations increased by $11.8 million for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. The increase in loss from operations was due to an increase in selling, general and administrative expenses primarily due to stock-based compensation and transaction costs in connection with the Acquisition.

Gain on Contingent Shares Issuance Liabilities

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollars in thousands)
Gain on contingent shares issuance liabilities	$3,452	$—	$3,452	*

____________

*        Percentage not meaningful

Gain on contingent shares issuance liabilities was $3.5 million for the three months ended March 31, 2021, due to the re-measurement of the fair value of contingent shares issuance liabilities subsequent to the Merger Transaction.

Loss on Puttable Option Liabilities

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollars in thousands)
Loss on puttable option liabilities	$—	$9	$(9)	*

____________

*        Percentage not meaningful

Loss on puttable option liabilities decreased to $0 for the three months ended March 31, 2021, because the puttable options ceased to be outstanding upon their exercise in connection with the closing of the Merger Transaction in the fourth quarter of 2020.

Interest Expense

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollars in thousands)
Interest expense	$174	$2,780	$2,606	94%

Interest expense decreased by $2.6 million, or 94%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020, primarily due to the payoff of then-outstanding debt at the closing of the Merger Transaction in the fourth quarter of 2020.

Income Tax Benefit (Expense)

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollars in thousands)
Income tax benefit (expense)	$334	$(1)	$(335)	*

____________

*        Percentage not meaningful

Income tax expense decreased by $0.3 million for the three months ended March 31, 2021, compared to the three months ended March 31, 2020 related to the Acquisition.

Net Loss

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollars in thousands)
Net loss	$12,595	$7,217	$5,378	75%

Net loss increased by $5.4 million, or 75%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. The change in net loss was due to the increase in the loss from operations as described above, a gain on contingent shares issuance liabilities, a decrease in the interest expense related to the payoff of then-outstanding debt at the closing of the Merger Transaction, and a tax benefit related to the Acquisition.

Comparison of the Years Ended December 31, 2020 and 2019

Revenues

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Revenues	$57,995	$66,200	$(8,205)	(12)%

Revenues decreased by $8.2 million, or 12%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease is primarily driven by a decline in core consultation volume to 129,606 core consultations for the year ended December 31, 2020, from 163,466 core consultations for the year ended December 31, 2019, due to the impact of the COVID-19 pandemic on the utilization of our core services.

Cost of Revenues and Gross Margin

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Cost of revenues	$38,542	$40,213	$(1,671)	(4)%
Gross margin	34%	39%

Cost of revenues decreased by $1.7 million, or 4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was primarily driven by a decrease in the volume of core consultations over the same period due to a reduced demand of our services because of the COVID-19 pandemic.

Gross margin was 34% for the year ended December 31, 2020, compared to 39% for the year ended December 31, 2019. Despite the impact to revenue from the decrease in core consultation volume in the 2020 period due to a reduced demand of our services because of the COVID-19 pandemic, we were able to partially offset margin pressure as discussed above.

Selling, General and Administrative Expenses

	Years Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Selling, general and administrative expenses	$61,280	$35,931	$25,349	71%

Sales and marketing	7,446	6,410	1,036	16%
Research and development	1,376	1,099	277	25%
Operations	9,032	7,905	1,127	14%
General and administrative	43,426	20,517	22,909	112%
	$61,280	$35,931	$25,349	71%

Sales and marketing expenses increased by $1.0 million, or 16%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was due to investment in our go-to-market strategy and additional headcount for our sales and marketing teams.

Research and development expenses increased by $0.3 million, or 25%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 as we continue to invest in product development.

Operations expenses increased by $1.1 million, or 14%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase is due to salaries, benefits and stock-based compensation associated with increased headcount for our operations team including revenue cycle management, credentialing, licensing and privileging personnel.

General and administrative expenses increased by $22.9 million, or 112%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $17.2 million increase in stock-based compensation and modifications to stock-based awards in connection with the Merger Transaction, $3.7 million in integration, acquisition, transaction and executive severance costs and $2.0 million of additional costs as we transitioned to operating as a public company.

The following table reflects the portion of the total selling, general and administrative expenses related to stock-based compensation, depreciation and amortization and integration costs for the year ended December 31, 2020 compared to the year ended December 31, 2019:

	Year Ended December 31, 2020			Year Ended December 31, 2019
	Stock-Based Compensation	Depreciation and Amortization	Integration Costs(1)	Stock-Based Compensation	Depreciation and Amortization	Integration Costs(1)
	(dollars in thousands)
Sales and marketing	$41	$—	$—	$570	$—	$—
Research and development	143	—	—	46	—	—
Operations	114	—	—	41	—	—
General and administrative	17,611	1,593	7,259	422	1,664	3,587
Total	$17,909	$1,593	$7,259	$1,079	$1,664	$3,587

____________

(1)      Represents integration, acquisition, transaction and severance costs.

Changes in Fair Value of Contingent Consideration

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Changes in fair value of contingent consideration	$—	$(1,855)	$1,855	*

____________

*        Percentage not meaningful

Changes in fair value of contingent consideration decreased by $1.9 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. This increase was due to the revaluation of the previously recorded contingent consideration associated with the JSA acquisition to reflect that thresholds requiring payment under the earn-out would not be met.

Loss from Operations

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Loss from operations	$41,827	$8,089	$33,738	*

____________

*        Percentage not meaningful

Loss from operations increased by $33.7 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in loss from operations was due to a decrease in revenues resulting from the decline in core consultation volume in the 2020 period related to the impact of the COVID-19 pandemic on the utilization of our core services and an increase in selling, general and administrative expenses primarily due to stock-based compensation and transaction costs in connection with the Merger Transaction.

Gain on Contingent Shares Issuance Liabilities

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Gain on contingent shares issuance liabilities	$4,237	$—	$4,237	*

____________

*        Percentage not meaningful

Gain on contingent shares issuance liabilities was $4.2 million for the year ended December 31, 2020 due to the re-measurement of the fair value of contingent shares issuance liabilities subsequent to the Merger Transaction.

Gain on Puttable Option Liabilities

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Gain on puttable option liabilities	$1	$163	$(162)	*

____________

*        Percentage not meaningful

Gain on puttable option liabilities decreased by $0.2 million for the year ended December 31, 2020, compared to the year ended December 31, 2019 because the puttable options ceased to be outstanding upon their exercise in connection with the closing of the Merger Transaction in the fourth quarter of 2020.

Interest Expense

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Interest expense	$12,227	$10,308	$1,919	19%

Interest expense increased by $1.9 million, or 19%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 due to a prepayment premium and acceleration of the amortization of discount fees in connection with the payoff of then-outstanding debt at the closing of the Merger Transaction.

Income Tax Expense

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Income tax expense	$31	$8	$23	*

____________

*        Percentage not meaningful

Income tax expense increased by $0.02 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Net Loss

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollars in thousands)
Net loss	$49,847	$18,242	$31,605	173%

Net loss increased by $31.6 million, or 173%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The change in net loss was due to the increase in the loss from operations as described above and an increase in the interest expense related to the payoff of then-outstanding debt at the closing of the Merger Transaction.

Certain Non-GAAP Financial Measures

We believe that, in addition to our financial results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), adjusted gross profit, adjusted gross margin, and adjusted EBITDA, all of which are non-GAAP financial measures, are useful in evaluating our business, results of operations, and financial condition.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
			(dollars in thousands)
Adjusted gross profit	$6,280	$5,010	$23,429	$28,878
Adjusted gross margin	42%	34%	40%	44%
Adjusted EBITDA	$(4,551)	$(2,665)	$(11,111)	$(967)

However, our use of the terms adjusted gross profit, adjusted gross margin and adjusted EBITDA may vary from that of others in our industry. Adjusted gross profit, adjusted gross margin and adjusted EBITDA should not be considered as an alternative to gross profit, net loss, net loss per share or any other performance measures derived in accordance with GAAP as measures of performance. Adjusted gross profit, adjusted gross margin and adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•        adjusted EBITDA does not reflect the significant interest expense on our debt;

•        although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any expenditures for such replacements; and

•        other companies in our industry may calculate these financial measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by using these non-GAAP financial measures along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include gross profit, net loss, net loss per share and other performance measures. In evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in the presentation of our non-GAAP financial measures. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. When evaluating our performance, you should consider these non-GAAP financial measures alongside other financial performance measures, including the most directly comparable GAAP measures set forth in the reconciliation tables below and our other GAAP results.

Adjusted Gross Profit and Adjusted Gross Margin

Adjusted gross profit and adjusted gross margin are non-GAAP financial measures that our management uses to assess our overall performance. We define adjusted gross profit as GAAP gross profit, plus depreciation and amortization (including internal-use software) and equipment leasing costs. Our practice of procuring equipment through lease financing ceased in the second quarter of 2017. We define adjusted gross margin as our adjusted gross profit divided by our revenues. We believe adjusted gross profit and adjusted gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics eliminate the effects of depreciation and amortization and equipment lease costs. The following table presents a reconciliation of adjusted gross profit from the most comparable GAAP measure, gross profit, for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019	2021	2020	2020	2019
					Change	% Change	Change	% Change
	(dollars in thousands)
Revenues	$14,821	$14,807	$57,995	$66,200	$14	0%	$(8,205)	(12)%
Cost of revenues	9,767	10,713	38,542	40,213	(946)	(9)%	(1,671)	(4)%
Gross profit	5,054	4,094	19,453	25,987	960	23%	(6,534)	(25)%
Add:
Depreciation and amortization	1,222	892	3,910	2,647	330	37%	1,263	48%
Equipment leasing costs	4	24	66	244	(20)	(83)%	(178)	(73)%
Adjusted gross profit	$6,280	$5,010	$23,429	$28,878	1,270	25%	(5,449)	(19)%
Adjusted gross margin (as a percentage of revenues)	42%	34%	40%	44%

Adjusted gross profit increased by $1.3 million, or 25%, for the three months ended March 31, 2021, compared to three months ended March 31, 2020. This increase was primarily due to a decrease in physician fees as a result of lower volume of core consultations over the same periods, primarily due to the impact of the COVID-19 pandemic.

Adjusted gross profit decreased by $5.5 million, or 19%, for the year ended December 31, 2020, compared to year ended December 31, 2019. This decrease was primarily due to lower revenues as a result of lower volume of core consultations over the same periods, primarily due to the impact of the COVID-19 pandemic.

Adjusted EBITDA

We believe that adjusted EBITDA enhances an investor’s understanding of our financial performance as it is useful in assessing our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business. Adjusted EBITDA consists of net loss before interest, taxes, depreciation and amortization (including internal-use software), stock-based compensation, gain on contingent shares issuance liabilities, gain (loss) on puttable option liabilities, change in fair value of contingent consideration, and integration, acquisition, transaction and executive severance costs. We believe adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry as this metric generally eliminates the effects of certain items that may vary from company to company for reasons unrelated to overall operating performance. The following table reconciles net loss to adjusted EBITDA:

	Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019	2021	2020	2020	2019
					Change	% Change	Change	% Change
	(dollars in thousands)
Net loss	$(12,595)	$(7,217)	$(49,847)	$(18,242)	$(5,378)	75%	$(31,605)	(173)%
Add:
Interest expense	174	2,780	12,227	10,308	(2,606)	(94)%	1,919	19%
Income tax (benefit) expense	(334)	1	31	8	(335)	*	23	*
Depreciation and amortization	1,661	1,290	5,503	4,311	371	29%	1,192	28%
Stock-based compensation	5,858	99	17,909	1,079	5,759	*	16,830	1,560%
Gain on contingent shares issuance liabilities	(3,452)	—	(4,237)	—	(3,452)	*	(4,237)	*
(Gain) loss on puttable option liabilities	—	9	(1)	(163)	(9)	(100)%	162	*
Change in fair value of contingent consideration	—	—	—	(1,855)	—	*	1,855	*
Integration, acquisition, transaction, and executive severance costs	4,137	373	7,304	3,587	3,764	*	3,717	104%
Adjusted EBITDA	$(4,551)	$(2,665)	$(11,111)	$(967)	(1,886)	71%	(10,144)	(1,049)%

____________

*        Percentage not meaningful

Adjusted EBITDA decreased by $1.9 million for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. This change was mainly driven by revenues remaining consistent over the same period, primarily due to a decrease in physician fees as a result of a lower volume of core consultations in the 2021 period resulting from reduced demand for our services because of the COVID-19 pandemic, offset by revenues from new implementations and incremental revenues from the Acquisition, and an increase in selling and marketing expenses as we continued to make focused investments in marketing to drive brand awareness, an increase in general and administrative expenses primarily due to stock-based compensation and modifications to stock-based awards in connection with the Merger Transaction, a gain on contingent shares issuance liabilities recognized in connection with the closing of the Merger Transaction and an increase in integration, acquisition, transaction and executive severance costs incurred during 2020 in connection with the closing of the Merger Transaction and integration, acquisition and transaction costs incurred during 2021 in connection with the closing of the Acquisition.

Adjusted EBITDA decreased by $10.1 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. This change was mainly driven by lower revenues over the same period, primarily due to a decrease in the volume of core consultations in the 2020 period resulting from reduced demand for our services because of the COVID-19 pandemic and an increase in selling and marketing expenses as we continued to make focused investments in marketing to drive brand awareness, an increase in general and administrative expenses as we scale to meet our reporting, compliance, and other obligations as a public company, a gain on contingent shares issuance liabilities recognized in connection with the closing of the Merger Transaction and an increase in integration, acquisition, transaction and executive severance costs incurred in connection with the closing of the Merger Transaction.

Liquidity and Capital Resources

As of March 31, 2021, and December 31, 2020, our principal source of liquidity was cash and cash equivalents of $32.5 million and $38.8 million, respectively. We believe that our cash and cash equivalents as of March 31, 2021, together with our expected revenues will be sufficient to meet our capital requirements and fund our operations for at least the next 12 months. We expect our principal sources of liquidity will continue to be our cash and cash equivalents and any additional capital we may obtain through additional equity or debt financings. Our future capital requirements will depend on many factors, including investments in growth and technology. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies which may require us to seek additional equity or debt financing.

Indebtedness

Term Loan Facility

On March 26, 2021, the Company entered into the Term Loan Agreement with SLR Investment, as collateral agent on behalf of the individual lenders, providing for a Term Loan Facility of up to $125.0 million. Under the Term Loan Facility, $85.0 million was immediately available and borrowed on March 26, 2021, in two tranches consisting of the $75.0 million Term A1 Loan and $10.0 million Term A2 Loan to finance a portion of the closing cash consideration for the Acquisition. An additional $15 million will be made available subject to the terms and conditions of the Term Loan Agreement in two tranches as follows: (i) a $2.5 million ($12.5 million if the Term A2 Loan is earlier prepaid) Term B Loan to be drawn by June 20, 2022, subject to no event of default as defined in the Term Loan Agreement and the Company achieving the net revenue milestone of at least $55.0 million on a trailing six-month basis by June 20, 2022; and (ii) a $12.5 million Term C Loan to be drawn by December 20, 2022, subject to no event of default as defined in the Term Loan Agreement and the Company achieving the net revenue milestone of at least $65.0 million on a trailing six-month basis by December 20, 2022. The Term Loan Facility also provides for an uncommitted Term D Loan in the principal amount of up to $25.0 million, which availability is subject to the sole and absolute discretionary approval of the lenders and the satisfaction of certain terms and conditions in the Term Loan Agreement.

Borrowings under the Term Loan Facility bear interest at a rate per annum equal to 7.47% plus the Applicable Rate (which is the greater of (a) 0.13% and (b) LIBOR), payable monthly in arrears beginning on May 1, 2021. Until May 1, 2024, the Company will pay only interest monthly. However, the Term Loan Agreement has an interest-only extension clause which offers the Company the option to extend the interest-only period for six months until November 1, 2024, after having achieved two conditions: (i) a minimum of six months of positive EBITDA prior to January 31, 2024; and (ii) being in compliance with the net revenue financial covenant described below. In either case, the maturity date for each Term Loan is April 1, 2026.

The Term Loan Agreement includes two financial covenants requiring (i) the maintenance of a minimum liquidity level of at least $5.0 million at all times; and (ii) minimum net revenues measured quarterly on a trailing twelve-month basis of at least $81.8 million on March 31, 2022, $88.2 million on June 30, 2022, $94.5 million on September 30, 2022, $100.9 million on December 31, 2022, and thereafter 60% of projected net revenues in accordance with an annual plan to be submitted to the lenders commencing on March 31, 2023. The Term Loan Agreement also contains customary affirmative and negative covenants which, in certain circumstances, would limit the Company’s ability to engage in mergers or acquisitions and dispose of any of its subsidiaries.

The Term Loan Facility is guaranteed by all of the Company’s wholly owned subsidiaries, including the entities acquired pursuant to the Acquisition, subject to customary exceptions. The Term Loan Facility is secured by first priority security interests in substantially all of the Company’s assets, subject to permitted liens and other customary exceptions. We intend to use a portion of the net proceeds from this offering to repay in full the entire outstanding amount of the Term A2 Loan.

See Note 10 to our condensed consolidated financial statements included elsewhere in this prospectus for further information.

Subordinated Note

On March 26, 2021, the Company issued the Subordinated Note in an aggregate principal amount of $13.5 million in favor of SOC Holdings LLC, an affiliate of Warburg Pincus, for proceeds at closing of $11.5 million, which proceeds were used to finance a portion of the closing cash consideration for the Acquisition. The unpaid balance of the Subordinated Note accrues interest at an escalating rate per annum initially equal to 7.47% plus the Applicable Rate under the Term Loan Facility, increasing to 10.87% plus the Applicable Rate on September 30, 2021, and then an additional 2.00% each year thereafter, and will be added to the principal amount of the Subordinated Note on a monthly basis. The maturity date of the Subordinated Note is the earliest to occur of September 28, 2026, and the occurrence of a change of control. The Subordinated Note is fully subordinated to the Term Loan Facility and may only be repaid in accordance with the terms of the Term Loan Agreement. The Subordinated Note further provides that we are obligated to repay a portion of the principal amount outstanding under the Term Loan Facility and the balance of the Subordinated Note from the proceeds of any offering by us of our equity securities. We intend to use a portion of the net proceeds from this offering to repay in full the entire outstanding amount of the Subordinated Note.

See Note 10 to our condensed consolidated financial statements included elsewhere in this prospectus for further information.

Legacy SOC Telemed Term Loan Agreement

We entered into a term loan agreement with CRG on June 17, 2016, which was last amended on September 3, 2020, that established a secured term loan facility of up to $68.0 million. Interest-only payments on the outstanding balance were payable quarterly in arrears at a rate of 13.0% per annum, payable, at our election, as 9.0% cash interest and 4.0% paid-in-kind interest through March 31, 2022. If we delivered financial statements to CRG evidencing EBITDA (as defined in the CRG term loan agreement) greater than or equal to zero for any consecutive six-month period, the interest rate would have been reduced permanently to 12.5% (payable, at our election, as 9.0% cash interest and 3.5% paid-in-kind interest). During the term of the term loan, we elected to make the paid-in-kind interest payments and accrue and capitalize the paid-in-kind interest of 4% each quarter as an addition to the principal debt balance. The outstanding principal balance under the term loan was repayable in four equal quarterly installments commencing June 30, 2022. The term loan also had a final payoff fee of 6% of the principal balance payable at maturity or upon prepayment. We repaid the term loan on October 30, 2020, with proceeds received upon the consummation of the Merger Transaction.

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for further information.

Legacy SOC Telemed Convertible Bridge Notes

In August 2020, Warburg Pincus committed, pursuant to a support letter dated August 14, 2020, to fund up to $15.0 million available from August 2020 through December 31, 2021, subject to ongoing evaluations between the parties following the closing of the Merger Transaction. In September 3, 2020, we sold to Warburg Pincus $2.0 million in aggregate principal amount of subordinated convertible promissory notes (the “Bridge Notes”) in a financing pursuant to this support letter. Warburg Pincus subsequently recommitted to fund up to $15.0 million available from September 2020 through December 31, 2021, subject to ongoing evaluations between the parties following the closing of the Merger Transaction, under a new support letter dated September 23, 2020, which superseded and replaced the August support letter. On September 28, 2020, we sold to Warburg Pincus an additional $2.0 million in aggregate principal amount of Bridge Notes pursuant to the September support letter. On October 13, 2020, we sold to Warburg Pincus an additional $1.9 million in aggregate principal amount of Bridge Notes pursuant to the September support letter. The Bridge Notes accrued payment-in-kind interest at a rate of 13% per annum, became immediately due and payable upon the closing of the Merger Transaction or other change of control, and otherwise became due and payable upon the written demand of Warburg Pincus upon the earlier of any time after June 30, 2023, and the occurrence, and during the continuance of, an event of default under the Bridge Notes. The Bridge Notes were voluntarily prepayable in whole or in part without penalty upon the approval of the majority of our disinterested directors. On October 30, 2020, we repaid the then-outstanding Bridge Notes with proceeds received upon the consummation of the Merger Transaction. The September support letter was terminated in connection with the Acquisition.

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for further information.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(7,890)	$(3,946)	$(22,576)	$(10,766)
Investing activities	(93,051)	(1,988)	(6,530)	(5,233)
Financing activities	94,719	7,268	63,319	16,551
Net increase in cash, cash equivalents and restricted cash	$(6,222)	$1,334	$34,213	$552

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2021, was $7.9 million, consisting primarily of a net loss of $12.6 million, offset by a change in working capital of $0.9 million and non-cash charges of $3.8 million. The changes in working capital were primarily due to an increase in accounts receivable and a decrease in accounts payable and accrued liabilities due to timing of payments. The non-cash charges primarily consisted of depreciation, amortization, stock-based compensation expense, provision for accounts receivable allowances, and non-cash interest expense.

Net cash used in operating activities for the three months ended March 31, 2020, was $3.9 million, consisting primarily of a net loss of $7.2 million, offset by a change in working capital of $0.8 million and net non-cash charges of $2.5 million. The changes in working capital were primarily due to an increase in accounts receivable and a decrease in accounts payable and accrued liabilities due to timing of payments and growth of our operations. The non-cash charges primarily consisted of depreciation, amortization, stock-based compensation, provision for accounts receivable allowances, and non-cash interest expense offset by a gain on the changes in fair value of contingent consideration.

Net cash used in operating activities for the year ended December 31, 2020 was $22.6 million, consisting primarily of a net loss of $49.8 million offset by changes in working capital of $2.8 million and non-cash charges of $24.4 million. The changes in working capital were primarily due to a decrease in accounts receivable and an increase in accounts payable and accrued liabilities due to timing of payments. The non-cash charges primarily consisted of depreciation, amortization, stock-based compensation expense, provision for accounts receivable allowances, and non-cash interest expense.

Net cash used in operating activities for the year ended December 31, 2019 was $10.8 million, consisting primarily of a net loss of $18.2 million and changes in working capital of $0.2 million offset by net non-cash charges of $7.6 million. The changes in working capital were primarily due to an increase in accounts receivable and a decrease in accounts payable and accrued liabilities due to timing of payments and growth of our operations. The non-cash charges primarily consisted of depreciation, amortization, stock-based compensation, provision for accounts receivable allowances, and non-cash interest expense offset by a gain on the changes in fair value of contingent consideration.

Investing Activities

Net cash used in investing activities in the three months ended March 31, 2021, was $93.1 million, consisting of $91.5 million in net cash paid in connection with the Acquisition, $1.1 million in capitalized software development costs, and $0.5 million in purchases of property and equipment.

Net cash used in investing activities in the three months ended March 31, 2020, was $2.0 million, consisting of $1.1 million in capitalized labor and $0.9 million in purchases of property and equipment.

Net cash used in investing activities in the year ended December 31, 2020 was $6.5 million, consisting of $4.3 million capitalized software development costs and $2.2 million in purchases of property and equipment.

Net cash used in investing activities in the year ended December 31, 2019 was $5.2 million, consisting of $3.8 million capitalized labor and $1.4 million in purchases of property and equipment.

Financing Activities

Net cash provided by financing activities in the three months ended March 31, 2021, was $94.7 million, consisting of net proceeds from borrowings under the Term Loan Facility and proceeds from the Subordinated Note issued in connection with the Acquisition.

Net cash provided by financing activities in the three months ended March 31, 2020, was $7.3 million, consisting primarily of net proceeds from the issuance of contingently redeemable preferred stock.

Net cash provided by financing activities in the year ended December 31, 2020 was $63.3 million, consisting primarily of net proceeds from the Merger Transaction of $209.8 million and $10.9 million in net proceeds from the issuance of our Series J preferred stock. This was partially offset by the repayment of $88.3 million of our long-term debt principal and the liquidation of $63.2 million of our Series H, I and J preferred stocks.

Net cash provided by financing activities in the year ended December 31, 2019 was $16.6 million, consisting of net proceeds of $3.8 million from the issuance of our Series J preferred stock and $12.9 million in net proceeds from additional borrowings under the Term Loan Agreement, offset by principal payments on capital lease obligations of $0.1 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and currently do not have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Revenue Recognition

Our revenues are generated from service contracts with customer hospitals or physician practice groups. Revenues are recognized when we satisfy our performance obligation to provide telemedicine consultation services as requested. These consultations covered by the fixed monthly fee, consultations that incur a variable fee, use of telemedicine equipment, training, maintenance, and support are substantially the same and have the same pattern of transfer. Therefore, we have determined these represent a series of distinct services provided over a period of time in a single performance obligation. Upfront nonrefundable fees do not result in the transfer of promised goods or services to the customer; therefore, we defer this revenue and recognize it over the average customer life of 48 months. Deferred revenue consists of the unamortized balance of nonrefundable upfront fees and maintenance fees, which are classified as current and non-current based on when we expect to recognize revenue.

Business Combinations

We apply the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by us are included as of the respective acquisition date. We allocate the fair value of purchase consideration to the assets acquired and liabilities assumed, based on their estimated fair values. The excess of the fair value of purchase consideration over the value of these identifiable assets and liabilities is recorded as goodwill.

When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the fair value of acquired intangible assets. We may adjust the preliminary purchase price allocation, as necessary, for up to one year after the acquisition closing date if we obtain more information regarding asset valuations and liabilities assumed. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Stock-Based Compensation

We maintain an equity incentive plan to provide long-term incentives for employees, consultants and members of the Board. The plan allows for the issuance of non-statutory and incentive stock options to employees and non-statutory stock options to consultants and directors.

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the period during which the employee is required to provide service in exchange for the award, which is typically the vesting period. We estimate forfeitures based on historical experience.

Prior to the Merger Transaction, Legacy SOC Telemed estimated the fair value of stock-based awards using the Black-Scholes option-pricing model, which required the input of highly subjective assumptions. Our assumptions were as follows:

Fair value — Because the common stock of Legacy SOC Telemed was not publicly traded prior to the Merger Transaction, we had to estimate the fair value of the common stock. The board of directors considered numerous objective and subjective factors to determine the fair value of the common stock at each meeting in which awards were approved.

Expected volatility — Because the common stock of Legacy SOC Telemed was not publicly traded prior to the Merger Transaction, the expected volatility was derived from the average historical volatilities of publicly traded companies within our industry that we considered to be comparable to our business over a period approximately equal to the expected term for employees’ options and the remaining contractual life for nonemployees’ options. In evaluating similarity, we considered factors such as stage of development, risk profile, enterprise value and position within the life sciences industry. Subsequent to the Merger Transaction, we do not have sufficient history of our publicly traded stock; therefore, we continue to estimate volatility using this methodology.

Expected term — We determined and continue to determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-free rate — The risk-free interest rate was and continues to be based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

Expected dividend yield — We utilized and continue to utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

The following assumptions were used to calculate the fair value of stock options granted to employees:

	Three Months Ended March 31,		Year Ended December 31,
	2021(1)	2020(2)	2020(2)	2019
Expected dividend	—	0.0%	0.0%	0.0%
Weighted average volatility	—	55.0%	80.0%	55.0%
Expected term	—	5 – 10 years	1 – 5 years	5 – 10 years
Risk-free interest rate	—	1.98% – 2.64%	0.15% – 0.40%	1.98% – 2.64%

____________

(1)      No new grants were issued in the first quarter of 2021.

(2)      No new grants were issued in the year ended 2020. These assumptions relate to option modifications in 2020.

We valued all outstanding performance stock units (“PSUs”) applying an approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over each one of the components of the PSUs based on the appropriate probability distributions (which are based on commonly applied Black Scholes inputs). The fair value was determined by taking the average of the grant date fair values under each Monte Carlo simulation trial.

The fair value of each grant made for the three-month period ended March 31, 2021 was estimated on the grant date using the Monte Carlo simulation with the following assumptions:

	Three Months Ended March 31,
	2021	2020(1)
Current stock price	$7.43	—
Expected volatility	65.0%	—
Expected term (in years)	3.5	—
Risk-free interest rate	0.24% – 0.31%	—

____________

(1)      No PSUs were issued for the three-month period ended March 31, 2020.

Contingent Shares Issuance Liabilities and Puttable Option Liabilities

We recognize derivatives as either an asset or liability measured at fair value in accordance with ASC 815, Derivatives and Hedging. The puttable options were our derivative financial instruments and were recorded in the consolidated balance sheets at fair value. We do not enter into derivative transactions for speculative or trading purposes. Contingent shares issuance liabilities reflect our liability to provide a variable number of shares to HCMC’s sponsor and its permitted transferees if certain publicly traded stock prices are met at various points in time. The liability was recorded at fair value at the date of the Merger Transaction and is revalued at each reporting period using a Monte Carlo simulation that factors in the current price of our Class A common stock, the estimated likelihood of a change in control, and the vesting criteria of the award.

Impairment of Goodwill and Long-lived Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually on December 31 or more frequently if events or changes in circumstances indicate that the asset may be impaired. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. We compare the estimated fair value of a reporting unit to its book value, including goodwill. If the fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the book value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Our annual goodwill impairment test resulted in no impairment charges in any of the periods presented in the consolidated financial statements.

Intangible assets resulted from business acquisitions and include hospital contract relationships, non-compete agreements, and trade names. Hospital contract relationships are amortized over a period of 6 to 17 years, non-compete agreements are amortized over a period of 4 to 5 years, and trade names are amortized over a period of 2 to 5 years. All intangible assets are amortized using the straight-line method.

Long-lived assets (property and equipment and capitalized software costs) used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Upon indication of possible impairment of long-lived assets held for use, we evaluate the recoverability of such assets by measuring the carrying amount of the long-lived asset group against the related estimated undiscounted future cash flows of the long-lived asset group. For long-lived assets to be held and used, we recognize an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. There were no impairment losses through December 31, 2020.

Recently Adopted Accounting Pronouncements

See the sections titled “Summary of Significant Accounting Policies — Recently Issued Accounting Pronouncements — Accounting pronouncements issued but not yet adopted” in Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information.

Emerging Growth Company

Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. Following the completion of the Merger Transaction, we intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $32.5 million, $38.8 million and $4.5 million as of March 31, 2021, and December 31, 2020 and 2019, respectively. Our cash is held in non-interest-bearing accounts at high-credit quality financial institutions and is not subject to interest rate risk. At times, such amounts may exceed federally insured limits.

As of March 31, 2021, we had $98.5 million in variable rate debt outstanding. The maturity date for each Term Loan comprising the Term Loan Facility is April 1, 2026, and borrowings under the Term Loan Facility bear interest at a fluctuating rate per annum equal to 7.47% plus the Applicable Rate. The unpaid balance of the Subordinated Note accrues interest at an escalating rate per annum initially equal to 7.47% plus the Applicable Rate under the Term Loan Facility, increasing to 10.87% plus the Applicable Rate on September 30, 2021, and then an additional 2.00% each year thereafter, and will be added to the principal amount of the Subordinated Note on a monthly basis. The maturity date of the Subordinated Note is the earliest to occur of September 28, 2026, and the occurrence of a change of control. An immediate 100 basis point change in LIBOR would not have a material impact on our debt-related obligations, financial position or results of operations.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, that company’s principal executive and principal financial officers, or persons performing similar functions, and influenced by that company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Prior to the Merger Transaction, Legacy SOC Telemed operated as a private company with limited accounting and financial reporting personnel and other resources with which to address its internal controls and procedures, and, as previously disclosed, had identified a material weakness in its internal control over financial reporting related to the design of its control environment. In connection with the audit of our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified material weaknesses (including the previously identified material weakness) in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our management has concluded that, as of December 31, 2020, our internal control over financial reporting was ineffective due to the following material weaknesses:

•        We determined that we had a material weakness related to the design of our control environment because we did not (i) maintain a sufficient complement of personnel with an appropriate degree of knowledge, experience, and training, commensurate with our accounting and reporting requirements; (ii) maintain sufficient evidence of formal procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, nor were monitoring controls evidenced at a sufficient level to provide the appropriate level of oversight of activities related to our internal control over financial reporting; and (iii) design and maintain effective controls over segregation of duties with respect to creating and posting manual journal entries.

•        We determined that we had a material weakness related to informational technology (“IT”) general controls because we did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls for financial systems to ensure that information technology and data changes affecting financial IT applications and underlying accounts records are identified, tested, authorized, and implemented appropriately; and (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel.

The material weakness related to the control environment resulted in adjustments to liability, equity, and changes in fair value related to private placement warrants, the accrual of certain compensation-related costs, and other items related to the consummation of the Merger Transaction. The IT deficiencies did not result in a material misstatement to our consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, we have determined these deficiencies in the aggregate constitute a second material weakness. Additionally, each of the above material weaknesses could result in a misstatement of our account balances or disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

With the oversight of senior management and our audit committee, we have implemented a remediation plan which includes (i) the hiring of personnel with technical accounting and financial reporting experience to further bolster our ability to assess judgmental areas of accounting and provide an appropriate level of oversight of activities related to internal control over financial reporting; (ii) the implementation of improved accounting and financial reporting procedures and controls to improve the timeliness of our financial reporting cycle; (iii) the implementation of new accounting and financial reporting systems to improve the completeness and accuracy of our financial reporting and disclosures; (iv) the establishment of formalized internal controls to maintain segregation of duties between control operators; (v) the implementation of additional program change management policies and procedures, control activities, and tools to ensure changes affecting IT applications and underlying accounting records are identified, authorized, tested, and implemented appropriately; and (vi) the enhancement of the design and operation of user access control activities and procedures to ensure that access to IT applications and data is adequately restricted to appropriate Company personnel. We believe the measures described above, which continues the implementation of a remediation plan commenced by Legacy SOC Telemed prior to the Merger Transaction, will remediate the material weaknesses identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to diligently and vigorously review our financial reporting controls and procedures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Access Physicians

The information contained in this section is based on the historical financial condition and results of operations of Access Physicians and does not give effect to the Acquisition. The Acquisition will have a material impact on the results of operations of the business of Access Physicians going forward. You should read the following in conjunction with the sections of this prospectus entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and the audited financial statements of Access Physicians and the related notes thereto included elsewhere in this prospectus.

Overview

Access Physicians enters into long-term master service agreements with hospitals and healthcare systems to provide multi-specialty telemedicine. Through its network of over 600 physicians, Access Physicians currently provides approximately 260 telemedicine programs across approximately 180 facilities in 24 states. In connection with the implementation of these services, Access Physicians assembles and sells proprietary telemedicine carts, which in turn provide opportunities for it to expand its service offerings across its customer base. The agreements also include services to be provided by Access Physicians for the IT support considerations of the carts. Finally, healthcare facilities contract with Access Physicians to provide telehealth services from physicians specializing in various disciplines of medicine, including pulmonary critical care, neurology, cardiology, infectious disease, maternal-fetal medicine, nephrology and endocrinology, among others. Telemedicine services are unique to each patient, depending on need, and are billed to the patient’s respective insurance provider or, in some instances, directly to the patient depending upon the services performed.

Founded in 2013, Access Physicians is headquartered in Dallas, Texas. The predecessor business that became Access Physicians was established in 2011. Since its inception, Access Physicians has completed approximately two million cumulative encounters.

Business Model

Access Physicians’ business model consists of four significant operating activities: (i) physician services provided to patients at partner healthcare provider facilities, (ii) administration and IT support services, (iii) the assembly and sale of telemedicine carts, and (iv) the installation of telemedicine carts at healthcare provider facilities.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019

The following table sets forth the combined statements of income data and certain other operating data of Access Physicians as of and for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Combined Statements of Income data:
Revenues	$27,100,158	$17,891,919
Cost of revenues	17,657,064	12,067,527
Operating expenses:
Payroll and benefits	6,682,331	3,880,105
General and administrative	2,607,683	1,589,400
Depreciation and amortization	92,185	59,750
Other operating expenses	904,079	1,068,025
Total operating expenses	10,286,278	6,597,280
Loss from operations	(843,184)	(772,888)
Other expense	(320,929)	(456,524)
Loss before provision for taxes	(1,164,113)	(1,268,482)
Provision for federal and state taxes	(115,798)	(39,070)
Less: net income attributable to non-controlling interest	413,407	67,346
Net loss	$(1,693,318)	$(1,335,828)

Other data:

	As of December 31,
	2020	2019
Number of facilities serviced	176	116
	Year Ended December 31,
	2020	2019
Implementations	84	55
Total patient encounters	74,802	35,495
Number of deployed carts	102	70

Revenues

Revenues increased $9.2 million, or 51%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily as a result of an approximately 52% increase in the number of facilities serviced over the previous year. The increase in revenues was also attributable to a 53% increase in implementations, a 46% increase in the number of deployed carts and a 111% increase in total patient encounters during the year ended December 31, 2020.

Cost of revenues

Cost of revenues increased $5.6 million, or 46%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was driven by the corresponding increase to revenues, albeit at a slower rate than the growth rate of top line sales as Access Physicians realized greater efficiencies and economies of scale associated with its fixed costs. Physician hours, materials, and labor costs were the primary drivers of cost of revenues during the year ended December 31, 2020.

Operating expenses

Total operating expenses increased $3.7 million, or 56%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily driven by additional payroll and benefit expenses related to a 63% increase in headcount. General and administrative costs increased by approximately $1.0 million as a result of growth in operations during the year.

Other expense

Other expense is primarily related to interest expense to service outstanding debt, as well as costs associated with the Acquisition incurred by Access Physicians in the 2020 period. For the year ended December 31, 2020, other expense decreased by approximately $0.1 million.

Liquidity and Capital Resources

Access Physicians has historically financed operations through a combination of revenues derived from product and service sales and issuance of debt and equity securities.

As of December 31, 2020, Access Physicians had cash and cash equivalents of $2.1 million compared to $3.7 million as of December 31, 2019.

The following table summarizes Access Physicians’ sources and uses of cash for each of the periods presented:

	Year Ended December 31,
	2020	2019
Net cash used in operating activities	$(3,107,526)	$(1,171,501)
Net cash used in investing activities	$(153,877)	$(64,664)
Net cash provided by financing activities	$1,653,556	$4,548,511

Operating Activities

For the year ended December 31, 2020, net cash used in operating activities was $3.1 million, reflecting a net loss of $1.7 million, net unfavorable changes in working capital accounts of $2.3 million and depreciation expense of $92,185. The unfavorable changes in working capital accounts were driven by a $2.0 million increase in accounts receivable, a $1.1 million increase in inventories, and $0.5 million in other prepaid assets. This was slightly offset by a $1.4 million favorable change in net cash from accounts payable and accrued expenses.

For the year ended December 31, 2019, net cash used in operating activities was $1.2 million, reflecting a net loss of $1.3 million, net unfavorable changes in working capital accounts of $0.1 million and $59,750 related to depreciation expense. An increase in accounts receivable consumed $0.9 million of cash and was primarily due to the timing of and cash receipts from customers. An increase in accounts payable increased available cash by $0.8 million due to favorable timing of payments on accounts payable. Other changes in net working capital were marginal.

Investing Activities

For the year ended December 31, 2020, net cash used in investing activities was $0.2 million, primarily due to purchases of equipment.

For the year ended December 31, 2019, net cash used in investing activities was $0.1 million, primarily due to purchases of equipment.

Financing Activities

For the year ended December 31, 2020, net cash provided by financing activities was $1.7 million and related to proceeds from a line of credit and notes payable, offset in part by interest payments on financing arrangements.

For the year ended December 31, 2019, net cash provided by financing activities was $4.5 million, reflecting contributions of approximately $9.9 million related to an offering of Series A preferred shares offset by a payment of $5.0 million to the Access Physicians’ founders in exchange for their original ownership positions to facilitate the Series A preferred share financing.

Critical Accounting Policies

Access Physicians defines critical accounting policies as the ones which are necessary to understand Access Physicians’ financial results. Access Physicians believes the most critical accounting issues that require the most complex and difficult judgments and that are particularly susceptible to significant change to its financial condition and results of operations include the following:

•        Revenue Recognition

•        Accounts Receivable

•        Inventories

For more information about Access Physicians’ critical accounting policies, see Note 2 to Access Physicians’ combined financial statements included elsewhere in this prospectus.

BUSINESS

Our Mission

Our mission is to partner with healthcare organizations to bring clinicians and patients together using innovative technologies to improve clinical care and patient outcomes in a measurable way.

Overview

We are the leading provider of acute care telemedicine services and technology to U.S. hospitals and healthcare systems, based on number of customers. We provide technology-enabled clinical solutions, which include acute teleNeurology, telePsychiatry, teleCritical Care (ICU), telePulmonology, teleCardiology, teleInfectious Disease, teleMaternal-Fetal Medicine, teleNephrology, teleEndocrinology and other specialties to nearly 1,000 facilities, including approximately 700 acute care hospitals, in 47 states. We support time-sensitive specialty care when patients are vulnerable and may not otherwise have access. Our solution was developed to support complex workflows in the acute care setting by integrating our cloud-based software platform, Telemed IQ, with a panel of consult coordination experts and a network of clinical specialists to create a seamless, acute care telemedicine solution. Founded in 2004, we have delivered over one million telemedicine consultations on a standalone basis and over three million telemedicine consultations on a pro forma basis to give effect to the Acquisition of Access Physicians as if it had occurred at our inception.

Hospitals and health systems today face many challenges. Over the next decade, the U.S. is expected to continue to face a shortage of primary care and specialist physicians in both urban and rural communities, which will adversely impact access to care and clinical outcomes. In addition, hospitals and health systems have difficulty efficiently staffing with unknown and unpredictable patient demand, leading to increased costs or delays in patient care. These challenges, combined with increased financial pressure, are driving hospitals and healthcare systems to seek solutions that can deliver cost-effective access to qualified clinicians and high-quality care.

We focus on the acute care telemedicine industry. Access to timely care is essential to improved health outcomes, but the complexity in the operating environment for acute care telemedicine creates significant barriers to entry. Technology, workflows and clinical network elasticity are critical to connect remote specialists to patients and on-site providers within minutes. Additionally, predictive modeling, actionable analytics, a flexible decision engine and workflow assurance facilitate clinician deployment in a protocol driven framework. An effective telemedicine platform also must be integrated across hospitals and health systems yet work within the local system hardware and software infrastructure in order to optimize workflow and enhance clinical outcomes.

Our cloud-based Telemed IQ platform optimizes workflows and supports various provider-to-provider and provider-to-patient interactions (on-demand, scheduled, rounding, etc.) via any web-enabled device, at any care location, across the care continuum. Our platform is a fully integrated and configurable technology solution that seamlessly combines voice, video, imaging, EMR integration, clinical workflow optimization, clinical resource management, analytics, predictive modeling and other reporting tools. As an enterprise offering, Telemed IQ enables hospitals, health systems and other healthcare organizations to provide telemedicine programs and drive revenue growth and/or optimize clinical coverage costs, either with their own clinical team or in conjunction with our affiliated network of established, board-certified physicians and other provider specialists. Our affiliated national provider network is comprised of more than 750 board-certified neurologists, psychiatrists, intensivists, pulmonologists, cardiologists, infectiologists, perinatologists, nephrologists, endocrinologists and other physicians, representing a critical mass of scarce clinical resources ready for deployment and collaboration at nationwide sites of care. Our platform can be extended to other specialties and service lines, based on our customer’s needs and their own clinical teams, and has been utilized across more than 20 specialties.

Telemedicine has been growing rapidly over the last several years and this growth has accelerated as a result of the COVID-19 pandemic, leading to unprecedented change in the way healthcare is delivered both in the United States and around the world. According to recent market studies, health system spending on acute care telemedicine is expected to increase over the next 12 to 18 months and hospital usage of telehealth services is expected to remain above pre-COVID-19 levels.

We have experienced significant growth since the founding of our business in 2004. We derive our revenues primarily from hospitals and health systems, physician groups, post-acute providers, and government customers. As a result of the Acquisition, we have expanded our focus from primarily the emergency department to include other inpatient-based specialties, thus diversifying both the number of clinical services and where they are provided in the acute care setting. We also now offer hybrid services with on-site physicians in addition to our primary telemedicine service offering.

Our customers generally enter into multi-year agreements where they pay us a fixed monthly fee for the availability to perform a pre-determined number of consults. In 2020, approximately 64% of our revenues were from fixed monthly fees. In addition, if our customers exceed their fixed monthly allotment of consults, we charge a per consult rate (i.e., a variable fee) for any subsequent consultations during that period. Customers may also choose to license the Telemed IQ platform as a stand-alone SaaS solution for virtualizing their own clinician networks. In these instances, we receive a subscription license fee for each clinician that uses our platform. Although revenues from Telemed IQ subscription license fees have been immaterial to date, they have been increasing in recent periods and we plan to continue to invest in the go-to-market resources to address our market opportunity. We also provide RCM capabilities to customers where physician services are eligible for reimbursement. In these cases, we bill patients and third-party payers for physician services rendered, and are able to subsequently offer our customers net pricing.

Our revenues were $14.8 million for each of the three months ended March 31, 2021 and 2020. We experienced lower core consultation volume during the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, due to the impact of the COVID-19 pandemic on the utilization of our core services. Our revenues were $58.0 million and $66.2 million for the years ended December 31, 2020 and 2019, respectively, representing a period-over-period decrease of 12%, primarily resulting from decreased utilization of our core services due to the COVID-19 pandemic. In recent periods, we have seen an improvement in our utilization rates for these services and expect this trend to continue, although it may take several quarters before there is a recovery to pre-COVID-19 levels. We incurred net losses of $12.6 million, $49.8 million and $18.2 million for the three months ended March 31, 2021, and for the years ended December 31, 2020 and 2019, respectively. This increase was primarily due to our investments in growth, transaction costs associated with the Merger Transaction and the Acquisition, and costs related to transitioning to becoming a public company.

Our Industry

The U.S. telemedicine industry is a large and growing market. Telemedicine involves providing medical care using technology in clinical settings, which enables providers to deliver care remotely to patients. Telemedicine has multiple applications and can be used for different services and segmented across many sub-sectors, including consumer telehealth (i.e., patient-initiated telemedicine) and acute / post-acute care telemedicine (i.e., facilitated-care). Consumer telehealth increases access to care, improves quality of care, reduces healthcare costs and can provide individuals with the convenience of accessing a physician on-demand or at a predetermined time and place of their convenience. Purchasers of consumer telehealth services are individuals, payors and employers, among others.

Acute / post-acute care telemedicine is purchased by hospitals, health systems, and other providers, and shares similarities with consumer telehealth, including increasing access to care, improving quality of care and reducing costs, but focuses on clinical patient outcomes and clinical workflows. However, the specialized services delivered in acute / post-acute care telemedicine are time-sensitive and initiated directly by members of the care team — an important distinction from the consumer-initiated access to remote primary-care-type clinicians.

We focus on the acute care telemedicine industry. Within acute care telemedicine, the operating environment in hospitals and health systems is complex, creating significant barriers to entry. Better outcomes are often driven by access to timely care. In order to connect remote specialists with patients in minutes, technology, workflows and clinical network elasticity are critical. Predictive modeling, actionable analytics, a flexible decision engine and workflow assurance facilitate efficient clinician deployment, giving priority to the sickest patients. The telemedicine platform also needs to be integrated across hospitals and health systems, and work with the local system hardware and software infrastructure, in order to optimize workflow and enhance clinical outcomes.

Hospitals and health systems today face significant operating challenges, including:

•        a shortage of specialists, as demand from patients outpaces the supply of local specialists;

•        an inability to efficiently staff physicians to support what may be unknown and unpredictable patient demand, leading to a potential increase in costs or delays in patient care; and

•        increasing financial pressure.

Shortage of Specialists

The AAMC projects that the U.S. will face a physician shortage of between 54,100 and 139,000 physicians by 2033, based on its 2020 study of physician supply and demand. This shortage in primary and specialist care physicians is expected to impact both urban and rural communities.

Many acute care facilities struggle to recruit full-time neurologists, for example, as demand for neurology services continues to increase. At the same time, transferring a patient from a local hospital to a neurologist-staffed medical facility increases costs and often consumes the optimal time to treat the patient and reduce complications. As treatment for acute conditions, such as stroke care, advances, access to more neurologists will be required in order to decrease response times and deliver better clinical outcomes. By 2025, the American Academy of Neurology estimated in a 2013 study that demand for neurologists will exceed supply by 19%.

According to a 2019 National Survey on Drug Use and Health by the Substance Abuse and Mental Health Services Administration, an estimated one in five adults in the United States lives with a mental illness. However, inpatient psychiatric capacity has declined significantly over the past five decades, and nearly 60% of all U.S. counties face a psychiatrist shortage, according to a 2017 report by the New American Economy. As a result, patients are turning to emergency departments for treatment. The Centers for Disease Control and Prevention estimates that 10% of all emergency department patients present with a psychiatric illness and can experience wait times of up to 2.5 days before being admitted, discharged or transferred. Without a proper psychiatric evaluation, these patients remain in the emergency department, which can result in overcrowding, unnecessary risk to patients and inefficient use of emergency department services.

Similarly, a 2018 report by PYA highlights that nearly 50% of all Americans have at least one of the key risk factors for developing heart disease, such as high blood pressure, high cholesterol or smoking. Coupling this growing disease burden with an aging population, demand for cardiologists is projected to increase by 20% between 2013 and 2025, according to a 2013 Health Affairs report. Meanwhile, the number of cardiovascular disease specialists increased just 1% from 2014 to 2019, according to the AAMC’s 2020 Physician Specialty Data Report, indicating a similar shortage as neurologists and psychiatrists.

Acute care telemedicine can address these, and other, specialist shortages by fractionalizing specialists and therefore unlocking clinical capacity to address the challenges of access to timely care that is confounded by an aging population and the misdistribution of qualified providers.

Total Addressable Market

We currently operate in approximately 700 acute care hospitals out of a total of approximately 6,000 hospitals in the United States that we believe can benefit from our solutions. Following the Acquisition, we have broadened our core specialties of teleNeurology, telePsychiatry, telePulmonology, and teleCritical Care to include teleCardiology, teleInfectious Disease, teleMaternal-Fetal Medicine, teleNephrology, teleEndocrinology and other service lines. We believe the total addressable market for our current core specialties represents a $6.7 billion market opportunity. If we extend our market opportunity to include adjacent specialties, such as palliative care and oncology, which are primary targets for telemedicine delivery in acute settings, we believe the combination of our existing and adjacent specialties represents an $8.9 billion market opportunity.

COVID-19 Impact on Telemedicine

The COVID-19 pandemic has had a significant impact on the telemedicine market by increasing utilization, awareness and acceptance among patients and providers. In the current environment, telemedicine has been promoted at the highest levels of government as a key tool for on-going healthcare delivery while access to healthcare facilities remains limited due to state-mandated stay-at-home orders and general patient fear of traditional in-person visits. Moreover, with clinicians quarantined or otherwise relegated to their homes due to safety issues, telemedicine has provided a solution for remote providers to continue to care for patients and for hospitals to access additional specialists to augment remaining staff. During the COVID-19 pandemic, the U.S. Congress and the CMS have significantly reduced regulatory and reimbursement barriers for telemedicine. As a result, telemedicine spending increased starting in 2020, and we expect this trend to continue after the public health emergency. In addition to Medicare and Medicaid, many states have issued executive orders or permanent legislation removing or reducing the regulatory and reimbursement barriers for telemedicine. According to an EY-Parthenon study in June 2020, approximately 90% of health systems expect to increase spend on clinician-to-clinician acute care telemedicine over the next 12 to 18 months after the COVID-19 pandemic. Additionally, according to an L.E.K. Consulting study in April 2020, approximately 90% of hospitals expect increased telehealth usage to persist relative to pre-COVID-19 levels.

Our Stakeholders

We provide value to all of our stakeholders — the hospital, the physician and the patient.

•        Hospitals:    We provide hospitals with efficient, collaborative high-quality care at a lower cost. In particular, we enable hospitals to retain high-value capabilities benefiting their communities, such as stroke care, avoid costly backlogs for psychiatric evaluations in emergency departments and inpatient sites of care, and improve patient quality of care through timely access to specialized resources.

•        Physician Groups:    We enable physician groups to more effectively deploy clinical capital. By doing so, physician groups can better optimize scarce and expensive clinical resources to better match clinician supply to patient demand and improve their productivity and profitability.

•        Patients:    We provide patients with access to quality care when and where it is needed. We ensure patients have access to scarce clinical specialists and rapid intervention to address acute procedures for better outcomes.

Our Telemed IQ SaaS Platform

Adapting the acute care workflow to telemedicine involves a complex orchestration between patient, remote physician, bedside health provider and consult coordination experts. All of these participants are mediated by a low-code, highly configurable software platform, which features a configurable decision engine, matching patients and physicians and coordinating the various stages of the procedure and follow-up.

Illustrative example:

•        Patient presents in the emergency room with stroke symptoms.

•        Onsite clinician initiates a consult request to a teleNeurologist using our Telemed IQ platform.

•        Our configurable decision engine prioritizes the consult given clinically based acuity and required response time data points.

•        Simultaneously, the platform scores and ranks the physicians who are eligible to handle this consult.

•        After the most appropriate and available teleNeurologist is selected, contacted and engaged on our Telemed IQ platform, the physician evaluates the patient over an automated video connection. Through our platform, the physician views the same images that are available in the hospital and collaborates with the onsite clinicians for the patient’s care. Upon completion of the consultation, evaluation notes are seamlessly transferred via the Telemed IQ into the patient’s EMR.

Our Solution

Acute care is a complex and heterogeneous environment within a single hospital, and every hospital within a larger integrated delivery network can have its own unique workflows. To operate in this environment, we need to be flexible, adapting to these workflows and the technology infrastructure. We built our platform technology and solutions around this premise and have successfully addressed this complexity. As a result, we can enable varying provider-to-patient and provider-to-provider interactions across different specialties, provider groups, locations and technology infrastructure.

Our cloud-based Telemed IQ technology platform supports various clinical workflows and can support any specialty, be deployed across our network of board-certified physicians and other provider specialists, third-party clinicians or both, and run on any telemedicine endpoint at any location. We leverage our platform across two different configurations that we sell to the market:

•        Core Services.    We integrate our Telemed IQ SaaS platform and acute physician network to provide a turnkey acute care telemedicine solution that addresses the clinical provisioning and financial needs of our customers. The benefits of our core services are to rapidly provide access to scarce physicians and other provider specialists to help our hospital partners increase access to specialist care, improve outcomes for their patients, retain high-value capabilities, reduce costs and enable customers to care for more clinically complex cases. Following the Acquisition, we also offer a hybrid model, which provides physicians on-site using our Telemed IQ platform.

•        Telemed IQ SaaS Platform.    We provide our Telemed IQ platform on a standalone basis as a SaaS solution to health systems and other provider groups that want to virtualize their own clinician resources using a technology platform that was purpose-built to support the complex and unique needs of an acute patient care setting. Our platform has been utilized across more than 20 specialties.

Our Competitive Strengths

Flexible Enterprise Telemedicine Solution.    Telemed IQ was initially designed to optimize our own acute care services business, which was built and continuously enhanced based on experience from more than one million telemedicine consultations prior to the Acquisition. Our platform was designed to be flexible, aligned and customer configurable and has been architected using a low-code development platform for rapid implementations. Telemed IQ is flexible because it incorporates the discrete modules of clinical workflows, which we believe can be configured to capture the unique workflows of any clinical specialty. Telemed IQ is also inter-operative, allowing results to be delivered directly into our customer’s EMR systems. Our solution can be deployed with our network providers or with the customer’s own or other third-party clinicians and we believe can run on any telemedicine endpoint at any location. For example, we deployed our platform for a government agency across 15 physician specialties, several of which were unique to the customer, connected to approximately 200 locations, incorporating complex and unique consult protocols.

National Provider Network of On-Demand Specialists.    We utilize a national provider network comprised of more than 750 board-certified neurologists, psychiatrists, intensivists, cardiologists, pulmonologists, infectiologists, perinatologists, nephrologists, endocrinologists, and other physicians, who provide telemedicine services in coordination with us. We believe the scale of our acute physician network provides a significant barrier to entry based on the substantial costs, resources and lead time required to recruit, license and credential a critical mass of scarce specialists.

Panel of Consult Coordination Experts.    We utilize a panel of consult coordination experts that facilitate a seamless, just-in-time tele-interaction that is either provider-to-patient or provider-to-provider. In addition to qualified physicians and other provider specialists within our network, we deploy coordination experts to help ensure hospital and physician readiness to quickly prioritize and assign consults, and provide workflow assurance in support of the rapid response needed to care for the acute needs of the patients. Our consult coordination experts are all highly trained in telemedicine, emergency medical protocols and workflow procedures. Our scaled and turnkey consult coordination center allows our customers to avoid the cost and risks of building out this capability in-house.

Diversified and Growing Customer Base.    We currently provide services to approximately 1,000 facilities in 47 states, including approximately 700 acute care hospitals. Our customers represent urban, suburban and rural facilities in addition to large healthcare systems, and our hospital customers are diversified in terms of both geographic location and size. In 2020, approximately 48% of our hospital customers were urban and 52% were rural based on revenues. We service many of the most well-known hospital systems in the United States, including 19 of the 25 largest U.S. health systems. Based on bed count, approximately 25% of our hospital customers in 2020 had over 200 beds, 49% had between 50 and 199 beds and 26% had less than 50 beds. We also provide services to two of the five largest physician groups in the United States. Our customers generally enter into multi-year agreements and we have maintained longstanding customer relationships. No customer represented over 10% of our revenues during the three months ended March 31, 2021, with our top 10 customers accounting for less than 25% of our revenues during the same period.

Data Analytics Provides Insights for Customers.    Our scale and access to relevant data allow us to provide actionable insights and relevant benchmarking information to our customers, which is unique in acute care telemedicine. Our analytic tools enable customers to compare, through various user-selected criteria, their clinical and operational metrics with other sites within their health system and across our customer base on a blinded basis. Using analytics and tools, our benchmarking identifies opportunities to improve specific workflows, improve clinical outcomes and share best practices using our data. As we continue to expand our customer base and our platform collates more data, our actionable insights improve, contributing to a powerful network effect for the benefit of our customers.

Our Growth Strategy

Drive New Bookings.    We will continue to make significant investments to expand our sales organization and increase digital marketing to drive new bookings. In 2020, we doubled the size of our sales organization and we expect to meaningfully increase our investments in all of our go-to-market functions to take advantage of the accelerated adoption of telemedicine and the increased interest in the associated benefits for healthcare organizations.

Cross-Sell and Up-Sell Existing Customers.    We seek to sell additional acute care services to existing customers who already use one or more of our services today in order to further increase the number of consultations and facility utilization of our solution. Since 2016, we have increased the number of services per facility from 1.4 to 1.9 in 2020. We also seek to expand our services to additional facilities within our existing customers. In some cases, our expansion to additional facilities has benefited from the consolidation of healthcare systems and we expect this trend to continue. In addition, we believe that we will realize significant cross-selling opportunities as a result of the Acquisition, as the customer bases of each of our and Access Physicians’ businesses prior to the Acquisition were largely independent of each other, with only 6 of our nearly 1,000 combined facilities overlapping. Together, we believe the addressable market opportunity to expand services to our existing customers and cross-sell new specialties is approximately $2.7 billion, comprised of $1.5 billion from cross-selling new combined specialties and services between our and Access Physicians’ respective customers prior to the Acquisition, and $1.2 billion from increasing penetration of the number of facilities within our existing health system customers and selling additional services to the facilities of our existing customers prior to the Acquisition, bringing our total addressable market to $6.7 billion.

Invest in Software Platform Channels.    We intend to accelerate the sale of subscriptions for our Telemed IQ SaaS platform as a standalone solution to customers seeking to use our telemedicine platform with their own clinicians, which will provide us with additional sources of recurring revenues. We currently provide this service to several multi-site integrated delivery networks. In addition, our Telemed IQ platform is used by other physician networks and enables us to leverage channel partners, including physician groups and government system integrators. We estimate the market size for these channel opportunities to include approximately 75,000 providers within the 30 largest physician groups providing hospitalist and emergency medicine, 12,000 providers within the Military Health System and 1,000 integrated delivery networks. We also intend to leverage these capabilities to cross-sell Telemed IQ to Access Physicians’ customers and expand our offerings to adjacent clinical specialties. Sales of our Telemed IQ SaaS platform generate attractive gross margins, contributing to cash flow from operations, and align with our long-term profitability goals.

Expand Through Strategic Acquisitions.    We intend to continue to augment our organic growth strategy with select acquisitions to increase our market share in existing specialties, accelerate our entry into new specialties and expand our services into new channels and markets. We will continue to evaluate and, where strategically appropriate, pursue acquisition opportunities that are complementary to our business.

Our Offerings

Core Services.    We integrate our Telemed IQ SaaS platform and acute physician network to provide a turnkey acute care telemedicine solution that addresses the clinical provisioning and financial needs of our customers. The benefits of our core services are to rapidly provide access to scarce physicians and other provider specialists to help our hospital partners increase access to specialist care, improve outcomes for their patients, retain high-value capabilities, reduce costs and enable customers to care for more clinically complex cases.

Telemed IQ SaaS Platform.    We provide our Telemed IQ platform on a standalone basis as a SaaS solution to health systems and other provider groups that want to virtualize their own clinician resources using a technology platform that was purpose-built to support the complex and unique needs of an acute patient care setting. Our platform has been utilized across more than twenty specialties.

RCM Capabilities.    We provide RCM capabilities to customers where physician services are eligible for reimbursement. In these cases, we bill patients and third-party payers for physician services rendered, and are able to subsequently offer our customers net pricing.

Technology

Our Telemed IQ SaaS platform was purpose-built to run our acute care services business. We developed a scaled, configurable platform with sophisticated functionality to meet our clinical, financial and operational needs. Our customers benefit from our experience, data analysis, continuous enhancements and best practices. Our Telemed IQ platform helps our customers achieve their clinical, financial and operational goals by facilitating the efficient deployment of clinical resources to where it is needed most. Our platform can be extended to other specialties and service lines, based on the customer’s needs, and has been utilized across more than 20 specialties. Customers can deploy the platform with their own network of clinicians, our network of board-certified physicians and other provider specialists, third-party clinicians, or any combination thereof.

Our low-code development platform provides us with a significant competitive advantage. We can conceptualize, configure, and deploy new workflows and clinical service lines rapidly, adding value to our customers and facilitating growth. Our browser-based platform permits clinicians to conduct telemedicine evaluations using a laptop, tablet or phone application on iOS and Android platforms. We offer two-way integration with EMR systems and have received formal certification from both Epic and Cerner.

To optimize the assignment of clinicians to the telemedicine consult, our platform uses multiple automated decision support engines that sort incoming consults according to customer-guided custom priority rules. The decision support engines determine the most appropriate clinician who can and should take the consult based on each customer’s predetermined rules. Our platform also manages the structured communication between the clinician initiating the consult and the clinician accepting the consult assigned action.

Our Telemed IQ platform captures a significant volume of clinical and operational data that is utilized on a de-identified basis to provide our customers with actionable data analytics and benchmarking. We believe our data analytic tools and transparency fosters trust among our customers and helps optimize their workflow while improving quality of care, throughput, response time, and productivity.

Scalability and Security

We host our applications and serve our customers from several cloud-based data centers, including those operated by Amazon Web Services, which are designed to support high levels of availability and have redundant subsystems and compartmentalized security zones. Our data center facilities employ advanced measures to ensure physical integrity, including redundant power and cooling systems and advanced fire and flood prevention. We have implemented telehealth industry-standard processes, policies and tools across our software development and network administration, including regularly scheduled vulnerability scanning and third-party penetration testing in order to reduce the risk of vulnerabilities in our system. We also have achieved HITRUST CSF security certification, a recommended framework trusted by many health systems and hospitals to manage risk, and realized over 99.99% uptime of our platform during the twelve months ended March 31, 2021. Our systems transmit encrypted backup files and logs over secure connections to multiple storage devices. We monitor our systems for any signs of trouble and take precautions as necessary.

Operations

Our implementation, training, clinical provisioning, credentialing, customer service and technical teams work collaboratively to onboard new customers and efficiently execute acute care telemedicine consultation requests.

Implementation and Training

In the ordinary course, a typical installation of our solution requires approximately 90 to 120 days, depending on customer processes and resources. However, we can rapidly deploy our solution in as little as 72 hours as we demonstrated during the COVID-19 pandemic. We provide training for our customers to ensure a seamless transition to our telemedicine services. Prior to any implementation, we analyze our customers’ workflow and develop an implementation plan that meets their objectives and incorporates industry best practices.

Clinical Provisioning

Our clinical provisioning team matches clinical supply to demand by focusing on both our customer’s long-term and short-term clinical coverage needs. We analyze historical data and use our proprietary and predictive analytics and tools to evaluate each clinical service line to project consult demand in order to assess the number of specialists needed for each hour of the day and each day of the week. We continuously monitor and analyze utilization data from across the country to identify patterns, surges and spikes and adjust coverage as necessary. We also use a variety of data sources and analytics to drive our long-term staffing strategy and scale our practice in advance of demand.

Credentialing, Licensing and Privileging

Acute care telemedicine is different from consumer telehealth offerings because physicians must be both licensed in the state where the patient is located and be privileged at the healthcare facility where the patient is being treated. These requirements create a highly complex compliance environment, because there is significant variability in the licensing and credentialing requirements and procedures mandated by individual state licensing boards and related lead times. At the facility level, the administrative burden associated with credentialing and privileging is a resource-intensive process. We ensure that our network of board-certified physicians and other provider specialists acquire and maintain the qualifications required for their specialty and receive the licenses and privileges necessary to practice across multiple states and facilities in a timely manner. We have established rigorous processes and policies that allow us to meet the expectations of our customers and comply with applicable federal, state and accreditation standards. Every physician who applies for privileges is reviewed by a group of peers in accordance with applicable regulatory and accreditation requirements. Following the Acquisition, we currently manage approximately 3,400 licenses and 15,400 privileges on behalf of our network physicians.

Consult Coordination Center

The critical nature of our work often requires physicians to make life-saving decisions shortly after interacting with a health facility or patient. Every inbound request and consultation is monitored by a team of consult coordination experts. These experts are responsible for monitoring and managing the efficient execution of our services from the initial consult request through preparation, physician assignment, and post-evaluation documentation on a 24-hour, 7-days-a-week, and 365-days-a-year basis. Our technology solution empowers the team managing this capability with tools to manage consult flow, prioritize by consult severity and ensure that the technology, physician, bedside provider and patient are ready for clinical interaction. All of our communications take place in real-time, providing physicians and other provider specialists with immediate updates around patient status. Appropriate metrics are captured for each telemedicine consult for quality assurance purposes and evaluation in quality care and customer satisfaction.

Quality

We are focused on providing the highest level of clinical and operational quality. We have developed a comprehensive quality management program that supports evidence-based practices, tracks customer satisfaction levels and encourages continuous improvement of telemedicine services. Our clinical leaders regularly review industry accepted standards and, when appropriate, make changes to our protocols. As new practice standards are introduced, our network of board-certified physicians and other provider specialists review these standards and adapt them for national telemedicine practice. Our network physicians and other specialists are continuously trained and evaluated to appropriately integrate and utilize these updated practice standards.

In 2006, we were the first telemedicine organization to earn The Joint Commission’s Gold Seal of Approval for Ambulatory Health Care Accreditation, a status we have retained since that time. Similar to our hospital customers, we are evaluated for compliance with ambulatory care standards, including coordination of care, physician credentialing, monitoring of clinical quality, operational infrastructure, security and emergency procedures. Since 2018, we have been accredited for telemedicine by URAC (formerly known as the ClearHealth Quality Institute). Our processes undergo regular review by The Joint Commission and URAC as part of their ongoing accreditation processes.

Sales and Marketing

We have a team of experienced sales executives who are primarily responsible for selling our solutions and services directly to hospitals and health systems. Our team is organized into geographic territories and supported by clinical experts, technical experts, business development and lead-generation managers. In addition, we have developed channel customers who incorporate our platform as part of a model that combines on-site staffing solutions with telemedicine.

Our marketing program supports our growth and lead generation though content development, brand awareness, search engine optimization, field marketing events, integrated campaigns, industry relations and public media.

Research and Development

Our ability to continue to differentiate and enhance our platform depends on our capacity to continue to introduce new services, technologies and functionality. Our product development team, consisting of 33 employees as of March 31, 2021, is responsible for the design, development, testing and certification of our solution. We are a customer-led organization that has invested heavily in our strategic product management team, low-code development platform, network of industry relationships and innovative infrastructure. We focus our research and development spend on delivering new products and further enhancing the functionality, performance and flexibility of our solution.

Competition

The telemedicine market is rapidly evolving and highly competitive. We expect competition to intensify in the future as existing competitors and new entrants introduce new telemedicine services and software platforms or other technology to U.S. healthcare providers, particularly hospitals and healthcare systems. We currently face competition from a range of companies, including other incumbent providers of acute care telemedicine consultation services and specialized software providers that are continuing to grow and enhance their service offerings and develop more sophisticated and effective transaction and service platforms. In addition, large, well-financed healthcare providers have in some cases developed their own telemedicine services and technologies utilizing their own and third-party platforms and may provide these solutions to their patients.

While there are several competitors in our industry, many began from a hardware-centric focus, with the goal of extending and integrating their devices into hospitals. We approached the development of our Telemed IQ SaaS platform differently by focusing on optimizing a large network of board-certified physicians and other provider specialists across numerous complex workflows. As a result, configurability, modularity and optimization became imperative and we subsequently made these capabilities available on a low-code development platform to address the configurability needs of our customers.

We believe we compete favorably based on the following key competitive factors for our industry:

•        access to a broad network of established, board-certified physicians and other provider specialists;

•        purpose-built acute care platform with highly configurable workflows and easy integration;

•        demonstrated scalability;

•        clinical and service quality;

•        customer satisfaction;

•        value;

•        reporting, analytics and benchmarking;

•        experience; and

•        flexibility.

Tele-Physicians Practices

We support and coordinate the services of our affiliated clinician network through administrative support services agreements, management services agreements or similar arrangements (collectively, “Administrative Agreements”) with nine independent professional entities: Tele-Physicians, P.C. (d/b/a California Tele-Physicians), Tele-Physicians, P.C. (d/b/a Georgia Tele-Physicians), Tele-Physicians, P.C. (d/b/a New Jersey Tele-Physicians), Tele-Physicians, P.A. (d/b/a Texas Tele-Physicians), JSA Health California PC and JSA Health Texas PLLC (the “SOC Tele-Physicians Practices”), and Access Physicians, PLLC, AP US 9, P.C. and AP US 14, P.A. (the “AP Tele-Physicians Practices” and, collectively with the SOC Tele-Physicians Practices, the “Tele-Physicians Practices”). The Tele-Physician Practices are 100% physician-owned and employ or contract with physicians for the clinical and professional services provided to customers of ours and the Tele-Physicians Practices. Under the Administrative Agreements, we have agreed to serve as the sole and exclusive administrator of all non-clinical, day-to-day operations and business functions required for the administrative operation of each Tele-Physicians Practice, including business support services, contracting support, accounting, billing and payables support and technology support, so that each Tele-Physicians Practice may provide to its customers professional medical diagnosis, evaluation and therapeutic intervention services in certain specialty areas through telemedicine and other in-person consultations. The Administrative Agreements typically require the Tele-Physicians Practices to maintain the state licensure and other credentialing requirements of its physicians and professional liability insurance covering each of its physicians. We separately carry a medical professional liability insurance policy. Under each of the Administrative Agreements, the applicable Tele-Physicians Practice pays us either (a) a monthly administrative fee of a fixed dollar amount multiplied by the average number of customer facilities then under contract with the Tele-Physicians Practice, plus certain direct costs incurred by us on behalf of the Tele-Physicians Practice, or (b) a monthly management fee consisting of (i) a fixed monthly amount, (ii) certain overhead costs we incur and attribute to the applicable Tele-Physicians Practice and (iii) a set percentage of such incurred overhead costs. Typically, the Administrative Agreements have an initial five-year term and automatic annual extensions thereafter, while the Administrative Agreements assumed with the Access Physicians acquisition have an initial fifteen-year term. Unless earlier terminated upon mutual agreement of the parties or unilaterally by a party following the commencement of bankruptcy or liquidation proceedings by the non-terminating party, a material breach of the applicable Administrative Agreement by the non-terminating party or otherwise pursuant to the terms thereof, each of the Administrative Agreements automatically renews for a one-year term. The SOC Tele-Physicians Practices are considered variable interest entities and their financial results are included in our consolidated financial statements. See Note 5 of our consolidated financial statements included elsewhere in this prospectus. The financial results of the AP Tele-Physicians Practices are included in the combined financial statements of Access Physicians included elsewhere in this prospectus.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We primarily rely on a combination of trademarks, copyrights, trade secrets, intellectual property assignment agreements, confidentiality procedures, nondisclosure agreements and employee nondisclosure and invention assignment agreements, and other similar measures to establish and protect our intellectual property and internally developed technology, including our Telemed IQ software platform. Our trademarks include SOC Telemed, marks for our acquired businesses, and various marketing slogans. Although we do not currently hold a patent for Telemed IQ, we continually assess the most appropriate methods of protecting our intellectual property and may decide to pursue available protections in the future. However, these intellectual property rights and procedures may not prevent others from competing with us. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our solution or to obtain and use information that we regard as proprietary, and may also attempt to develop similar technology independently. We may be unable to obtain, maintain and enforce the intellectual property rights on which our business depends, and assertions by third parties that we violate their intellectual property rights could harm our business.

Regulatory Environment

Our operations are subject to comprehensive United States federal, state and local regulation in the jurisdictions in which we do business. The laws and rules governing our business and interpretations of those laws and rules continue to expand and become more restrictive each year and are subject to frequent change, especially health regulatory requirements. Our ability to operate profitably will depend in part upon our ability, and that of our affiliated provider network, to operate in compliance with applicable laws and rules. Those laws and rules continue to evolve, and we therefore devote significant resources to monitoring developments in healthcare regulation. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. No assurance can be made that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Provider Licensing, Medical Practice, Telemedicine Standards and Related Laws and Guidelines

The practice of medicine is subject to various federal, state and local laws, regulations and approvals, relating to, among other things, health provider licensure, adequacy and continuity of medical care, medical practice standards (including specific requirements when providing healthcare utilizing telemedicine technologies and consulting services among providers), medical records maintenance, personnel supervision, and prerequisites for the prescription of medication. The application of some of these laws to telemedicine is unclear and subject to differing interpretation. Further, laws and regulations specific to delivering medical services utilizing telemedicine technologies continues to evolve, with some states incorporating modality and consent requirements for certain telemedicine encounters.

U.S. Corporate Practice of Medicine; Fee-Splitting

We contract with physician-owned professional associations and professional corporations to make available coordinated telemedicine services on our platform. In connection with these arrangements, we administer all non-clinical aspects of the telemedicine services to support the independent professional associations, professional corporations, and their health providers, including billing, scheduling and a wide range of other administrative and support services, and they pay us a pre-determined amount for those services. These contractual relationships are subject to various state laws that prohibit fee-splitting (sharing of professional services income with non-professionals) or the practice of medicine by lay entities or unlicensed persons.

The corporate practice of medicine and fee-splitting laws vary from state to state and are not always consistent among states. In addition, these requirements are subject to broad powers of interpretation, enforcement discretion by state regulators, and, in some cases, dated, yet still valid case law. Some of these requirements may apply to us or our affiliated provider network even if we do not have a physical presence in the state, based solely on the engagement of a provider licensed in the state or the provision of telemedicine to a resident of the state. However, regulatory authorities or other parties, including providers in our affiliated provider network, may assert that, despite these arrangements, we are engaged in the corporate practice of medicine or that our contractual arrangements with affiliated physician groups constitute unlawful fee-splitting. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, or the need to make changes to the arrangements with our affiliated provider network; each of which could interfere with our business or prompt other adverse consequences.

U.S. Federal and State Fraud and Abuse Laws

Federal Stark Law

Our affiliated provider network may be subject to the federal self-referral prohibitions, commonly known as the Stark Law. Where applicable, this law prohibits a physician from referring beneficiaries of certain government programs to an entity providing “designated health services” if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, unless an exception applies. The penalties for violating the Stark Law include the denial of payment for services ordered in violation of the statute, mandatory refunds of any sums paid for such services, civil penalties for each violation, and possible exclusion from future participation in the federally funded healthcare programs. A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined for each applicable arrangement or scheme. The Stark Law is a strict liability statute, which means proof of specific intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of the various statutes, including the Stark Law can be considered a violation of the federal False Claims Act (described below) based on the contention that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement. A determination of liability under the Stark Law could harm our business.

Federal Anti-Kickback Statute

We are also subject to the federal Anti-Kickback Statute. The Anti-Kickback Statute is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. Certain federal courts have held that the Anti-Kickback Statute can be violated if “one purpose” of a payment is to induce referrals. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation, making it easier for the government to prove that a defendant had the requisite state of mind or “scienter” required for a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, as discussed below. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, including fines per violation and damages of up to three times the amount of the unlawful remuneration, and imprisonment of up to ten years. Imposition of any of these remedies could harm our business. In addition to a few statutory exceptions, the U.S. Department of Health and Human Services Office of Inspector General, or OIG, has published safe harbor regulations that outline categories of activities deemed protected from prosecution under the Anti-Kickback Statute provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

False Claims Act

Both federal and state government agencies have continued civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and their executives and managers. Although there are a number of civil and criminal statutes that can be applied to healthcare providers, a significant number of these investigations involve the federal False Claims Act. These investigations can be initiated not only by the government but also by a private party asserting direct knowledge of fraud. These “qui tam” whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action. Penalties for False Claims Act violations include fines for each false claim, plus up to three times the amount of damages sustained by the federal government. A False Claims Act violation may provide the basis for exclusion from the federally funded healthcare programs. In addition, some states have adopted similar fraud, whistleblower and false claims provisions.

State Fraud and Abuse Laws

Most states in which we operate have also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Other Healthcare Laws

The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which we collectively refer to as HIPAA, established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of healthcare services. Under HIPAA, these two additional federal crimes are: “Healthcare Fraud” and “False Statements Relating to Healthcare Matters.” The Healthcare Fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. These criminal statutes punish certain conduct resulting in the submission of claims to private payors that may also implicate the federal False Claims Act if resulting in claims to governmental health programs.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs and employing or contracting with individuals or entities who are excluded from participation in federally funded healthcare programs. Moreover, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts, that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties for each wrongful act. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries without appropriate justification can also be held liable under the federal Anti-Kickback Statute and False Claims Act, which can impose additional penalties. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payers may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud.

U.S. Federal and State Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information, or PII, including health information. In particular, HIPAA establishes privacy and security standards that limit the use and disclosure of protected health information, or PHI, and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Our affiliated network providers and our hospital, health system and other provider customers are all regulated as covered entities under HIPAA. Since the effective date of the HIPAA Omnibus Final Rule on September 23, 2013, HIPAA’s requirements are also directly applicable to the independent contractors, agents and other “business associates” of covered entities that create, receive, maintain or transmit PHI in connection with providing services to covered entities. SOC Telemed is a business associate under HIPAA when we are working on behalf of our affiliated medical groups and hospital, health system, and other provider customers.

Violations of HIPAA may result in civil and criminal penalties. We must also comply with HIPAA’s breach notification rule. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to the HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. The regulations also require business associates of covered entities to notify the covered entity of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically.

Many states in which we operate and in which patients of our customers reside also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, in which we operate, are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA, state health information privacy and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well-publicized data breaches involving the improper use and disclosure of PII and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. In addition, under HIPAA and pursuant to the related contracts that we enter into with our business associates, we must report breaches of unsecured PHI to our contractual partners following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

Reimbursement

Medicare

The Medicare program offers beneficiaries different ways to obtain medical benefits: (i) Medicare Part A, which covers, among other things, in-patient hospital, SNFs, home healthcare, and certain other types of healthcare services; (ii) Medicare Part B, which covers physicians’ services, outpatient services, durable medical equipment, and certain other types of items and healthcare services; (iii) Medicare Part C, also known as Medicare Advantage, which is a managed care option for beneficiaries who are entitled to Medicare Part A and enrolled in Medicare Part B; and (iv) Medicare Part D, which provides coverage for prescription drugs that are not otherwise covered under Medicare Part A or Part B for those beneficiaries that enroll.

Our affiliated provider network is reimbursed by the Part B and Part C programs for certain of the telemedicine services it provides to Medicare beneficiaries. Medicare coverage for telemedicine services is treated distinctly from other types of professional medical services and is limited by federal statute and subject to specific conditions of participation and payment pursuant to Medicare regulations, policies and guidelines, including the location of the patient, the type of service, and the modality for delivering the telemedicine service, among others.

Medicaid

Medicaid programs are funded jointly by the federal government and the states and are administered by states (or the state’s designated managed care or other similar organizations) under approved plans. Our affiliated provider network is reimbursed by certain state Medicaid programs for certain of the telemedicine services it provides to Medicaid beneficiaries. Medicaid coverage for telemedicine services varies by state and is subject to specific conditions of participation and payment.

Participation in Medicare/Medicaid Programs

Participation in the Medicare, including Medicare Advantage, and Medicaid programs is heavily regulated by federal and state (in the case of Medicaid) statute, regulation, policy, and guidance protocols. If a provider fails to comply substantially with the requirements for participating in the programs, the provider’s participation may be terminated and/or civil or criminal penalties may be imposed. Our affiliated network providers are enrolled with Medicare and certain Medicaid programs, and they also participate in arrangements administered by commercial payers under the Medicare Advantage program. In the ordinary course of business, we may from time to time be subject to inquiries, investigations and audits by federal and state agencies that oversee applicable government program participation. In addition to auditing compliance with program requirements, these audits can trigger, particularly when issues are identified, investigations, repayments, and requirements under certain of the U.S. Federal and State Fraud and Abuse Laws described above.

COVID-19 Waivers and Limited Statutory Changes

As a result of the COVID-19 pandemic, federal and state governments have enacted legislation, promulgated regulations, and taken other administrative actions intended to assist healthcare providers seeking to utilize telemedicine methods in providing care to patients during the public health emergency. These measures include temporary relief from certain Medicare conditions of participation requirements for healthcare providers, temporary relaxation of licensure requirements for healthcare professionals by some states, temporary relaxation of privacy restrictions for telemedicine remote communications, and temporarily expanding the scope of services for which Medicare and Medicaid reimbursement is available during the emergency period. These changes have temporarily increased reimbursement available to our affiliated provider network for telemedicine services provided.

Human Capital

As of March 31, 2021, we had 359 employees, including 33 in research and development and 45 in sales, marketing and customer success. Of these employees, all are located in the United States and approximately 57% are female and approximately 43% are male, with an average tenure across all employees of approximately 2.7 years. None of our employees are represented by a labor union. We leverage a network of established, board-certified physicians and other provider specialists through our relationships with affiliated professional entities.

Our human capital management objective is to attract, retain and develop talent to deliver on our corporate strategy. We manage our human capital through the following programs:

Employee Health and Safety and COVID-19 — During the COVID-19 pandemic, our primary focus has been on the safety and well-being of our employees and their families. In response to the pandemic, we mandated that our employees work from home, with limited exceptions of essential employees onsite. As the pandemic continues, the health and well-being of our workforce remains our top priority while we ensure productivity while working from home.

Compensation and Benefits — Our compensation and benefits program is designed to attract, retain and motivate employees. We offer competitive base salaries and a variety of short-term, long-term and commission-based incentive compensation programs to reward performance relative to key strategic and financial metrics. We also offer comprehensive benefit options, including retirement savings plans, medical insurance, prescription drug benefits, dental insurance, vision insurance, accident and critical illness insurance, life and disability insurance, health savings accounts, flexible spending accounts and legal insurance.

Engagement — We believe in continual improvement and use employee feedback to drive and improve processes and programs that support our customers and ensure a deep understanding of our employees’ experience. We conduct a confidential employee survey each year.

Diversity, Equity & Inclusion (“DEI”) — We believe a diverse workforce and equitable and inclusive working environment are key factors in achieving better outcomes across all levels of our business. We value diverse perspectives and are proud of our diverse representation throughout the organization. To further this, we are launching a DEI Council in 2021 to generate ideas on how we can continue to create an inclusive, equitable and diverse environment and measure progress. We support employee-led efforts, and the DEI Council will be comprised of employees from across the Company. We believe it is equally important that leadership is engaged, and the DEI Council will be sponsored by our Chief Executive Officer and Chief Human Resources Officer, who have expressed commitment and support of increasing our DEI initiatives.

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation and other legal proceedings. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information, including ages as of May 1, 2021, of our executive officers and members of the Board:

Name	Age	Position(s)
Executive Officers
John W. Kalix	48	Chief Executive Officer and Director
Hai Tran	52	President and Chief Operating Officer
Christopher K. Knibb	51	Chief Financial Officer
R. Jason Hallock	49	Chief Medical Officer
Sean Banerjee	52	Chief Technology Officer
Eunice J. Kim	47	General Counsel and Corporate Secretary

Non-Executive Directors
Steven J. Shulman(2)(3)	69	Chairman of the Board
Dr. Bobbie Byrne(1)	53	Director
Thomas J. Carella(2)(3)	46	Director
Gyasi C. Chisley(1)	45	Director
Dr. Christopher M. Gallagher	42	Director
Joseph P. Greskoviak	56	Director
Amr Kronfol(2)(3)	40	Director
Anne M. McGeorge(1)	60	Director

____________

(1)      Member of the audit committee.

(2)      Member of the compensation committee.

(3)      Member of the nominating and corporate governance committee.

Executive Officers

John W. Kalix has served as our Chief Executive Officer and as a member of the Board since the closing of the Merger Transaction and previously served as the President of Legacy SOC Telemed since July 2020. Prior to joining SOC Telemed, Mr. Kalix served as Executive Vice President and Chief Operating Officer of North American Partners in Anesthesia, a single-specialty anesthesia and pain management company, from March 2017 to July 2020. From July 2010 to March 2017, he held various positions at GE Healthcare, a subsidiary of General Electric Company that provides technologies and solutions to the global healthcare industry, including President of the Life Sciences Core Imaging Division for the U.S. and Canada (May 2015 to March 2017) and General Manager, Magnetic Resonance Imaging for the U.S. and Canada (March 2012 to May 2015). Mr. Kalix holds a B.A. in zoology from Miami University.

Hai Tran has served as our President and Chief Operating Officer since January 2021. Mr. Tran previously served as our Chief Financial Officer and Chief Operating Officer and, prior to the closing of the Merger Transaction, held the same positions with Legacy SOC Telemed since March 2015. From May 2012 to March 2015, he served as the Chief Financial Officer of BioScrip, Inc., a provider of infusion and home care management solutions (now part of Option Care Health Care, Inc.). From July 2011 to May 2012, Mr. Tran served as Chief Financial Officer and Vice President International of Harris Healthcare Solutions, the healthcare subsidiary of Harris Corporation, a diversified technology company. From May 2008 to July 2011, he served as the Chief Financial Officer of Catalyst Health Solutions, Inc., a pharmacy benefits management company (now part of UnitedHealth Group’s OptumRX division). Mr. Tran holds a B.S. in electrical engineering from the University of Virginia and an M.B.A. from the University of Richmond.

Christopher K. Knibb has served as our Chief Financial Officer since January 2021. Prior to joining SOC Telemed, Mr. Knibb served as the Chief Financial Officer and Chief Operating Officer of Agilis Systems, a provider of fleet and asset tracking solutions, from May 2019 to December 2020. From April 2016 to April 2019, Mr. Knibb served as the Chief Financial Officer of Clearent, a merchant account provider. From February 2013 to April 2019, Mr. Knibb served in various senior finance positions at Express Scripts, a pharmacy benefit management organization, including Chief Accounting Officer and Vice President, Financial Planning and Analysis. Mr. Knibb began his career working in public accounting at PricewaterhouseCoopers LLP as a C.P.A. Mr. Knibb holds a B.S. in accounting from the University of South Florida.

R. Jason Hallock has served as our Chief Medical Officer since the closing of the Merger Transaction and previously held the same position with Legacy SOC Telemed since December 2019. Prior to joining SOC Telemed, from July 2013 to November 2019, Dr. Hallock held various positions at US Acute Care Solutions, a provider of physician-owned emergency medicine, hospitalist and observation services, including System Chief of Lifebridge Health Emergency Services from July 2017 to January 2019 and Chief of Emergency Services of Union Hospital of Cecil from July 2014 to February 2018. Dr. Hallock holds a B.A. in human biology and anthropology from the University of Pennsylvania, an M.D. from the University of Connecticut and an M.M.M. from the University of Southern California.

Sean Banerjee has served as our Chief Technology Officer since the closing of the Merger Transaction and previously held the same position with Legacy SOC Telemed since August 2015. Prior to joining SOC Telemed, he served as Vice President of Engineering at Evolent Health, a healthcare company that delivers value-based care solutions to payers and providers, from July 2012 to July 2015. Prior to Evolent Health, Mr. Banerjee served as Director at Anthem, Inc., a health insurance provider, from July 2005 to July 2012. Mr. Banerjee holds a B.E. in metallurgical engineering from Jadavpur University, an M.Tech. in materials engineering from the Indian Institute of Technology, Kanpur, India and an M.S. in materials science and engineering from the University of Cincinnati.

Eunice J. Kim has served as our General Counsel and Corporate Secretary since the closing of the Merger Transaction and previously held the same positions with Legacy SOC Telemed since October 2020. Prior to joining SOC Telemed, from 2004 to June 2020, Ms. Kim served in a variety of roles at NortonLifeLock Inc. (formerly known as Symantec Corporation), a cybersecurity software company, including most recently as Vice President, Legal and Assistant Secretary from August 2016 to June 2020. Prior to joining Symantec Corporation, she was an associate at Coudert Brothers LLP, a global law firm. Ms. Kim holds a B.A. in English and biochemistry from Smith College and a J.D. from Boston College Law School.

Non-Executive Directors

Steven J. Shulman has served as Chairman of the Board since the closing of the Merger Transaction, previously served as HCMC’s Chief Executive Officer and one of its directors since its inception and has over 45 years of experience leading and acquiring businesses in the healthcare industry. Mr Shulman is currently the Chairman of Magellan Health, Inc. where he previously served as Chief Executive Officer from 2002 to 2008 and spearheaded its turnaround and restructuring following bankruptcy. Mr. Shulman also currently serves as Chairman of Quartet Health, Inc., a healthcare technology company which connects primary care and mental health providers, a position he has held since 2014; Chairman of CareCentrix, Inc., a post-acute managed care company, a position he has held since 2008; and Co-Chairman of Healthmap Solutions Inc., a health management company focused on progressive diseases, since 2018. He is also the Managing Partner at Shulman Family Ventures, Inc., a healthcare-focused private equity firm, a position he has held since 2008. In the last five years, he has served as a Director of several other privately-held companies, including VillageMD, a primary care medical management company, MedImpact, the largest privately held prescription drug benefits management company, Healthmarkets, a healthcare distribution and specialty insurance company, Pager, a digital health company and Facet Technologies, an OEM of lancets and lancing devices for diabetics. From 2013 to 2018, Mr. Shulman served as Chairman of the Board of R1 RCM Inc., a technology-enabled revenue cycle management service for healthcare providers and from 2013 to 2014 as Chairman of Health Management Associates, Inc., a hospital company. He served as an Operating Partner at Water Street Healthcare Partners, LLC from 2008 until 2015 and Tower Three Partners LLC from 2008 until 2013. He also served as Chairman and Chief Executive Officer of Internet Healthcare Group, LLC from 2000 to 2002 and as Chairman,

President and Chief Executive Officer of Prudential Healthcare, Inc. from 1997 to 1999. Prior to that, Mr. Shulman served in senior executive positions at Value Health, Inc., a specialty managed care company he founded and took public, including as a Director and as President of the Pharmacy and Disease Management Group. He also previously held senior executive positions at each of Cigna Corporation, including as President of the East Central Division, and Kaiser Permanente, an integrated managed-care company, including as Director, Medical Economics. He received his Bachelor’s degree in Economics and Master’s degree in Health Services Administration from the State University of New York at Stony Brook.

Dr. Barbara “Bobbie” P. Byrne has served as a member of the Board since the closing of the Merger Transaction. Dr. Byrne has served as Chief Information Officer at Advocate Aurora Health, a not-for-profit healthcare system, since 2017. Prior to joining Advocate Aurora Health, Dr. Byrne served as Chief Medical Officer of Edward-Elmhurst Health, a hospital system in Illinois, from January 2017 to July 2017 and as its Chief Information Officer from December 2009 to January 2017. Dr. Byrne previously served as the Clinical Director at the Certification Commission for Healthcare Information Technology from April 2009 to December 2009 and as the Senior Vice President, Clinical Solutions for Eclipsys, Inc. (now Allscripts, Inc.) from 2005 to April 2009. Since January 2020, Dr. Byrne has served on the board of directors of Spok Holdings, Inc., a provider of communications solutions for the healthcare and public safety sectors. Dr. Byrne holds a B.A. in history from Northwestern University, an M.B.A. from the Kellogg School of Management at Northwestern University and an M.D. from Northwestern University.

Thomas J. Carella has served as a member of the Board since the closing of the Merger Transaction and previously served on Legacy SOC Telemed’s board of directors since February 2017. Mr. Carella has served as a Managing Director at Warburg Pincus, a private equity firm, since September 2016. Prior to joining Warburg Pincus, Mr. Carella was a Partner in the Merchant Banking Division of Goldman Sachs where he was global head of the division’s private equity activities in the healthcare sector. In addition to his board role at SOC Telemed, Mr. Carella serves on the board of directors of Alignment Healthcare, CityMD/Summit Medical Group, Polyplus Transfection SA, Vertice Pharma and WebPT. Mr. Carella has previously served on numerous boards, including Outset Medical, Inc., a medical technology company, from April 2019 to January 2021, and T2 Biosystems, Inc., a diagnostics company, from March 2013 to March 2016. Mr. Carella holds a B.A. from Harvard College and an M.B.A. from Harvard Business School.

Gyasi C. Chisley has served as a member of the Board since May 2021. Mr. Chisley has served as the President and Chief Executive Officer, Hospitals and Clinics at Cancer Treatment Centers of America Global, Inc., which includes the Cancer Treatment Centers of America Comprehensive Cancer Care Network of Hospitals and Outpatient Care Centers, since 2019. Prior to that, Mr. Chisley served as Chief Strategy Officer and Senior Vice President, Strategy and Payment Policy/Innovation for UnitedHealthcare from 2016 to 2019. Prior to UnitedHealthcare, Mr. Chisley held executive leadership roles at Methodist Healthcare North and Methodist Le Bonheur Healthcare in Memphis, Tennessee, from 2013 to 2016, and within the Mercy Health network (formerly Catholic Health Partners) headquartered in Cincinnati, Ohio, from 2010 to 2013. Mr. Chisley holds a dual B.S. in Psychology and Biology from Morehouse College and an MHSA/M.B.A. from the University of Michigan.

Christopher M. Gallagher, M.D., FACC has served as a member of the Board and as President of Access Physicians, a division of SOC Telemed, since the Acquisition. Dr. Gallagher previously served as the Chief Executive Officer of Access Physicians since its founding in 2013 through to the Acquisition. Prior to joining Access Physicians, Dr. Gallagher served as the Chief Medical Officer at CHRISTUS Mother Frances Hospital — Sulphur Springs from October 2012 through May 2017. Dr. Gallagher is board-certified in internal medicine and cardiovascular disease. He trained at UT Southwestern for both his Internal Medicine residency and Cardiology Fellowship and earned his Doctor of Medicine from Texas Tech University School of Medicine. He is a fellow in the American College of Cardiology and member of the American Association of Cardiovascular and Pulmonary Rehabilitation, American Medical Association, and Texas Medical Association.

Joseph P. Greskoviak has served as Vice Chair of the Board since March 2021 and as a member of the Board since the closing of the Merger Transaction. Since 2012, Mr. Greskoviak has held various positions at Press Ganey, a provider of patient experience measurement, performance analytics and strategic advisory solutions for health care organizations, including Vice Chairman since March 2020, Chief Executive Officer from December 2018 to March 2020, and President and Chief Operating Officer from 2012 to December 2018. Prior to joining Press Ganey,

Mr. Greskoviak worked at MedAssets, where he served as President of its spend and clinical resource management business (now part of Vizient) from 2010 to 2012. Mr. Greskoviak holds a B.A. in political science from DePaul University.

Amr Kronfol has served as a member of the Board since the closing of the Merger Transaction and previously served on Legacy SOC Telemed’s board of directors since June 2015. Mr. Kronfol joined Warburg Pincus, a private equity firm, in July 2009 and has been a Managing Director since 2018, focusing on investment activities at the intersection of healthcare and technology. Mr. Kronfol has served on numerous boards, including Silk Road Medical, AmRest, Modernizing Medicine, Qualifacts, WebPT and Helix. Mr. Kronfol holds an A.B. in computer science from Princeton University and an M.B.A. from The Wharton School at the University of Pennsylvania.

Anne M. McGeorge has served as a member of the Board since the closing of the Merger Transaction. Ms. McGeorge has over 35 years of experience providing strategic guidance and operational oversight to health care organizations. Ms. McGeorge has served as an Operating Partner of Havencrest Healthcare, a private equity investment firm specializing in the healthcare industry, since January 2018 and as an adjunct professor at the University of North Carolina at Chapel Hill since August 2005. Since June 2019, Ms. McGeorge has served on the board of directors and as the chair of the audit committee of Magenta Therapeutics, a clinical-stage biotechnology company. Since February 2021, Ms. McGeorge has also served on the board of directors and as the chair of the audit committee of CitiusTech, a privately held health care technology services company. Prior to her retirement in July 2017, Ms. McGeorge served as Managing Partner of Grant Thornton LLP’s Health Care Industry Practice from 2006 to July 2017 and as Global Managing Partner for Grant Thornton International’s Health Care Industry Practice from 2015 to July 2017. Ms. McGeorge was formerly a partner at Deloitte LLP from 2002 to 2005 and at Arthur Andersen LLP from 1994 to 2002. Ms. McGeorge holds a B.B.A. in accounting from the College of William & Mary and an M.S. in accounting from the University of Virginia.

Board Composition

Our business and affairs are organized under the direction of the Board. The Board currently consists of nine members. Subject to the terms of the Investor Rights Agreement and our amended and restated certificate of incorporation and amended and restated by-laws, the number of directors will be fixed by the Board.

Upon the closing of the Merger Transaction, we entered into the Investor Rights Agreement with SOC Holdings LLC pursuant to which, among other things, SOC Holdings LLC has the right to designate (i) up to five of nine directors for as long as it beneficially owns at least 50% of the issued and outstanding shares of Class A common stock, (ii) up to three of nine directors for so long as it beneficially owns at least 35% but less than 50% of the issued and outstanding shares of Class A common stock, (iii) up to two of seven directors for so long as it beneficially owns at least 15% but less than 35% of the issued and outstanding shares of Class A common stock and (iv) up to one of seven directors for so long as it beneficially owns at least 5% but less than 15% of the issued and outstanding shares of Class A common stock. SOC Holdings LLC has been deemed to have designated Messrs. Carella and Kronfol for election to the Board. See “Certain Relationships and Related Person Transactions — Investor Rights Agreement.”

In connection with the Acquisition, we entered into the Board Nomination Rights Agreement with Dr. Gallagher pursuant to which, among other things, for so long as Dr. Gallagher beneficially owns at least 75% of the shares of our Class A common stock that he acquired at the closing of the Acquisition and remains employed by us, Dr. Gallagher is entitled to serve as a member of the Board. See “Certain Relationships and Related Person Transactions — Board Nomination Rights Agreement.”

In accordance with our amended and restated certificate of incorporation, the Board is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•        the Class I directors are Mr. Shulman, Dr. Gallagher and Mr. Greskoviak, and their terms will expire at our annual meeting of stockholders to be held in 2021;

•        the Class II directors are Dr. Byrne, Mr. Chisley and Ms. McGeorge, and their terms will expire at our annual meeting of stockholders to be held in 2022; and

•        the Class III directors are Mr. Carella, Mr. Kalix and Mr. Kronfol, and their terms will expire at our annual meeting of stockholders to be held in 2023.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

The Board has undertaken a review of its composition, the composition of its committees, and the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based on information provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that none of the members of the Board, other than Mr. Kalix and Dr. Gallagher, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each member of the Board, other than Mr. Kalix and Dr. Gallagher, is “independent,” as that term is defined under the listing standards of Nasdaq, and the Board consists of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described below in the section titled “Certain Relationships and Related Person Transactions.”

Committees of the Board

Effective upon the closing of the Merger Transaction, the Board established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. Each of these committees has a written charter approved by the Board that satisfies the applicable listing standards of Nasdaq, copies of which are available on the investor relations portion of our website at www.soctelemed.com. Members serve on these committees until their resignation or until otherwise determined by the Board. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The members of our audit committee consist of Dr. Byrne, Mr. Chisley and Ms. McGeorge, each of whom meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. The chair of the audit committee is Ms. McGeorge, who is an “audit committee financial expert” within the meaning of SEC regulations. Our audit committee is responsible for, among other things:

•        managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•        helping to ensure the independence and overseeing performance of the independent registered public accounting firm;

•        reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

•        reviewing our financial statements and our critical accounting policies and estimates;

•        reviewing the adequacy and effectiveness of our internal controls;

•        developing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls, or audit matters;

•        overseeing our policies on risk assessment and risk management;

•        overseeing compliance with our code of business conduct and ethics;

•        reviewing related-party transactions; and

•        pre-approving all audit and all permissible non-audit services (other than de minimis non-audit services) to be performed by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee consist of Mr. Shulman, Mr. Carella and Mr. Kronfol, each of whom meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. In addition, each member of our compensation committee is a “non-employee director,” as defined pursuant to Rule 16b-3 of the Exchange Act. The chair of the compensation committee is Mr. Shulman. Our compensation committee is responsible for, among other things:

•        reviewing, approving and determining, or making recommendations to the Board regarding, the compensation of our executive officers, including our Chief Executive Officer;

•        administering our equity compensation plans and agreements with our executive officers;

•        reviewing, approving and administering incentive compensation and equity compensation plans;

•        reviewing and approving our overall compensation philosophy; and

•        making recommendations regarding non-employee director compensation to the full Board.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee consist of Mr. Shulman, Mr. Carella and Mr. Kronfol, each of whom meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. The chair of our nominating and corporate governance committee is Mr. Shulman. Our nominating and corporate governance committee is responsible for, among other things:

•        identifying, evaluating and selecting, or making recommendations to the Board regarding, nominees for election to the Board and its committees;

•        overseeing the evaluation and the performance of the Board and of individual directors;

•        considering and making recommendations to the Board regarding the composition of the Board and its committees;

•        overseeing our corporate governance practices;

•        contributing to succession planning; and

•        developing and making recommendations to the Board regarding corporate governance guidelines and matters.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of business conduct and ethics is available on the investor relations portion of our website at www.soctelemed.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code.

Compensation Committee Interlocks and Insider Participation

During 2020, prior to the closing of the Merger Transaction, HCMC’s compensation committee was composed of James C. Cowles and Rick Matros, neither of whom was during fiscal 2020 an officer or employee of the Company or was formerly an officer of the Company. Following the closing of the Merger Transaction, SOC Telemed’s compensation committee was composed of Mr. Shulman, Mr. Carella and Mr. Kronfol. None of the members of the compensation committee is or has been at any time an officer or employee of SOC Telemed. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that has served as a member of the Board or our compensation committee. See the section titled “Certain Relationships and Related Person Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation limits our directors’ liability to the fullest extent permitted under the Delaware General Corporation Law (“DGCL”). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and our amended and restated by-laws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered into, and expect to continue to enter into, separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in our amended and restated certificate of incorporation and amended and restated by-laws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Non-Employee Director Compensation

Prior to the closing of the Merger Transaction, we did not pay compensation to any of our directors.

In connection with the closing of the Merger Transaction, the Board approved the Company’s Director Compensation Policy (as subsequently amended, the “Director Compensation Policy”), pursuant to which each member of the Board who is not an employee of the Company (each such member, an “Outside Director”) will be compensated for his or her Board service. In accordance with the Director Compensation Policy, each Outside

Director will receive an annual cash retainer equal to $40,000 and any Outside Director serving as (i) the chairperson of the Audit Committee, who is currently Anne M. McGeorge, will receive an additional annual cash retainer equal to $20,000, (ii) a member of the Audit Committee (other than the chairperson) will receive an additional annual cash retainer equal to $10,000, (iii) the chairperson of the Compensation Committee, who is currently Steven J. Shulman, will receive an additional annual cash retainer equal to $10,000, (iv) a member of the Compensation Committee (other than the chairperson) will receive an additional annual cash retainer equal to $5,000, (v) the chairperson of the Nominating and Corporate Governance Committee, who is currently Steven J. Shulman, will receive an additional annual cash retainer equal to $7,500, and (vi) a member of the Nominating and Corporate Governance Committee (other than the chairperson) will receive an additional annual cash retainer of $3,750, in each case, payable on a quarterly basis in arrears.

Annual Grant for Continuing Outside Directors and Certain New Outside Directors.    After each annual meeting of the Company’s stockholders, each continuing Outside Director and each new Outside Director who commenced service at least six months before such annual meeting (or, with respect to the first annual meeting following the closing of the Merger Transaction, who commenced service prior to December 31, 2020) will be granted an award of restricted stock units under the 2020 Plan having an RSU Value (as defined in the Director Compensation Policy) of $150,000, which award will vest in full on the first to occur of (i) the one-year anniversary of the grant date or (ii) the date of the next annual meeting, subject to the Outside Director’s continued service as a member of the Board through such vesting date.

Annual Grant for Chair of the Board and Vice Chair of the Board.    After each annual meeting of the Company’s stockholders, an Outside Director appointed by the Board as Chair of the Board or Vice Chair of the Board will be granted an award of restricted stock units under the 2020 Plan having an RSU Value of $40,000 or $35,000, respectively, which award will vest in full on the first to occur of (i) the one-year anniversary of the grant date or (ii) the date of the next annual meeting, subject to the Outside Director’s continued service as the Chair of the Board or the Vice Chair of the Board, as applicable, through such vesting date.

Initial Grant for New Outside Directors.    Each Outside Director who served on the Board at the closing of the Merger Transaction or who is initially elected or appointed to the Board after the closing of the Merger Transaction will be automatically granted, on the first practicable date following such Outside Director’s initial election or appointment, pursuant to the 2020 Plan, an award of restricted stock units having an RSU Value equal to $300,000, which award will vest in equal annual installments over the three-year period following the grant date, subject to the Outside Director’s continued service as a member of the Board through each such vesting date.

While the Company currently expects to provide its Outside Directors with cash and equity compensation consistent with the Director Compensation Policy, the Company also currently expects to review its Outside Director cash and equity compensation policies from time to time and such policies may be subject to change.

Director Compensation Table for Fiscal Year 2020

The following table presents the total compensation for each person, other than Mr. Kalix, who served as a director during the fiscal year ended December 31, 2020. As a named executive officer, the compensation received by Mr. Kalix is shown in “Executive Compensation — 2020 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
Steven J. Shulman	12,349	—	—	12,349
Dr. Bobbie Byrne	8,516	—	—	8,516
Thomas J. Carella	8,304	—	—	8,304
Joseph P. Greskoviak	8,516	—	—	8,516
Amr Kronfol	8,304	—	—	8,304
Anne M. McGeorge	10,220	—	—	10,220
James C. Cowles(3)	—	—	—	—
Charles J. Ditkoff(3)	—	—	—	—
David H. Glaser(3)	—	—	—	—
Rick Matros(3)	—	—	—	—

____________

(1)      Includes fees paid in cash by Legacy SOC Telemed, as well as fees paid by SOC Telemed. No cash or other compensation was paid to any individual for his service to the board of directors of HCMC prior to the closing of the Merger Transaction.

(2)      As of December 31, 2020, our directors held the following option awards:

Name	Number of Option Awards
Steven J. Shulman	—
Dr. Bobbie Byrne	—
Thomas J. Carella	57,823
Joseph P. Greskoviak	—
Amr Kronfol	42,052
Anne M. McGeorge	—
James C. Cowles	—
Charles J. Ditkoff	—
David H. Glaser	—
Rick Matros	—

(3)      Messrs. Cowles, Ditkoff, Glaser and Matros resigned from the board of directors of HCMC upon the closing of the Merger Transaction in October 2020.

Executive Compensation

Our named executive officers for the year ended December 31, 2020, were:

•        John W. Kalix, our Chief Executive Officer;

•        Hai Tran, our President and Chief Operating Officer;

•        R. Jason Hallock, our Chief Medical Officer;

•        Paul Ricci, Former Interim Chief Executive Officer of Legacy SOC Telemed; and

•        Hammad Shah, Former Chief Executive Officer of Legacy SOC Telemed.

2020 Summary Compensation Table

The following table provides information regarding the total compensation awarded to, earned by and paid to the named executive officers for the periods presented.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
John W. Kalix(5)	2020	190,385	—	—	112,500	15,946	318,830
Chief Executive Officer
Hai Tran	2020	377,516	—	4,630,463	282,975	1,489	5,292,443
President and Chief Operating Officer	2019	365,798	—	—	137,891	11,000	514,689
R. Jason Hallock(6)	2020	317,538	268,228	—	125,440	10,486	721,692
Chief Medical Officer
Paul Ricci(7)	2020	19,973	—	—	—	—	19,973
Former Interim Chief Executive Officer of Legacy SOC Telemed
Hammad Shah(8)	2020	117,990	—	787,334	92,789	307,672	1,305,785
Former Chief Executive Officer of Legacy SOC Telemed

____________

(1)      The amount in this column represents a cash payment in satisfaction of previously promised stock options.

(2)      The amounts in this column represent (i) with respect to Mr. Tran, an October 2020 modification of an outstanding stock option granted in a prior year to revise the vesting period thereof; and (ii) with respect to Mr. Shah, a July 2020 modification of an outstanding stock option granted in a prior year to extend the exercise period thereof (and which was subsequently converted to shares in the Merger Transaction), in each case calculated in accordance with accounting guidance.

(3)      The amounts in this column represent annual performance-based cash bonuses earned by the named executive officers based on the achievement of certain corporate performance objectives in 2020. These amounts were paid to the named executive officers in early 2021.

(4)      The amounts in this column represent (i) with respect to Mr. Kalix, relocation reimbursement in the amount of $12,889, a car allowance in the amount of $2,752, and the value of group term life coverage paid by SOC Telemed in the amount of $305; (ii) with respect to Mr. Tran, the value of group term life coverage paid by SOC Telemed in the amount of $1,489; (iii) with respect to Dr. Hallock, a relocation stipend in the amount of $10,000 and the value of group term life coverage paid by SOC Telemed in the amount of $486; and (iv) with respect to Mr. Shah, severance paid in the amount of $307,098 and the value of group term life coverage paid by SOC Telemed in the amount of $573.

(5)      Mr. Kalix joined Legacy SOC Telemed in July 2020 as President and was appointed Chief Executive Officer of SOC Telemed in October 2020 in connection with the closing of the Merger Transaction.

(6)      Dr. Hallock joined Legacy SOC Telemed in December 2019.

(7)      Mr. Ricci served as Interim Chief Executive Officer of Legacy SOC Telemed from April 2020 until the closing of the Merger Transaction in October 2020.

(8)      Mr. Shah’s employment as Chief Executive Officer of Legacy SOC Telemed terminated in April 2020.

Executive Incentive Bonus Plan

On October 30, 2020, the Board considered and approved the Executive Incentive Bonus Plan (the “Bonus Plan”), an annual cash bonus plan that became effective at the closing of the Merger Transaction. The purpose of the Bonus Plan is to motivate and reward eligible officers and employees for their contributions toward the achievement of certain performance goals of the Company. The Bonus Plan is administered by the compensation committee of the Board, or such other committee as may be designated by the Board from time to time. Awards under the Bonus Plan may be subject to cash bonus targets and/or corporate performance metrics for a specific performance period or fiscal year pursuant to the terms of the Bonus Plan. Unless otherwise determined by the plan administrator, participants must be actively employed and in good standing with the Company on the date the award is paid. The plan administrator may terminate the Bonus Plan at any time, provided such termination shall not affect the payment of any awards accrued under the Bonus Plan prior to the date of the termination.

Agreements with Our Named Executive Officers

We have entered into employment agreements with each of our named executive officers. The employment agreements generally provide for at-will employment and set forth the executive officer’s initial base salary, bonus opportunities and eligibility for employee benefits. In addition, each of the executive officers is subject to confidentiality obligations and has agreed to assign to us any inventions developed during the term of their employment.

In connection with the closing of the Merger Transaction, the compensation committee approved the entering into of a standard form of employment agreement and severance and change in control agreement with each of our executive officers, which form agreements codified the terms of each executive’s employment, and in some instances clarified those terms and provide for certain enhanced benefits. The form agreements also provide greater consistency among executives’ employment and severance terms and compliance with Section 409A of the Internal Revenue Code of 1986, as amended. Each of our named executive officers other than Mr. Kalix entered into our standard form of employment agreement and severance and change in control agreement in January 2021, and an amended form of severance and change in control agreement in February 2021. Each of the employment agreements provides for at-will employment during an initial three-year term and maintains the executive officer’s current annual base salary and annual target cash incentive bonus as a proportion of base salary upon the achievement of certain performance goals determined by the Board or the compensation committee. The employment agreements further provide that the executive officers are eligible to participate in employee benefit plans maintained by SOC Telemed.

The individual terms of the employment agreements, including the historical employment agreements, other than the severance benefits under the standard form of severance and change in control agreement, with each of our named executive officers are summarized below. Additional terms contained in the employment agreements regarding equity grants and relocation assistance are also discussed below. A description of our standard form of severance and change in control agreement, as amended, and the severance benefits to which our named executive officers are entitled in the event of a change in control or certain terminations of their employment with us is provided below under the heading “— Potential Payments upon Termination or Change in Control.”

John W. Kalix

In June 2020, Mr. Kalix entered into an employment agreement to initially serve as President of Legacy SOC Telemed and then transition to the position of Chief Executive Officer within six months of his start date in July 2020. In connection with the closing of the Merger Transaction, Mr. Kalix was appointed as our Chief Executive Officer. In February 2021, Mr. Kalix entered into a first amendment to his employment agreement. The employment agreement, as amended, has no specific term, provides for at-will employment and sets forth Mr. Kalix’s initial annual base salary of $450,000, an annual target cash incentive bonus of 50% of his annual base salary upon the achievement of certain objective and/or subjective criteria determined by the Board or compensation committee, a guaranteed bonus of at least 50% of the target bonus with respect to the calendar 2020 cash bonus period and a cash bonus payment in the event of a change of control of SOC Telemed (other than in connection with the Merger Transaction). The employment agreement also provides that Mr. Kalix is eligible to participate in employee benefit plans maintained by SOC Telemed and includes relocation benefits entitling him to receive reimbursement for certain relocation and temporary housing expenses incurred of up to $100,000, grossed up for all applicable taxes. If Mr. Kalix’s employment is terminated by SOC Telemed without “cause,” if his employment is terminated as a result of disability or death or if he resigns for “good reason,” each term as defined in his employment agreement, subject to certain obligations, including signing and not revoking a separation agreement and release of claims, he or his estate, as the case may be, is entitled to receive termination benefits, including (a) severance pay comprising 12-months’ continuation of his annual base salary, (b) reimbursement of premiums for COBRA coverage during the applicable period of severance pay and (c) payment of the guaranteed bonus (if then unpaid); and if such separation occurs within one month prior to and in connection with a “change in control” of SOC Telemed, as such term is defined in his employment agreement, or within twelve months following a change in control of SOC Telemed, the severance period described above will be 18 months instead of 12 months and Mr. Kalix will receive one-and-one-half times his target cash incentive bonus with respect to the year in which his separation occurs.

In addition, pursuant to the employment agreement, as amended, upon the closing of the Merger Transaction, Mr. Kalix became entitled to receive a grant of restricted stock or restricted stock units equal to three percent of the fully diluted ownership of SOC Telemed (the “Base Full Value Award”), which grant of time- and performance-based restricted stock units was made in February 2021 pursuant to the 2020 Plan, subject to Mr. Kalix’s continued service on each applicable vesting date and the achievement of the applicable performance criteria. Mr. Kalix is further eligible to receive a grant of restricted stock or restricted stock units in an amount equal to fifteen percent of the Sponsor Earnout Shares, if any, that vest in accordance with the terms of the Merger Agreement and pursuant to the Sponsor Agreement (the “Sponsor Award”). If Mr. Kalix’s employment terminates due to his death or disability, he (or his estate) will remain vested in the portion of shares underlying the Base Full Value Award that was vested as of the date of termination, and if his employment is terminated by SOC Telemed without “cause” (and not due to his death or disability) or if he resigns for “good reason,” subject to certain obligations, including signing and not revoking a separation agreement and release of claims, Mr. Kalix will be entitled to receive accelerated vesting of the time-based vesting portion of the Base Full Value Award that would have vested over the one-year period following his separation and the performance-based vesting portion of such award that has been earned but not vested as of such date, had he remained in employment through such date; and if such separation occurs within one month prior to and in connection with a change in control of SOC Telemed, or within twelve months following a change in control of SOC Telemed, accelerated vesting of the remainder of the Base Full Value Award, the performance-based vesting component of which would convert to time-based vesting in such change in control. Furthermore, if any portion of the Sponsor Earnout Shares are earned within six months following the date of termination and such termination is not due to his death or disability, Mr. Kalix will vest in, and receive the portion of the Sponsor Award that he would have received had his employment continued.

Hai Tran

In January 2015, Mr. Tran entered into an employment agreement to serve as Chief Financial Officer of Legacy SOC Telemed commencing in March 2015. The employment agreement has no specific term, provides for at-will employment and sets forth Mr. Tran’s initial annual base salary of $350,000 and an annual target cash incentive bonus of 50% of his annual base salary upon the achievement of certain operational performance objectives determined by the Board or compensation committee. Mr. Tran also received incentive stock options pursuant to the 2014 Plan. The employment agreement also provides that Mr. Tran is eligible to participate in employee benefit plans maintained by SOC Telemed. If Mr. Tran’s employment is terminated by SOC Telemed without “cause” (and other than due to death or disability) or if Mr. Tran resigns for “good reason,” each term as defined in his employment agreement, subject to certain obligations, including delivery of a general release of claims in favor of SOC Telemed, Mr. Tran is entitled to receive, as severance benefits, 12-months’ continuation of his annual base salary and a pro-rated, cash lump-sum payment in an amount equal to the bonus he would have earned in respect of the fiscal year in which termination occurs.

In October 2020, Mr. Tran entered into a side letter agreement regarding his outstanding stock option grants of Legacy SOC Telemed common stock granted in June 2018, and each of which would have vested only upon a “change in control” (as defined in the 2014 Plan) of Legacy SOC Telemed. The side letter provides that these options will instead vest on November 15, 2021, subject to Mr. Tran’s continued service through such date and subject to accelerated vesting upon a prior termination by SOC Telemed without “cause” (as defined in the side letter). Upon a change in control of SOC Telemed prior to November 15, 2021, the vesting of the options described above will accelerate, subject to Mr. Tran’s continued service through such date. All separation payments and benefits pursuant to this side letter are contingent upon Mr. Tran executing and not revoking a release of claims in favor of SOC Telemed.

In connection with Mr. Tran’s appointment as President and Chief Operating Officer, Mr. Tran entered into a letter agreement in December 2020 providing for an issuance of a mix of time- and performance-based restricted stock units pursuant to the 2020 Plan with a target value equal to $3,750,000, subject to Mr. Tran’s continued service on each applicable vesting date and the achievement of the applicable performance criteria. The award of restricted stock units was granted in February 2021.

As described above, in January 2021, Mr. Tran entered into a new employment agreement and severance and change in control agreement, and an amended severance and change in control agreement in February 2021, in each case substantially in the Company’s standard form, which employment agreement codified Mr. Tran’s initial annual base salary of $350,000, increased the annual target cash incentive bonus to 75% of his annual base salary upon the achievement of certain operational performance objectives determined by the Board or compensation committee and provided for the foregoing award of restricted stock units.

R. Jason Hallock

In October 2019, Dr. Hallock entered into an employment agreement to serve as Chief Medical Officer of Legacy SOC Telemed commencing in December 2019. The agreement has no specific term, provides for at-will employment and sets forth Dr. Hallock’s initial annual base salary of $320,000 and an annual target cash incentive bonus of 40% of his annual base salary upon the achievement of certain operational performance objectives determined by the Board. Dr. Hallock is also entitled to receive incentive stock options pursuant to the 2014 Plan. The agreement also provides that Dr. Hallock is eligible to participate in employee benefit plans maintained by SOC Telemed. If Dr. Hallock’s employment is terminated by SOC Telemed without “cause” (and other than due to death or disability) or if Dr. Hallock resigns for “good reason,” subject to certain obligations, including delivery of a general release of claims in favor of SOC Telemed, Dr. Hallock is entitled to receive, as severance benefits, 6-months’ continuation of his annual base salary and six months of COBRA coverage.

In connection with the closing of the Merger Transaction, Dr. Hallock entered into an agreement in October 2020 by which he waived his rights to the incentive stock options described above in exchange for (a) a cash payment equal to the aggregate spread that would have existed under such options, had they been granted as contemplated and to the extent they would have been vested as of the closing date of the Merger Transaction, and (b) an issuance of a mix of time- and performance-based restricted stock units pursuant to the 2020 Plan with a target value equal to $1,500,000, subject to Dr. Hallock’s continued service on each applicable vesting date. The award of restricted stock units was granted in February 2021.

As described above, in January 2021, Dr. Hallock entered into a new employment agreement and severance and change in control agreement, and an amended severance and change in control agreement in February 2021, in each case substantially in the Company’s standard form, which employment agreement codified Dr. Hallock’s initial annual base salary of $320,000, the annual target cash incentive bonus of 40% of his annual base salary upon the achievement of certain operational performance objectives determined by the Board or compensation committee, a guaranteed bonus of at least 80% of the target bonus with respect to the calendar 2020 cash bonus period and provided for the foregoing award of restricted stock units.

Potential Payments upon Termination or Change in Control

The severance and change in control agreements of our named executive officers other than Mr. Kalix, whose severance benefits are described above under “— Agreements with Our Named Executive Officers,” provide for the following benefits in the event of qualifying termination with or without a “change in control” of the Company (as defined in the standard form of severance and change in control agreement), and in connection with an executive officer’s death or disability:

•        Qualifying termination without a change in control.    The executive officer will be entitled to receive (i) six-months’ (or, if such separation occurs by October 30, 2021, which is the one-year anniversary of the closing of the Merger Transaction, twelve months’) continuation of the executive officer’s annual base salary, (ii) a lump sum severance payment equal to the cash incentive compensation bonus the executive officer would have received in respect of the fiscal year in which the executive officer’s termination occurs, determined based on actual performance levels and prorated, and (iii) up to six months of COBRA coverage at the Company’s sole expense.

•        Qualifying termination during the one-month period prior to (and in connection with) or the one-year period following a change in control.    The executive officer will be entitled to receive (i) a lump sum severance payment equal to one times the executive officer’s annual base salary, (ii) a lump sum severance payment equal to the cash incentive compensation bonus the executive officer would have received in respect of the fiscal year in which such termination occurs, determined based on target performance levels and not prorated, (iii) up to one year of COBRA coverage at the Company’s sole expense, and (iv) accelerated vesting of all unvested time-based vesting awards. The treatment of any unvested performance-based equity award held by the executive officer will be subject to and governed by the provisions set forth in the award agreement evidencing such equity award.

•        Termination in connection with death or disability.    The executive officer or the executive officer’s estate will receive (i) a lump sum severance payment equal to the cash incentive compensation bonus the executive officer would have been entitled to receive in respect of the fiscal year in which the executive officer’s termination occurs, determined based on target performance levels and prorated, and (ii) an extended exercise period of up to one year with respect to any vested stock options held as of such separation date.

The severance payments and benefits described above are each contingent upon the executive officer’s delivery of a general release of claims in favor of the Company, compliance with non-solicitation and non-competition restrictions each lasting for one year following a separation for any reason, and compliance with indefinite confidentiality and non-disparagement obligations following a separation for any reason.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table provides information regarding outstanding equity compensation plan awards held by the named executive officer as of December 31, 2020.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Hai Tran	—	395,578	(2)	$2.48	6/7/2028
	—	169,533	(2)	$3.71	6/7/2028

____________

(1)      All of the option awards were granted under Legacy SOC Telemed’s 2014 Plan, the terms of which are described in Note 18 to the consolidated financial statements included elsewhere in this prospectus. In connection with the closing of the Merger Transaction, the 2014 Plan and such option awards were assumed by SOC Telemed and converted into options to purchase shares of our Class A common stock. The number of shares and exercise prices set forth herein gives effect to this conversion.

(2)      The unvested option awards will vest in full on November 15, 2021, subject to Mr. Tran’s continued service through such date or earlier qualifying termination by SOC Telemed without “cause.”

Equity Incentive Plans

SOC Telemed, Inc. 2020 Equity Incentive Plan

In October 2020, the Board adopted and our stockholders approved the 2020 Plan, which became effective on the closing date of the Merger Transaction.

Purpose

The 2020 Plan is intended to (i) attract and retain the best available personnel to ensure our success and accomplish our goals; (ii) incentivize employees, directors and independent contractors with long-term equity-based compensation to align their interests with our stockholders, and (iii) promote the success of our business. The 2020 Plan is a successor to the Specialists On Call, Inc. 2014 Equity Incentive Plan (the “2014 Plan”), which we assumed in the Merger Transaction. No additional stock awards will be granted under the 2014 Plan as in effect immediately prior to the closing of the Merger Transaction, although all outstanding stock awards granted under the 2014 Plan as in effect immediately prior to the closing of the Merger Transaction will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the applicable plan.

Types of Stock Awards

The 2020 Plan permits the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights (“SARs”), performance units and performance shares (all such types of awards, collectively, “stock awards”).

Share Reserve

Number of Shares

Subject to adjustments as set forth in the 2020 Plan, the maximum aggregate number of shares that may be issued under the 2020 Plan initially equaled 9,707,040 shares of Class A common stock, plus the number of shares becoming available for reuse under the 2014 Plan (on an as-converted basis to Class A common stock under the 2020 Plan) following the closing date of the Merger Transaction. The shares may be authorized, but unissued, or reacquired shares of Class A common stock. Furthermore, subject to adjustments as set forth in the 2020 Plan, in no event shall the maximum aggregate number of shares that may be issued under the 2020 Plan pursuant to incentive stock options exceed the number set forth above plus, to the extent allowable under Section 422 of the Code and the regulations promulgated thereunder, any shares that again become available for issuance pursuant to the 2020 Plan.

The number of shares available for issuance under the 2020 Plan will be increased on the first day of each fiscal year beginning with the 2021 fiscal year, in an amount equal to the lesser of (i) 5% of the outstanding shares on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by the Board.

Lapsed Awards

To the extent a stock award expires or is forfeited or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an exchange program (as set forth in the 2020 Plan), the unissued shares that were subject thereto shall continue to be available under the 2020 Plan for issuance pursuant to future stock awards. In addition, any shares which we retain in order to satisfy the exercise or purchase price for any stock award or any withholding taxes due with respect to any stock award shall be treated as not issued and shall continue to be available under the 2020 Plan for issuance pursuant to future stock awards. Shares issued under the 2020 Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for the shares (including without limitation upon forfeiture to or repurchase by us in connection with a participant ceasing to be a service provider) shall again be available for future grant under the 2020 Plan. To the extent a stock award under the 2020 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2020 Plan.

Eligibility

Employees, directors and independent contractors of us or our affiliates are all eligible to participate in the 2020 Plan. Incentive stock options may only be granted to employees.

Administration

The 2020 Plan will be administered by the Board or a committee thereof, which committee will be constituted to satisfy applicable laws (the “Administrator”). To the extent desirable to qualify transactions under the 2020 Plan as exempt under Rule 16b-3 of the Exchange Act, the transactions contemplated under the 2020 Plan will be structured to satisfy the requirements for exemption under Rule 16b-3.

Subject to the terms of the 2020 Plan, the Administrator has the authority, in its discretion, to (i) determine the fair market value of a share of Class A common stock in accordance with the 2020 Plan; (ii) select the service providers to whom stock awards may be granted under the 2020 Plan; (iii) determine the number of shares to be covered by each stock award granted under the 2020 Plan; (iv) approve forms of stock award agreements for use under the 2020 Plan; (v) determine the terms and conditions, not inconsistent with the terms of the 2020 Plan, of any stock award granted thereunder; (vi) institute and determine the terms and conditions of an exchange program under the terms of the 2020 Plan (subject to stockholder approval); (vii) construe and interpret the terms of the 2020 Plan and stock awards granted pursuant to the 2020 Plan; (viii) prescribe, amend and rescind rules and regulations relating to the 2020 Plan; (ix) modify or amend each stock award (subject to the terms of the 2020 Plan); (x) allow participants to satisfy tax withholding obligations in such manner as prescribed in the 2020 Plan; (xi) authorize any person to execute on our behalf any instrument required to effect the grant of a stock award previously granted by the Administrator; (xii) subject to the requirements of applicable law, allow a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to such participant under a stock award; and (xiii) make all other determinations deemed necessary or advisable for administering the 2020 Plan.

To the extent permitted by applicable law, the Administrator, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the 2020 Plan to one or more of our directors or officers.

Stock Options

Each stock option will be designated in the stock award agreement as either an incentive stock option (which is entitled to favorable tax treatment) or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value determined on the date of grant of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year exceeds $100,000, such stock options will be treated as nonstatutory stock options. Incentive stock options may only be granted to our or our subsidiaries’ employees.

The term of each stock option will be stated in the stock award agreement. In the case of an incentive stock option, the term will be 10 years from the date of grant or such shorter term as may be provided in the stock award agreement. Moreover, in the case of an incentive stock option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of our stock or the stock of any subsidiary, the term of the incentive stock option will be 5 years from the date of grant or such shorter term as may be provided in the stock award agreement.

The per share exercise price for the shares to be issued pursuant to exercise of a stock option will be determined by the Administrator, subject to the following: in the case of an incentive stock option (i) granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any subsidiary, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant; and (ii) granted to any other employee, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, stock options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to a corporate reorganization, liquidation, etc., described in Internal Revenue Code Section 424(a).

At the time a stock option is granted, the Administrator will fix the period within which the stock option may be exercised and will determine any conditions that must be satisfied before the stock option may be exercised. The Administrator will also determine the acceptable form of consideration for exercising a stock option, including the method of payment.

If a participant ceases to be a service provider other than for “Cause,” as defined in the 2020 Plan, the participant may exercise his or her stock option within such period of time as is specified in the stock award agreement to the extent that the stock option is vested on the date of termination (but in no event later than the expiration of the term of such stock option). In the absence of a specified time in the stock award agreement, to the extent vested as of a participant’s termination, the stock option will remain exercisable for 12 months following a termination for death or disability, and three months following a termination for any other reason other than Cause. Any outstanding stock option (including any vested portion thereof) held by a participant shall immediately terminate in its entirety upon the participant being first notified of his or her termination for Cause.

Stock Appreciation Rights (SARs)

The Administrator will determine the terms and conditions of each SAR, except that the exercise price for each SAR cannot be less than 100% of the fair market value of the underlying shares of Class A common stock on the date of grant. Upon exercise of a SAR, a participant will receive payment from us in an amount determined by multiplying the difference between the fair market value of a share on the date of exercise over the exercise price by the number of shares with respect to which the SAR is exercised. SARs may be paid in cash or shares of Class A common stock, as determined by the Administrator. SARs are exercisable at the times and on the terms established by the Administrator.

Restricted Stock and RSUs

Restricted stock awards are grants of shares of Class A common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions, as set forth in the award agreement. Shares of restricted stock will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the Administrator. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of Class A common stock.

In determining whether restricted stock or RSUs should be granted, and/or the vesting schedule for such a stock award, the Administrator may impose whatever conditions on vesting as it determines to be appropriate. For example, the Administrator may determine to grant restricted stock or RSUs only if performance goals established by the Administrator are satisfied. Any performance goals may be applied on a Company-wide or an individual business unit basis, as determined by the Administrator. Please refer to the discussion below under “— Performance Goals” for more information.

During the period of restriction, participants holding restricted stock may exercise full voting rights with respect to such shares unless the Administrator determines otherwise. Any dividends or distributions paid with respect to such shares will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the restricted stock with respect to which they were paid.

During the vesting period, participants holding RSUs will hold no voting rights by virtue of such RSUs. The Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of RSUs that may be settled in cash, in shares of equivalent value, or in some combination thereof.

Performance Units and Performance Shares

Performance units and performance shares are stock awards that will result in a payment to a participant only if the performance goals that the Administrator establishes are satisfied. The Administrator will determine the applicable performance goals. Please refer to the discussion below under “— Performance Goals” for more information. After the applicable performance period has ended, the participant will be entitled to receive a payout of the number of performance units or shares earned during the performance period, depending upon the extent to which the applicable performance objectives have been achieved.

Performance Goals

The Administrator in its discretion may make performance goals applicable to a participant with respect to a stock award. In the Administrator’s discretion, one or more of the following performance goals may apply: (1) sales or non-sales revenue; (2) return on revenues; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets, return on investment, return on capital, or return on stockholder equity; (17) cash flow, free cash flow, cash flow return on investment, net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share; (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects; and (27) enterprise resource planning. Stock awards issued to participants may take into account other criteria (including subjective criteria).

Outside Director Limitations

No non-employee director (“Outside Director”) may receive awards under the 2020 Plan with a total grant date fair value that, when combined with cash compensation received for service as an Outside Director, exceeds $500,000 in a calendar year, increased to $1,000,000 in the calendar year of his or her initial services as an Outside Director (and the first twelve months after the closing of the Merger Transaction). Stock awards granted to an individual while he or she was serving in the capacity as an employee or while he or she was an independent contractor but not an Outside Director will not count for purposes of these limitations.

Leaves of Absence/Transfer Between Locations

The Administrator has the discretion to determine at any time whether and to what extent the vesting of stock awards shall be suspended during any leave of absence. A participant will not cease to be an employee in the case of (i) any leave of absence approved by the participant’s employer or (ii) transfers between our locations or between us and any subsidiary. If an employee holds an incentive stock option and such leave exceeds three months then, for purposes of incentive stock option status only, such employee’s service as an employee shall be deemed terminated on the first day following such three month period and the incentive stock option shall thereafter automatically treated for tax purposes as a nonstatutory stock option in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy.

Nontransferability of Stock Awards

Unless determined otherwise by the Administrator, a stock award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. If the Administrator makes a stock award transferable, such stock award will contain such additional terms and conditions as the Administrator deems appropriate.

Recoupment Policy

All stock awards granted under the 2020 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in a stock award agreement as the Board determines necessary or appropriate. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with us.

Corporate Transaction

Except as set forth in a stock award agreement, in the event of (i) a transfer of all or substantially all of our assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, or (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner directly or indirectly, of more than 50% of our then outstanding capital stock, each outstanding stock award (vested or unvested) will be treated as the Administrator determines, which may include (a) our continuation of such outstanding stock awards (if we are the surviving corporation); (b) the assumption of such outstanding stock awards by the surviving corporation or its parent; (c) the substitution by the surviving corporation or its parent of new stock options or other equity awards for such stock awards; (d) the cancellation of such stock awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such stock awards as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the shares subject to the stock awards (which payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction, subject to applicable law); or (e) the opportunity for participants to exercise the stock options prior to the occurrence of the corporate transaction and the termination (for no consideration) upon the consummation of such corporate transaction of any stock options not exercised prior thereto.

Change in Control

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a “Change in Control” (as defined in the 2020 Plan) as may be provided in the award agreement for such stock award or as may be provided in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will occur.

Amendment, Termination and Duration of the 2020 Plan

The 2020 Plan will continue in effect until terminated by the Administrator under the terms of the 2020 Plan. The Administrator may at any time amend, alter, suspend or terminate the 2020 Plan pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as otherwise required by applicable law.

Legacy SOC Telemed 2014 Plan and Stock Options Assumed in Connection with the Merger Transaction

Legacy SOC Telemed’s board of directors adopted, and Legacy SOC Telemed’s stockholders approved, the 2014 Plan in January 2014, and the 2014 Plan was amended from time to time thereafter. No new awards will be granted under the 2014 Plan.

The 2014 Plan provided for the grant of incentive stock options to Legacy SOC Telemed employees (and employees of any parent or subsidiary of Legacy SOC Telemed), and for the grant of non-statutory stock options and stock purchase rights to Legacy SOC Telemed employees, directors and consultants (and employees and consultants of any parent, subsidiary or affiliate of Legacy SOC Telemed). In connection with the closing of the Merger Transaction, we assumed the 2014 Plan. The terms of the 2014 Plan as described herein will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

In connection with the closing of the Merger Transaction, each unvested stock option granted under the 2014 Plan that was outstanding immediately prior to the effective time of the Merger was converted into an option to purchase a number of shares of Class A common stock (each, an “Exchanged Option”) equal to the number of shares of Legacy SOC Telemed common stock the applicable Legacy SOC Telemed option entitled the holder thereof to acquire immediately prior to the effective time of the Merger, as equitably adjusted in accordance with the terms of the Merger Agreement and rounded down to the nearest whole number, with an exercise price per share equal to the exercise price per share of the applicable Legacy SOC Telemed option immediately prior to the effective time of the Merger, as equitably adjusted in accordance with the terms of the Merger Agreement and rounded up to the nearest whole cent. Each Exchanged Option continues to be governed by the same terms and conditions (including vesting and exercisability terms and the applicable terms of the 2014 Plan) as were applicable to the corresponding Legacy SOC Telemed option immediately prior to the effective time of the Merger, provided that in October 2020, the board of directors of Legacy SOC Telemed modified the vesting with respect to employees’ and consultants’ (except for members of the board) unvested stock options that would have vested only upon the occurrence of a change in control of Legacy SOC Telemed (which the Merger Transaction did not constitute) to provide that such options would instead vest on the earlier of (a) a change in control of the Company (which the Merger Transaction did not constitute) or (b) November 15, 2021 (as to fifty percent thereof) and November 15, 2022 (as to the remaining fifty percent thereof).

The Board or a committee thereof administers the 2014 Plan, including without limitation the Exchanged Options.

In the event of certain corporate events or changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2014 Plan, the Board will make adjustments to one or more of the number, kind and class of securities that may be delivered under the 2014 Plan and/or the number, kind, class and price of securities covered by each outstanding Exchanged Option.

In the event of the Company’s dissolution or liquidation, each outstanding Exchanged Option will terminate immediately prior to the consummation of such action, unless otherwise determined by the Board.

The 2014 Plan provides that in the event of certain significant corporate transactions, including: (i) a transfer of all or substantially all of the Company’s assets, (ii) a merger, consolidation or similar transaction of the Company with or into another corporation, entity or person, or (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of the combined voting power of the Company’s then outstanding capital stock, each outstanding Exchanged Option will be treated as determined by the Board.

SOC Telemed, Inc. 2020 Employee Stock Purchase Plan

In October 2020, the Board adopted and our stockholders approved the SOC Telemed, Inc. 2020 Employee Stock Purchase Plan (the “ESPP”). The ESPP became effective on the closing date of the Merger Transaction.

Purpose

The ESPP provides a means by which eligible employees and/or eligible service providers of either the Company or an affiliate may be given an opportunity to purchase shares of Class A common stock. The ESPP permits us to grant a series of purchase rights to eligible employees and/or eligible service providers. By means of the ESPP, we seek to retain and assist our affiliates in retaining the services of such eligible employees and eligible service providers, to secure and retain the services of new eligible employees and eligible service providers and to provide incentives for such persons to exert maximum efforts for our success and that of our affiliates.

The ESPP includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as an employee stock purchase plan pursuant to Section 423 of the Internal Revenue Code (the “Code”). The provisions of the 423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation to extend and limit ESPP participation in a uniform and non-discriminating basis. In addition, the ESPP authorizes grants of purchase rights under the Non-423 Component that do not meet the requirements of an employee stock purchase plan under Section 423 of the Code. Except as otherwise provided in the ESPP or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. Eligible employees will be able to participate in the 423 Component or Non-423 Component of the ESPP. Eligible service providers (who may or may not be eligible employees) will only be able to participate in the Non-423 Component of the ESPP.

Administration

The Board administers the ESPP and has the final power to construe and interpret both the ESPP and the rights granted under it. Further, the Board has the power, subject to the provisions of the ESPP, to determine when and how rights to purchase Class A common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether any employee or other service provider will be eligible to participate in the ESPP.

The Board has the power to delegate administration of the ESPP to a committee composed of one or more members of the Board. As used herein with respect to the ESPP, the term “Board” refers to any committee the Board appoints, and to the Board. Whether or not the Board has delegated administration of the ESPP to a committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the ESPP.

Stock Subject to the ESPP

Subject to adjustments as provided in the ESPP, the maximum number of shares of Class A common stock that may be issued under the ESPP will not exceed 1,764,916, plus the number of shares of Class A common stock that are automatically added on the first day of each fiscal year beginning with the 2021 fiscal year and ending on (and including) the first day of the 2031 fiscal year in an amount equal to 1% of the total number of shares of Class A common stock outstanding on the last day of the calendar month prior to the date of such automatic increase, unless the Board determines prior to the first day of any fiscal year that there will be no increase in the share reserve for such fiscal year or that the increase in the share reserve for such fiscal year will be a lesser number of shares of Class A common stock. If any purchase right granted under the ESPP terminates without having been exercised in full, the shares of Class A common stock not purchased under such purchase right will again become available for issuance under the ESPP.

Offerings

The ESPP is implemented by offerings of rights to all eligible employees and eligible service providers from time to time. Offerings may comprise one or more purchase periods. The maximum length for an offering under the ESPP is 27 months. The provisions of separate offerings need not be identical. When a participant elects to join an offering, he or she is granted a purchase right to acquire shares of Class A common stock on each purchase date within the offering, each corresponding to the end of a purchase period within such offering. On each purchase date, all payroll deductions collected from the participant during such purchase period are automatically applied to the purchase of Class A common stock, subject to certain limitations.

Eligibility

Purchase rights may be granted only to our employees, employees of qualifying related corporations or, solely with respect to the Non-423 Component, employees of an affiliate (other than a qualifying related corporation) or eligible service providers. The Board may provide that employees will not be eligible to be granted purchase rights under the ESPP if, on the offering date, the employee (i) has not completed at least two years of service since the employee’s last hire date (or such lesser period as the Board may determine), (ii) customarily works not more than 20 hours per week (or such lesser period as the Board may determine), (iii) customarily works not more than five months per calendar year (or such lesser period as the Board may determine), (iv) is an officer within the meaning of Section 16 of the Exchange Act, (v) is a highly compensated employee within the meaning of the Code, or (vi) has not satisfied such other criteria as the Board may determine is consistent with Section 423 of the Code. Unless otherwise determined by the Board for any offering, an employee will not be eligible to be granted purchase rights unless, on the offering date, the employee customarily works more than 20 hours per week and more than five months per calendar year.

No employee will be eligible for the grant of any purchase rights if, immediately thereafter, such employee owns stock possessing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any related corporation. An eligible employee may be granted purchase rights only if such purchase rights, together with any other rights granted under all our and any related corporations’ employee stock purchase plans, do not permit such eligible employee’s rights to purchase stock in excess of $25,000 worth of stock in any calendar year.

Participation in the ESPP

On each offering date, each eligible employee or eligible service provider, pursuant to an offering made under the ESPP, will be granted a purchase right to purchase up to that number of shares of Class A common stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board; provided however, that in the case of eligible employees, such percentage or maximum dollar amount will in either case not exceed 15% of such employee’s eligible earnings during the period that begins on the offering date (or such later date as the Board determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering, unless otherwise provided for in an offering.

Purchase Price

The purchase price of shares of Class A common stock acquired pursuant to purchase rights will be not less than the lesser of (i) 85% of the fair market value of the shares of Class A common stock on the offering date; or (ii) 85% of the fair market value of the shares of Class A common stock on the applicable purchase date (i.e., the last day of the applicable purchase period).

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the ESPP and deposited with our general funds. No interest will accrue on such payroll deductions. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or regulations or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check, or wire transfer prior to a purchase date, in a manner we direct.

Purchase of Stock

The Board will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares of Class A common stock will be purchased in accordance with such offering. In connection with each offering, the Board may specify a maximum number of shares of Class A common stock that may be purchased by any participant or all participants. If the aggregate purchase of shares of Class A common stock issuable on exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each participant’s accumulated contributions) allocation of the shares of Class A common stock available will be made in as nearly a uniform manner as will be practicable and equitable.

Withdrawal

During an offering, a participant may cease making contributions and withdraw from the offering by delivering a withdrawal form. We may impose a deadline before a purchase date for withdrawing. On such withdrawal, such participant’s purchase right in that offering will immediately terminate and we will distribute as soon as practicable to such participant all of his or her accumulated but unused contributions without interest and such participant’s purchase right in that offering will then terminate. A participant’s withdrawal from that offering will have no effect on his or her eligibility to participate in any other offerings under the ESPP, but such participant will be required to deliver a new enrollment form to participate in subsequent offerings.

Termination of Employment

Purchase rights granted pursuant to any offering under the ESPP will terminate immediately if the participant either (i) is no longer an eligible employee or eligible service provider for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. We shall have the exclusive discretion to determine when a participant is no longer actively providing services and the date of the termination of employment or service for purposes of the ESPP. As soon as practicable, we will distribute to such individual all of his or her accumulated but unused contributions without interest.

Restrictions on Transfer

During a participant’s lifetime, purchase rights will be exercisable only by such participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if we so permit, by a beneficiary designation.

Exercise of Purchase Rights

On each purchase date, each participant’s accumulated contributions will be applied to the purchase of shares of Class A common stock, up to the maximum number of shares of Class A common stock permitted by the ESPP and the applicable offering, at the purchase price specified in the ESPP. Unless otherwise specified in the offering, no fractional shares will be issued and, if any amount of accumulated contributions remains in a participant’s account after the purchase of shares of Class A common stock on the final purchase date in an offering, such remaining amount will roll over to the next offering.

No purchase rights may be exercised to any extent unless and until the shares of Class A common stock to be issued on such exercise under the ESPP are covered by an effective registration statement pursuant to the Securities Act, and the ESPP is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control, and other laws applicable to the ESPP. If, on the purchase date, as delayed to the maximum extent permissible, the shares of Class A common stock are not registered and the ESPP is not in material compliance with all applicable laws or regulations, no purchase rights will be exercised and all accumulated but unused contributions will be distributed as soon as practicable to the participants without interest.

Capitalization Adjustments

In the event of a capitalization adjustment, the Board will appropriately and proportionately adjust: (i) the classes and maximum number of securities subject to the ESPP, (ii) the classes and maximum number of securities by which the share reserve is to increase automatically each year pursuant to the ESPP, (iii) the classes and number of securities subject to, and the purchase price applicable to outstanding offerings and purchase rights, and (iv) the classes and number of securities that are the subject of the purchase limits under each ongoing offering.

Dissolution or Liquidation

In the event of the Company’s dissolution or liquidation, the Board will shorten any offering then in progress by setting a new purchase date prior to the consummation of such proposed dissolution or liquidation. The Board will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date, unless prior to such date the participant has withdrawn from the offering.

Effect of Certain Corporate Transactions

In the event of:

•        a transfer of all or substantially all of the Company’s assets;

•        a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person; or

•        the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of our then outstanding capital stock;

any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights for outstanding purchase rights, or, if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of Class A common stock prior to the corporate transaction under the outstanding purchase rights, and the purchase rights will terminate immediately after such purchase. The Board will notify each participant in writing prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date unless prior to such date the participant has withdrawn from the offering.

Amendment, Termination or Suspension of the ESPP

The Board may amend the ESPP at any time in any respect the Board deems necessary or advisable. However, except with respect to capitalization adjustments described above, stockholder approval will be required for any amendment of the ESPP for which stockholder approval is required by applicable laws, regulations or listing requirements, including any amendment that either (i) increases the number of shares of Class A common stock available for issuance under the ESPP, (ii) expands the class of individuals eligible to become participants and receive purchase rights, (iii) materially increases the benefits accruing to participants under the ESPP or reduces the price at which shares of Class A common stock may be purchased under the ESPP, (iv) extends the term of the ESPP, or (v) expands the types of awards available for issuance under the ESPP, but in each case only to the extent stockholder approval is required by applicable laws, regulations, or listing requirements.

The Board may suspend or terminate the ESPP at any time. No purchase rights may be granted under the ESPP while the ESPP is suspended or after it is terminated.

Any benefits, privileges, entitlements, and obligations under any outstanding purchase rights granted before an amendment, suspension, or termination of the ESPP will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment.

Certain Relationships and Related Person Transactions

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, the following describes transactions since January 1, 2018, and each currently proposed transaction in which:

•        we have been or are to be a participant;

•        the amounts involved exceeded or will exceed $120,000; and

•        any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Subordinated Note

On March 26, 2021, we issued the Subordinated Note in favor of SOC Holdings LLC, an affiliate of Warburg Pincus and our largest shareholder, for proceeds of $11.5 million. The proceeds of the Subordinated Note were used to finance a portion of the purchase price consideration paid in connection with the Acquisition on March 26, 2021. The unpaid balance of the Subordinated Note will accrue interest at an escalating rate per annum initially equal to 7.47% plus the Applicable Rate, increasing to 10.87% plus the Applicable Rate on September 30, 2021, and then an additional 2.00% each year thereafter, and will be added to the principal amount of the Subordinated Note on a monthly basis. As of March 31, 2021, the principal amount outstanding (including accrued interest) under the Subordinated Note was approximately $13.5 million. The maturity date of the Subordinated Note is the earliest to occur of September 28, 2026, and the occurrence of a change of control. The Subordinated Note is fully subordinated to our Term Loan Facility and may only be repaid in accordance with the terms of the Term Loan Agreement. The Subordinated Note further provides that we are obligated to repay a portion of the principal amount outstanding under the Term Loan Facility and the balance of the Subordinated Note from the proceeds of any offering by us of our equity securities. We intend to use the net proceeds we receive from this offering to repay the outstanding principal balance of the Term A2 Loan and the Subordinated Note. See “Use of Proceeds.”

Amended and Restated Registration Rights Agreement

In connection with the closing of the Merger Transaction, we entered into an Amended and Restated Registration Rights Agreement, dated as of October 30, 2020 (the “Amended and Restated Registration Rights Agreement”), with the Sponsor and SOC Holdings LLC. Under the Amended and Restated Registration Rights Agreement, we have agreed to register the resale, pursuant to Rule 415 under the Securities Act, certain shares of our Class A common stock and other equity securities that are held by the parties thereto from time to time and their permitted transferees.

In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Sponsor and SOC Holdings LLC and their respective permitted transferees may demand at any time or from time to time that the we file a registration statement on Form S-1, or any similar long-form registration statement, or, if available, on Form S-3, to register the shares of Class A common stock and other equity securities held by such securityholders. The Amended and Restated Registration Rights Agreement also provides “piggy-back” registration rights to such securityholders, subject to certain requirements and customary conditions, and contains certain restrictions on transfer with respect to the shares of Class A common stock held by the Sponsor or its permitted transferees immediately following the closing of the Merger Transaction for certain time periods ranging from between 30 days to one year after the closing, subject to certain exceptions.

Investor Rights Agreement

In connection with the closing of the Merger Transaction, we and SOC Holdings LLC entered into an Investor Rights Agreement, dated as of October 30, 2020 (the “Investor Rights Agreement”), pursuant to which, (a) for so long as SOC Holdings LLC, an entity affiliated with Warburg Pincus, holds at least fifty percent (50%) of the outstanding shares of our Class A common stock, it will have the right to designate up to five (5) directors for election to the Board, and the size of the Board will be set at nine (9) directors, (b) for so long as SOC Holdings LLC holds at least thirty-five percent (35%) but less than fifty percent (50%) of the outstanding shares of our Class A common stock, it will have the right to designate up to three (3) directors for election to the Board, and the size of the Board will be set at nine (9) directors, (c) for so long as SOC Holdings LLC holds at least fifteen percent (15%) but less than thirty-five percent (35%) of the outstanding shares of our Class A common stock, it will have the right to designate up to two (2) directors for election to the Board, and the size of the Board will be set at seven (7) directors and (d) for so long as SOC Holdings LLC holds at least five percent (5%) but less than fifteen percent (15%) of the outstanding shares of our Class A common stock, it will have the right to designate one (1) director for election to the Board, and the size of the Board will be set at seven (7) directors. Pursuant to the Investor Rights Agreement, we will take all necessary and desirable actions within our control such that, as of the effective time of the consummation of the Merger and from time to time, the size of the Board will be set at either seven (7) directors or nine (9) directors (in accordance with the terms above), unless the Board takes authorized action to increase the size of the Board and SOC Holdings LLC approves such action. Thomas J. Carella and Amr Kronfol, each a Managing Director of Warburg Pincus, are members of the Board and are deemed to be director designees of SOC Holdings LLC.

Board Nomination Rights Agreement

In connection with the Acquisition, we and Christopher Gallagher, M.D., the Chief Executive Officer of Access Physicians, entered into a Board Nomination Rights Agreement, dated as of March 26, 2021 (the “Board Nomination Rights Agreement”), pursuant to which we agreed to increase the size of the Board by one director and appointed Dr. Gallagher as a Class I Director (as defined in our amended and restated certificate of incorporation) on March 30, 2021, to fill the vacancy thereby created. The Board Nomination Rights Agreement will terminate upon the earliest to occur after the date of the agreement of either of the following events: (i) Dr. Gallagher ceases to beneficially own at least 75% of the shares of Class A common stock that he received in his capacity as a seller at the closing of the Acquisition or (ii) Dr. Gallagher’s employment with us is terminated for any reason. The Board Nomination Rights Agreement further provides that any shares of our Class A common stock and any securities convertible into or exchangeable for shares of our Class A common stock held by Dr. Gallagher will be subject to lock-up for three months following his resignation from the Board.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor and HCMC entered into a letter agreement dated as of July 29, 2020 (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor agreed to (a) waive certain anti-dilution rights set forth in HCMC’s existing charter that may result from the transactions contemplated by the Merger Agreement, (b) surrender to HCMC, immediately prior to the consummation of the Merger Transaction and for no consideration, up to 1,875,000 shares of HCMC’s then-outstanding Class B common stock (the “Sponsor Contingent Closing Shares”), with such number of surrendered shares being equal to the product of (i) 1,875,000 and (ii) the difference between (A) 1, minus (B) a fraction (not greater than 1 nor less than 0), the numerator of which is an amount equal to (w) HCMC’s cash as of the closing of the Merger Transaction, minus (x) the aggregate amount of cash proceeds that will be required to satisfy any stockholder redemptions, minus (y) the amount of HCMC’s transaction costs that remain unpaid at the closing of the Merger Transaction, minus (z) $250,000,000, and the denominator of which is $35,000,000, (c) subject to potential forfeiture 1,875,000 shares of HCMC’s then-outstanding Class B common stock (the “Sponsor Earnout Shares”) in accordance with the terms of the Merger Agreement, such that 50% of such shares will be forfeited if the volume-weighted average closing sale price of one share of our Class A common stock does not reach $12.50 for a period of at least 20 out of 30 consecutive trading days, and 50% of such shares will be forfeited if the volume-weighted average closing sale price of one share of our Class A common stock does not reach $15.00 for a period of at least 20 out of 30 consecutive trading days, in each case, prior to the seventh (7th) anniversary of the closing (subject to early vesting in the event of certain change of control transactions) and (d) support the transactions contemplated by the Merger Agreement, including agreeing to vote in favor of the adoption of the Merger Agreement at the special meeting of stockholders held on October 30, 2020. In connection with the closing of the Merger Transaction, the Sponsor surrendered and forfeited to the Company the 1,875,000 Sponsor Contingent Closing Shares. Steven J. Shulman, the Chairman of the Board of the Company and the Chief Executive Officer and a director of HCMC prior to the closing of the Merger Transaction, and Charles J. Ditkoff, the President and a director of HCMC prior to the closing of the Merger Transaction, were the managing members of the Sponsor prior to its dissolution in 2020.

Legacy SOC Telemed Financing Transactions

Equity Financings

In multiple closings during April 2018 and August 2018, Legacy SOC Telemed sold an aggregate of 11,290 units, each unit consisting of one share of Series I preferred stock and a warrant to purchase 23 shares of common stock at an exercise price of $0.01 per share, at a purchase price of $1,000 per unit, to SOC Holdings LLC for an aggregate purchase price of $11.3 million.

In multiple closings during December 2019, January 2020, March 2020 and June 2020, Legacy SOC Telemed sold an aggregate of 13,609 units, each unit consisting of one share of Series J preferred stock and a warrant to purchase 67 shares of common stock at an exercise price of $0.01 per share, at a purchase price of $1,000 per unit, to SOC Holdings LLC for an aggregate purchase price of $13.6 million.

Convertible Promissory Note Financing

In multiple closings during September 2020 and October 2020, Legacy SOC Telemed sold approximately $6.0 million aggregate principal amount of its subordinated convertible promissory notes to SOC Holdings LLC pursuant to a subordinated convertible promissory note purchase agreement, dated as of September 3, 2020. The notes accrued payment-in-kind interest at a rate of 13% per annum, would become immediately due and payable upon the closing of the Merger Transaction or other change of control, and otherwise become due and payable upon the written demand of SOC Holdings LLC upon the earlier of any time after June 30, 2023, and the occurrence, and during the continuance of, an event of default under the notes. Legacy SOC Telemed could voluntarily prepay the notes in whole or in part without penalty upon the approval of the majority of its disinterested directors. The notes entitled SOC Holdings LLC to elect, on behalf of all holders, to convert the principal amount of all outstanding notes into securities of the same type issued and sold by Legacy SOC Telemed for cash in its next equity financing or, in the event the Merger Agreement was terminated pursuant to its terms and the next equity financing was not consummated within three months after such termination, into units of Series J preferred stock and warrants as described above under “— Equity Financings.” The notes were repaid and extinguished in connection with the closing of the Merger Transaction.

Support Letter from Warburg Pincus

On August 14, 2020, WPXI Finance, LP and Warburg Pincus XI Partners, L.P., affiliates of Warburg Pincus and SOC Holdings LLC, issued a support letter to Legacy SOC Telemed for up to $15.0 million of funding to the extent needed so that Legacy SOC Telemed could meet its financial obligations through December 31, 2021. Following the initial closing of the financing described above under “— Convertible Promissory Note Financing,” the support letter was superseded and replaced by a new support letter dated September 23, 2020, pursuant to which WPXI Finance, LP and Warburg Pincus XI Partners, L.P. recommitted up to $15.0 million of funding to the extent needed so that Legacy SOC Telemed could meet its financial obligations through December 31, 2021. As a condition to the funding of the Subordinated Note described above under “— Subordinated Note,” the September support letter was terminated in connection with the closing of the Acquisition.

HCMC Financing Transactions

In September 2019, the Sponsor agreed to loan HCMC an aggregate of up to $300,000 pursuant to a promissory note to cover expenses related to HCMC’s initial public offering. The promissory note was non-interest bearing and payable on the earlier of March 31, 2020 or the completion of the initial public offering. The outstanding balance under the promissory note of $273,436 was repaid in December 2019.

In October 2019, HCMC issued an aggregate of 5,750,000 founder shares of its then-authorized Class B common stock in a private placement to the Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.004 per share. On December 12, 2019, HCMC effected a 1.1-for-1 stock dividend for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 6,325,000 founder shares. Because the underwriters of HCMC’s initial public offering did not exercise their over-allotment opinion in full, 75,000 of such shares were forfeited in December 2019, resulting in 6,250,000 founder shares outstanding. In connection with the consummation of the Merger Transaction, 4,375,000 founder shares were converted into shares of Class A common stock on a one-for-one basis and the Sponsor surrendered and forfeited to the Company 1,875,000 Sponsor Contingent Closing Shares pursuant to the terms of the Merger Agreement and the Sponsor Agreement.

In December 2019, and simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 700,000 private placement units, each of which consists of one private placement share and one-half of one private placement warrant, in a private placement pursuant to a unit subscription agreement, dated December 12, 2019, at a price of $10.00 per unit, for an aggregate purchase price of $7,000,000. Each whole private placement warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. Upon the closing of the Merger Transaction, the private placement units separated into the component securities.

HCMC Advisory Services Agreement

HCMC agreed to pay MTS Health Partners L.P., an affiliate of the Sponsor, a fee in an amount equal to $1,750,000 for financial advisory services rendered in connection with HCMC’s identification, negotiation and consummation of its initial business combination. Charles J. Ditkoff, the President and a director of HCMC prior to the closing of the Merger Transaction, is a senior advisor to MTS Health Partners, L.P., and Dennis Conroy, the Chief Financial Officer of HCMC prior to the closing of the Merger Transaction, serves as Chief Operating and Financial Officer for MTS Health Partners, L.P. HCMC paid the fee to MTS Health Partners L.P. upon the consummation of the Merger Transaction.

Indemnification Agreements

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors, and our amended and restated by-laws provide that we will indemnify the directors and executive officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated by-laws also provide the Board with discretion to indemnify other employees and agents when determined appropriate by the Board. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements provide the directors and executive officers with contractual rights to indemnification and advancement for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Company’s directors or executive officers.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related persons transactions policy which sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of transactions with related persons. Our audit committee has the primary responsibility for reviewing and approving, ratifying or rejecting “transactions with related persons,” which are transactions between us and any related person in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has, had or will have a direct or indirect material interest. For purposes of the policy, a “related person” is any executive officer, director, nominee for director or beneficial owner of more than 5% of any class of our voting securities, in each case since the beginning of the previous fiscal year, and their immediate family members. In approving, ratifying or rejecting any such transaction, our audit committee is to consider, among other things, the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of our Class A common stock as of May 12, 2021, for:

•        each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our Class A common stock;

•        each of our named executive officers and directors; and

•        all of our current executive officers and directors, as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

The beneficial ownership percentages set forth in the table below are based on 90,538,904 shares of Class A common stock issued and outstanding as of May 12, 2021. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options or warrants held by the person that are currently exercisable, or exercisable within 60 days of May 12, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SOC Telemed, Inc., 1768 Business Center Drive, Suite 100, Reston, Virginia 20190.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number (#)	Percent (%)
Greater than 5% Stockholders:
SOC Holdings LLC(1)	33,874,965	37.4%
Executive Officers and Directors:
John W. Kalix	—	*
Hai Tran	458,066	*
R. Jason Hallock	—	*
Steven J. Shulman(2)	1,774,500	2.0%
Dr. Bobbie Byrne	—	*
Thomas J. Carella(3)	47,974	*
Gyasi C. Chisley	—	*
Dr. Christopher M. Gallagher(4)	3,717,922	4.1%
Joseph P. Greskoviak	—	*
Amr Kronfol(5)	58,707	*
Anne M. McGeorge	—	*
All executive officers and directors as a group (14 individuals)(6)	6,229,586	6.9%

____________

*        Represents beneficial ownership of less than one percent.

(1)      As reported on a Schedule 13D/A filed by Warburg Pincus & Co. (“WP”) on March 31, 2021. SOC Holdings LLC is controlled by WPXI Finance, LP (“WPXIF”) and Warburg Pincus XI Partners, L.P. (“WPXI Partners”). WPXIF is a subsidiary of Warburg Pincus Private Equity XI, L.P. (“WPXI”). WPXI Partners and WPXI are collectively referred to as the “WPXI Funds.” WPXI GP, L.P. (“WPXIF GP”) is the managing general partner of WPXIF. WPXI is the general partner of WPXIF GP. Warburg Pincus XI, L.P. (“WP XI GP”) is the general partner of each of WPXI and WPXI Partners. WP Global LLC (“WP Global”) is the general partner of WP XI GP. Warburg Pincus Partners II, L.P. (“WPP II”) is the managing member of WP Global. Warburg Pincus Partners GP LLC (“WPP GP LLC”) is the general partner of WPP II. WP is the managing member of WPP GP LLC. Warburg Pincus LLC (“WP LLC”) is the manager of the WPXI Funds. Investment and voting decisions with respect to the shares held by SOC Holdings LLC are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares. The business address of SOC Holdings LLC and the Warburg Pincus entities is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. Thomas J. Carella and Amr Kronfol, each a Managing Director of Warburg Pincus, are members of the Company’s board of directors, and neither has voting or dispositive power with respect to any of the shares held by SOC Holdings LLC and each disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.

(2)      Represents (i) 1,048,286 shares, (ii) 606,214 Sponsor Earnout Shares and (iii) 120,000 shares underlying warrants issued in a private placement concurrent with the initial public offering of HCMC that are currently exercisable.

(3)      Represents (i) 32,204 shares and (ii) 15,770 shares issuable pursuant to stock options exercisable within 60 days of May 12, 2021.

(4)      Represents (i) 3,316,679 shares held directly and (ii) 401,243 shares held of record by Gallagher 2020 Children’s Trust, for which Dr. Gallagher serves as a trustee.

(5)      Represents (i) 42,938 shares and (ii) 15,769 shares issuable pursuant to stock options exercisable within 60 days of May 12, 2021.

(6)      Interests shown include (i) 6,053,416 shares held by the Company’s executive officers and directors, (ii) 120,000 shares underlying the private placement warrants held by Mr. Shulman that are currently exercisable, and (iii) 56,170 shares issuable pursuant to stock options exercisable within 60 days of May 12, 2021.

Description of Capital Stock

The following is a summary of the rights of our Class A common and preferred stock and some of the provisions of our amended and restated certificate of incorporation (for purposes of this section, the “charter”) and amended and restated by-laws (for purposes of this section, the “by-laws”), and relevant provisions of DGCL. The descriptions herein are qualified in their entirety by our charter and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the DGCL.

Authorized and Outstanding Stock

Our charter authorizes the issuance of shares of capital stock, each with a par value of $0.0001, consisting of (a) 500,000,000 shares of Class A common stock and (b) 5,000,000 shares of preferred stock.

As of May 12, 2021, there were 90,538,904 shares of Class A common stock and no shares of preferred stock outstanding.

Class A Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of directors and all other matters requiring stockholder action and are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, the holders of Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

If we are involved in the voluntary or involuntary liquidation, dissolution, or winding-up of our affairs, the holders of Class A common stock will be entitled to receive all of our remaining assets available for distribution to stockholders, ratably in proportion to the number of shares of Class A common stock held by them, after the rights of our creditors and the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

The holders of Class A common stock will not have preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Class A common stock.

Election of Directors

The Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year.

There is no cumulative voting with respect to the election of directors, with the result that directors will be elected by a plurality of the votes cast at a meeting of stockholders by holders of Class A common stock.

Under the Investor Rights Agreement, (a) for so long as SOC Holdings LLC holds at least fifty percent (50%) of the outstanding shares of our Class A common stock, it has the right to designate up to five (5) directors for election to the Board, and the size of the Board will be set at nine (9) directors; (b) for so long as SOC Holdings LLC holds at least thirty-five percent (35%) but less than fifty percent (50%) of the outstanding shares of our Class A common stock, it will have the right to designate up to three (3) directors for election to the Board, and the size of the Board will be set at nine (9) directors; (c) for so long as SOC Holdings LLC holds at least fifteen percent (15%) but less than thirty-five percent (35%) of the outstanding shares of our Class A common stock, it will have the right to designate up to two (2) directors for election to the Board, and the size of the Board will be set at seven (7) directors; and (d) for so long as SOC Holdings LLC holds at least five percent (5%) but less than fifteen percent (15%) of the outstanding shares of our Class A common stock, it will have the right to designate one (1) director for election to the Board, and the size of the Board will be set at seven (7) directors. Pursuant to the Investor Rights Agreement, we will take all necessary and desirable actions within our control such that the size of the Board is set at either seven (7) directors or nine (9) directors (in accordance with the terms above), unless the Board takes authorized action to increase the size of the Board and SOC Holdings LLC approves such action. For more information on the Investor Rights Agreement, please see the section entitled “Certain Relationships and Related Person Transactions — Investor Rights Agreement.”

Under the Board Nomination Rights Agreement, for so long as Dr. Gallagher beneficially owns at least 75% of the shares of our Class A common stock that he acquired at the closing of the Acquisition and remains employed by us, and subject to compliance with applicable law and our guidelines with respect to the nomination of directors, Dr. Gallagher is entitled to serve as a member of our Board. For more information on the Board Nomination Rights Agreement, please see the section entitled “Certain Relationships and Related Person Transactions — Board Nomination Rights Agreement.”

Preferred Stock

The charter provides that shares of preferred stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A common stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. No shares of preferred stock are currently outstanding, and we have no present plan to issue any shares of preferred stock.

Certain Anti-Takeover Provisions of Delaware Law and Our Charter and By-laws

Provisions of the DGCL and our charter and by-laws could make it more difficult to acquire control of our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with the Board. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of our company that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our Class A common stock.

Pursuant to the charter, we are subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        A stockholder who owns fifteen percent (15%) or more of the corporation’s outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than ten percent (10%) of the corporation’s assets.

However, the above provisions of Section 203 do not apply if:

•        the corporation’s board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the business combination is approved by the corporation’s board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder.

In addition, the charter provides for certain other provisions that may have an anti-takeover effect:

•        a classified board of directors whose members serve staggered three-year terms;

•        the authorization of “blank check” preferred stock, which could be issued by the Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the Class A common stock;

•        a limitation on the ability of, and providing indemnification to, our directors and officers;

•        a requirement that special meetings of our stockholders can be called only by the Board, the Chairperson of the Board, or our Chief Executive Officer, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        a requirement of advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to the Board, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company;

•        a prohibition on cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        a requirement that our directors may be removed only for cause and by a majority vote of the stockholders;

•        a prohibition on stockholder action by written consent;

•        a requirement that vacancies on the Board may be filled only by a majority of directors then in office (subject to limited exceptions), even though less than a quorum, which prevents stockholders from being able to fill vacancies on the Board; and

•        a requirement of the approval of the Board or the holders of at least two-thirds of our outstanding shares of capital stock to amend the by-laws and certain provisions of the charter.

Choice of Forum

Our charter provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, our charter or our by-laws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine; except for, as to each of the above clauses, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims. The charter further provides that such exclusive forum provision does not apply to any suits brought to enforce any duty or liability under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive or concurrent jurisdiction. In addition, the charter adopts, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, or the rules and regulations promulgated thereunder.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our charter provides that we renounce any interest or expectancy in, or right to be offered an opportunity to participate in, certain corporate opportunities that are from time to time presented to certain affiliates of Warburg Pincus, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither Warburg Pincus nor any of its affiliates, directors, principals, officers, employees or other representatives will generally be liable to us or our stockholders for breach of any fiduciary or other duty, as a director of the Company or otherwise, by reason of the fact that such person directly or indirectly engages in such corporate opportunity or otherwise competes with us or our affiliates, unless, in the case of any such person who is a director of the Company, such corporate opportunity is expressly offered to such director in writing solely in his or her capacity as a director of the Company. To the fullest extent permitted by law, by becoming a stockholder in the Company, stockholders will be deemed to have notice of and consented to this provision of our charter.

Registration Rights

Under the Amended and Restated Registration Rights Agreement, we agreed to file a registration statement to register for resale under the Securities Act the founder shares, private placement shares and private placement warrants (including the shares of Class A common stock issuable upon exercise of the private placement warrants) held by the Sponsor and its permitted transferees and the shares received by SOC Holdings LLC in connection with the Merger Transaction, and to provide the Sponsor and SOC Holdings LLC and their permitted transferees with certain other registration rights, including, among other things, customary “demand” and “piggyback” registration rights, with respect to their shares of Class A common stock, subject to certain requirements and customary conditions. For more information on the Amended and Restated Registration Rights Agreement, please see the section entitled “Certain Relationships and Related Person Transactions — Amended and Restated Registration Rights Agreement.”

Under the Purchase Agreement, we agreed to file a registration statement to register for resale under the Securities Act the shares of Class A common stock issued to the Selling Stockholders in the Acquisition.

In addition, we agreed, pursuant to their respective subscription agreements, to file a registration statement to register for resale under the Securities Act the shares of Class A common stock purchased by the investors in the private placement that closed concurrently with the Merger Transaction.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street, 30th Floor, New York, NY 10004.

Exchange Listing

Our Class A common stock is listed on Nasdaq under the symbol “TLMD.”

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock. This summary is based upon U.S. federal income tax law as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, dealers or traders in securities, tax-exempt organizations (including private foundations), taxpayers that have elected mark-to-market accounting, S corporations, regulated investment companies, real estate investment trusts, passive foreign investment companies, controlled foreign corporations, U.S. Holders (as defined below) that will hold Class A common stock as part of a straddle, hedge, conversion, or other integrated transaction for U.S. federal income tax purposes, expatriates or former long-term residents of the United States, or U.S. Holders that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ materially from those summarized below. This summary does not discuss other U.S. federal tax consequences (e.g., estate or gift tax), any state, local, or non-U.S. tax considerations or the Medicare tax or alternative minimum tax. In addition, this summary is limited to investors that will hold our Class A common stock as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”) and that acquire our Class A common stock for cash pursuant to this prospectus. No ruling from the Internal Revenue Service, (the “IRS”) has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax aspects set forth below.

For purposes of this summary, a “U.S. Holder” is a beneficial holder of Class A common stock who or that, for U.S. federal income tax purposes, is:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state or political subdivision thereof;

•        an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial holder of Class A common stock who or that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our Class A common stock, you are urged to consult your tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS THE APPLICATION OF ANY, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.

U.S. Holders

Taxation of Distributions

If we pay distributions (other than certain distributions of our capital stock or rights to acquire our capital stock) to U.S. Holders of shares of our Class A common stock, such distributions generally will constitute dividends for

U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below.

Dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock

A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Class A common stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A common stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Class A common stock so disposed of. A U.S. Holder’s adjusted tax basis in its Class A common stock will generally equal the U.S. Holder’s acquisition cost for such Class A common stock, less any prior distributions treated as a return of capital. The deductibility of capital losses is subject to limitations. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the Class A common stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of shares of Class A common stock, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Taxation of Distributions

In general, any distributions we make to a non-U.S. Holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described under

“Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable tax treaty so requires, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock, unless:

•        the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•        the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Class A common stock and, in the case where shares of our Class A common stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Class A common stock from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Foreign Account Tax Compliance Act

Provisions of the Code and Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of our Class A common stock which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of shares of Class A common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Underwriting

Subject to the terms and conditions of the underwriting agreement between us and Credit Suisse Securities (USA) LLC, as representative of the underwriters (the “representative”), we have agreed to sell to the underwriters named below, and each of the underwriters has severally agreed to purchase, the number of shares of Class A common stock opposite such underwriter’s name.

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
William Blair & Company, L.L.C.
Guggenheim Securities, LLC
Total	8,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the offering price on the cover page of this prospectus. After the public offering, the underwriters may change the offering price and other terms.

We have granted to the underwriters the option, exercisable for a period of 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares of Class A common stock at the public offering price, less underwriting discounts and commissions.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or, except pursuant to the Amended and Restated Registration Rights Agreement and the Purchase Agreement, file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, subject to certain exceptions.

Our officers and directors and SOC Holdings LLC have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, subject to certain exceptions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$

We estimate that our out-of-pocket expenses for this offering, excluding underwriting discounts and commissions, will be approximately $650,000. We have also agreed to reimburse the underwriters for expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc. (“FINRA”) up to $30,000. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional shares and stabilizing purchases, in accordance with Regulation M under the Exchange Act.

•        Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•        “Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•        “Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•        Covering transactions involve purchases of shares either pursuant to the option to purchase additional shares or in the open market after the distribution has been completed in order to cover short positions.

•        To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•        Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own account, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Canada

Our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of our Class A common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to our Class A common stock that has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Class A common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)     to any legal entity that is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Class A common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class A common stock to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of Class A common stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Class A common stock. Accordingly any person making or intending to make an offer in that Member State of Class A common stock that is the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. None of the Company or any of the underwriters has authorized, nor do they authorize, the making of any offer of Class A common stock in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of Class A common stock to the public” in relation to any Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares of our Class A common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to our Class A common stock that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of Class A common stock may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity that is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)     in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended (the “FSMA”);

provided that no such offer of Class A common stock shall require the Company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any Class A common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each underwriter has represented and agreed that:

(a)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Class A common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on such Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring our Class A common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in shares of our Class A common stock. The shares of Class A common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares of Class A common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of Class A common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares of Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in France

Our Class A common stock is being issued and sold outside the Republic of France and, in connection with the initial distribution, the Company has not offered or sold and will not offer or sell, directly or indirectly, any Class A common stock to the public in the Republic of France, and has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to our Class A common stock. Such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Prospective Investors in Hong Kong

Our Class A common stock has not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus or any other offering material relating to our Class A common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and our Class A common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly our Class A common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our Class A common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our Class A common stock.

Legal Matters

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. The underwriters are being represented in connection with this offering by Hogan Lovells US LLP, New York, New York.

Experts

The financial statements of SOC Telemed, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Access Physicians Management Services Organization, LLC and Affiliated Companies as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, included in this prospectus have been audited by Huselton, Morgan and Maultsby P.C., independent accounting firm, as set forth in their report thereon, appearing elsewhere in this prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. We also maintain a website at www.soctelemed.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

SOC Telemed, Inc. and Subsidiaries and Affiliates
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares and per share amounts)
(Unaudited)

	March 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents (from variable interest entities $5,408 and $1,942, respectively)	$32,532	$38,754
Accounts receivable, net of allowance for doubtful accounts of $454 and $447 (from variable interest entities, net of allowance $12,159 and $8,192, respectively)	13,329	8,721
Inventory	1,409	—
Prepaid expenses and other current assets (from variable interest entities $22 and $0, respectively)	3,089	1,609
Total current assets	50,359	49,084
Property and equipment, net	3,998	4,092
Capitalized software costs, net	9,950	8,935
Intangible assets, net	47,327	5,988
Goodwill	158,451	16,281
Deposits and other assets	1,919	559
Total assets	$272,004	$84,939

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable (from variable interest entities $2,336 and $692, respectively)	$5,266	$2,809
Accrued expenses (from variable interest entities $2,537 and $1,349, respectively)	12,650	8,293
Deferred revenues	504	610
Stock-based compensation liabilities	—	4,228
Total current liabilities	18,420	15,940
Deferred revenues	915	923
Contingent consideration	3,265	—
Long-term debt, net of unamortized discount and debt issuance costs	83,003	—
Related-party – Unsecured subordinated promissory note, net of unamortized discount and debt issuance costs	11,499	—
Contingent shares issuance liabilities	8,998	12,450
Other long-term liabilities (from variable interest entities $157 and $157, respectively)	575	560
Total liabilities	$126,675	$29,873

COMMITMENTS AND CONTINGENCIES (Note 15)

STOCKHOLDERS’ EQUITY
Class A common stock, $0.0001 par value; 500,000,000 shares authorized as of March 31, 2021 and December 31, 2020; 88,651,767 and 74,898,380 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively.	9	8
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; none issued and outstanding as of March 31, 2021 and December 31, 2020, respectively.	—	—
Additional paid-in capital	394,134	291,277
Accumulated deficit	(248,814)	(236,219)
Total stockholders’ equity	145,329	55,066
Total liabilities and stockholders’ equity	$272,004	$84,939

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOC Telemed, Inc. and Subsidiaries and Affiliates
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except shares and per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
Revenues	$14,821	$14,807
Cost of revenues	9,767	10,713

Operating expenses
Selling, general and administrative	21,261	8,521
Total operating expenses	21,261	8,521
Loss from operations	(16,207)	(4,427)

Other income (expense)
Gain on contingent shares issuance liabilities	3,452	—
Loss on puttable option liabilities	—	(9)
Interest expense	(149)	(2,780)
Interest expense – Related party	(25)	—
Total other income (expenses)	3,278	(2,789)
Loss before income taxes	(12,929)	(7,216)
Income tax benefit (expense)	334	(1)
Net loss and comprehensive loss	$(12,595)	$(7,217)
Accretion of contingently redeemable preferred stock	—	(1,495)
Net loss attributable to common stockholders	$(12,595)	$(8,712)

Net loss per share attributable to common stockholders
Basic	$(0.17)	$(0.25)
Diluted	$(0.17)	$(0.25)

Weighted-average shares used to compute net loss per share attributable to common stockholders:
Basic	75,815,273	34,345,197
Diluted	75,815,273	34,345,197

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOC Telemed, Inc. and Subsidiaries and Affiliates
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share amounts)
(Unaudited)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2019	34,140,909	$3	(90,302)	$(768)	$87,199	$(186,372)	$(99,938)
Stock-based compensation	—	—	—	—	99	—	99
Accretion of stock issuance costs and dividends on Series H, I and J contingently redeemable preferred stock	—	—	—	—	(1,495)	—	(1,495)
Net loss	—	—	—	—	—	(7,217)	(7,217)
Balance, March 31, 2020	34,140,909	$3	(90,302)	$(768)	$85,803	$(193,589)	$(108,551)
	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2020	74,898,380	$8	—	—	$291,277	$(236,219)	$55,066
Stock-based compensation	—	—	—	—	10,086	—	10,086
Common stock issued as consideration for business acquisition (Access Physicians)	13,753,387	1	—	—	92,771	—	92,772
Net loss	—	—	—	—	—	(12,595)	(12,595)
Balance, March 31, 2021	88,651,767	$9	—	—	$394,134	$(248,814)	$145,329

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOC Telemed, Inc. and Subsidiaries and Affiliates
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(12,595)	$(7,217)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,661	1,299
Stock-based compensation	5,858	99
Loss on warranty liability	—	9
(Gain) on contingent shares issuance liabilities	(3,452)	—
Bad debt expense	22	—
Paid-in kind interest on long-term debt	20	760
Amortization of debt issuance costs and issuance discount	28	353
Income tax benefit	(343)	—

Change in assets and liabilities, net of acquisitions
Accounts receivable, net of allowance	972	660
Prepaid expense and other current assets	(844)	136
Inventory	(27)	—
Deposits and other non-current assets	(1,075)	—
Accounts payable	77	(742)
Accrued expenses and other current liabilities	1,922	709
Deferred revenues	(114)	(12)
Net cash used in operating activities	(7,890)	(3,946)

Cash flows from investing activities:
Capitalization of software development costs	(1,048)	(1,058)
Purchase of property and equipment	(525)	(930)
Acquisition of business, net of cash	(91,478)	—
Net cash used in investing activities	(93,051)	(1,988)

Cash flows from financing activities:
Principal payments under capital lease obligations	—	(26)
Issuance of contingently redeemable preferred stock	—	7,294
Proceeds from long-term debt, net of discount	83,219	—
Proceeds from Related-party – Unsecured subordinated promissory note, net of unamortized discount	11,500	—
Net cash provided by financing activities	94,719	7,268
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,222)	1,334
Cash and cash equivalents at beginning of the period	38,754	4,541
Cash and cash equivalents at end of the period	$32,532	$5,875

Supplemental disclosure of cash flow information:
Cash paid during the period for taxes	$9	$1
Cash paid during the period for interest	126	1,712

Supplemental schedule of non-cash investing and financing transactions:
Common stock issued as consideration for business acquisition (Access Physicians)	$92,772	$—
Accretion of contingently redeemable preferred stock	—	1,495
Assets acquired under capital lease arrangements	—	26
Purchase of property and equipment reflected in accounts payable and accruals at the period end	—	15

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Healthcare Merger Corp. (“HCMC”) was incorporated in Delaware in September 2019 and formed as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Specialists On Call, Inc. was formed on July 14, 2004 as a Delaware C-Corporation doing business as SOC Telemed (“Legacy SOC Telemed”). On October 30, 2020, we completed the acquisition of Legacy SOC Telemed by and among us, Sabre Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of HCMC, Sabre Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of HCMC, and Legacy SOC Telemed. The transactions contemplated by the merger agreement between HCMC and Legacy SOC Telemed are collectively referred as the “Merger Transaction” or “Merger and Recapitalization”. As part of the Merger Transaction, HCMC changed its name from Healthcare Merger Corp. to SOC Telemed, Inc. See Note 4, Business Combinations, for additional information.

SOC Telemed, Inc. and Subsidiaries and Affiliates (collectively, the “Company”, “SOC Telemed”, and “SOC”) is committed to improving patient care by providing advanced, real-time telemedicine and the highest quality critical consultation services by connecting emergency physicians with critical care experts 24 hours a day, every day of the year. The Company is a health services management company that is responding to the need for rapid, effective treatment of emergency patients and the shortage of critical care experts. The Company operates as a single operating and reportable segment.

As discussed in Note 4, Business Combinations, on March 26, 2021, the Company consummated the acquisition of Access Physicians Management Services Organization, LLC (“Access Physicians”) a multi-specialty acute telemedicine provider.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of SOC Telemed, Inc. and its Subsidiaries and Affiliates and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”). The financial data and the other financial information disclosed in these notes to the condensed financial statements related to the three-month period are also unaudited. The results of operations for the three months ended March 31, 2021, are not necessarily indicative of the results of operations to be anticipated for any other future annual or interim period. The consolidated balance sheet as of December 31, 2020, included herein was derived from the audited financial statements as of that date.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2020, which are included in the Company’s Annual Report on Form 10-K filed with SEC on March 30, 2021 (the “Annual Report”).

As of March 31, 2021, and December 31, 2020, SOC Telemed, Inc. or its subsidiaries are party to administrative support services agreements, management services agreements or similar arrangements (collectively, “Administrative Agreements”) in California, Georgia, Kansas (as of March 31, 2021, only), New Jersey, and Texas by and among it or its subsidiaries and the professional corporations pursuant to which each professional corporation provides services to SOC Telemed’s customers. Each professional corporation is established pursuant to the requirements of its respective domestic jurisdiction governing the corporate practice of medicine. As discussed in Note 5, Variable Interest Entities, SOC Telemed, Inc. holds a variable interest in the professional corporations and, accordingly, the professional corporations are considered variable interest entities (“VIE” or “VIEs”) which are denominated Affiliates for consolidation purposes.

The Company also consolidates its wholly owned subsidiaries (NeuroCall, JSA, and Access Physicians) as discussed in Note 5, Variable Interest Entities.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company. All intercompany balances and transactions are eliminated upon consolidation.

COVID-19 Outbreak

The outbreak of the novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States on March 13, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts on the Company’s operating results, financial condition and cash flows. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impacts.

While not currently known, the full year impact of COVID-19 could have a material impact on the operations of the Company’s business. For the three months ended March 31, 2021 and 2020, the Company’s variable revenues, excluding the consolidated revenues of Access Physicians, decreased as a result of the lower volume of consultations due to the COVID-19 pandemic with corresponding impacts on our cost of sales due to declined demand for physicians. For more details, see Going Concern Consideration below.

The Company continues to closely monitor the current macro environment related to monetary and fiscal policies, as well as pandemics or epidemics, such as the recent COVID-19 outbreak.

Going Concern Consideration

Under Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40) (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the financial statements are issued.

As of March 31, 2021, the Company has experienced negative cash flows and losses from operations each period since inception and has an accumulated deficit of $248.8 million. The Company incurred net losses of $12.6 million and $7.2 million for the three months ended March 31, 2021 and 2020, respectively, and cash outflows from operations of $7.9 million and $3.9 million for the three months ended March 31, 2021 and 2020, respectively. In March 2020, the World Health Organization declared the 2019 novel coronavirus, or COVID-19, a global pandemic. The Company experienced a reduction in service utilization in and around the same time and consequently experienced a decrease in revenue and margin. The Company immediately responded by adjusting variable costs, including physician fees, travel expenses, and other discretionary spending to preserve margins which included real time assessment of physician coverage needs to appropriately align with changes in utilization experienced as a result of the COVID-19 pandemic. The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of the business and continuously modifying operational protocols, cost structure, and discretionary spending to evolving business conditions. Notwithstanding these efforts, the Company expects that its operating losses and negative cash flows will continue for the foreseeable future. The Company expects that its cash and cash equivalents of $32.5 million as of March 31, 2021 will be sufficient to fund its operating expenses, capital expenditure requirements and debt service obligations for at least the next 12 months from the issuance of these financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company has historically funded its operations through the issuance of preferred stock and long-term debt. Until such time, if ever, as the Company can generate substantial revenues and positive operating cash flows, the Company will likely finance its cash needs through a combination of public or private equity offerings or debt financings. The Company may not be able to obtain funding on acceptable terms, or at all. If the Company is unable

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

to raise additional funds as and when needed, it would have a negative impact on the Company’s financial condition, which may require the Company to delay, reduce or eliminate certain activities and reduce or eliminate discretionary operating expenses, which could constrain the Company’s ability to pursue its business strategies.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally insured limits.

For the three months ended March 31, 2021 and 2020 no customer accounts for more than 10% of the Company’s total revenues and accounts receivable.

Business Combinations

The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date. The Company allocates the fair value of purchase consideration to the assets acquired and liabilities assumed, based on their estimated fair values. The excess of the fair value of purchase consideration over the value of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the fair value of acquired intangible assets. The Company may adjust the preliminary purchase price allocation, as necessary, for up to one year after the acquisition closing date if it obtains more information regarding asset valuations and liabilities assumed. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Inventory

Inventoried materials primarily consist of telemedicine equipment, which are substantially finished goods. The Company reports inventory at the lower of first-in, first-out cost (“FIFO”) and net realizable value. Net realizable value is based on the selling price. Inventories are assessed on a periodic basis for potential obsolete and slow-moving inventory with write-downs being recorded when identified. Write-downs are measured as the difference between cost of the inventory and net realizable value based upon assumptions about future demand and charged to cost of revenue in the consolidated statement of operations. At the point of the loss recognition, a new lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Intangibles Assets

All intangible assets were acquired in connection with the acquisitions of NeuroCall Holdings, LLC and its subsidiaries (“NeuroCall”) on January 31, 2017, JSA Health Corporation (“JSA Health” or “JSA”) on August 14, 2018, and Access Physicians and its subsidiaries (“Access Physicians”) on March 26, 2021 and are amortized over their estimated useful lives based on the pattern of economic benefit derived from each asset. Intangible assets resulting from these acquisitions include hospital contracts relationships, non-compete agreements and trade names. Hospital contracts relationships are amortized over a period of 6 to 17 years using a straight-line method. Non-compete agreements are amortized over a period of 4 to 5 years using the straight-line method. The trade names represented by NeuroCall, JSA Health and Access Physicians are amortized over a period of 2 to 5 years using the straight-line method.

Impairment of Goodwill

Goodwill is tested for impairment on an annual basis as of December 31 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company operates as one operating segment, which the Company has determined to be one reporting

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

unit for the purposes of impairment testing. The Company compares the estimated fair value of a reporting unit to its book value, including goodwill. If the fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the book value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The fair value of the reporting unit is determined using various techniques, including market cap determined from the public stock price, multiple of earnings and discounted cash flow valuation methodologies. Determining the fair value of the reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include changes in revenue and operating margins used to project future cash flows, discount rates, valuation multiples of entities engaged in the same or similar lines of business, and future economic and market conditions.

No impairments were recorded during the three months ended March 31, 2021 and 2020.

Impairment of Long-Lived Assets

The Company determines whether long-lived assets are to be held for use or disposal. The Company monitors its long-lived assets for events or changes in circumstances that indicate that their carrying values may not be recoverable. Upon indication of possible impairment of long-lived assets held for use, the Company evaluates the recoverability of such assets by measuring the carrying amount of the long-lived asset group against the related estimated undiscounted future cash flows of the long-lived asset group. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value. No impairments were recorded during the three months ended March 31, 2021 and 2020.

Long-Term Debt

The Company has entered into a term loan facility and a related-party subordinated promissory note. The Company capitalizes costs related to the issuance of debt under the provisions of ASC Subtopic 835-30, Interest — Imputation of Interest. Debt issuance costs and discounts related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability and are subsequently amortized to interest expense at an effective interest rate over the life of the related loan. Debt issuance costs related to line-of-credit arrangements are presented in the consolidated balance sheets as an asset and are subsequently amortized ratably over the term of the line-of-credit arrangement. Amortization of debt issuance costs is included as a component of interest expense in the Company’s consolidated statements of operations. Cash interest payments due are paid as determined in the agreements. Interest is expensed monthly. Paid in-kind interest (“PIK”) is accrued monthly at the contracted rate over the period of the loan and included in the principal balance.

Revenue Recognition

The Company recognizes revenue using a five-step model:

1)      Identify the contract(s) with a customer;

2)      Identify the performance obligation(s) in the contract;

3)      Determine the transaction price;

4)      Allocate the transaction price to the performance obligations in the contract; and

5)      Recognize revenue when (or as) it satisfies a performance obligation.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company enters into service contracts with hospitals or hospital systems, physician practice groups, and other users. Under the contracts, the customers pay a fixed monthly fee for physician consultation services. The fixed monthly fee provides for a predetermined number of monthly consultations. Should the number of consultations exceed the contracted amount, the customers also pay a variable consultation fee for the additional service. To facilitate the delivery of the consultation services, the facilities use telemedicine equipment, which can be provided and installed by the Company. The Company also provides the hospitals with user training, maintenance and support services for the telemedicine equipment used to perform the consultation services. Prior to the start of a contract, customers generally make upfront nonrefundable payments to the Company when contracting for Company training, maintenance, equipment, and implementation services.

Our customer contracts typically range in length from 1 to 3 years, with an automatic renewal process. We typically invoice our customers for the monthly fixed fee in advance. Our contracts typically contain cancellation clauses with advance notice, therefore, we do not believe that we have any material outstanding commitment for future revenues beyond one year from the end of a reporting period.

Revenues are recognized when the Company satisfies its performance obligation to stand ready to provide telemedicine consultation services as requested. The consultations covered by the fixed monthly fee and obligation to stand-by and be ready to provide these consultations represented 72% and 62% of revenues for the three months ended March 31, 2021 and 2020, respectively. Consultations that incur a variable fee due to the monthly quantity exceeding the number of consultations in the contract represented 28% and 38% for the three months ended March 31, 2021 and 2020, respectively.

Upfront nonrefundable fees do not result in the transfer of a promised goods or service to the customer, therefore, the Company defers this revenue and recognizes it over the average customer life of 48 months. Deferred revenue consists of the unamortized balance of nonrefundable upfront fees and maintenance fees which are classified as current and non-current based on the timing of when the Company expects to recognize revenue. The Company recognized $0.3 million for both the three months ended March 31, 2021 and 2020 of revenue into the income statement that had previously been deferred and recorded on the balance as a deferred revenue liability.

Telemedicine Carts (Access Physicians)

Customers who enter into telemedicine physician service contracts with Access Physicians are sold a telemedicine cart with a computer and camera in order to facilitate meetings between patients, on-site health professionals, and remote physicians. Satisfaction of this performance obligation occurs upon delivery to the customer when control is transferred. Access Physicians then recognizes the cart revenue at a point in time, upon delivery. The Company has assurance-type warranties that do not result in separate performance obligations. Revenue relating to telemedicine carts is included within telemedicine revenues on the consolidated statements of operations.

Use of estimates and judgements

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions about future events that affect the amounts reported in its unaudited condensed consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. On an ongoing basis, management evaluates these estimates, judgments and assumptions. Significant estimates and assumptions are included within, but not limited to: (1) revenue recognition, including the determination of the customer relationship period, (2) accounts receivable and allowance for doubtful accounts, (3) long-lived asset recoverability, (4) useful lives of long-lived and intangible assets, (5) stock-based compensation, option and warrant liabilities, (6) fair value of identifiable purchased tangible and intangible assets in a business combination, (7) market cap determined from the public stock price for goodwill impairment testing, (8) fair value measurements, and (9) the provision for income taxes and related deferred tax accounts. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates, and any such differences may be material to the Company’s unaudited condensed consolidated financial statements.

The Company is unable to predict the full impact that COVID-19 will have on its financial position, operating results, and cash flows due to numerous uncertainties. The extent to which COVID-19 impacts the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain the virus or treat its impact, among others. The Company’s unaudited condensed consolidated financial statements presented herein reflect the latest estimates and assumptions made by management that affect the reported amounts of assets and liabilities and related disclosures as of the date of the unaudited condensed consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented. Actual results may differ significantly from these estimates and assumptions.

Emerging Growth Company

As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use the extended transition period under the JOBS Act until such time the Company is not considered to be an EGC. The adoption dates are discussed in the section below to reflect this election.

The Company is also a smaller reporting company as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. The Company will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the Class A common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) annual revenues exceeded $100 million during such completed fiscal year and the market value of the Class A common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.

To the extent the Company takes advantage of such reduced disclosure obligations, it may also make the comparison of its financial statements with other public companies difficult or impossible.

Recently Issued Accounting Pronouncements

Accounting pronouncements issued and adopted

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (“Topic 820”), which modifies, removes and adds certain disclosure requirements on fair value measurements. The new guidance was required for the Company for the annual reporting period beginning January 1, 2020 and interim periods within that fiscal year. The Company adopted this guidance starting from January 1, 2020, however, there was no material impact resulting from the adoption of this pronouncement.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the revised guidance requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Subsequent to the issuance of ASU 2014-09, the FASB also issued several updates related to ASU 2014-09 including deferring its adoption date.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As per the latest ASU 2020-05, issued by the FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. The revised guidance is required to be applied retrospectively to each prior reporting period presented or modified retrospectively applied with the cumulative effect of initially applying it recognized at the date of initial application. The Company adopted this standard on January 1, 2020 utilizing the modified retrospective approach. The Company underwent a process of identifying the various types of revenue streams, performed an evaluation of the components of the associated contractual arrangements and determined that the adoption of the new standard did not have a material impact on the consolidated financial statements.

Accounting pronouncements issued but not yet adopted

In March 2020 and January 2021, the FASB issued ASU 2020-04 and 2021-01, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in these updates provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference to LIBOR or another reference rate expected to be discontinued by reference rate reform, and clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The Company will be adopting this guidance for the annual reporting period ending December 31, 2022. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets for all leases with lease terms greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. The Company will be adopting this guidance for the annual reporting period beginning January 1, 2022, and interim reporting periods within annual reporting period beginning January 1, 2023. This will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The Company is in the process of evaluating the impact that the pronouncement will have on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments — Credit Losses (“Topic 326”) Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. As per the latest ASU 2020-02, the FASB deferred the timelines for certain small public and private entities. The new guidance will be adopted by the Company for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the Company’s consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify various aspects related to accounting for income taxes. The Company is expecting to adopt the guidance from annual periods beginning after December 15, 2021 and interim periods beginning December 15, 2022. The Company is currently evaluating the impact that the pronouncement will have on the consolidated financial statements.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

3. SEGMENT INFORMATION

The Company’s Chief Operating Decision Maker (“CODM”), its Chief Executive Officer (“CEO”), reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating its financial performance. Accordingly, the Company has determined that it operates in a single reportable segment: health services management. All of the Company’s operations and assets are located in the United States, and all of its revenues are attributable to United States customers.

4. BUSINESS COMBINATIONS

Merger with Healthcare Merger Corp. in October 2020

On October 30, 2020, HCMC, a special purpose acquisition company, consummated a business combination with Legacy SOC Telemed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, HCMC merged with Legacy SOC Telemed, with Legacy SOC Telemed being treated as the accounting acquirer, and the Merger Transaction reflected as a reverse recapitalization, with HCMC treated as the accounting acquiree. Under this method of accounting, the consolidated financial statements of Legacy SOC Telemed are the historical financial statements of the Company. The net assets of HCMC were stated at historical costs, with no goodwill or other intangible assets recorded in accordance with U.S. GAAP, and are consolidated with Legacy SOC Telemed’s financial statements on the closing date of the Merger Transaction. The shares and net loss per share available to holders of Legacy SOC Telemed’s common stock prior to the Merger Transaction have been retroactively restated as shares reflecting the exchange ratio of 0.4047 established in the Merger Agreement.

As a result of the Merger Transaction, Legacy SOC Telemed shareholders received aggregate consideration of $720.6 million. In addition, 1,875,000 shares of the Company’s Class A common stock was provided to HCMC’s sponsor, which are subject to forfeiture if the Company’s Class A common stock does not meet certain market price thresholds following the Merger Transaction. As of March 31, 2021, none of these shares have been released from such restrictions.

Acquisition of Access Physicians in March 2021

On March 26, 2021, SOC Telemed Inc. completed the acquisition of 100% of Access Physicians. Access Physicians is a multi-specialty acute care telemedicine provider pursuant to an equity purchase agreement. The acquisition expands the Company’s clinical solutions to include teleCardiology, teleInfectious Disease, teleMaternal-Fetal Medicine, teleNephrology, teleEndocrinology and other specialties to offer a comprehensive acute care telemedicine portfolio to meet the demands of the market and grow the Company’s provider breadth and depth.

The total purchase price for this transaction approximated $190.1 million, comprised of $93.3 million in cash, reduced by a negative net working capital adjustment of $0.2 million, plus $92.8 million in shares of Class A common stock, plus $1.0 million to be paid after the adjusted net working capital settlement (the “Holdback cash consideration”), and an estimated $3.3 million of contingent consideration.

The purchase consideration included 13,928,740 shares of Class A common stock that had a total fair value of $92.8 million based on the closing market price of $6.66 per share on March 26, 2021, the acquisition date. Of these shares, an aggregate of 13,753,387 shares were issued at closing and an aggregate of 175,353 shares will be issued on the first anniversary of the closing. These 175,353 reserved shares are not presented as outstanding in the consolidated statement of changes in stockholders’ equity (deficit).

As presented above, the acquisition of Access Physicians includes a contingent consideration arrangement (the “Earnout”) that requires additional consideration to be paid by SOC to the sellers of Access Physicians based on the future revenue and gross margin of the acquired business, in each case as calculated in accordance with the equity purchase agreement. In the event that revenue for calendar year 2021 (the “Earnout Covenant Period”) is equal to or greater than $40.0 million and gross margin over the same period is equal to or exceeds 39.0%, then SOC will make an additional cash payment to the sellers of $20.0 million. The Earnout is payable no later than in the second quarter of 2022. As of March 31, 2021, the range of the undiscounted amounts SOC estimates that could be paid under this contingent consideration agreement is either zero or $20.0 million. The fair value of the Earnout recognized on the

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

4. BUSINESS COMBINATIONS (cont.)

acquisition date of $3.3 million was estimated through application of a Monte Carlo simulation in an option pricing framework. As discussed in Note 6, Fair Value of Financial Instruments, that measure is based on significant Level 3 inputs not observable in the market. Since the acquisition was consummated on March 26, 2021 and, therefore, close to the reporting date of March 31, 2021, the Company determined the fair value of the Earnout was still appropriate and no change in fair value of contingent consideration was recognized on the consolidated statements of operations.

The acquisition of Access Physicians also includes a second contingent consideration arrangement (the “Deferred Payment”). The Deferred Payment will only become payable if a certain number of specified Access Physicians executives remain employed by SOC through the second anniversary of the closing (the “Deferred Payment Period”). The amount (if any) of the Deferred Payment that can become payable by SOC to the sellers of Access Physicians is based on the 2021 calendar year revenue and gross margin of the acquired business, calculated in accordance with the Earnout described above. If revenue is less than $40.0 million or if gross margin is less than 39.0%, then no Deferred Payment will become payable. If revenue is equal to or greater than $40.0 million and less than $44.0 million and gross margin is equal to or greater than 39.0%, then the Deferred Payment will be an amount equal to 5 multiplied by revenue in excess of $40.0 million and will range between $0 and $20.0 million. If revenue is equal to or greater than $44.0 million and gross margin is equal to or greater than 39.0% and less than 41.0%, then the Deferred Payment will be $20.0 million. If revenue is equal to or greater than $46.0 million and gross margin is equal to greater than 41.0%, then the $20.0 million Deferred Payment will be increased by an amount equal to 5 multiplied by revenue in excess of $46.0 million (with no cap applied). The Deferred Payment is payable no later than in the second quarter of 2023. The Deferred Payment will be recognized over the Deferred Payment Period as compensation expense within operating expenses on the consolidated statements of operations.

Transaction costs for the acquisition approximated $3.3 million (less than $0.1 incurred in December 2020 and $3.2 million incurred in from January to March 2021) and were expensed as incurred and included within selling, general and administrative expenses on the consolidated statements of operations.

The following table summarizes the consideration transferred to acquire Access Physicians and the amounts of identified assets acquired and liabilities assumed at the acquisition date (in thousands):

Fair value of consideration transferred
Cash	$93,297
Common stock	92,772
Holdback cash consideration	1,000
Contingent consideration	3,265
Net working capital adjustment	(218)
Total	$190,116
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$1,601
Accounts receivable	5,602
Inventories	1,382
Prepaid expenses and other current assets	636
Property and equipment	250
Capitalized software costs	871
Intangible assets	41,740
Deposits and other assets	285
Accounts payable	(2,831)
Accrued expenses	(1,247)
Deferred tax liability	(343)
Identifiable assets acquired and liabilities assumed, net	$47,946
Goodwill	$142,170

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

4. BUSINESS COMBINATIONS (cont.)

The fair values of the identifiable assets acquired and liabilities assumed are provisional pending completion of the final valuation procedures for those components.

The amount allocated to goodwill is primarily attributed to the expected synergies and other benefits arising from the transaction. The transaction was determined to be a stock deal for tax purposes. SOC. plans to make a Section 754 election that provides the buyer of a partnership interest with a step-up (or step-down) to fair market value in the acquirer’s pro-rata share of the underlying assets. Any deductions resulting from this step-up (or step-down) are specifically allocated to the buyer. Therefore, 92.03% of goodwill recognized is expected to be tax deductible.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows (in thousands):

Intangible assets acquired	Fair value	Valuation Technique
Trade name	$1,213	Relief from royalty method
Hospital contracts relationships	$40,095	Multi-period excess earnings method
Non-compete agreements	$432	With and without method

The acquired business contributed Revenues of $0.4 million and Net loss of $0.1 million to SOC Telemed for the period from March 26, 2021 to March 31, 2021. The following unaudited pro forma financial summary presents consolidated information of SOC Telemed as if the business combination had taken place on January 1, 2020 (in thousands):

	Pro forma quarter ended March 31, 2021 (unaudited)	Pro forma quarter ended March 31, 2020 (unaudited)
Revenues	$22,780	$20,547
Net loss	(13,334)	(14,347)

SOC Telemed recorded two adjustments directly attributable to the business combination for interest expense on loans acquired and transaction costs. These adjustments were included in the reported pro forma net loss.

These pro forma amounts have been calculated after applying SOC Telemed’s accounting policies and adjusting the results of Access Physicians to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to capitalized software costs and intangible assets had been applied from January 1, 2020, with the consequential tax effects.

The unaudited pro forma financial information above has been prepared for informational purposes only and is not necessarily indicative of what the Company’s consolidated results actually would have been if the acquisition had been completed at the beginning of the respective periods. In addition, the unaudited pro forma information above does not attempt to project the Company’s future results.

5. VARIABLE INTEREST ENTITIES

SOC Telemed, Inc. holds a variable interest in Tele-Physicians, P.C. (d/b/a California Tele-Physicians), Tele-Physicians, P.C. (d/b/a Georgia Tele-Physicians), Tele-Physicians, P.C. (d/b/a New Jersey Tele-Physicians), and Tele-Physicians, P.A. (d/b/a Texas Tele-Physicians) (collectively, the “Tele-Physicians Practices”) which contract with physicians in order to provide services to the customers. SOC Telemed, Inc. and the Tele-Physicians Practices have entered into a management services agreement with each other. Under these agreements, SOC Telemed, Inc. agrees to serve as the sole and exclusive administrator of all non-clinical, day-to-day operations and business functions required for the operation of each Tele-Physicians Practice, including business support services, contracting support with customers and payers, accounting, billing and payables support, technology support, licensing exclusive telemedicine technologies, and working capital support to cover the expenses of each Tele-Physicians Practice. The Tele-Physicians Practices are considered variable interest entities (“VIE” or “VIEs”) since they do not have sufficient equity to finance

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

5. VARIABLE INTEREST ENTITIES (cont.)

their activities without additional subordinated financial support. An enterprise having a controlling financial interest in a VIE must consolidate the VIE if it has both power and benefits — that is, it has (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (power) and (2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). Under the management services agreements, SOC Telemed, Inc. has the power and rights to direct all non-clinical activities of the professional corporations and funds and absorbs all losses of the VIEs. Therefore, each of the Tele-Physicians Practices are consolidated with SOC Telemed, Inc.

NeuroCall and JSA Health are wholly owned subsidiaries and as such are consolidated by SOC Telemed, Inc. JSA Health comprises four entities: JSA Health Corporation (“Corporate”), JSA Health California LLC (“LLC”), JSA Health California PC (“CAPC”), and JSA Health Texas PLLC (“PLLC”). CAPC and PLLC are medical practices (the “JSA Medical Practices”) and Corporate and LLC provide management services to the JSA Medical Practices (the “JSA Management Companies”). More specifically, Corporate and PLLC have entered into a management services agreement with each other, and LLC and CAPC have entered into a management services agreement with each other. As a result, Corporate and LLC hold variable interests in their respective JSA Medical Practices which contract with physicians in order to provide services to Corporate and LLC. The JSA Medical Practices are considered VIEs since they do not have sufficient equity to finance their activities without additional subordinated financial support. These relationships are similar to the relationship between SOC Telemed, Inc. and the Tele-Physician Practices. Therefore, each of the JSA Medical Practices are consolidated with JSA Health.

Access Physicians is a wholly owned subsidiary and as such is consolidated by SOC Telemed, Inc. Access Physicians comprises four entities: Access Physicians Management Services Organization, LLC (“AP”), Access Physicians, PLLC (“AP PLLC”), AP US 9, PC (“US 9”), and AP US 14, PA (“US 14”). AP PLLC, US 9, and US 14 are medical practices (the “AP Medical Practices”) and AP provides management services to the AP Medical Practices. More specifically, AP PLLC, US 9, and US 14 have entered into a management services agreement with AP. As a result, AP holds variable interests in the AP Medical Practices which contract with physicians in order to provide services to AP. The AP Medical Practices are considered VIEs since they do not have sufficient equity to finance their activities without additional subordinated financial support. These relationships are similar to the relationships between SOC and the Tele-Physician Practices. Therefore, each of the AP Medical Practices are consolidated with Access Physicians.

SOC Telemed, Inc. consolidates certain VIEs for which it was determined to be the primary beneficiary. The assets of the consolidated VIEs may only be used to settle obligations of the consolidated VIEs, if any. In addition, there is no recourse to the Company for the consolidated VIEs’ liabilities. SOC Telemed, Inc. reassesses whether changes in the facts and circumstances regarding the Company’s involvement with a VIE could cause a change in its conclusions related to consolidation. Changes in consolidation status are applied prospectively.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. The Company has no assets or liabilities valued with Level 2 inputs.

Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Liabilities historically valued with Level 3 inputs on a recurring basis were puttable stock options which have impacts on the consolidated statement of operations in the year ended December 31, 2020. As of March 31, 2021, the Company’s outstanding liability consisted of contingent shares issuance liabilities and contingent consideration related to the Access Physicians business acquisition. As of December 31, 2020, the Company’s outstanding liability consisted of only contingent shares issuance liabilities.

As a result of the merger with HCMC on October 30, 2020, the Company measured its contingent shares issuance liabilities at fair value determined at Level 3. In order to capture the market conditions associated with the contingent shares issuance liabilities, the Company applied an approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over each one of the components of the contingent shares issuance liabilities’ contractual lives based on the appropriate probability distributions and making assumptions about potential changes in control of the Company. The fair value was determined by taking the average of the fair values under each Monte Carlo simulation trial. As a result, $3.5 million and $0 were recognized and included as gain on contingent shares issuance liabilities in the statements of operations for the three months ended March 31, 2021 and 2020. Refer to Note 11, Contingent Shares Issuance Liabilities, for further details.

As a result of the acquisition of Access Physicians in March 2021, as described in Note 4, Business Combinations, the Company measured its contingent consideration at fair value determined at Level 3. The fair value of the contingent consideration recognized on the acquisition date of $3.3 million was estimated through application of a Monte Carlo simulation in an option pricing framework. Since the acquisition was consummated on March 26, 2021 and, therefore, close to the reporting date of March 31, 2021, the Company determined the fair value of the contingent consideration was still appropriate and no change in fair value of contingent consideration was recognized on the consolidated statements of operations.

The carrying value of Cash and Cash Equivalents approximate their fair value because of the short-term or on demand nature of these instruments.

There were no transfers between fair value measurement levels during the three months ended March 31, 2021 and year ended December 31, 2020.

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

Fair Value Measurements as of March 31, 2021 Using:
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$32,532	$32,532	—	—	$32,532
Total	$32,532	$32,532	—	—	$32,532
Liabilities
Contingent shares issuance liabilities	$8,998	$—	$—	$8,998	$8,998
Contingent consideration	$3,265	$—	$—	$3,265	$3,265
Total	$12,263	$—	$—	$12,263	$12,263

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

Fair Value Measurements as of December 31, 2020 Using:
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$38,754	$38,754	—	—	$38,754
Total	$38,754	$38,754	—	—	$38,754
Liabilities
Contingent shares issuance liabilities	$12,450	$—	$—	$12,450	$12,450
Total	$12,450	$—	$—	$12,450	$12,450

The following table represents a reconciliation of the contingent shares issuance liabilities fair value measurements using the significant unobservable inputs (Level 3) (in thousands):

Contingent Shares Issuance Liabilities
Balance as of December 31, 2020	$12,450
Contingent shares issuance liabilities	—
(Gain) recognized in statements of operations	(3,452)
Balance as of March 31, 2021	$8,998

The following table represents a reconciliation of the contingent consideration fair value measurements using the significant unobservable inputs (Level 3) (in thousands):

Contingent Consideration
Balance as of December 31, 2020	$—
Contingent consideration liability recorded in the opening balance sheet	3,265
Balance as of March 31, 2021	$3,265

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

At March 31, 2021 and December 31, 2020 prepaid expenses and other currents assets consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Prepaid expenses	$2,775	$1,578
Short term deposits	32	2
Other current assets	282	29
	$3,089	$1,609

Prepaid expenses include prepayments related to information technology, insurance, commissions, tradeshows and conferences.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

8. INTANGIBLE ASSETS

At March 31, 2021 and December 31, 2020 intangible assets consisted of the following (in thousands):

March 31, 2021	Useful Life	Gross Value	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Hospital contracts relationships	6 to 17 years	$48,575	$(3,373)	$45,202	15.8
Non-compete agreements	4 to 5 years	477	(34)	443	4.9
Trade names	2 to 5 years	3,023	(1,341)	1,682	1.8
Intangible assets, net		$52,075	$(4,748)	$47,327	15.2
December 31, 2020	Useful Life	Gross Value	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Hospital contracts relationships	6 to 10 years	$8,480	$(3,085)	$5,395	6.5
Non-compete agreements	4 to 5 years	45	(32)	13	2.0
Trade names	4 to 5 years	1,810	(1,230)	580	1.4
Intangible assets, net		$10,335	$(4,347)	$5,988	5.8

Periodic amortization that will be charged to expense over the remaining life of the intangible assets as of March 31, 2021 is as follows (in thousands):

Years ending December 31,	Amortization Expense
2021 (remaining 9 months)	3,366
2022	4,246
2023	3,217
2024	3,035
Thereafter	33,463
$47,327

9. GOODWILL

At March 31, 2021 and December 31, 2020 goodwill consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Beginning balance	$16,281	$16,281
Business combinations – Note 4	142,170	—
Balance at	$158,451	$16,281

The Company performed its last annual impairment test on December 31, 2020. There were no indications of impairment identified for the three months ended March 31, 2021 and year ended December 31, 2020.

10. DEBT

As disclosed in Note 4, Business Combinations, on March 26, 2021, the Company entered into an equity purchase agreement (the “Agreement”) to acquire Access Physicians Management Services Organization, LLC (“Access Physicians”). In order to consummate the acquisition and support the combined business after the transaction, SOC Telemed entered into a term loan facility and a related-party subordinated financing with SOC Holdings LLC, an affiliate of Warburg Pincus, for $100.0 million and $13.5 million, respectively.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

10. DEBT (cont.)

Solar Term Loan Facility

The table below represents the components of outstanding debt (in thousands):

	March 31, 2021	December 31, 2020
Term loan facility, effective interest rate 9.25%, due 2026	$89,207	$—
Less: Unamortized discounts, fees and issue costs	(6,204)	—
Balance at	$83,003	$—

In March 2021 the Company entered into a term loan agreement with SLR Investment Corp. (“Solar”) acting as a collateral agent on behalf of the individual lenders that committed to provide a senior secured term loan facility of up to $100.0 million. Under the term loan facility, $85.0 million was immediately available and borrowed on March 26, 2021 in two tranches consisting of $75.0 million (“Term A1 Loan”) and $10.0 million (“Term A2 Loan”). The remaining $15.0 million will be made available subject to the terms and conditions of the term loan agreement in two tranches as follows: (i) $2.5 million ($12.5 million if the Term A2 Loan is earlier prepaid) to be drawn by June 20, 2022 (“Term B Loan”) subject to no event of default as defined in the term loan agreement and the Company achieving the net revenue milestone of at least $55.0 million on a trailing six-month basis by June 20, 2022; and (ii) $12.5 million to be drawn by December 20, 2022 (“Term C Loan”) subject to no event of default as defined in the term loan agreement and the Company achieving the net revenue milestone of at least $65.0 million on a trailing six-month basis by December 20, 2022.

The term loan facility also provides for an uncommitted term loan in the principal amount of up to $25.0 million (“Term D Loan”), which availability is subject to the sole and absolute discretionary approval of the lenders and the satisfaction of certain terms and conditions in the term loan agreement.

The term loan facility bears interest at a rate per annum equal to 7.47% plus the greater of (a) 0.13% and (b) the London Interbank Offered Rate (“LIBOR”) published by the Intercontinental Exchange Benchmark Administration Ltd., payable monthly in arrears beginning on May 1, 2021. Interest expense was $0.1 million for the quarter ended March 31, 2021. The effective interest rate of the term loan facility is 9.25%. Until May 1, 2024, the Company will pay only interest monthly. However, the term loan agreement has an interest-only extension clause which offers to SOC the option to extend the interest-only period for six months until November 1, 2024, after having achieved two conditions: (i) a minimum of six months of positive EBITDA prior to January 31, 2024; and (ii) being in compliance with the revenue financial covenant, as described in this note. In either case, the maturity date is April 1, 2026.

The following reflects the contractually required payments of principal under the term loan facility (in thousands):

Years ending December 31,	Amount (in thousands)
Remainder of 2021	$—
2022	—
2023	—
2024	27,200
2025 and thereafter	62,007

The term loan agreement includes two financial covenants requiring (i) the maintenance of minimum liquidity level of at least $5.0 million at all times; and (ii) minimum net revenues measured quarterly on a trailing twelve-month basis of at least $81.8 million on March 31, 2022, $88.2 million on June 30, 2022, $94.5 million on September 30, 2022, $100.9 million on December 31, 2022, and then 60% of projected net revenues in accordance with an annual plan to be submitted to the lenders commencing on March 31, 2023, and thereafter. The term loan agreement contains affirmative covenants which include the delivery of monthly consolidated financial information no later than 30 days

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

10. DEBT (cont.)

after the last day of each month, quarterly consolidated balance sheet, income statement and cash flow statement covering such fiscal quarter no later than 45 days after the last day of each quarter, audited consolidated financial statements no later than 90 days after the last day of fiscal year or within 5 days of filing of the same with the SEC. The term loan agreement also contains negative covenants which, in certain circumstances, would limit the Company’s ability to engage in mergers or acquisitions and dispose of any of its subsidiaries. The Company was in compliance with all financial and negative covenants at March 31, 2021.

The Company incurred approximately $2.0 million of loan origination costs in connection with the term loan facility and amortized less than $0.1 million of these costs as interest expense during the quarter ended March 31, 2021. The Company will also be liable for a final fee of 4.95% of the principal balance payable at maturity or upon prepayment. The Company estimated the payoff fee to be $4.2 million, which is included as a debt discount offset against the Company’s outstanding debt balance on the consolidated balance sheets and amortized as a component of interest expense over the term of the term loan facility. The Company amortized less than $0.1 million of the discount for the quarter ended March 31, 2021.

The term loan agreement contains a material adverse change provision which permits the lenders to accelerate the scheduled maturities of the obligations under the term loan facility. The conditions which would permit this acceleration are not objectively determinable or defined within the agreement.

The term loan facility is guaranteed by all of the Company’s wholly owned subsidiaries, including the entities acquired pursuant to the Acquisition, subject to customary exceptions. The term loan facility is secured by first priority security interests in substantially all of the Company’s assets, subject to permitted liens and other customary exceptions.

The carrying value of the term loan facility as of March 31, 2021 approximates its fair value.

At March 31, 2020 the Company had a term loan facility with CRG Servicing LLC (“CRG”). Origination costs and backend facility fees related to the CRG loan amortized as interest expense during the quarter ended March 31, 2020 were $0.3 million and less than $0.1 million, respectively. Additionally, interest expense related to the CRG loan was $2.5 million, $1.7 million in cash interest and $0.8 million in paid-in-kind interest, for the quarter ended March 31, 2020.

Related party — Unsecured Subordinated Promissory Note

The table below represents the components of outstanding debt (in thousands):

	March 31, 2020	December 31, 2020
Related party – Unsecured Subordinated Promissory Note, effective interest rate 9.55%, due 2026	13,520	—
Less: Unamortized discounts, fees and issue costs	(2,021)	—
Balance at	$11,499	$—

On March 26, 2021, the Company entered into a subordinated financing agreement (the “Unsecured Subordinated Promissory Note” or “Subordinated Note”) with a significant stockholder, SOC Holdings LLC (“SOC Holdings”), an affiliate of Warburg Pincus. SOC Holdings constitutes a related party of the Company, pursuant to ASC 850, Related Parties.

The Company borrowed the aggregate principal amount of $13.5 million under the Subordinated Note on March 26, 2021, net of an original issue discount of $2.0 million, resulting in aggregate proceeds of $11.5 million.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

10. DEBT (cont.)

The terms of the Subordinated Note are summarized as follows:

•        The Subordinated Note bears interest at a rate per annum equal to the greater of (a) 0.13% and (b) LIBOR, plus the applicable interest rate in the table below:

From March 26, 2021 through September 30, 2021	7.47%
From and after September 30, 2021 through September 30, 2022	10.87%
From and after September 30, 2022 through September 30, 2023	12.87%
From and after September 30, 2023 through September 30, 2024	14.87%
From and after September 30, 2024 through September 30, 2025	16.87%
From and after September 30, 2025 through the Maturity Date.	18.87%

•        All outstanding principal and interest under the Subordinated Note is due and payable on the Maturity Date;

•        Interest will be computed on the basis of a year of 365/366 days, as applicable, and will be added to the principal amount of the Subordinated Note on the last day of each calendar month;

•        Optional prepayments: The Company may prepay any portion of the Subordinated Note at any time without penalty. Such prepayment is not prohibited by the terms of the Solar Term Loan Facility;

•        Maturity Date: the earliest of September 28, 2026 and the occurrence of a change in control. Additionally, if equity is raised for an amount greater than $10.0 million, the excess amount must be used to amortize the Subordinated Note balance.

The Company incurred less than $0.1 million of loan origination costs in connection with the Subordinated Note and amortized less than $0.1 million of these costs as interest expense during the quarter ended March 31, 2021.

As of March 31, 2021, outstanding accreted principal amount (principal plus paid-in-kind interest) totaled approximately $13.5 million. The Subordinated Note is classified as a non-current liability on the Company’s consolidated balance sheet. Interest expense of less than $0.2 million was recognized in the statements of operations during the quarter ended March 31, 2021.

The carrying value of the Subordinated Note as of March 31, 2021 approximates its fair value.

11. ACCRUED EXPENSES

At March 31, 2021 and December 31, 2020 accrued expenses consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Current liabilities
Accrued compensation	$4,820	$3,210
Accrued bonuses	894	2,647
Accrued professional and service fees	4,785	1,626
Accrued Access Physicians – “Holdback cash consideration” – Note 4	1,000	—
Accrued other expenses	1,151	810
	$12,650	$8,293
Non-current liabilities
Other long-term liabilities – Deferred Social Security withholding taxes	560	560
Other long-term liabilities – Accrued other expenses	15	—
	$575	$560

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

12. CONTINGENT SHARES ISSUANCE LIABILITIES

The table below represents the components of outstanding contingent shares issuance liabilities (in thousands):

	March 31, 2021	December 31, 2020
Contingent sponsor earnout shares	8,162	11,364
Private placement warrants	836	1,086
Balance as at	$8,998	$12,450

13. STOCK-BASED COMPENSATION

Each unvested stock option that was outstanding immediately prior to the Merger Transaction was converted into an option to purchase a number of shares of Class A common stock on terms substantially identical to those in effect prior to the Merger Transaction, except for adjustments to the underlying number of shares and the exercise price based on the exchange ratio of 0.4047.

Under the Company’s 2014 Equity Incentive Plan (the “2014 Plan”), officers, employees and consultants may be granted options to purchase shares of the Company’s authorized but unissued common stock. Options granted under the 2014 Plan may be qualified as incentive stock options or non-qualified stock options. Qualified incentive stock options may only be granted to employees. As part of the Merger Transaction the 2014 Plan was terminated and a new 2020 Equity Incentive Plan (the “2020 Plan”) was approved by the Company’s Board of Directors (the “Board”) and the Company’s stockholders on October 30, 2020. As a result of the termination no additional grants can be issued under the 2014 Plan. The total number of shares of Class A common stock reserved for awards under the 2020 Plan initially equaled 11% of the fully diluted capitalization of the Company as of the closing of the Merger Transaction, or 9,707,040 shares of Class A common stock.

In accordance with the automatic share increase provision in the 2020 Plan, the total number of shares of Class A common stock reserved for awards will automatically be increased on the first day of each fiscal year beginning with the 2021 fiscal year in an amount equal to the lesser of (i) 5% of the outstanding shares on the last day of the immediately preceding fiscal year and (ii) such number of shares as determined by the Board. On January 1, 2021, an additional 3,838,275 shares were automatically made available for issuance under the 2020 Plan, which represented 5% of the number of shares of Class A common stock outstanding on December 31, 2020, resulting in a total of 13,545,315 shares reserved for awards under the 2020 Plan.

The Company has granted a total 4,465,861 Restricted Stock Units (“RSUs”) and 1,523,154 Performance Stock Units (“PSUs”) under the 2020 Plan through March 31, 2021. The number of shares of Class A common stock remaining available for future grants under the 2020 Plan is 7,556,300 as of March 31, 2021.

As part of the Merger Transaction, the Board and the Company’s stockholders approved the SOC Telemed, Inc. Employee Stock Purchase Plan (the “ESPP”) on October 30, 2020. Under the ESPP, eligible employees and eligible service providers of the Company or an affiliate will be granted rights to purchase shares of Class A common stock at a discount of 15% to the lesser of the fair value of the shares on the offering date and the applicable purchase date. The total number of shares of Class A common stock reserved for issuance under the ESPP initially equaled 2% of the fully diluted capitalization of the Company as of the closing of the Merger Transaction, or 1,764,916 shares. In accordance with the automatic share increase provision in the ESPP, the total number of shares of Class A common stock reserved for issuance will be automatically increased on the first day of each fiscal year, beginning with the 2021 fiscal year and ending on the first day of 2031 fiscal year, in an amount equal to lesser of (i) 1% of the total number of shares of Class A common stock outstanding on the last day of the calendar month prior to the date of such automatic increase and (ii) such number of shares as determined by the Board. No shares were added on January 1, 2021. In March 2021, the Board approved of the amendment and restatement of the ESPP to, among other things, implement an additional limitation of 1,000,000 shares of Class A common stock to the ESPP’s automatic share increase provision. The amendment and restatement of the ESPP is subject to the approval of the Company’s stockholders at the annual meeting to be held on June 3, 2021.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

13. STOCK-BASED COMPENSATION (cont.)

The Board establishes the options’ exercise prices, or the methodology used in determining the options’ exercise prices. The Board also establishes the vesting, expiration, and restrictions related to the options granted. Each option has an individual vesting period which varies per option subject to approval from Board of Directors. Generally, options expire after ten years or earlier if the optionee terminates their business relationship with the Company.

No stock options were granted for the three months period ended March 31, 2021 and year ended December 31, 2020. The fair value of each grant was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2021(1)	2020(2)
Weighted-average volatility	—	80.0%
Expected dividends	—	0.0%
Expected term (in years)	—	1 – 5
Risk-free interest rate	—	0.15% – 0.40%

____________

(1)      No new grants issued for the period ended March 31, 2021.

(2)      No new grants issued for the year ended December 31, 2020. These assumptions relate to option modifications in 2020.

During the year ended December 31, 2019, the Company granted options that would vest upon satisfying a performance condition, which was a liquidity event defined as a change in control. Since the Merger Transaction did not meet the definition of a change in control, the Company modified options to purchase 922,221 shares of Class A common stock to provide for the time-based vesting of these awards in connection with the Merger Transaction. As a result of the modification, the Company will recognize $7.4 million in stock-based compensation expense over a weighted-average period of 1.4 years from the date of the Merger Transaction. Outstanding expense for these modified options of $5.1 million as of March 31, 2021 is expected to be recognized over a weighted average period of 1.1 years

In connection with the Merger Transaction several awards were granted to current and former Executives of the Company:

•        A “Base Full Value Award” was promised to the current CEO of the Company with the award value of 3% of the Company’s outstanding shares at the closing of the Merger Transaction. The final terms of the award were not agreed to as of December 31, 2020; however the award required the Company to pay, in cash, on each applicable vesting (or payment) date the value of the award that would have vested on that date if the Base Full Value Award was not granted within 90 days of the closing of the Merger Transaction. The award had not been granted within 90 days of the closing of the Merger Transaction and the required cash payment was determined to be a liability-based award and was accrued for $4.2 million as of December 31, 2020. The liability was classified as Stock-based compensation liabilities in the balance sheet and included within selling, general and administrative expenses in the statements of operations.

On February 16, 2021 the award for the current CEO was modified and the stock-based compensation liabilities for the Base Full Value Award were replaced by new RSUs and PSUs granted on February 16, 2021. The Company revalued the cash liability award as of the modification date and recorded an additional cash liability of $1.7 million for the period until February 15, 2021. As a result of the modification the total cash liability of $5.9 million was reclassified from liability to equity and the related expense of $11.4 million will be recognized over 3.5 years

•        The CEO of the Company was deemed granted an award of PSUs equal to 15% of the Sponsor Earnout Shares during 2020 which award includes the same market vesting conditions as the Sponsor Earnout Shares as noted in Note 12 and described in Note 16 to the Company’s audited consolidated financial statements included in the Annual Report. The Company utilized a Monte Carlo simulation to determine the grant date fair value of $2.7 million. The award resulted in an expense of $1.3 million and $0 million for the three months ended March 31, 2021 and 2020, respectively.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

13. STOCK-BASED COMPENSATION (cont.)

The Company granted 3,404,541 new RSUs during the three months ended March 31, 2021, that are subject to service period vesting. The service period vesting requirements range from 3 to 5 years for all outstanding RSUs. The following table summarizes activity of RSUs for the three months ended March 31, 2021 and year ended December 31, 2020:

	Number of RSUs	Weighted- Average Fair Value
Outstanding RSUs at December 31, 2019	—	—
Granted	1,342,570	$9.95
Vested	(1,061,320)	(10.06)
Forfeited	—	—
Outstanding RSUs at December 31, 2020	281,250	$7.13
Granted	3,404,541	7.79
Vested	(25,946)	7.43
Forfeited	(16,151)	7.43
Outstanding RSUs at March 31, 2021	3,643,694	$7.94

The Company granted 1,523,154 new PSUs during the three months ended March 31, 2021, that are subject to vesting based on market-based vesting conditions. The PSUs granted have a dual vesting requirement based on the performance of the Company’s Class A common stock as well as a minimum service period requirement. The Company valued all outstanding PSUs applying an approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over each one of the components of the PSUs based on the appropriate probability distributions (which are based on commonly applied Black Scholes inputs). The fair value was determined by taking the average of the grant date fair values under each Monte Carlo simulation trial. The Company recorded $1.2 million and $0 expense for PSUs for the three months ended March 31, 2021 and 2020. The following table summarizes activity of PSUs for the three months ended March 31, 2021 as there were no PSUs granted for the year ended December 31, 2020:

	Number of PSUs	Weighted- Average Fair Value
Outstanding PSUs at December 31, 2020	—	—
Granted	1,523,154	$5.29
Vested	—	—
Outstanding PSUs at March 31, 2021	1,523,154	$5.29

The fair value of each grant made for three-month period ended March 31, 2021 was estimated on the grant date using the Monte Carlo simulation with the following assumptions:

	Three Months Ended March 31,
	2021	2020(1)
Current Stock Price	$7.43	—
Expected volatility	65.0%	—
Expected term (in years)	3.5	—
Risk-free interest rate	0.24% – 0.31%	—

____________

(1)      No PSUs were issued for the three-month period ended March 31, 2020.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

13. STOCK-BASED COMPENSATION (cont.)

The Company recognized $6.0 million and $0.1 million in stock-based compensation expense, which is included in selling, general and administrative expenses on the consolidated statements of operations, for the three months ended March 31, 2021 and 2020, respectively. As of March 31, 2020, the Company had $30.5 million of total unrecognized compensation cost, which is expected to be recognized as stock-based compensation expense over the remaining weighted-average vesting period of approximately 2.8 years. The Company received $0 and less than $0.1 million for the three months ended March 31, 2021 and 2020, respectively, for stock options exercised during each period. The intrinsic value of the options exercised was less than $0.1 million for each of the three months ended March 31, 2021 and March 31, 2020.

The following table summarizes stock option activity of the 2014 Plan for the three months ended March 31, 2021 and year ended December 31, 2020:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)
Outstanding stock options at December 31, 2019	8,264,941	$3.09	6.15

Granted	—	—
Exercised	(5,546,222)	3.13
Forfeited or expired	(1,175,557)	3.18
Outstanding stock options at December 31, 2020	1,543,162	$3.05	7.09

Granted	—
Exercised	(3,843)	8.49
Forfeited or expired	(25,896)	3.27
Outstanding stock options at March 31, 2021	1,513,423	$3.03	6.66

The intrinsic value of the outstanding options was $4.9 million and $7.4 million at March 31, 2021 and December 31, 2020, respectively.

14. NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock of the Company, including outstanding stock options, RSUs, PSUs, warrants, Sponsor Earnout Shares, unvested common stock and contingently redeemable preferred stock, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock of the Company outstanding would have been anti-dilutive.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

14. NET LOSS PER SHARE (cont.)

The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock (in thousands, except shares and per share amounts):

	Three Months Ended March 31,
	2021	2020
Numerator:
Net loss	$(12,595)	$(7,217)
Preferred stock dividends	—	(1,495)
Numerator for Basic and Dilutive EPS –Loss available to common stockholders	$(12,595)	$(8,712)

Denominator:
Common stock	75,815,273	34,050,607
Series I and Series J Common Warrants	—	294,590
Denominator for Basic and Dilutive EPS – Weighted-average common stock outstanding	75,815,273	34,345,197

Basic net loss per share	$(0.17)	$(0.25)
Diluted net loss per share	$(0.17)	$(0.25)

Since the Company was in a net loss position for all periods presented, net loss per share attributable to common stockholders was the same on a basic and diluted basis, as the inclusion of all potential common equivalent shares outstanding would have been anti-dilutive. Anti-dilutive common equivalent shares were as follows:

	March 31,
	2021	2020
Outstanding convertible Series H preferred stock	—	8,814,825
Outstanding common warrants	12,849,992	851,627
Outstanding options to purchase common stock	1,513,423	7,851,179
Unvested Sponsor Earnout Shares	1,875,000	—
Unvested RSUs	4,402,354	—
Unvested PSUs	1,523,154	—
Unvested common stock – business combination – Note 4	175,353	—
Total anti-dilutive common equivalent shares	22,339,276	17,517,631

15. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases three separate facilities under non-cancelable operating agreements expiring on December 31, 2021, October 31, 2022 and December 31, 2022, respectively. Rent expense is recognized on the straight-line method over the life of the lease and was approximately $0.1 million for the three months ended March 31, 2021 and 2020, respectively. Rent expense is included in selling, general and administrative expenses on the statements of operations.

The Company also leased telemedicine and office equipment under various non-cancelable operating leases through February 2021. Rent expense under these leases was less than $0.1 million for the three months ended March 31, 2021 and 2020, respectively, and included in cost of revenues on the statements of operations.

SOC Telemed, Inc. and Subsidiaries and Affiliates
Notes to Consolidated Financial Statements

15. COMMITMENTS AND CONTINGENCIES (cont.)

There was no sublease income for the three months ended March 31, 2021 and 2020. There were no future minimum sublease payments to be received under non-cancelable subleases as of March 31, 2021.

The following reflects the future minimum non-cancelable lease payments required under the above operating leases (in thousands):

Years ending December 31,	Amount
2021	$497
2022 and thereafter	164

Contingencies

The Company is involved in litigation and legal matters which have arisen in the normal course of business, including but not limited to medical malpractice matters. Although the ultimate results of these matters are not currently determinable, management does not expect that they will have a material adverse effect on the Company’s consolidated statements of financial position, results of operations, or cash flows.

16. INCOME TAXES

Income tax expense during interim periods is based on the Company’s estimated annual effective income tax rate plus any discrete items that are recorded in the period in which they occur. The Company’s tax rate is affected by discrete items that may occur in any given year, but may not be consistent from year to year.

The Company’s effective tax rate was 2.58% for the three months ended March 31, 2021. The Company’s effective tax rate was (0.01%) for the three months ended March 31, 2020. The income tax expense/(benefit) for the three months ended March 31, 2021 is attributable to U.S. state income tax and discrete release of valuation allowance associated with the acquisition of Access Physicians. The income tax expense/(benefit) for the three months ended March 31, 2020 is attributable to U.S. state income tax.

The realizability of the deferred tax assets, generated primarily from net operating loss carryforwards, is dependent upon future taxable income generated during the periods in which net operating loss carryforwards are available. Management considers projected future taxable income and tax planning strategies, which can be implemented by the Company in making this assessment. Since the history of cumulative losses provides strong evidence that it is unlikely that future taxable income will be generated in the periods net operating losses are available, management has established a valuation allowance equal to the net deferred tax assets.

There are no unrecognized income tax benefits for the three-month periods ended March 31, 2021 and 2020 and the Company does not anticipate any material changes in its unrecognized tax benefits in the next twelve months.

17. RELATED-PARTY TRANSACTIONS

As discussed in Note 10, Debt, in order to consummate the acquisition of Access Physicians and support the combined business after the transaction, SOC Telemed entered into a related-party subordinated financing with a significant stockholder, SOC Holdings, an affiliate of Warburg Pincus, for $13.5 million.

18. SUBSEQUENT EVENTS

The Company evaluated its financial statements for subsequent events through May 24, 2021, the date the financial statements were available to be reissued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements except as discussed below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
SOC Telemed, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOC Telemed, Inc. and its subsidiaries and affiliates (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Arlington, Virginia
March 30, 2021

We have served as the Company’s auditor since 2015.

SOC Telemed, Inc. and Subsidiaries and Affiliates
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares and per share amounts)
As of December 31,

	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents (from variable interest entities $1,942 and $3,509, respectively)	$38,754	$4,541
Accounts receivable, net of allowance for doubtful accounts of $447 and $538 (from variable interest entities, net of allowance $8,192 and $10,125, respectively)	8,721	10,545
Prepaid expenses and other current assets	1,609	843
Total current assets	49,084	15,929
Property and equipment, net	4,092	2,387
Capitalized software costs, net	8,935	7,647
Intangible assets, net	5,988	7,429
Goodwill	16,281	16,281
Deposits and other assets	559	321
Total assets	$84,939	$49,994

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable (from variable interest entities $692 and $1,882, respectively)	$2,809	$3,435
Accrued expenses (from variable interest entities $1,349 and $1,226, respectively)	8,293	6,078
Deferred revenues	610	516
Capital lease obligations	—	48
Stock-based compensation liabilities	4,228	—
Total current liabilities	15,940	10,077
Puttable option liabilities	—	1
Deferred revenues	923	807
Long term debt, net of unamortized discount and debt issuance costs	—	77,140
Contingent shares issuance liabilities	12,450	—
Other long-term liabilities (from variable interest entities $157 and $0, respectively)	560	—
Total liabilities	$29,873	$88,025

COMMITMENTS AND CONTINGENCIES (Note 21)

CONTINGENTLY REDEEMABLE PREFERRED STOCK
Redeemable convertible preferred stock, $0.001 par value; 0 and 8,838,825 shares authorized as of December 31, 2020 and 2019, respectively; 0 and 8,838,825 shares issued and outstanding as of December 31, 2020 and 2019, respectively; aggregate liquidation preference of $0 and $62,466 as of December 31, 2020 and 2019, respectively.	—	61,907

STOCKHOLDERS’ EQUITY (DEFICIT)
Class A common stock, $0.0001 par value; 500,000,000 and 53,428,720 shares authorized as of December 31, 2020 and 2019; 74,898,380 and 34,140,909 shares issued and outstanding at December 31, 2020 and 2019, respectively.	8	3
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; none issued and outstanding as of December 31, 2020 and 2019, respectively.	—	—
Treasury stock, 0 and 223,157 shares, at cost, as of December 31, 2020 and 2019	—	(768)
Additional paid-in capital	291,277	87,199
Accumulated deficit	(236,219)	(186,372)
Total stockholders’ equity (deficit)	55,066	(99,938)
Total liabilities, contingently redeemable preferred stock and stockholders’ equity (deficit)	$84,939	$49,994

The accompanying notes are an integral part of these consolidated financial statements.

SOC Telemed, Inc. and Subsidiaries and Affiliates
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except shares and per share amounts)
Years ended December 31,

	2020	2019
Revenues	$57,995	$66,200
Cost of revenues	38,542	40,213

Operating expenses
Selling, general and administrative	61,280	35,931
Changes in fair value of contingent consideration	—	(1,855)
Total operating expenses	61,280	34,076
Loss from operations	(41,827)	(8,089)

Other income (expense)
Gain on contingent shares issuance liabilities	4,237	—
Gain on puttable option liabilities	1	163
Interest expense	(12,227)	(10,308)
Total other expense	(7,989)	(10,145)
Loss before income taxes	(49,816)	(18,234)
Income tax expense	(31)	(8)
Net loss and comprehensive loss	$(49,847)	$(18,242)
Accretion of redeemable convertible preferred stock	(96,974)	(5,514)
Net loss attributable to common stockholders	$(146,821)	$(23,756)

Net loss per share attributable to common stockholders
Basic	$(3.55)	$(0.69)
Diluted	$(3.55)	$(0.69)

Weighted-average shares used to compute net loss per share attributable to common stockholders:
Basic	41,346,849	34,233,789
Diluted	41,346,849	34,233,789

The accompanying notes are an integral part of these consolidated financial statements.

SOC Telemed, Inc. and Subsidiaries and Affiliates
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share amounts)

	Common Stock(1)		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2018	34,129,376	$3	(90,302)	$(768)	$91,614	$(168,130)	$(77,281)
Exercise of stock options	11,533	—	—	—	20	—	20
Stock-based compensation	—	—	—	—	1,079	—	1,079
Accretion of stock issuance costs and dividends on Series H and Series I contingently redeemable preferred stock	—	—	—	—	(5,514)	—	(5,514)
Net loss	—	—	—	—	—	(18,242)	(18,242)
Balance, December 31, 2019	34,140,909	$3	(90,302)	$(768)	$87,199	$(186,372)	$(99,938)
Stock-based compensation	—	—	—	—	13,681	—	13,681
Accretion of stock issuance costs and dividends on Series H, I and J contingently redeemable preferred stock	—	—	—	—	(96,974)	—	(96,974)
Exercise of stock options, net of withholding taxes	2,643,694	—	—	—	(11,883)	—	(11,883)
Exercise of warrants	1,210,247	—	—	—	98	—	98
Redemption of Series H preferred stock through issuance of common stock	10,600,347	1	—	—	106,642	—	106,643
Retirement of treasury stock	(90,302)	—	90,302	768	(768)	—	—
Contingent shares issuance liabilities associated with the Merger and Recapitalization	—	—	—	—	(16,687)	—	(16,687)
Merger and Recapitalization, net of transaction costs	26,393,485	4	—	—	209,969	—	209,973
Net loss	—	—	—	—	—	(49,847)	(49,847)
Balance, December 31, 2020	74,898,380	$8	—	$—	$291,277	$(236,219)	$55,066

____________

(1)      As part of the Merger Transaction (as disclosed in Note 17), all per share information has been retroactively adjusted using an exchange ratio of 0.4047 per share.

The accompanying notes are an integral part of these consolidated financial statements.

SOC Telemed, Inc. and Subsidiaries and Affiliates
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
Years ended December 31,

	2020	2019
Cash flows from operating activities:
Net loss	$(49,847)	$(18,242)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	5,503	4,311
Stock-based compensation	17,909	1,079
(Gain) on puttable option liabilities	(1)	(163)
Change in fair value of contingent consideration	—	(1,855)
(Gain) on contingent shares issuance liabilities	(4,237)	—
Bad debt expense	85	200
Paid-in kind interest on senior debt	2,577	2,815
Amortization of debt issuance costs and accretion of original issuance discount	2,668	1,273

Change in assets and liabilities, net of acquisitions
Accounts receivable, net of allowance	1,739	(923)
Prepaid expense and other current assets	(395)	15
Deposits and other assets	(238)	43
Accounts payable	(1,062)	795
Accrued expenses and other liabilities	2,513	(9)
Deferred revenues	210	(105)
Net cash used in operating activities	(22,576)	(10,766)

Cash flows from investing activities:
Capitalization of software development costs	(4,309)	(3,880)
Purchase of property and equipment	(2,221)	(1,353)
Net cash used in investing activities	(6,530)	(5,233)

Cash flows from financing activities:
Principal payments under capital lease obligations	(75)	(134)
Proceeds from the issuance of debt, net of discount	5,960	12,867
Repayment of long-term debt	(88,345)	—
Issuance of contingently redeemable preferred stock, net of offering costs	10,938	3,798
Exercise of stock options and warrants	98	20
Stock repurchases from employees for tax withholdings	(11,883)	—
Liquidation of preferred stock (Series H, I and J)	(63,176)	—
Proceeds from merger and recapitalization, net of transaction costs	209,802	—
Net cash provided by financing activities	63,319	16,551

Net increase in Cash and cash equivalents	34,213	552
Cash and cash equivalents at beginning of year	4,541	3,989
Cash and cash equivalents at end of year	$38,754	$4,541

Supplemental disclosure of cash flow information:
Cash paid during the year for taxes	$31	$15
Cash paid during the year for interest	7,109	6,335

Supplemental schedule of non-cash investing and financing transactions:
Purchase of property and equipment reflected in accounts payable and accrued expenses at year end	$513	$15
Assets acquired under capital lease arrangements	26	110
Accretion of contingently redeemable preferred stock	96,974	5,514
Redemption of Series H preferred stock through issuance of common stock	106,642	—
Exercise of stock options	26,597	—
Exercise of warrants	11,765	—

The accompanying notes are an integral part of these consolidated financial statements.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

1.    ORGANIZATION AND DESCRIPTION OF BUSINESS

Healthcare Merger Corp. (“HCMC”) was incorporated in Delaware in September 2019 and formed as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Specialists On Call, Inc. was formed on July 14, 2004 as a Delaware C-Corporation doing business as SOC Telemed (“Legacy SOC Telemed”). On October 30, 2020, we completed the acquisition of Legacy SOC Telemed by and among us, Sabre Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of HCMC, Sabre Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of HCMC, and Legacy SOC Telemed. The transactions contemplated by the merger agreement between HCMC and Legacy SOC Telemed are collectively referred as the “Merger Transaction” or “Merger and Recapitalization”. As part of the Merger Transaction, HCMC changed its name from Healthcare Merger Corp. to SOC Telemed, Inc. See Note 4 for additional information.

SOC Telemed, Inc. and Subsidiaries and Affiliates (collectively, the “Company”, “SOC Telemed”, and “SOC”) is committed to improving patient care by providing advanced, real-time telemedicine and the highest quality critical consultation services by connecting emergency physicians with critical care experts 24 hours a day, every day of the year. The Company is a health services management company that is responding to the need for rapid, effective treatment of emergency patients and the shortage of critical care experts. The Company operates as a single operating and reportable segment.

As discussed in Note 25, on March 26, 2021, the Company entered into an equity purchase agreement (the “Agreement”) to acquire Access Physicians Management Services Organization, LLC (“Access Physicians”). Pursuant to the Agreement, SOC Telemed acquired Access Physicians with a combination of cash, shares, and contingent consideration.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SOC Telemed, Inc. and its Subsidiaries and Affiliates and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

As of December 31, 2020 and 2019, SOC Telemed, Inc. is party to four Administrative Agreements in Georgia, California, Texas and New Jersey by and among it and the professional corporations (the “Tele-Physicians Practices”) pursuant to which each professional corporation provides services to SOC Telemed, Inc. Each Tele-Physician Practice is established pursuant to the requirements of its respective domestic jurisdiction governing the corporate practice of medicine. As discussed in Note 5, Variable Interest Entities, SOC Telemed, Inc. holds a variable interest in the Tele-Physician Practices and, accordingly, the Tele-Physician Practices are considered variable interest entities (“VIE” or “VIEs”) which are denominated Affiliates for consolidation purposes.

The accompanying consolidated financial statements include the accounts of the Company. All intercompany balances and transactions are eliminated upon consolidation.

The Merger Transaction was accounted for as a reverse recapitalization as Legacy SOC Telemed was determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations. This determination was primarily based on Legacy SOC Telemed comprising the ongoing operations of the combined entity, Legacy SOC Telemed’s senior management comprising the majority of the senior management of the combined company, and the prior shareholders of Legacy SOC Telemed having a majority of the voting power of the combined entity. In connection with the Merger Transaction, the outstanding shares of Legacy SOC Telemed preferred stock was redeemed for cash and shares of the Company’s Class A common stock and the outstanding shares of Legacy SOC Telemed common stock were converted into Class A common stock of the Company, representing a recapitalization, and the net assets of the Company were acquired at historical cost, with

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

no goodwill or intangible assets recorded. Operations and assets and liabilities of the Company prior to the Merger Transaction in these financial statements are those of Legacy SOC Telemed. As a result, these financial statements represent the continuation of Legacy SOC Telemed and the historical shareholders’ deficit exclusive of common stock and loss per share of Legacy SOC Telemed prior to the Merger Transaction have been retrospectively adjusted for the Merger Transaction using an exchange ratio of 0.4047. The accumulated deficit of Legacy SOC Telemed has been carried forward after the Merger Transaction. See Note 4 for additional information.

COVID — 19 Outbreak

The recent outbreak of the novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States on March 13, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts on the Company’s operating results, financial condition and cash flows. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impacts.

While not currently known, the full impact of COVID-19 could have a material impact on the operations of our business. For the year ended December 31, 2020 our variable revenues decreased as a result of the lower volume of consultations due to the COVID-19 pandemic with corresponding impacts on our cost of sales due to declined demand for physicians. For more details, see Going Concern Consideration below.

The Company continues to closely monitor the current macro environment related to monetary and fiscal policies, as well as pandemics or epidemics, such as the recent COVID-19 outbreak.

Going Concern Consideration

Under Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40) (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the financial statements are issued.

As of December 31, 2020, the Company has experienced negative cash flows and losses from operations each year since inception and has an accumulated deficit of $236.2 million. The Company incurred net losses of $49.8 million and $18.2 million for the years ended December 31, 2020 and 2019, respectively, and cash outflows from operations of $22.6 million and $10.8 million for the years ended December 31, 2020 and 2019, respectively. In March 2020, the World Health Organization declared the 2019 novel coronavirus, or COVID-19, a global pandemic. The Company experienced a reduction in service utilization in and around the same time and consequently experienced a decrease in revenue and margin. The Company immediately responded by adjusting variable costs, including physician fees, travel expenses, and other discretionary spending to preserve margins which included real time assessment of physician coverage needs to appropriately align with changes in utilization experienced as a result of the COVID-19 pandemic. The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of the business and continuously modifying operational protocols, cost structure, and discretionary spending to evolving business conditions. Notwithstanding these efforts, the Company expects that its operating losses and negative cash flows will continue for the foreseeable future. The Company expects that its cash and cash equivalents of $38.8 million as of December 31, 2020 and cash proceeds of $96.5 million received through the issuance of debt in March 2021 will be sufficient to fund its operating expenses, capital expenditure requirements and debt service obligations for at least the

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

next 12 months from the issuance of these financial statements, based upon the Company’s current operating plan and its acquisition of Access Physicians Management Services Organization, LLC (“Access Physicians”) in March 2021. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company has historically funded its operations through the issuance of preferred stock and long-term debt. Until such time, if ever, as the Company can generate substantial revenues and positive operating cash flows, the Company will likely finance its cash needs through a combination of public or private equity offerings or debt financings. The Company may not be able to obtain funding on acceptable terms, or at all. If the Company is unable to raise additional funds as and when needed, it would have a negative impact on the Company’s financial condition, which may require the Company to delay, reduce or eliminate certain activities and reduce or eliminate discretionary operating expenses, which could constrain the Company’s ability to pursue its business strategies.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally insured limits.

For the years ended December 31, 2020 and 2019 no client accounts for more than 10% of the Company’s accounts receivable or total revenues.

Business Combination

The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date. The Company allocates the fair value of purchase consideration to the assets acquired and liabilities assumed, based on their estimated fair values. The excess of the fair value of purchase consideration over the value of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the fair value of acquired intangible assets. The Company may adjust the preliminary purchase price allocation, as necessary, for up to one year after the acquisition closing date if it obtains more information regarding asset valuations and liabilities assumed. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents.

Accounts Receivable

The Company carries its accounts receivable at net realizable value. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of the Company’s clients to pay their invoices. The allowance for doubtful accounts is calculated based on a specific reserve for identified at risk balances considering the Company’s history of write-offs and collections as well as current credit conditions. If the financial condition of the Company’s clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of property and equipment acquired under capital lease arrangements represents the lesser of the present value of the minimum lease payments or the fair value of the leased asset as of the inception of the lease. Depreciation expense is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Software	3 years
Computer Equipment	3 years
Furniture and Fixtures	3 years
Telemedicine Equipment	2 to 5 years
Leasehold Improvements	Shorter of remaining lease term or the economic life

Depreciation of leasehold improvements is computed using the shorter of the remaining lease term or the economic life. Telemedicine equipment consists of computer equipment and monitors, optical equipment, and accessories that allow doctors and others in separate locations to communicate and collaborate with each other. Depreciation expense for telemedicine equipment and software is included within cost of revenues, while depreciation for all other assets is included within selling, general and administrative expenses in the statements of operations. Upon installation of the telemedicine equipment at the client’s location, the Company retains title to the equipment, which is held and used by the client and thus is retained on the Company’s books or financed through operating and capital leases with third parties. Telemedicine equipment that has not yet been installed is not depreciated. At December 31, 2020 and 2019 the Company has $0.1 million and $0.2 million of uninstalled telemedicine equipment classified as work in progress within Property and equipment, net on the consolidated balance sheets.

Expenditures for major renewals and improvements are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred and included within selling, general and administrative expenses in the statements of operations.

Capitalized Software Costs

The Company capitalizes the cost of developing internal-use software, consisting primarily of personnel and related expenses (including stock-based compensation and employee taxes and benefits) for employees and third parties who devote time to their respective projects. The Company also capitalizes avoidable interest costs as the amount of interest that could have been avoided if funds were used to pay off the debt instead of developing the asset. Capitalized interest costs were $0.1 million for each of the years ended December 31, 2020 and 2019. Capitalization of software costs occurs during the application development stage. Software costs incurred during the preliminary project and post implementation stages are expensed as incurred. The application development stage occurs when the research stage is complete and management has committed to a project to develop software that will be used for its intended purpose. Any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software are also capitalized. Depreciation of capitalized software costs are recorded as a component of telemedicine equipment and software depreciation within cost of revenues on the statements of operations on a straight-line basis over their estimated useful life of four years and begins once the project is substantially complete and the software is ready for its intended purpose.

Intangibles Assets

All intangible assets were acquired in connection with the acquisitions of NeuroCall Holdings, LLC and its subsidiaries (“NeuroCall”) on January 31, 2017, and JSA Health Corporation (“JSA Health” or “JSA”) on August 14, 2018 and are amortized over their estimated useful lives based on the pattern of economic benefit derived from each asset. Intangible assets resulting from these acquisitions include hospital contracts relationships, non-compete agreements and trade names. Hospital contracts relationships are amortized over a period of 6 to 10 years using a

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

straight-line method. Non-compete agreements are amortized over a period of 4 to 5 years using the straight-line method. The trade names represented by NeuroCall and JSA Health are amortized over 5 and 4 years, respectively, using the straight-line method.

Impairment of Goodwill

Goodwill is tested for impairment on an annual basis as of December 31 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company operates as one operating segment, which the Company has determined to be one reporting unit for the purposes of impairment testing. The Company compares the estimated fair value of a reporting unit to its book value, including goodwill. If the fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the book value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The fair value of the reporting unit is determined using various techniques, including market cap determined from the public stock price, multiple of earnings and discounted cash flow valuation methodologies. Determining the fair value of the reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include changes in revenue and operating margins used to project future cash flows, discount rates, valuation multiples of entities engaged in the same or similar lines of business, and future economic and market conditions.

The Company’s annual goodwill impairment tests performed on December 31, 2020 and 2019 resulted in no impairment charges for the years ended December 31, 2020 and 2019.

Impairment of Long-Lived Assets

The Company determines whether long-lived assets are to be held for use or disposal. The Company monitors its long-lived assets for events or changes in circumstances that indicate that their carrying values may not be recoverable. Upon indication of possible impairment of long-lived assets held for use, the Company evaluates the recoverability of such assets by measuring the carrying amount of the long-lived asset group against the related estimated undiscounted future cash flows of the long-lived asset group. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value. No impairments were recorded during the years ended December 31, 2020 and 2019.

Stock-Based Compensation

The Company accounts for all employee stock-based payments in accordance with the provisions of Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation. This model requires companies to measure the cost of stock-based awards to employees based on the grant-date fair value of the award using an option pricing model, and to recognize that cost over the period during which an employee is required to provide service in exchange for the award. An award’s value is expensed over the award’s requisite service period, which is generally the vesting period, on a straight-line basis or on a graded basis as determined by the underlying award, net of estimated pre-vesting forfeitures. The Company has estimated forfeitures based on historical experience and revises the rates, as necessary, if actual forfeitures differ from initial estimates.

The Company estimates the grant-date fair value of each award using the Black-Scholes model. Assumptions used when valuing options using the Black-Scholes model are: the underlying stock price, expected stock volatility, expected option term, expected dividend yield, and the risk-free interest rate. Expected stock volatility is determined using weekly average historical stock prices of comparable public companies’ common stock for a period generally equal to the expected term of the options. Expected option term is determined by computing the weighted average of

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

an award’s contractual and vesting terms, also known as the simplified method. The Company does not have a history of declaring dividends on common stock and does not expect to in the near term, therefore, the dividend yield is 0%. The risk-free interest rate is equal to interest rates paid on U.S. treasuries for periods equal to the expected term.

Long Term Debt

The Company previously had entered into a term loan facility, which is divided into tranches. The Company capitalized costs related to the issuance of debt under the provisions of ASC Subtopic 835-30, Interest — Imputation of Interest. Debt issuance costs and discounts related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability and are subsequently amortized to interest expense at an effective interest rate over the life of the related loan. Debt issuance costs related to line-of-credit arrangements are presented in the consolidated balance sheets as an asset and are subsequently amortized ratably over the term of the line-of-credit arrangement. Amortization of debt issuance costs is included as a component of interest expense in the Company’s consolidated statements of operations. Cash interest payments were due quarterly on March 31, June 30, September 30, and December 31 each year. Interest is expensed monthly. Paid in-kind interest (“PIK”) was accrued monthly at the contracted rate over the period of the loan and included in the principal balance.

Contingent Shares Issuance Liabilities and Puttable Option Liabilities

The Company recognizes derivatives as either an asset or liability measured at fair value in accordance with ASC 815, Derivatives and Hedging. The puttable options were the Company’s derivative financial instruments and were recorded in the consolidated balance sheets at fair value. The Company does not enter into derivative transactions for speculative or trading purposes. Contingent shares issuance liabilities reflect the Company’s liability to provide a variable number of shares to HCMC’s sponsor and its permitted transferees, if certain publicly traded stock prices are met at various points in time. The liability was recorded at fair value at the date of the Merger Transaction and is revalued at each reporting period using a Monte Carlo simulation that factors in the current price of the Company’s Class A common stock, the estimated likelihood of a change in control, and the vesting criteria of the award.

Contingently Redeemable Preferred Stock

The redemption provisions of the Company’s Series H, I and J preferred stock were outside the Company’s control, and as such the Company has recorded its contingently redeemable preferred stock outside of stockholders’ deficit. The Company’s outstanding contingently redeemable preferred stock was issued at a discount to its redemption price. The discount reflects stock issuance costs which were recorded as a reduction of the preferred share balance as well as cumulative dividends on the Series H, I and J preferred stock. The Company accreted its contingently redeemable preferred stock to the stock’s redemption value over the period from issuance to the earliest redemption date, such that the carrying amount of the securities would equal the redemption value inclusive of accrued but unpaid dividends at the earliest redemption date. The accretion to redemption value for the Company’s Series H, I and J preferred stock were recorded as a charge to additional paid-in capital, in the absence of retained earnings, with a corresponding increase to contingently redeemable preferred stock.

Revenue Recognition

The Company recognizes revenue using a five-step model:

1)      Identify the contract(s) with a client;

2)      Identify the performance obligation(s) in the contract;

3)      Determine the transaction price;

4)      Allocate the transaction price to the performance obligations in the contract; and

5)      Recognize revenue when (or as) it satisfies a performance obligation.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company enters into service contracts with hospitals or hospital systems, physician practice groups, and other users. Under the contracts, the clients pay a fixed monthly fee for physician consultation services. The fixed monthly fee provides for a predetermined number of monthly consultations. Should the number of consultations exceed the contracted amount, the clients also pay a variable consultation fee for the additional service. To facilitate the delivery of the consultation services, the facilities use telemedicine equipment, which can be provided and installed by the Company. The Company also provides the hospitals with user training, maintenance and support services for the telemedicine equipment used to perform the consultation services. Prior to the start of a contract, clients generally make upfront nonrefundable payments to the Company when contracting for Company training, maintenance, equipment, and implementation services.

Our client contracts typically range in length from 1 to 3 years, with an automatic renewal process. We typically invoice our clients for the monthly fixed fee in advance. Our contracts typically contain cancellation clauses with advance notice, therefore, we do not believe that we have any material outstanding commitment for future revenues beyond one year from the end of a reporting period.

Revenues are recognized when the Company satisfies its performance obligation to stand ready to provide telemedicine consultation services as requested. The consultations covered by the fixed monthly fee and obligation to stand-by and be ready to provide these consultations represented 70% and 62% of revenues for the years ended December 31, 2020 and 2019, respectively. Consultations that incur a variable fee due to the monthly quantity exceeding the number of consultations in the contract represented 30% and 38% for the years ended December 31, 2020 and 2019, respectively. The remainder of the revenues was attributable to monthly or annual technology and support fees, and the amortization of deferred revenues for implementation services.

Upfront nonrefundable fees do not result in the transfer of a promised goods or service to the client, therefore, the Company defers this revenue and recognizes it over the average client life of 48 months. Deferred revenue consists of the unamortized balance of nonrefundable upfront fees and maintenance fees which are classified as current and non-current based on the timing of when the Company expects to recognize revenue. The Company recognized $1.1 million and $1.2 million for the years ended December 31, 2020 and 2019, respectively, of revenue into the income statement that had previously been deferred and recorded on the balance as a deferred revenue liability.

Advertising

Advertising costs include public relations, trade shows, market research, and general promotional items and are expensed as incurred. The Company has recorded advertising expenses of $0.9 million and $0.7 million within selling, general and administrative expenses in the statements of operations for the years ended December 31, 2020 and 2019.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes interest and penalties associated with tax matters as part of income tax expenses and includes accrued interest and penalties with the related tax liability in the consolidated balance sheets.

Significant judgement is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions on a regular basis. Its evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of audits, and effective

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

settlement of audit issues. The Company accounts for uncertain tax positions by recognizing a tax benefit or liability at the largest amount that, in its judgement, is more than 50% likely to be realized or paid based upon technical merits of the position.

Contingencies

In accordance with ASC 450, Accounting for Contingencies, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgement is required to determine both the probability and the estimated amount. The Company reviews contingencies at least quarterly and adjusts accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. At this time, the Company has no accrual related to lawsuits, claims, investigations and proceedings.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions about future events that affect the amounts reported in its consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. On an ongoing basis, management evaluates these estimates, judgments and assumptions. Significant estimates and assumptions are included within, but not limited to: (1) revenue recognition, including the determination of the client relationship period, (2) accounts receivable and allowance for doubtful accounts, (3) long-lived asset recoverability, (4) useful lives of long-lived and intangible assets, (5) stock-based compensation, option and warrant liabilities, (6) fair value of identifiable purchased tangible and intangible assets in a business combination, (7) market cap determined from the public stock price for goodwill impairment testing, (8) fair value measurements, and (9) the provision for income taxes and related deferred tax accounts. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

The Company is unable to predict the full impact that COVID-19 will have on its financial position, operating results, and cash flows due to numerous uncertainties. The extent to which COVID-19 impacts the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain the virus or treat its impact, among others. The Company’s consolidated financial statements presented herein reflect the latest estimates and assumptions made by management that affect the reported amounts of assets and liabilities and related disclosures as of the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented. Actual results may differ significantly from these estimates and assumptions.

Emerging Growth Company

As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use the extended transition period under the JOBS Act until such time the Company is not considered to be an EGC. The adoption dates are discussed in the section below to reflect this election.

The Company is also a smaller reporting company as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. The Company will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the Class A common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) annual revenues exceeded $100 million during such completed fiscal year and the market value of the Class A common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

To the extent the Company takes advantage of such reduced disclosure obligations, it may also make the comparison of its financial statements with other public companies difficult or impossible.

Recently Issued Accounting Pronouncements

Accounting pronouncements issued and adopted

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (“Topic 820”), which modifies, removes and adds certain disclosure requirements on fair value measurements. The new guidance was required for the Company for the annual reporting period beginning January 1, 2020 and interim periods within that fiscal year. The Company adopted this guidance starting from January 1, 2020, however, there was no material impact resulting from the adoption of this pronouncement.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the revised guidance requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Subsequent to the issuance of ASU 2014-09, the FASB also issued several updates related to ASU 2014-09 including deferring its adoption date. As per the latest ASU 2020-05, issued by the FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. The revised guidance is required to be applied retrospectively to each prior reporting period presented or modified retrospectively applied with the cumulative effect of initially applying it recognized at the date of initial application. The Company adopted this standard on January 1, 2020 utilizing the modified retrospective approach. The Company underwent a process of identifying the various types of revenue streams, performed an evaluation of the components of the associated contractual arrangements and determined that the adoption of the new standard did not have a material impact on the consolidated financial statements.

Accounting pronouncements issued but not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets for all leases with lease terms greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. The Company will be adopting this guidance for the annual reporting period beginning January 1, 2022, and interim reporting periods within annual reporting period beginning January 1, 2023. This will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The Company is in the process of evaluating the impact that the pronouncement will have on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments — Credit Losses (“Topic 326”) Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. As per the latest ASU 2020-02, the FASB deferred the timelines for certain small public and private entities. The new guidance will be adopted by the Company for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the Company’s consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify various aspects related to accounting for income taxes. The Company is expecting to adopt the guidance from annual periods beginning after December 15, 2021 and interim periods beginning December 15, 2022. The Company is currently evaluating the impact that the pronouncement will have on the consolidated financial statements.

3.    SEGMENT INFORMATION

The Company’s Chief Operating Decision Maker (“CODM”), its Chief Executive Officer (“CEO”), reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating its financial performance. Accordingly, the Company has determined that it operates in a single reportable segment: health services management. All of the Company’s operations and assets are located in the United States, and all of its revenues are attributable to United States clients.

4.    BUSINESS COMBINATION

Merger with Healthcare Merger Corp.

On October 30, 2020, HCMC, a special purpose acquisition company, consummated a business combination with Legacy SOC Telemed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, HCMC merged with Legacy SOC Telemed, with Legacy SOC Telemed being treated as the accounting acquirer, and the Merger Transaction reflected as a reverse recapitalization, with HCMC treated as the accounting acquiree. Under this method of accounting, the consolidated financial statements of Legacy SOC Telemed are the historical financial statements of the Company. The net assets of HCMC were stated at historical costs, with no goodwill or other intangible assets recorded in accordance with U.S. GAAP, and are consolidated with Legacy SOC Telemed’s financial statements on the closing date of the Merger Transaction. The shares and net loss per share available to holders of Legacy SOC Telemed’s common stock prior to the Merger Transaction have been retroactively restated as shares reflecting the exchange ratio of 0.4047 established in the Merger Agreement.

As a result of the Merger Transaction, Legacy SOC Telemed shareholders received aggregate consideration of $720.6 million, consisting of:

•        $64.6 million in cash at the closing of the Merger Transaction from HCMC;

•        $168.0 million in cash proceeds from a private placement (“PIPE”) of Class A Common stock that closed concurrently with the Merger Transaction; and

•        48,504,895 shares of Class A common stock valued at $10.06 per share, totaling $488.0 million.

In addition, 1,875,000 shares of the Company’s Class A common stock was provided to HCMC’s sponsor, which are subject to forfeiture if the Company’s Class A common stock does not meet certain market price thresholds following the Merger Transaction. As of December 31, 2020, none of these shares have been released from such restrictions.

Upon receipt of the aggregate proceeds, the Company redeemed certain Legacy SOC Telemed preferred shareholders for $63.2 million in cash and paid off all existing debt (principal and interests) for $90.3 million in cash. In connection with the Merger Transaction, the Company and HCMC incurred direct and incremental costs of approximately $22.7 million related to the equity issuance, consisting primarily of banking, legal, accounting, and other professional fees, which were recorded to Additional Paid-In Capital as a reduction of proceeds. The Company and HCMC also incurred $0.3 million insurance costs to support the transaction, which were recorded to Prepaid

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

4.    BUSINESS COMBINATION (cont.)

expenses and other current assets and Deposits and other assets. In addition, the Company and HCMC incurred $2.8 million of costs related to transaction bonuses paid to key employees and directors and other professional fees, which were included in selling, general, and administrative expenses in the consolidated statement of operations for the year ended December 31, 2020.

5.    VARIABLE INTEREST ENTITIES

SOC Telemed, Inc. holds a variable interest in the Tele-Physicians Practices which contract with physicians in order to provide services to the clients. SOC Telemed, Inc. and the Tele-Physicians Practices have entered into a management services agreement with each other. Under these agreements, SOC Telemed, Inc. agrees to serve as the sole and exclusive administrator of all non-clinical, day-to-day operations and business functions required for the operation of each Tele-Physicians Practice, including business support services, contracting support with clients and payers, accounting, billing and payables support, technology support, licensing exclusive telemedicine technologies, and working capital support to cover the expenses of each Tele-Physicians Practice. The Tele-Physicians Practices are considered variable interest entities (“VIE” or “VIEs”) since they do not have sufficient equity to finance their activities without additional subordinated financial support. An enterprise having a controlling financial interest in a VIE must consolidate the VIE if it has both power and benefits — that is, it has (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (power) and (2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). Under the management services agreements, SOC Telemed, Inc. has the power and rights to direct all non-clinical activities of the professional corporations and funds and absorbs all losses of the VIEs. Therefore, each of the Tele-Physicians Practices are consolidated with SOC Telemed, Inc.

NeuroCall and JSA Health are wholly owned subsidiaries and as such are consolidated by SOC Telemed, Inc. JSA Health comprises four entities: JSA Health Corporation (“Corporate”), JSA Health California LLC (“LLC”), JSA Health California PC (“CAPC”), and JSA Health Texas PLLC (“PLLC”). CAPC and PLLC are medical practices (the “Medical Practices”) and Corporate and LLC provide management services to the Medical Practices (the “Management Companies”). More specifically, Corporate and PLLC have entered into a management services agreement with each other, and LLC and CAPC have entered into a management services agreement with each other. As a result, Corporate and LLC hold variable interests in their respective Medical Practices which contract with physicians in order to provide services to Corporate and LLC. The Medical Practices are considered VIEs since they do not have sufficient equity to finance their activities without additional subordinated financial support. These relationships are similar to the relationship between SOC Telemed, Inc. and the Tele-Physician Practices. Therefore, each of the Medical Practices are consolidated with JSA Health.

SOC Telemed, Inc. consolidates certain VIEs for which it was determined to be the primary beneficiary. The assets of the consolidated VIEs may only be used to settle obligations of the consolidated VIEs, if any. In addition, there is no recourse to the Company for the consolidated VIEs’ liabilities. SOC Telemed, Inc. reassesses whether changes in the facts and circumstances regarding the Company’s involvement with a VIE could cause a change in its conclusions related to consolidation. Changes in consolidation status are applied prospectively.

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. The Company has no assets or liabilities valued with Level 2 inputs.

Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Liabilities historically valued with Level 3 inputs on a recurring basis are warrants and puttable stock options. As of December 31, 2020 the Company’s outstanding liability consisted of only contingent shares issuance liabilities and as of December 31, 2019 the Company’s outstanding liability consisted of only puttable stock options.

As a result of the JSA Health acquisition in 2018, the Company measured its contingent consideration at fair value determined at Level 3. The Company estimated the fair value of contingent consideration as the present value of the expected contingent payments, determined using an Option Pricing Model and Discounted Cash Flow methods. The contingent consideration was totally reversed in 2019 and no payment was made. Therefore, the Company had $0 contingent consideration liabilities due as of December 31, 2020 and 2019. The change in fair value of the Company’s contingent liability was recorded in other expenses as “Change in fair value of contingent consideration” in the consolidated statements of operations. For the years ended December 31, 2020 and 2019, the Company recognized a gain of $0 and $1.9 million in changes in fair value of contingent consideration on the consolidated statement of operations.

As a result of the merger with HCMC on October 30, 2020, the Company measured its contingent shares issuance liabilities at fair value determined at Level 3. In order to capture the market conditions associated with the contingent shares issuance liabilities, the Company applied an approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over each one of the components of the contingent shares issuance liabilities’ contractual lives based on the appropriate probability distributions and making assumptions about potential changes in control of the Company. The fair value was determined by taking the average of the fair values under each Monte Carlo simulation trial. As a result $4.2 million was recognized and included as gain on contingent share issuance liabilities in the statements of operations. Refer to Note 16 for further details.

Puttable option liabilities’ fair value are computed using the Black-Scholes model. Refer to Note 14 for further details.

The carrying value of Cash and Cash Equivalents approximate their fair value because of the short-term or on demand nature of these instruments.

There were no transfers between fair value measurement levels during the years ended December 31, 2020 and 2019.

The following tables presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

Fair Value Measurements as of December 31, 2020 Using:
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$38,754	$38,754	—	—	$38,754
Total	$38,754	$38,754	—	—	$38,754

Liabilities
Contingent shares issuance liabilities	$12,450	$—	$—	$12,450	$12,450
Total	$12,450	$—	$—	$12,450	$12,450

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

Fair Value Measurements as of December 31, 2020 Using:
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$4,541	$4,541	—	—	$4,541
Total	$4,541	$4,541	—	—	$4,541

Liabilities
Puttable option liabilities	$1	$—	—	$1	$1
Total	$1	$—	—	$1	$1

The following table represents a reconciliation of Puttable option liabilities fair value measurements using the significant unobservable inputs (Level 3) (in thousands):

	Puttable Option Liabilities
	Shares	Fair Value (in thousands)
Balance, December 31, 2018	154,764	$164
Shares expired unexercised	(32,376)	(22)
Change in fair value	—	(141)
Balance, December 31, 2019	122,388	$1
Shares expired unexercised	(12,141)	(4)
Change in fair value	—	521
Shares exercised	(110,247)	(518)
Balance, December 31, 2020	—	$—

The following table represents a reconciliation of contingent consideration fair value measurements using the significant unobservable inputs (Level 3) (in thousands):

Contingent Consideration
Balance as of December 31, 2018	$1,855
(Gain) recognized in statements of operations	(1,855)
Payments	—
Balance as of December 31, 2019	$—

The following table represents a reconciliation of the contingent shares issuance liabilities fair value measurements using the significant unobservable inputs (Level 3) (in thousands):

Contingent shares issuance liabilities
Balance as of December 31, 2019	$—
Contingent shares issuance liabilities	16,687
(Gain) recognized in statements of operations	(4,237)
Balance as of December 31, 2020	$12,450

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

7.    PROPERTY AND EQUIPMENT

At December 31, 2020 and 2019 property and equipment consisted of the following (in thousands):

	2020	2019
Telemedicine equipment	$9,249	$6,435
Software	1,386	1,358
Work in progress	115	234
Computer equipment	779	757
Furniture and fixtures	328	328
Leasehold improvements	568	568
	$12,425	$9,680
Less accumulated depreciation	(8,333)	(7,293)
Total	$4,092	$2,387

Telemedicine equipment includes $0.5 million and $0.5 million at December 31, 2020 and 2019 of equipment acquired under capital lease agreements.

For the years ended December 31, 2020 and 2019 depreciation expense for all assets except telemedicine equipment was $0.1 million and $0.2 million, respectively and included in selling, general and administrative expenses on the statements of operations. Depreciation expense for telemedicine equipment is included within in cost of revenues on the statements of operations and was $0.9 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively.

8.    CAPITALIZED SOFTWARE COSTS

At December 31, 2020 and 2019 capitalized software costs consisted of the following (in thousands):

December 31, 2020	Useful Life	Gross Value	Accumulated Depreciation	Net Carrying Value
Capitalized software development costs	4 years	$15,844	$(6,909)	$8,935
December 31, 2019	Useful Life	Gross Value	Accumulated Depreciation	Net Carrying Value
Capitalized software development costs	4 years	$11,535	$(3,888)	$7,647

The software development costs capitalized were $4.3 million and $3.9 million for the years ended December 31, 2020 and 2019, respectively. Depreciation expense for capitalized software costs included within cost of revenues on the statements of operations was $3.0 million and $2.2 million for the years ended December 31, 2020 and 2019, respectively.

9.    GOODWILL

Goodwill resulted from acquisitions of NeuroCall on January 31, 2017, and JSA Health on August 14, 2018. The asset was $16.3 million for the years ended December 31, 2020 and 2019.The Company performed its annual impairment test in December. There were no indications of impairment as of and for the years ended December 31, 2020 and 2019.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

10.    INTANGIBLE ASSETS

At December 31, 2020 and 2019 intangible assets consisted of the following (in thousands):

December 31, 2020	Useful Life	Gross Value	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Hospital contracts relationships	6 to 10 years	$8,480	$(3,085)	$5,395	6.5
Non-compete agreements	4 to 5 years	45	(32)	13	2.0
Trade names	4 to 5 years	1,810	(1,230)	580	1.4
Intangible assets, net		$10,335	$(4,347)	$5,988	5.8
December 31, 2019	Useful Life	Gross Value	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Hospital contracts relationships	6 to 10 years	$8,480	$(2,066)	$6,414	7.5
Non-compete agreements	4 to 5 years	45	(21)	24	3.0
Trade names	4 to 5 years	1,810	(819)	991	2.4
Intangible assets, net		$10,335	$(2,906)	$7,429	6.8

The amortization expense for intangible assets was $1.4 million and $1.4 million for each of the years ended December 31, 2020 and 2019, respectively, which are included within the selling, general and administrative expenses on the statements of operations.

Periodic amortization that will be charged to expense over the remaining life of the intangible assets as of December 31, 2020 is as follows (in thousands):

Years ending December 31,	Amortization Expense
2021	1,437
2022	1,194
2023	629
2024	590
Thereafter	2,138
$5,988

11.    DEBT

Related party — Convertible Bridge Notes Payable

On September 1, 2020, Legacy SOC Telemed entered into a convertible bridge note purchase agreement (the “Bridge Notes”, the “Bridge Note Agreement”) with its controlling stockholder, SOC Holdings LLC (“SOC Holdings” and “the Lead Investor”). SOC Holdings constitutes a related party of the Company, pursuant to ASC 850, Related Parties. As part of the preparation to consummate the Merger Transaction, in August 2020, two entities affiliated with Warburg Pincus (“WP”) committed to fund up to $15.0 million available from August 2020 through December 31, 2021, subject to ongoing evaluations between the parties following the closing of the Merger Transaction. After Legacy SOC Telemed borrowed $2 million in September 2020, WP subsequently recommitted to fund up to $15.0 million available from September 2020 through December 31, 2021, subject to ongoing evaluations between the parties following the closing of the Merger Transaction, under a new support letter dated September 23, 2020, that superseded and replaced the August support letter.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

11.    DEBT (cont.)

Under the Bridge Note Agreement, Legacy SOC Telemed was permitted to borrow aggregate principal of up to $8.0 million, pursuant to an initial closing and potential additional closings on or before January 29, 2021. As discussed above, the initial closing of $2.0 million occurred on September 3, 2020. Two additional closings of $2.0 million each occurred on September 28, 2020 and October 13, 2020 respectively.

The terms of the Bridge Notes are summarized as follows:

•        Annual interest rate: 13% paid “in-kind” (PIK), compound quarterly based on a 365 day year.

•        Stated maturity: Any time after June 30, 2023, the outstanding principal and accrued PIK interest becomes due and payable upon the written demand of the Lead Investor.

•        Optional prepayments: The Company may prepay the Bridge Notes and PIK interest any time before June 30, 2023 without penalty.

The Bridge Notes required accelerated settlement of principal and PIK interest prior to the stated maturity. As discussed below, the Bridge Notes were convertible into Legacy SOC Telemed’s equity securities only following the termination of the Merger Agreement.

For the year ended December 31, 2020, interest expense of less than $0.1 million was recognized.

On October 30, 2020, the Bridge Notes were extinguished in connection with the closing of the Merger Transaction. Refer to Note 4 for further discussion on the Merger Transaction. As a result, the amortization of the balance of less than $0.1 million of debt issuance costs as of October 30, 2020 was accelerated and recognized as interest expenses on the statement of operations for the year ended December 31, 2020.

Term Loan Agreement

In June 2016, the Company entered into a Term Loan Agreement with CRG Servicing LLC (“CRG). In addition to the principal and PIK interest balances, the Company was also liable for a final payoff fee of 6% of the principal balance payable at maturity or upon prepayment. The Company estimated the payoff fee to be $4.7 million, which was included as a debt discount offset against the Company’s outstanding debt balance on the consolidated balance sheets and amortized as a component of interest expense over the term of the loan.

Interest expense related to the long-term debt agreements, including acceleration of the amortization of debt issuance costs and discount and prepayment premium, for the years ended December 31, 2020 and 2019 was $12.2 million and $10.3 million, respectively.

On April 15, 2020, the Term Loan Agreement with CRG was amended (“the Fourth Amendment”) to incorporate the following modifications: (i) extend the interest-only period until March 31, 2022; (ii) extend the PIK period until March 31, 2022; and (iii) change the stated maturity date of all tranches to March 31, 2023.

The Term Loan Agreement included several financial and non-financial covenants. The Company was in compliance with the covenants as of December 31, 2019.

The Company determined the fair value of long-term debt using discounted cash flows, applying current interest rates and current credit spreads, based on its own credit risk. Such instruments were classified as Level 2. The fair value was approximately $81.0 million as of December 31, 2019.

The Term Loan Agreement contained a material adverse change provision which permitted the lender to accelerate the scheduled maturities of the obligations under the loan.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

11.    DEBT (cont.)

On October 30, 2020, the Term Loan was extinguished in connection with the closing of the Merger Transaction. Refer to Note 4 for further discussion on the Merger Transaction. As a result, the amortization of the balance of $1.4 million of debt issuance costs as of October 30, 2020 was accelerated and a prepayment premium associated with the payoff of the debt of $1.2 million were recognized as interest expenses on the statement of operations for the year ended December 31, 2020.

12.    ACCRUED EXPENSES

At December 31, 2020 and 2019 accrued expenses consisted of the following (in thousands):

Current liabilities	2020	2019
Accrued compensation	$3,210	$2,473
Accrued bonuses	2,647	1,082
Accrued professional and service fees	1,626	2,228
Accrued other expenses	810	295
	$8,293	$6,078
Non-current liabilities
Other long term liabilities	560	—
	$560	$—

13.    CAPITAL LEASES

The Company was obligated under certain capital leases for telemedicine equipment which expired in 2020 (Note 7). The implicit interest rates on these leases were approximately 20.0%. These leases were secured by the related equipment. As of December 31,2019, the remaining lease payments under capital leases which reflect the present value of future minimum lease payments was less than $0.1 million. The remaining lease payments as of December 31, 2019 had maturity dates in 2020 and, therefore, were presented as current liabilities. All capital lease agreements were paid out in 2020.

14.    PUTTABLE OPTION LIABILITIES

The changes in fair value for contracts related to puttable options were recorded in the statements of operations. The Company does not offset derivative assets and derivative liabilities in its consolidated balance sheets.

In connection with the Series G financing in 2014 the Company amended the terms of 199,129 fully vested stock options previously granted to certain tendering shareholders with strike prices ranging from $0.99 to $9.64 (the “Puttable Options”). The number of stock options and strike prices were converted using an exchange ratio of 0.4047 as a result of the Merger Transaction. These puttable options were considered to expire from 2020 to 2024. The amendment extended the exercise period and granted a limited right for the holder to require the Company to repurchase some or all of the shares received upon future exercise of the Puttable Options. At the election of the holder, the Company was obligated to repurchase the shares at the then-current fair value as determined by the third-party valuation firm. As a result of the modification, the Puttable Options were considered to be derivative financial liabilities and were, therefore, reclassified at the modification date fair value from stockholders’ deficit to non-current liabilities on the consolidated balance sheets and were subsequently being carried at fair value.

As a result of the closing of the Merger Transaction on October 30, 2020, all puttable options were exercised. Refer to Note 6, Fair Value of Financial Instruments for further discussion. Therefore, as of December 31, 2020 there were no outstanding puttable option liabilities. As of December 31, 2019, the Puttable Options had a fair value of less than $0.1 million, included within puttable option liabilities on the consolidated balance sheets.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

15.    CONTINGENTLY REDEEMABLE PREFERRED STOCK

The Company had three outstanding series of redeemable preferred stock. In connection with the closing of the Merger Transaction on October 30, 2020, the Series I and J Contingently Redeemable Preferred Stock were redeemed for $28.6 million and $16.4 million, respectively in cash. The Series H Contingently Redeemable Preferred Stock was redeemed for $18.1 million in cash and 10,600,347 shares of Class A common stock in SOC Telemed, Inc. as follows:

As of December 31, 2020 (in thousands, except share and per share amounts)
	Liquidation Preference as of 10/30/2020	Redemption through issuance of Cash	Redemption through issuance of Class A Common Stock	Number of Class A Common Shares Issued (*)
Series H	$124,779	$18,136	$106,643	10,600,347
Series I	28,593	28,593	—	—
Series J	16,447	16,447	—	—
	$169,819	$63,176	$106,643	10,600,347

____________

(*)      Securities of the surviving company: SOC Telemed, Inc.

The authorized, issued and outstanding preferred shares, issue price, and carrying value at December 31, 2019 were as presented in the table below. Additionally, the number of preferred shares and their respective issue prices were converted using an exchange ratio of 0.4047 as a result of the Merger Transaction.

As of December 31, 2019 (in thousands, except share and per share amounts)
	Shares Authorized	Shares Issued and Outstanding	Issue Price	Carrying Amount
Series H	8,814,825	8,814,825	$2.82	$32,675
Series I	20,000	20,000	1,000.00	25,412
Series J	4,000	4,000	1,000.00	3,820
	8,838,825	8,838,825		$61,907

Series H Preferred Stock

During 2015 and 2016, the Company issued 8,814,825 shares of Series H contingently redeemable preferred stock in exchange for $24.7 million of cash consideration. The Company incurred total offering costs of $0.5 million. Offering costs were recorded against proceeds received and were accreted over the redemption term of the preferred stock which could be first redeemed on September 30, 2022.

The rights and privileges of the Series H redeemable preferred stock were as follows:

•        Voting — The preferred stockholders were entitled to vote together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder was entitled to a number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible at the time of such vote.

•        Dividends — The preferred stockholders were entitled to receive cumulative dividends at 8% per annum of the initial purchase price of $2.82 per share for Series H. Dividends were prior and in preference to any declaration or payment of any dividend to the common stock of the Company. The dividends accrued daily on each share from the date of issue, and accrued whether or not earned or declared. Any accumulation of dividends on the preferred stock did not bear interest.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

15.    CONTINGENTLY REDEEMABLE PREFERRED STOCK (cont.)

No dividends on any other series of preferred stock or common stock shall be declared or paid unless all holders of the Series H preferred stock participate on an as-converted basis. There were no declared dividends. Cumulative dividends were accreted and recorded as an increase to the contingently redeemable preferred stock. As of December 31, 2019, total unpaid accumulated dividends due the Series H preferred stockholders was $8.1 million ($0.91 per share), respectively and are included as a component of the Series H contingently redeemable preferred shares carrying value as of December 31, 2019.

•        Liquidation — In the event of any liquidation, dissolution or winding-up of the Company, the Series H preferred stockholders were entitled to distributions equal to the greater of (a) their initial purchase price per share plus accrued and unpaid dividends (all amounts are prior and in preference to any distribution of any assets to the holders of common stock) plus, upon liquidation, the Series H preferred stockholders were also entitled to participate in the distribution of assets to the common stockholders on an as-converted basis; or (b) the Series H Minimum Value defined as the Series H initial purchase price accreted from the date of issuance at an annual rate of 25%, compounded annually. In connection with the closing of the Merger Transaction on October 30, 2020, the Series H was redeemed. As of December 31, 2019, the Series H liquidation preference was $32.8 million.

A liquidation, dissolution or winding-up of the Company is defined to include (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including without limitation, any reorganization, merger or consolidation, or sale of stock); or (b) a sale of all or substantially all the assets of the Company; unless the Company’s stockholders of record as constituted immediately prior to such acquisition or sale, hold at least 50% of the fully diluted equity (including at least 50% of the voting power) of the surviving or acquired entity. The Merger Transaction with HCMC was determined to be a deemed liquidation event and as a result $90.3 million was accreted as additional dividends increasing the Series H liquidation preference to $124.8 million. The Company paid $18.1 million in cash and issued 10,600,397 shares of common stock to settle the required redemption.

•        Conversion — Each share of Series H preferred stock was convertible at any time, at the option of the holder, into common stock. The preferred stock was convertible on a one-to-one basis into common stock, subject to certain anti-dilution adjustments including reset provisions that take effect when subsequent shares are issued at per-share prices lower than the then-current conversion rate, as defined in the terms of the preferred stock agreements and restated Articles of Incorporation. In addition, the preferred stock would automatically convert to common stock upon the closing of an initial public offering of the Company’s common stock in which the pre-money valuation of the corporation equals or exceeds $50.0 million and the price at which such shares are sold to the public equals or exceeds $7.02 per share, as defined in the terms of the preferred stock agreements.

•        Redemption — The preferred stock was subject to redemption, at the election of at least a majority of the holders, any time after September 30, 2022 at their initial purchase price, plus accrued but unpaid dividends. The redemption date was deferred in conjunction with the Term Loan Agreement (see Note 11). Upon request, the Company was required to redeem all issued and outstanding shares of the preferred stock in two equal installments, one 90 days and the other 455 days following receipt by the Company of notice of the request by the stockholders.

Series I Preferred Stock

During 2017 and 2018, the Company issued 20,000 shares of Series I preferred stock in exchange for $20 million of cash consideration. The Company incurred total offering costs of $0.2 million. Offering costs were recorded against proceeds received and accreted over the redemption term of the award, as applicable.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

15.    CONTINGENTLY REDEEMABLE PREFERRED STOCK (cont.)

The rights and privileges of the Series I redeemable preferred stock were as follows:

•        Voting — Series I preferred stockholders were not permitted to vote in any actions to be taken by the stockholders of the Corporation, including any action with respect to the election of directors to the Board of Directors of the Corporation.

•        Dividends — The preferred stockholders were entitled to receive cumulative dividends at the per annum rate of 15.0%, compounding annually, of the initial purchase price of $1,000.00 per share for Series I. Dividends were prior and in preference to any declaration or payment of any dividend to the Series H shareholders or the common stockholders of the Company. The dividends accrued daily on each share from the date of issue, and accrued whether or not earned or declared.

As of December 31, 2019, there were no declared dividends. Cumulative dividends were accreted and recorded as an increase to the contingently redeemable preferred stock. As of December 31, 2019, total unpaid accumulated dividends due the Series I preferred stockholders was $5.6 million ($280.77 per share) and was included as a component of the Series I contingently redeemable preferred shares carrying value as of December 31, 2019.

•        Liquidation — In the event of any liquidation, dissolution or winding-up of the Company, the Series I preferred stockholders were entitled to distributions equal to their initial purchase price per share plus accrued and unpaid dividends (all amounts were prior and in preference to any distribution of any assets to the holders of the other series of preferred stock and common stock). Upon liquidation, the Series I preferred stockholders were not entitled to participate in the distribution of assets to the common stockholder. In connection with the closing of the Merger Transaction on October 30, 2020, the Series I was redeemed. As of December 31, 2019 the Series I liquidation preference was $25.7 million.

A liquidation, dissolution or winding-up of the Company was defined to include (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including without limitation, any reorganization, merger or consolidation, or sale of stock); or (b) a sale of all or substantially all the assets of the Company; unless the Company’s stockholders of record as constituted immediately prior to such acquisition or sale, hold at least 50% of the fully diluted equity (including at least 50% of the voting power) of the surviving or acquired entity. The Merger Transaction qualifies as a liquidation.

•        Conversion — Series I preferred stock was non-convertible into common stock except for mandatory conversion upon an initial public offering. Upon an initial public offering of the common stock, all shares of Series I Preferred Stock would be converted automatically into a number of shares of common stock as determined by multiplying the number of shares of Series I Preferred Stock to be so converted by the Series I Original Issue Price plus the value of any unpaid Series I Preferred Stock accrued dividends, and dividing the result by the price per share offered to the public in a Qualified Public Offering.

•        Redemption — The preferred stock was not redeemable except that the Company shall have the option to redeem all or any portion of the Series I preferred stock on any date or dates following the issuances of Series I preferred stock. The Series I preferred stock to be redeemed on the redemption date would have been redeemed by paying for each share in cash an amount equal to the original issue prices plus the value of the accrued dividends as of the redemption date. The majority investor in the Series I transaction also controls the Board of Directors. Therefore, the redemption provisions were outside of the Company’s control. As a result, the Company classified the Series I preferred stock as contingently redeemable preferred stock on the consolidated balance sheets.

Series J Preferred Stock

During 2019, the Company issued 4,000 shares of Series J preferred stock in exchange for $4.0 million of cash consideration. The Company incurred offering costs of $0.1 million. Offering costs were recorded against proceeds received and accreted over the redemption term of the award, as applicable. The Series J preferred stock purchase

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

15.    CONTINGENTLY REDEEMABLE PREFERRED STOCK (cont.)

agreement contained firm commitments for additional subsequent closings during 2020 for the remaining authorized shares of 11,000 in exchange for $11.0 million of cash consideration. Additional subsequent closings were fully funded in cash totaling $3.7 million on January 28, 2020, $3.7 million on March 27, 2020, and $3.6 million on June 12, 2020.

The rights and privileges of the Series J redeemable preferred stock were as follows:

•        Voting — Series J preferred stockholders were not permitted to vote in any actions to be taken by the stockholders of the Corporation, including any action with respect to the election of directors to the Board of Directors of the Corporation.

•        Dividends — The preferred stockholders were entitled to receive cumulative dividends at the per annum rate of 15.0%, compounding annually, of the initial purchase price of $1,000 per share for Series J. Dividends were prior and in preference to any declaration or payment of any dividend to the Series H and I shareholders or the common stockholders of the Company. The dividends accrued daily on each share from the date of issue, and accrued whether or not earned or declared.

There have been no declared dividends. Cumulative dividends have been accreted and recorded as an increase to the contingently redeemable preferred stock. As of December 31, 2019, total unpaid accumulated dividends due the Series J preferred stockholders was less than $0.1 million ($5.55 per share) and was included as a component of the Series J contingently redeemable preferred shares carrying value as of December 31, 2019.

•        Liquidation — In the event of any liquidation, dissolution or winding-up of the Company, the Series J preferred stockholders are entitled to distributions equal to their initial purchase price per share plus accrued and unpaid dividends (all amounts are prior and in preference to any distribution of any assets to the holders of the other series of preferred stock and common stock). Upon liquidation, the Series J preferred stockholders are not entitled to participate in the distribution of assets to the common stockholder. In connection with the closing of the Merger Transaction on October 30, 2020, the Series J preferred stock was 100% liquidated. As of December 31, 2019, the Series J liquidation preference was $4.0 million.

A liquidation, dissolution or winding-up of the Company is defined to include (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including without limitation, any reorganization, merger or consolidation, or sale of stock); or (b) a sale of all or substantially all the assets of the Company; unless the Company’s stockholders of record as constituted immediately prior to such acquisition or sale, hold at least 50% of the fully diluted equity (including at least 50% of the voting power) of the surviving or acquired entity. The Merger Transaction qualifies as a liquidation

•        Conversion — Series J preferred stock is non-convertible into common stock except for mandatory conversion upon an initial public offering. Upon initial public offering of the common stock, all shares of Series J Preferred stock will be converted automatically into a number of shares of common stock as determined by multiplying the number of shares of Series J Preferred Stock to be so converted by the Series J Original Issue Price plus the value of any unpaid Series J Preferred Stock accrued dividends, and dividing the result by the price per share offered to the public in a Qualified Public Offering.

•        Redemption — The preferred stock is not redeemable except that the Company shall have the option to redeem all or any portion of the Series J preferred stock on any date or dates following the issuances of Series J preferred stock. The Series J preferred stock to be redeemed on the redemption date shall be redeemed by paying for each share in cash an amount equal to the original issue prices plus the value of the accrued dividends as of the redemption date. The majority investor in the Series J transaction also controls the Board of Directors. Therefore, the redemption provisions are outside of the Company’s control. As a result, the Company classified the Series J preferred stock as contingently redeemable preferred stock on the consolidated balance sheets.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

16.    CONTINGENT SHARES ISSUANCE LIABILITIES

The table below represents the components of outstanding contingent shares issuance liabilities (in thousands):

	2020	2019
Contingent sponsor earnout shares	11,364	—
Private placement warrants	1,086	—
Balance at	$12,450	$—

Contingent Sponsor Earnout Shares

On October 30,2020, as a result of the Merger Transaction, SOC modified the terms of 1,875,000 shares of Class A common stock (“Sponsor Earnout Shares”) then held by HCMC’s sponsor, such that 50% of such shares will be forfeited if the share price of Class A common stock does not reach a volume-weighted average closing sale price of $12.50 for 20 out of 30 consecutive trading days and 50% of such shares will be forfeited if the share price of Class A common stock does not reach a volume-weighted average closing sale price of $15.00 for 20 out of 30 consecutive trading days, in each case, prior to the seventh anniversary of the closing of the Merger Transaction (“Earnout Period”). The Sponsor Earnout Shares may not be transferred without the Company’s consent until the shares vest. In addition, there is a change of control provision. If, during the Earnout Period, there is a change of control pursuant to which (a) the Company’s stockholders have the right to receive consideration attributing a value of at least $10.00 but less than $12.50 to each share of Class A common stock and (b) greater than fifty (50%) of the aggregate amount of such consideration is in the form of equity securities, then fifty percent (50%) of the Sponsor Earnout Shares shall be forfeited, and the portion of the remaining fifty percent (50%) of the Sponsor Earnout Shares determined by multiplying (i) fifty percent (50%) of the Sponsor Earnout Shares by (ii) the ratio that the aggregate consideration in the form of equity securities in such transaction bears to the aggregate amount of all consideration in such transaction (including cash and equity securities) shall, in connection with the consummation of such change of control, be converted into such equity securities and shall remain subject to vesting upon the occurrence of the same conditions during the Earnout Period. Additionally, if, during the Earnout Period, there is a change of control pursuant to which Company’s stockholders have the right to receive consideration attributing a value of less than $10.00 to each share of Class A common stock, then the Sponsor Earnout Shares shall be forfeited.

In order to capture the market conditions associated with the Sponsor Earnout Shares, the Company applied an approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over the Sponsor Earnout Shares’ contractual life based on the appropriate probability distributions. The fair value was determined by taking the average of the fair values under each Monte Carlo simulation trial.

As part of the closing of the Merger Transaction, and in accordance with the employment agreement with the Company’s Chief Executive Officer (“CEO”), an award equal to 15% of the Sponsor Earnout Shares was deemed granted to the CEO as performance share units (“PSUs”) subject to the same market vesting conditions as the Sponsor Earnout Shares and recorded as stock-based compensation. Refer to Note 18 for further details.

The remaining 85% was determined to be classified as a noncurrent liability as contingent shares issuance liabilities. The estimated liability of the remaining 85% of the Sponsor Earnout Shares granted on October 30, 2020 was $15.2 million. The fair value was remeasured as of December 31, 2020 and estimated to be $11.4 million. As a result, $3.8 million was recognized and included as gain on contingent shares issuance liabilities in the statements of operations.

Private Placement Warrants

On October 30, 2020, SOC effectively granted approximately 350,000 private placement warrants with a 5-year term and strike price of $11.50 per share. In addition, if the last sales price of the Company’s Class A common stock as quoted on Nasdaq is at least $18.00 for 20 out of 30 consecutive trading days, the Company has the option to

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

16.    CONTINGENT SHARES ISSUANCE LIABILITIES (cont.)

repurchase these securities for $0.01 per warrant. Unlike the public warrants, the private placement warrants are not redeemable so long as they are held by HCMC’s sponsor or its permitted transferees. Therefore, based on the nature of this settlement feature, it was determined that these securities should be measured at fair value and classified as a liability.

In order to capture the market conditions associated with the private placement warrants, the Company applied an approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over the warrant’s contractual life based on the appropriate probability distributions. The fair value was determined by taking the average of the fair values under each Monte Carlo simulation trial.

The private placement warrants were recorded as a noncurrent liability as contingent shares issuance liabilities. The estimated liability granted on October 30, 2020 was $1.5 million. The fair value was remeasured as of December 31, 2020 and estimated to be $1.1 million. As a result, $0.4 million was recognized and included as gain on contingent shares issuance liabilities in the statements of operations.

17.    STOCKHOLDERS’ EQUITY (DEFICIT)

Pursuant to the Company’s restated Articles of Incorporation, the Company authorized the issuance of 500,000,000 shares of Class A common stock and 5,000,000 shares of preferred stock, each with par value of $0.0001 per share. The Company had 74,898,380 and 34,140,909 shares issued and outstanding at December 31, 2020 and 2019, respectively. Each share of Class A common stock is entitled to one vote. The holders of Class A common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The Company’s Board of Directors has not declared common stock dividends since inception.

On October 30, 2020 as part of the Merger Transaction (as disclosed in Note 4) all outstanding shares of Legacy SOC Telemed common stock was converted into Class A common stock of SOC Telemed, Inc. using an exchange ratio of 0.4047 per share. All per share information has been retroactively adjusted for this exchange ratio.

As part of the Merger Transaction the following events occurred impacting common stock:

•        Treasury stock was retired.

•        Series H preferred stock was partially redeemed in exchange for Class A common stock resulting in 10,600,347 shares of Class A common stock being issued to the previous Series H preferred stockholders.

•        All vested stock options under the Legacy SOC Telemed 2014 Equity Incentive Plan were exercised into Class A common stock resulting in 2,643,694 shares of Class A common stock.

•        All outstanding warrants to purchase shares of Legacy SOC Telemed common stock were exercised into Class A common stock resulting in 1,169,452 shares of Class A common stock.

•        The Company issued 11,468,485 shares of Class A common stock and the Sponsor Earnout Shares to the former stockholders of HCMC for $ 64.6 million in cash.

•        The Company issued 16,800,000 Class A common shares for $168,000,000 through the PIPE, as discussed in Note 4.

Apart from the above Merger Transaction related activity, common warrants of Legacy SOC Telemed were exercised during 2020 resulting in 40,795 new shares of Legacy SOC Telemed common stock shares being issued prior to the Merger Transaction.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

17.    STOCKHOLDERS’ EQUITY (DEFICIT) (cont.)

Warrants to Acquire Common Stock

Number of warrants and exercise prices were converted using an exchange ratio of 0.4047 as a result of the Merger Transaction. Warrants to acquire a maximum of 12,849,992 and 1,146,340 shares of the Company’s common stock were outstanding as of December 31, 2020 and 2019, respectively. The key provisions of the warrant agreements and related impacts to the Company’s consolidated financial statements are summarized as follows:

2014 Common Warrants

During 2014, the Company issued warrants to acquire a maximum 101,175 shares of the Company’s common stock. The warrants were exercisable at $19.77 per share from the date of issuance through November 2018 and November 2019. Upon a Qualifying Change of Control, as defined within the warrant agreement, the warrants were exercisable at a price of $14.31 per share. These options expired unexercised in November 2019.

2015 Common Warrants

During 2015 in connection with the Series H financing, the Company converted 123,432 Series G warrants into 851,718 common warrants. Each warrant gave the holder the right to purchase 1 share of the Company’s common stock at an exercise price of $2.87 per share. The warrants were exercisable through November 2022.

All 2015 common warrants were exercised during 2020, as part of the Merger Transaction. Therefore, there were no 2015 common warrants remaining as of December 31, 2020. As of December 31, 2019, 851,718 of the 2015 common warrants remained outstanding.

2016 Common Warrants

During 2016 the Company issued 2,024 common warrants. Each warrant gave the holder the right to purchase 1 share of the Company’s common stock at an exercise price of $0.49 per share. The warrants were exercisable from the date of issuance through December 2019.

All 2,024 warrants were exercised during 2019. As of December 31, 2020, and 2019, 0 and 0 of the 2016 common warrants remained outstanding, respectively.

2017 and 2018 Series I Common Warrants

During 2017, in conjunction with the Series I financing, the Company issued 62,057 common warrants. Each warrant gave the holder the right to purchase 9 shares of the Company’s common stock at an exercise price of $0.02 per share. The warrants were exercisable from the date of issuance through November and December 2022.

During 2018, the Company issued an additional 124,105 Series I common warrants under the same terms, exercisable through April and August 2023.

All 2017 and 2018 Series I Common Warrants were exercised during 2020, as part of the Merger Transaction. Therefore, there were no Series I Common warrants remaining as of December 31, 2020. As of December 31, 2019, 186,162 of the Series I common warrants remained outstanding.

2019 and 2020 Series J Common Warrants

During 2019 in conjunction with the Series J financing, the Company issued 108,460 common warrants. Each warrant gave the holder the right to purchase 11 shares of the Company’s common stock for $0.02 per share. The warrants were exercisable from the date of issuance through December 2024.

During 2020, the Company issued an additional 120,150 Series J common warrants under the same terms, exercisable from the date of issuance through June 2025.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

17.    STOCKHOLDERS’ EQUITY (DEFICIT) (cont.)

All 2019 and 2020 Series J Common Warrants were exercised during 2020, as part of the Merger Transaction. Therefore, there were no Series J Common Warrants remaining as of December 31, 2020. As of December 31, 2019, 108,460 of the Series J common warrants remained outstanding.

2020 Common Warrants

On October 30, 2020, as part of the Merger Transaction, the Company issued 12,849,992 warrants with an exercise price of $11.50. The warrants are exercisable from the date of issuance through October 30, 2025 (the fifth anniversary of the Merger Transaction).

At December 31, 2020 all 12,849,992 warrants (12,499,992 public warrants and 350,000 private placement warrants) remain outstanding.

18.    STOCK-BASED COMPENSATION

Each unvested stock option that was outstanding immediately prior to the Merger Transaction was converted into an option to purchase a number of shares of Class A common stock on terms substantially identical to those in effect prior to the Merger Transaction, except for adjustments to the underlying number of shares and the exercise price based on the exchange ratio of 0.4047.

Under the Company’s 2014 Equity Incentive Plan (the “2014 Plan”), officers, employees and consultants may be granted options to purchase shares of the Company’s authorized but unissued common stock. Options granted under the 2014 Plan may be qualified as incentive stock options or non-qualified stock options. Qualified incentive stock options may only be granted to employees. As part of the Merger Transaction the 2014 Plan was terminated and a new 2020 Equity Incentive Plan (the “2020 Plan” was approved by the Board on October 30, 2020. As a result of the termination no additional grants can be issued under the 2014 Plan. Total number of shares of Common Stock reserved for awards under the 2020 Plan initially equaled 11% of the fully diluted capitalization of the Company as of the closing of the Merger Transaction, or 9,672,709 shares of Class A common stock. The maximum number of Class A common shares available for future grants under the 2020 Plan is 9,672,709 as of December 31, 2020. There were no grants under the 2020 Plan in 2020.

The Company’s Board of Directors establishes the options’ exercise prices, or the methodology used in determining the options’ exercise prices. The Company’s Board of Directors also establishes the vesting, expiration, and restrictions related to the options granted. Each option has an individual vesting period which varies per option subject to approval from Board of Directors. Generally, options expire after ten years or earlier if the optionee terminates their business relationship with the Company.

The weighted-average grant-date fair value of options granted in 2019 was $3.64 per share. No stock options were granted in 2020. The fair value of each grant was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2020(1)	2019
Weighted-average volatility	80.0%	55.0%
Expected dividends	0.0%	0.0%
Expected term (in years)	1 – 5	5 – 10
Risk-free interest rate	0.15% – 0.40%	1.98% – 2.64%

____________

(1)      No new grants issued in 2020 prior to the Merger Transaction. These assumptions relate to option modifications in 2020.

During the year ended December 31, 2019, the Company granted options that would vest upon satisfying a performance condition, which was a liquidity event defined as a change in control. Since the Merger Transaction did not meet the definition of a change in control, the Company modified options to purchase 922,221 shares of Class A

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

18.    STOCK-BASED COMPENSATION (cont.)

common stock to provide for the time-based vesting of these awards in connection with the Merger Transaction. As a result of the modification, the Company will recognize $7.4 million in stock-based compensation expense over a weighted-average period of 1.2 years from the date of the Merger Transaction.

During the year ended December 31, 2020 the Company modified two option grants such that the period to exercise the options was extended from July 2020 to January 2021. As a result of this modification the Company recognized incremental stock compensation expense of $0.8 million.

In connection with the Merger Transaction several awards were granted to current and former Executives of the Company:

•        A “Transaction Award” was authorized on August 18, 2020 to the former interim-CEO of the Company. The award was granted in the form of restricted stock units and equaled 1.35% of the fully diluted equity of the Company as of the closing of the Merger Transaction. Since there is no substantive future service requirement post transaction date, the award was fully expensed in 2020 for $10.7 million and included in selling, general and administrative expense in the consolidated statement of operations.

•        A “Base Full Value Award” was promised to the current CEO of the Company with the award value of 3% of the Company’s outstanding shares at the closing of the Merger Transaction. The final terms of the award were not agreed to as of December 31, 2020; however the award required the Company to pay, in cash, on each applicable vesting (or payment) date the value of the award that would have vested on that date if the Base Full Value Award was not granted within 90 days of the closing of the Merger Transaction. The award had not been granted within 90 days of the closing of the Merger Transaction and the required cash payment was determined to be a liability-based award and was accrued for $4.2 million as of December 31, 2020. The liability was classified as Stock-based compensation liabilities in the balance sheet and included within selling, general and administrative expenses in the statements of operations.

•        The CEO of the Company was deemed granted an award of performance stock units equal to 15% of the Sponsor Earnout Shares during 2020 which award includes the same market vesting conditions as the Sponsor Earnout Shares as noted in Note 16. We utilized a Monte Carlo simulation to determine the grant date fair value of $2.7 million. The award resulted in $0.8 million expense for the year ended December 31, 2020.

The following table summarizes outstanding restricted stock units (“RSUs”) activity in connection with the Merger Transaction:

	Number of RSUs	Weighted Average Fair Value
Outstanding RSUs at December 31, 2019	—	—
Granted	1,342,570	9.95
Vested	(1,061,320)	(10.06)
Outstanding RSUs at December 31, 2020	281,250	7.13
Expected RSUs to vest as of December 31, 2020	281,250	$7.13

Upon execution of the reverse recapitalization transaction, all vested and in-the-money options were exercised and exchanged for Class A common stock in the Company. The withholding taxes due on the option exercises were net settled and the Company effectively repurchased $11.9 million of Class A common stock. The Company remitted $11.9 million in withholding taxes on behalf of the option holders.

The Company recognized $17.9 million and $1.1 million in stock-based compensation expense, which is included selling, general and administrative expenses on the statements of operations, for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company had $22.6 million of total unrecognized

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

18.    STOCK-BASED COMPENSATION (cont.)

compensation cost, which is expected to be recognized as stock-based compensation expense over the remaining weighted-average vesting period of approximately 1.6 years. The Company received $0 and less than $0.1 million for the years ended December 31, 2020 and 2019, respectively, for stock options exercised during each year. The intrinsic value of the options exercised was $38.4 million and less than $0.1 million for each of the years ended December 31, 2020 and December 31, 2019.

The following table summarizes stock option activity of the Plan for the period from January 1, 2019 through December 31, 2020:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)
Outstanding stock options at December 31, 2018	7,687,698	$3.09	7.39
Granted	1,276,490	3.63
Exercised	(9,509)	2.00
Forfeited or expired	(689,738)	3.86
Outstanding stock options at December 31, 2019	8,264,941	3.11	6.15
Granted	—
Exercised	(5,546,222)	3.13
Forfeited or expired	(1,175,557)	3.18
Outstanding stock options at December 31, 2020	1,543,162	3.05	7.09
Vested or expected stock options to vest at December 31, 2020	914,445	3.05	7.09
Exercisable at December 31, 2020	13,363	$6.53	4.65

The intrinsic value of the outstanding options was $7.4 million and $0 million at December 31, 2020 and December 31, 2019, respectively.

19.    EMPLOYEE RETIREMENT PLANS

The Company sponsors a 401(k) defined contribution retirement plan for the benefit of its employees, substantially all of whom are eligible to participate after meeting minimum qualifying requirements. Contributions to the plan are at the discretion of the Company. For the years ended December 31, 2020 and 2019, the Company contributed $1.2 million and $1.0 million to the plan, respectively.

20.    NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock of the Company, including outstanding stock options, warrants and contingently redeemable preferred stock, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock of the Company outstanding would have been anti-dilutive. As a result of the Merger, the Company has retrospectively adjusted the weighted-average number of shares of common stock outstanding prior to October 30, 2020 by multiplying them by the exchange ratio of 0.4047 used to determine the number of shares of Class A common stock into which they converted.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

20.    NET LOSS PER SHARE (cont.)

The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock (in thousands, except shares and per share amounts):

	Year Ended December 31,
	2020	2019
Numerator:
Net loss	$(49,847)	$(18,242)
Preferred stock dividends	(96,974)	(5,514)
Numerator for Basic and Dilutive EPS – Loss available to common stockholders	$(146,821)	$(23,756)

Denominator:
Common stock	41,102,162	34,042,596
Series I and Series J Common Warrants	244,687	191,193
Denominator for Basic and Dilutive EPS – Weighted-average common stock outstanding	41,346,849	34,233,789
Basic net loss per share	$(3.55)	$(0.69)
Diluted net loss per share	$(3.55)	$(0.69)

Since the Company was in a net loss position for all periods presented, net loss per share attributable to common stockholders was the same on a basic and diluted basis, as the inclusion of all potential common equivalent shares outstanding would have been anti-dilutive. Anti-dilutive common equivalent shares were as follows:

	2020	2019
Outstanding convertible Series H preferred stock	—	8,814,825
Outstanding common warrants	12,849,992	851,627
Outstanding options to purchase common stock	1,543,162	8,264,941
Unvested Sponsor earn-out shares	1,875,000	—
Total anti-dilutive common equivalent shares	16,268,154	17,931,393

21.    COMMITMENTS AND CONTINGENCIES

Commitments

In 2020, the Company leased three separate facilities under non-cancelable operating agreements expiring on September 30, 2020, December 31, 2021, and October 31, 2022, respectively. The lease agreement expired in September 2020 was not renewed. Rent expense is recognized on the straight-line method over the life of the lease and was approximately $0.6 million and $0.7 million for the years ended December 31, 2020 and 2019, respectively. Rent expense is included in selling, general and administrative expenses on the statements of operations.

The Company also leased telemedicine and office equipment under various non-cancelable operating leases through February 2021. Rent expense under these leases was less than $0.1 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively, and included in cost of revenues on the statements of operations. The Company also leased office equipment under various non-cancelable operating leases through December 2019. Rent expense under these leases was $0 million and less than $0.1 million for the years ended December 31, 2020 and 2019, respectively, and included in selling, general and administrative expenses on the statements of operations.

There was no sublease income for the years ended December 31, 2020 and 2019. There were no future minimum sublease payments to be received under non-cancelable subleases as of September 30, 2020.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

21.    COMMITMENTS AND CONTINGENCIES (cont.)

The following reflects the future minimum non-cancelable lease payments required under the above operating leases (in thousands):

Years ending December 31,	Amount
2021	$543
2022 and thereafter	33

Contingencies

The Company is involved in litigation and legal matters which have arisen in the normal course of business, including but not limited to medical malpractice matters. Although the ultimate results of these matters are not currently determinable, management does not expect that they will have a material adverse effect on the Company’s consolidated statements of financial position, results of operations, or cash flows.

22.    INCOME TAXES

Income tax expense equals the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities during the year.

The provision for income taxes for the years ended December 31, 2020 and 2019 is as follows (in thousands):

	2020	2019
Current:
Federal	$—	$—
State	(31)	(8)
	$(31)	$(8)
Deferred:
Federal	$—	$—
State	—	—
	$—	$—
Income tax expense	$(31)	$(8)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statements purposes and the amounts used for income tax purposes.

Components of the Company’s net deferred tax asset balance are as follows at December 31 (in thousands):

	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$56,300	$40,110
Deferred revenue	171	69
Deferred rent	—	14
Stock options and warrants	22	298
Restricted stock units	315	—
Other	426	654
Total deferred tax assets	57,234	41,145
Less: valuation allowance	(53,513)	(37,280)
Net deferred tax assets before deferred tax liabilities	3,721	3,865

Deferred tax liabilities:
Intangible assets	(1,448)	(1,882)
Property and equipment	(74)	(17)
Capitalized software costs and other	(2,199)	(1,966)
Total deferred tax liabilities	(3,721)	(3,865)
Net deferred tax assets	$—	$—

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

22.    INCOME TAXES (cont.)

The Company’s tax rate reconciliation for the years ended December 31 is as follows:

	2020	2019
Statutory US federal rate	21.0%	21.0%
Stock-based compensation	14.8%	(1.0)%
Sec.162(m)	(6.1)%	0.0%
State and local income taxes	1.3%	0.9%
Change in valuation allowance	(32.6)%	(22.9)%
Other	1.5%	2.0%
Effective tax rate	(0.1)%	0.0%

As of December 31, 2020, the Company had approximately $232.9 million of federal net operating loss carryforwards and $182.9 million gross state net operating loss carryforward. The federal net operating loss carryforwards of $111.9 million generated subsequent to the year ended December 31, 2017 carry forward indefinitely, while the remaining federal net operating loss carryforwards of $121 million begin to expire in 2025. The realizability of the deferred tax assets, generated primarily from net operating loss carryforwards, is dependent upon future taxable income generated during the periods in which net operating loss carryforwards are available. Management considers projected future taxable income and tax planning strategies, which can be implemented by the Company in making this assessment. Since the history of cumulative losses provides strong evidence that it is not more likely than not that future taxable income will be generated in the periods net operating losses are available, management has established a valuation allowance equal to the net deferred tax assets.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of the corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company’s ability to utilize NOLs may be currently subject to limitations due to prior ownership changes. In addition, future changes in the Company’s stock ownership, some of which are outside of its control, could result in an ownership change under Section 382 of the Code, further limiting the Company’s ability to utilize NOLs arising prior to such ownership change in the future. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, the Company’s existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. The Company has recorded a full valuation allowance against the deferred tax assets attributable to its NOLs that are not more likely than not expected to be utilized. The Company has not completed an analysis under Section 382 and will complete such analysis prior to utilizing any of the affected tax attributes in future periods.

The Company has performed a tax analysis for the years ended December 31, 2020 and 2019 and believes there are no material uncertain tax positions. There is no unrecognized income tax benefit for the years ended December 31, 2020 and 2019, and the Company does not anticipate any material changes in its unrecognized tax benefits in the next twelve months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. Due to its net operating loss carryforwards, the Company’s income tax returns generally remain subject to examination by federal and most state tax and local tax authorities from tax year 2005 forward.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. While the CARES Act provides sweeping tax changes in response to the COVID 19 pandemic, some of the more significant provisions which

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

22.    INCOME TAXES (cont.)

are expected to impact the Company’s financial statements include removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, and increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cut and JOBS Act. Due to the Company’s valuation allowance position, the CARES Act has no impact on the Company’s accounting for income taxes. The Company will continue to evaluate the impact of the tax changes from the CARES Act.

23.    RELATED-PARTY TRANSACTIONS

Founder Shares

In October 2019, HCMC Sponsor LLC purchased 5,750,000 shares (the “Founder Shares”) of the HCMC’s Class B common stock for an aggregate price of $25,000. On December 12, 2019, HCMC effected a 1.1 for 1 stock dividend for each Founder Share outstanding, resulting in the Sponsor holding an aggregate of 6,325,000 Founder Shares. The Founder Shares automatically converted into Class A common stock upon consummation of our Merger Transaction. The Founder Shares included an aggregate of up to 825,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part. As a result of the underwriter’s election to partially exercise their over-allotment option, 75,000 Founder Shares were forfeited.

On October 30, 2020, the Company modified the terms of 1,875,000 of the Founder Shares held by HCMC Sponsor LLC such that 50% of such shares will be forfeited if the share price of Class A common stock does not reach $12.50 for 20 out of 30 consecutive trading days and 50% of such shares will be forfeited if the share price of Class A common stock does not reach $15.00 for 20 out of 30 consecutive trading days, in each case, prior to the seventh anniversary of the Closing (See Note 16).

Preferred stock and debt

In 2020, Legacy SOC Telemed issued 11,000 shares of Series J contingently redeemable preferred stock to certain previous Legacy SOC Telemed stockholders in exchange for cash consideration (see Note 15).

On August 14, 2020, two entities affiliated with WP signed a support letter committing funds up to $15.0 million available to Legacy SOC Telemed from August 2020 through December 2021. On September 3, 2020, Legacy SOC Telemed sold to WP $2.0 million aggregate principal amount of subordinated convertible promissory notes in a financing pursuant to this support letter. WP subsequently recommitted to fund up to $15.0 million available from September 2020 through December 31, 2021, subject to ongoing evaluations between the parties following the closing of the Merger Transaction, under a new support letter dated September 23, 2020, that superseded and replaced the August support letter (see Note 11). As discussed in Note 25, the support letter was terminated in connection with the acquisition of Access Physicians.

Legacy SOC Telemed also entered into a convertible bridge note purchase agreement with certain previous Legacy SOC Telemed stockholders which permitted Legacy SOC Telemed to borrow aggregate principal in the amount of $8.0 million. Legacy SOC Telemed borrowed $6.0 million of principal pursuant to such convertible bridge note purchase agreement in 2020 (see Note 11).

In 2019 Legacy SOC Telemed issued 4,000 shares of Series J contingently redeemable preferred stock to its controlling stockholders in exchange for cash consideration (see Note 15).

As discussed in Notes 11 and 15, all existing debt and preferred stock owned by our controlling stockholders was liquidated in connection with the closing of the Merger Transaction on October 30, 2020.

SOC Telemed, Inc.
Notes to Consolidated Financial Statements

24.    VALUATION AND QUALIFYING ACCOUNTS

The table below details the activity of the allowance for doubtful accounts and deferred tax asset valuation allowance for the years ended December 31, 2020 and 2019 (in thousands):

	Balance at the beginning of the period	Additions	Deductions	Balance at the end of the period
Year ended December 31, 2019
Allowance for doubtful accounts	$373	200	(35)	$538
Deferred tax asset valuation allowance	33,097	4,802	(619)	37,280

Year ended December 31, 2020
Allowance for doubtful accounts	$538	85	(176)	$447
Deferred tax asset valuation allowance	37,280	17,041	(808)	53,513

25.    SUBSEQUENT EVENTS

The Company evaluated its financial statements for subsequent events through March 30, 2021, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements except as discussed below.

In January and February 2021, the Company granted an aggregate of 3,589,248 and 2,349,489, respectively, of restricted and performance stock units to officers, directors, and employees of the Company. Based upon the terms of the award agreements, the restricted stock units will vest over a period of one to five years, subject to the grantee’s continued service on each applicable vesting date and the achievement of the applicable performance criteria. The performance stock units will vest if shares of the Company’s Class A common stock reach volume-weighted average closing sale prices of $12.50, $15.00, $17.50 or $20.00 for 20 out of 30 consecutive trading days, in each case, prior to the third anniversary of the grant date.

In February 2021, the Company amended the terms of the employment agreement with its CEO to replace the liability based award with a restricted stock award based on 3% of the Company’s outstanding shares at the closing of the Merger Transaction.

On March 26, 2021, the Company entered into an equity purchase agreement (the “Agreement”) to acquire Access Physicians Management Services Organization, LLC (“Access Physicians”). Pursuant to the Agreement, SOC Telemed acquired Access Physicians with a combination of 40% cash, 43% shares, and 17% contingent consideration to be paid in cash, shares or a combination of cash and shares, at the Company’s election, for aggregate purchase consideration of approximately $234 million. The contingent consideration, if earned, would be payable upon the achievement of certain milestones agreed upon with Access Physicians. The terms of the Agreement contain customary representations, warranties, covenants, closing conditions, termination fee provisions and other terms relating to the transactions contemplated. In order to consummate the acquisition and support the combined business after the transaction, SOC Telemed entered into a term loan facility and a related-party subordinated financing with Warburg Pincus for $100.0 million and $13.5 million, respectively, with maturities of 2026 and 2026, respectively. Additionally, the pre-existing WP support letter was terminated in conjunction with this financing. Due to the timing of the acquisition, the initial accounting for the acquisition, including the valuation of the contingent consideration, is incomplete. As such, the Company is not able to disclose certain information relating to the acquisition including the aggregate fair value of the purchase consideration and the preliminary fair value of assets acquired and liabilities assumed.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Access Physicians Management Services Organization, LLC and Affiliated Companies

We have audited the accompanying combined financial statements of Access Physicians Management Services Organization, LLC (a Texas limited liability company) and affiliated companies (collectively, the “Company”) which comprise the combined balance sheets as of December 31, 2020 and 2019, and the related combined statements of income, changes in members’ equity and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Huselton, Morgan and Maultsby P.C.

Dallas, Texas
March 19, 2021

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
COMBINED BALANCE SHEET
December 31, 2020 and 2019

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$2,082,431	$3,690,278
Accounts receivable, net	4,856,060	3,158,929
Inventories	1,373,853	298,856
Prepaid expenses	341,280	174,463
Total current assets	8,653,624	7,322,526
Property and equipment, net	210,120	148,428
Other assets	408,925	36,292
Total assets	$9,272,669	$7,507,246

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$2,111,671	$2,054,489
Accounts payable, related party	166,050	83,755
Accrued expenses	1,491,669	247,375
Member interest redemption payable, current	—	100,000
Notes payable, current	2,003,707	1,488,909
Total current liabilities	5,773,097	3,974,528
Deferred tax liability	8,007	—
Member interest redemption payable, long-term	175,000	175,000
Notes payable, long-term	2,125,000	1,186,242
Total liabilities	8,081,104	5,335,770
Members’ equity	1,191,565	2,171,476
Total liabilities and members’ equity	$9,272,669	$7,507,246

See accompanying notes to combined financial statements.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
COMBINED STATEMENT OF INCOME
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenues:
TeleMedicine	$15,768,287	$9,815,750
Hybrid	10,181,833	6,773,978
In person	327,825	957,481
Other	822,213	344,710
Total revenues	27,100,158	17,891,919

Cost of revenues:
TeleMedicine	8,802,445	5,973,754
Hybrid	8,219,249	5,281,939
In person	201,534	662,436
Other	433,836	149,398
Total cost of revenues	17,657,064	12,067,527

Operating expenses:
Payroll and benefits	6,682,331	3,880,105
General and administrative	2,607,683	1,589,400
Legal fees	406,209	724,892
Rent	155,042	176,217
Bad debt	342,828	166,916
Depreciation and amortization	92,185	59,750
Total operating expenses	10,286,278	6,597,280
Loss from operations	(843,184)	(772,888)

Other income (expense):
Other income	4,452	—
Due diligence and related non-recurring expense	(149,465)	(246,637)
Interest expense	(175,916)	(209,887)
Total other expense	(320,929)	(456,524)
Loss before provision for taxes	(1,164,113)	(1,229,412)
Provision for federal taxes	(60,997)	—
Provision for state taxes – US 9	(26,142)	—
Provision for state taxes – all other entities	(28,659)	(39,070)
Net loss before non-controlling interest	(1,279,911)	(1,268,482)
Less: net income attributable to non-controlling interest	413,407	67,346
Net loss	$(1,693,318)	$(1,335,828)

See accompanying notes to combined financial statements.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
COMBINED STATEMENT OF CHANGES IN MEMBERS’ EQUITY
For the Years Ended December 31, 2020 and 2019

	Controlling Interest	Non-Controlling Interest	Total Members’ Equity
Balance at January 1, 2019	$(1,224,010)	$63,965	$(1,160,045)
Contributions	9,875,003	—	9,875,003
Distributions	(5,000,000)	—	(5,000,000)
Redemption of member’s interest	(275,000)	—	(275,000)
Net (loss) income	(1,335,828)	67,346	(1,268,482)
Balance at December 31, 2019	2,040,165	131,311	2,171,476
Contributions	300,000	—	300,000
Net (loss) income	(1,693,318)	413,407	(1,279,911)
Balance at December 31, 2020	$646,847	$544,718	$1,191,565

See accompanying notes to combined financial statements.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
COMBINED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:
Net loss	$(1,693,318)	$(1,335,828)
Adjustments to reconcile net loss to net cash used by operating activities:
Income attributable to non-controlling interest	413,407	67,346
Depreciation and amortization	92,185	59,750
Deferred tax liability	8,007	—
Bad debt	342,828	166,916

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(2,039,959)	(852,714)
Inventories	(1,074,997)	(211,714)
Prepaid expenses	(166,817)	(22,305)
Other assets	(372,633)	(24,888)
Increase (decrease) in:
Accounts payable	57,182	768,990
Accounts payable, related party	82,295	68,164
Accrued expenses	1,244,294	144,782
Net cash used by operating activities	(3,107,526)	(1,171,501)

Cash flows from investing activities:
Purchase of property and equipment	(153,877)	(64,664)
Net cash used by investing activities	(153,877)	(64,664)

Cash flows from financing activities:
Proceeds from line of credit	2,015,707	3,473,000
Proceeds from notes payable	3,000,000	—
Payments on line of credit	(2,000,000)	(3,362,950)
Payments on notes payable	(1,562,151)	(236,442)
Payments on member interest redemption payable	(100,000)	(200,100)
Contributions from members	300,000	9,875,003
Distributions to members	—	(5,000,000)
Net cash provided by financing activities	1,653,556	4,548,511
Net (decrease) increase in cash and cash equivalents	(1,607,847)	3,312,346
Cash and cash equivalents, beginning of the year	3,690,278	377,932
Cash and cash equivalents, end of the year	$2,082,431	$3,690,278

Supplemental information:
State taxes paid	$33,500	$22,200
Interest paid	$172,275	$199,357

Non-cash investing and financing activities:
Reacquisition of member interest financed through member interest redemption payable	$—	$275,000

See accompanying notes to combined financial statements.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

1. PRINCIPLES OF COMBINATION, ORGANIZATION, AND NATURE OF OPERATIONS

Principles of Combination

The combined financial statements include the accounts of Access Physicians Management Services Organization, LLC (“MSO”), Access Physicians, PLLC (“AP”), AP US 9, PC (“US 9”), and AP US 14, PA (“US 14”), collectively referred to as the (“Company”), which are affiliated by virtue of common ownership. All material intercompany balances and transactions have been eliminated in combination. The combined Company does not form a legal entity.

AP has a 51 percent ownership interest in Access Physicians: Pulmonary & Critical Care, Series PLLC (“Pulmonary”). Pulmonary has been fully consolidated into the financial statement of AP and a non-controlling interest is stated separately as required under the provisions of FASB ASC 810, Consolidations. All significant intercompany balances and transactions have been eliminated in consolidation.

Organization and Nature of Operations

MSO was formed in Texas on September 8, 2017, and provides management services to its clinical affiliates, such as AP, US 9, and US 14. AP was formed in Texas on May 13, 2013, as a professional limited liability company authorized to provide physician services. US 9 was formed in California on June 13, 2018, as a professional corporation authorized to provide physician services in California and a few other states. US 14 was formed in Kansas on February 17, 2020, as a professional association authorized to provide medical services in Kansas. The Company is headquartered in Dallas, Texas. MSO provides telemedicine technology services and products throughout the United States. AP and US 9 are admitted to do business in multiple states and are authorized to provide physician services in those states.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying combined financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, and subsequently issued additional accounting pronouncements amending this ASU through January 2021. These updates, collectively ASC 606, provide a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most existing revenue recognition guidance in U.S. generally accepted accounting principles. Under the new standard, revenue is recognized in accordance with the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 on January 1, 2020 on a modified retrospective basis and applied it to those contracts that were not completed as of the adoption date. Prior periods have not been restated. There was no material cumulative effect of initially applying the standard.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40), which requires companies to consider implementation and development costs incurred in a hosting arrangement that is a service contract, and to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. The Company adopted ASU 2018-15 on January 1, 2020 on a modified retrospective basis and applied to development efforts that were not completed as of the adoption date. Prior periods have not been restated and there was no material cumulative effect of applying the standard.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require leases to be recorded as an asset on the balance sheet for the right to use the leased asset and a liability for the corresponding lease obligation for leases with terms of more than twelve months. ASU 2016-02 is effective for nonpublic companies for fiscal years beginning after December 15, 2021, with early adoption permitted. Management is responsible for reviewing this standard, determining its applicability, and implementing it in future accounting periods.

Use of Estimates

Management uses estimates and assumptions in preparing the combined financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses.

Significant estimates and assumptions are used for, but not limited to: (a) allowance for contractual revenue adjustments, (b) allowance for doubtful accounts; and (c) depreciation lives of long-lived assets. Future events and their effects cannot be predicated with certainty; accordingly, the accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. The Company evaluates and updates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in its evaluation, as considered necessary. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the combined statements of cash flows, management considers all highly liquid investments with an original maturity of less than three months to be cash or cash equivalents.

Allowance for Doubtful Accounts

The Company’s accounts receivable are reported net of estimated allowances for doubtful accounts and contractual adjustments. The allowance for doubtful accounts is based on review of outstanding receivables and historical collection information. In evaluating the collectability of accounts receivable, the Company analyzes its history and identifies trends for each of its payer and other sources of revenue to estimate the appropriate allowance for contractual adjustments and provision for bad debts. Management regularly reviews data about these major sources of revenue in evaluating the sufficiency of the allowance for doubtful accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventoried materials primarily consist of telemedical equipment. The Company reports inventory at the lower of first-in, first-out cost and net realizable value. Net realizable value is based on the selling price.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs that do not extend the useful life are expensed as incurred. Additions and improvements in excess of $1,000 and a useful life over one year are capitalized. In addition, the Company capitalizes purchases that extend the useful life of a fixed asset that would otherwise be obsolete. Depreciation is computed using the straight line method over the estimated useful lives of the depreciable assets, which range from five to seven years.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Internal Use Software

The Company capitalizes certain costs related to developed or modified software solely for its internal use and cloud based applications used to deliver its platform. The Company capitalizes costs during the application development stage once the preliminary project stage is complete, management authorizes and commits to funding the project, and it is probable that the project will be completed and that the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized internal use software costs reflected as other assets in the accompanying Combined Balance Sheets total $378,732 and $0 as of December 31, 2020 and 2019, respectively. Amortization expense related to internal use software totals $34,509 and $0 for the years ended December 31, 2020 and 2019, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments, none of which are held for trading purposes, include cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. Management estimates that the fair value of all financial instruments as of December 31, 2020 and 2019 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying combined financial statements.

Income Taxes

Under the Internal Revenue Code (“Code”), the income or loss of MSO and AP is recognized by the companies’ respective individual members for federal income tax purposes. Accordingly, no provision for federal income tax for MSO or AP has been provided for in the accompanying combined financial statements. US 9 and US 14 are liable for federal and state income tax. US 14’s federal income tax liability is immaterial for the year ended December 31, 2020, and, therefore, no provision for federal income tax for US 14 is reflected in the accompanying financial statements. US 9’s federal income tax liability is immaterial for the year ended December 31, 2019, and, therefore, no provision for federal income tax for US 9 is reflected in the accompanying financial statements.

US 9 and US 14 account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the combined financial statements. Under this method, management determines deferred tax assets and liabilities on the basis of the difference between the financial statement and tax bases of assets and liabilities by using the enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

US 9 and US 14 recognize deferred tax assets to the extent management believes that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If US 9 or US 14 determined they would be able to realize the deferred tax assets in the future in excess of the net recorded amount, and adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

US 9 and US 14 records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than not recognition threshold, US 9 and US 14 recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Management has evaluated the Company’s tax positions and has not identified any uncertain tax positions that would not be sustained in a federal or state income tax examination. Accordingly, no provision for uncertainties in income taxes has been made in the accompanying consolidated financial statements. The Company is subject to routine audits by taxing jurisdictions; however, no audits for any tax periods are in progress.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

Revenue is recognized in accordance with the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 on January 1, 2020 on a modified retrospective basis and applied to those contracts that were not completed as of the adoption date. Prior periods have not been restated. There was no material cumulative effect of initially applying the standard.

Performance Obligations

Telemedicine Carts

Customers who enter into telemedicine physician services are sold an access cart with a computer and camera in order to properly facilitate meetings between patients, on-site health professionals, and remote physicians. Satisfaction of this performance obligation occurs upon delivery to the customer when control is transferred. AP then recognizes the cart revenue at a point in time, upon delivery. The Company has assurance-type warranties that do not result in separate performance obligations. Revenue relating to telemedicine carts is included within telemedicine revenues on the Combined Statements of Income.

Cart Implementation, Education, & Training

After delivery of the telemedicine access carts, the installation and implementation of the carts is performed. Related training and education are also part of the implementation of the cart within the customer’s location. MSO provides installation of telemedicine carts and related training for customers. MSO, AP, and US 9 bill customers on a monthly basis for their respective products and services based on contracted terms for those products and services. Satisfaction of this performance obligation occurs as services are provided throughout the 6-week implementation program, and therefore, the entities recognize the implementation revenue over the period in which services are rendered. Revenue relating to cart implementation, education, and training is included within other revenues on the Combined Statements of Income.

Administrative/IT Support

U.S.-based health IT professionals provide technology and administrative support services, including monthly monitoring and communication of telemedicine support issues, coordination of technology upgrades and maintenance. MSO performs servicing of the carts. MSO, AP, and US 9 bill customers on a monthly basis for their respective products and services based on contracted terms for those products and services. MSO bills its own facility clients at pre-determined rates for its technical support services. Satisfaction of this performance obligation occurs over time, during the period IT services are being provided to the customer. Therefore, the entities recognize the revenue related to IT support performed over the period in which services are rendered. Revenue relating to administrative/IT support is included within telemedicine revenues on the Combined Statements of Income.

Physician Services

Assigned physicians from the Company provide various health services (in-person, telemedicine, and hybrid) with the majority being telemedicine coverage. Physician services include, but are not limited to, neurology, pulmonary, cardiology, and maternal fetal medicine. AP and US 9 provide physician services via the telemedicine carts, in person, or in a hybrid method. MSO, AP, and US 9 bill customers on a monthly basis for their respective products and services based on contracted terms for those products and services. AP and US 9 bill healthcare facility clients at pre-determined hourly rates for their physician services. Revenues received for the provision of health care services are recorded at AP’s and US 9’s established billings rates less adjustments to revenue, contractual discounts and bad debts. AP and US 9 receive payments from patients, third-party payers, and others for services rendered.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The third-party payers pay AP and US 9 based on contracted rates or the entities’ billed charges. Satisfaction of this performance obligation occurs over time, during the period the physician services are being provided to the customer. Therefore, the entities recognize the revenue related to physician services performed over the period in which the services are rendered. Revenue relating to physician services is allocated respectively within telemedicine, hybrid, and in person revenues on the combined statements of income.

AP and US 9’s patient service revenue related to physicians services, net of contractual allowances and discounts (but before the provision for bad debts), recognized in the years ended December 31, 2020 and 2019, from these major payer sources, is as follows:

	2020	2019
Medicare/Medicaid	$1,969,168	$882,932
Managed care	2,345,004	670,540
Commercial	623,073	565,625
Private pay	139,903	512,538
Other	59,084	—
Net patient service revenue before provision for bad debts	$5,136,232	$2,631,635

Concentrations

The cash balances of the Company are held primarily at Comerica Bank in Dallas, Texas. If cash balances exceed the amounts covered by insurance provided by the Federal Deposit Insurance Corporation (“FDIC”), the excess balances could be at risk of loss. The amount at risk of loss as of December 31, 2020 is $1,144,174.

During the year ended December 31, 2020, there were no significant concentrations of the Company’s revenues. During the year ended December 31, 2019, one customer accounted for approximately 13 percent of revenues earned. Management does not believe it is subject to significant risk due to this customer concentration.

Medical Malpractice Insurance

The Company has obtained a claims-made-based medical malpractice insurance policy with coverage for losses in excess of $1,000,000 per occurrence and $3,000,000 in the aggregate per annual policy period.

As of December 31, 2020 and 2019, no medical malpractice claims were on file against the Company. The cost of medical malpractice insurance coverage was $139,636 and 137,346 for the years ended December 31, 2020 and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2020 and 2019, advertising costs total $257,670 and $41,711, respectively.

Subsequent Events

Management has evaluated subsequent events through March 19, 2021, the date the combined financial statements were available to be issued, and determined there were no items to disclose.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

3. ACCOUNTS RECEIVABLE

The following is a summary of accounts receivable by major classification and the related allowance for doubtful accounts as of December 31, 2020 and 2019

	2020	2019
Accounts receivable – medical facilities	$3,704,165	$1,900,663
Accounts receivable – insurance billings	1,515,949	1,277,895
Other receivables	500	2,097
Less: allowance for doubtful accounts	(364,554)	(21,726)
Total	$4,856,060	$3,158,929

Bad debt expense for the years ended December 31, 2020 and 2019 totals $342,828 and $166,916, respectively.

4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment by major classification and related accumulated depreciation as of December 31, 2020 and 2019:

	2020	2019
Access equipment & technology	$180,749	$180,749
Furniture & fixtures	145,780	91,045
Computer equipment	134,772	70,137
Leasehold improvements	21,984	21,984
	483,285	363,915
Less: accumulated depreciation	(273,165)	(215,487)
Total	$210,120	$148,428

Depreciation expense for the years ended December 31, 2020 and 2019 totals $ 57,676 and $59,750, respectively.

5. INCOME TAXES

The provision for state taxes includes amounts payable to the various states in which the Company operates in the form of margin, franchise, and income tax. State taxes payable are included in accrued expenses on the accompanying balance sheets.

The components of income tax expense related to US 9 for the year ended December 31, 2020 are as follows:

2020
Current – Federal	$55,392
Current – State	23,740
79,132
Deferred – Federal	5,605
Deferred – State	2,402
8,007
Income tax expense	$87,139

For the year ended December 31, 2020, the actual income tax benefit differed from the expected tax expense computed by applying a blended rate of 30 percent comprised of the U.S. federal corporate tax rate of 21 percent and state tax rates totaling 9 percent to income before income taxes. These differences are summarized as follows:

2020
Computed expected tax expense	$79,132
Temporary differences	8,007
Income tax expense	$87,139

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

5. INCOME TAXES (cont.)

The tax effects of significant items comprising deferred tax assets and liabilities as of December 31, 2020 is as follows:

2020
Deferred tax liability:
Accounts receivable	$(46,879)
Accounts payable	16,807
Overhead allocation payable	18,145
Management fee payable	3,920
Deferred tax liability	$(8,007)

As of December 31, 2019, the Company had a net operating loss carryforward totaling $20,599 which was used to offset taxable income in 2020.

6. NOTES PAYABLE AND OTHER LONG-TERM DEBT

Notes Payable

Notes payable as of December 31, 2020 and 2019 consists of the following:

	2020	2019
Line of credit with Comerica Bank totaling $3,000,000 payable in interest installments based off unpaid principal balance, bearing interest at a rate equal to the National Prime Rate plus 1.00 percentage point, and a lump sum payment of the entire principal balance due on demand, maturing at October 31, 2021, secured by substantially all assets of the Company.	$1,253,707	$1,238,000
Term note payable to Comerica Bank totaling $3,000,000, payable in monthly interest installments of $62,500 that are inclusive of principal and interest, bearing interest at 4.25 percent, maturing at December 19, 2024, secured by substantially all assets of the Company.	2,875,000	—
Note payable to Comerica Bank, payable in monthly installments of $9,570 that are inclusive of principal and interest, bearing interest at 5.5 percent. This note was restructured with the $3,000,000 term note payable and closed during 2020.	—	248,882
Note payable to Comerica Bank, payable in monthly installments of $4,624 that are inclusive of principal and interest, bearing interest at 6.5 percent. This note was restructured with the $3,000,000 term note payable and closed during 2020.	—	139,545
Note payable to Comerica Bank, payable in monthly installments of $7,771 that are inclusive of principal and interest, bearing interest at six percent. This note was restructured with the $3,000,000 term note payable and closed during 2020.	—	586,971
Note payable to Comerica Bank, payable in monthly installments of $5,805 that are inclusive of principal and interest, bearing interest at 1.75 percent over the prime rate. This note was restructured with the $3,000,000 term note payable and closed during 2020.	—	461,753
	4,128,707	2,675,151
Less: notes payable, current	(2,003,707)	(1,488,909)
Total	$2,125,000	$1,186,242

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

6. NOTES PAYABLE AND OTHER LONG-TERM DEBT (cont.)

Member Interest Redemption Payable

On August 2, 2019, AP entered into a redemption agreement to reacquire units of a member’s equity interest for $275,000. AP simultaneously entered into a note agreement with the member which requires the redemption amount to be paid in quarterly interest installments based on the unpaid principle balance through August 2, 2023 and two principal payments. The first principal payment of $100,000 was made during the year ended December 31, 2020 and the second principal payment will be made on or before the maturity date of August 2, 2023. The member interest redemption payable bears interest at a rate of 5 percent annually and totals $175,000 and $275,000 at December 31, 2020 and 2019, respectively.

For the years ended December 31, 2020 and 2019, interest expense totals $175,916 and $209,887, respectively. Future maturities of the notes payable and member’s interest redemption payable over the next five years are as follows:

2021	$2,003,707
2022	750,000
2023	925,000
2024	625,000
2025	—
Thereafter	—
Total	$4,303,707

7. OPERATING LEASES

The Company maintains operating lease agreements for office spaces and advertising space from third party lessors. The lease for the corporate office in Dallas, Texas is non-cancellable through December 2022. All other operating leases are month-to-month contracts. Rent expense for the years ended December 31, 2020 and 2019 related to all leases totals $155,042 and $176,217, respectively.

Future minimum lease payments required under the initial terms of all the outstanding leases are as follows for years ending December 31:

2021	$166,397
2022	166,397
2023	166,397
2024	166,397
2025	166,397
Thereafter	55,466
Total	$887,451

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

8. NET PATIENT SERVICE REVENUE

Net patient service revenue related to physician services reflected in the accompanying combined statement of income consists of the following for the years ended December 31, 2020 and 2019:

	2020	2019
Gross patient service revenue	$23,006,972	$8,753,636
Deductions from gross patient service revenue:
Medicare contractual adjustments	(6,604,406)	(3,232,448)
Other contractual adjustments	(11,266,334)	(2,889,553)
Net patient service revenue before provision for bad debts	5,136,232	2,631,635
Less: provision for bad debts	(342,828)	(166,916)
Net patient service revenue	$4,793,404	$2,464,719

A significant portion of AP’s, US 9’s, and US 14’s revenue is concentrated by payer mix. The concentration of net revenue by payer class for both patients and third-party payers at December 31, 2020 and 2019 is as follows:

	2020	2019
Medicare/Medicaid	38%	34%
Managed care	46%	25%
Commercial	12%	22%
Private pay	3%	19%
Other	1%	0%
Total	100%	100%

9. RELATED PARTY TRANSACTIONS

•        Amounts due from OnSite Physician Coverage, PLLC total $219 and $4,057 as of December 31, 2020 and 2019, respectively.

•        Amounts (due to)/from Access Physicians: Neurology, PLLC total $(37,309) and $32,061 as of December 31, 2020 and 2019, respectively.

•        Certain members of the Company provide services including, but not limited to, physician, management, and legal services. Amounts paid to members for services provided total $4,027,933 and $119,896 for the years ended December 31, 2020 and 2019, respectively. Amounts payable to members for services provided total $203,067 and $47,637 as of December 31, 2020 and 2019, respectively.

10. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees. The 401(k) plan allows participants to defer the maximum amount allowed by the Internal Revenue Service from their compensation. The Company elected not to contribute a match contribution to the plan during the years ended December 31, 2020 and 2019.

11. EQUITY

One hundred shares of US 14 common stock with a par value of $1 per share are authorized and 50 shares are issued and outstanding as of December 31, 2020. Although US 14 is an association with a stockholder, all equity holders in the accompanying combined financial statements are referred to as “members” for simplification purposes.

Two hundred shares of US 9 common stock with a par value of $0.001 per share are authorized and 100 shares are issued and outstanding as of December 31, 2020 and 2019. Although US 9 is a corporation with a stockholder, all equity holders in the accompanying combined financial statements are referred to as “members” for simplification purposes.

ACCESS PHYSICIANS MANAGEMENT SERVICES ORGANIZATION, LLC
AND AFFILIATED COMPANIES
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020 and 2019

11. EQUITY (cont.)

AP is owned by two physicians who are also members of MSO, with each of those physicians owning 50 percent of AP.

As of December 31, 2020, and 2019, MSO’s membership units authorized, issued, and outstanding are as follows:

	2020
Class	Authorized	Issued	Outstanding
Series A Preferred	4,044,815	4,044,815	4,044,815
Class A Common	7,686,847	7,686,847	7,686,847
Class A Incentive	350,676	350,676	350,676
Class B Profit Interest	1,965,020	1,965,020	1,712,331
Total Units	14,047,358	14,047,358	13,794,669
	2019
Class	Authorized	Issued	Outstanding
Series A Preferred	3,926,316	3,926,316	3,926,316
Class A Common	11,963,838	8,037,522	8,037,522
Class B Profit Interest	1,671,781	990,000	990,000
Total Units	17,561,935	12,953,838	12,953,838

On April 29, 2020, the Board approved the issuance of additional Class B units to key employees of MSO. The Class B units are subject to the vesting over a four year period, with the first 25 percent of such Class B units vesting following 12 months of continued employment or service, and the remaining Class B units vesting in equal monthly installments over the following 36 months, or on other terms as the Board may approve as set forth in the applicable award agreement. The authorization of new Class B units amounted to 1,965,020 units and did not exceed 14.1 percent of total number of shares outstanding. The Class B units have an original issue price per unit of $0.

On June 1, 2020, MSO was authorized to issue up to 350,676 additional Class A units (Class A Incentive units) to two of its members in consideration for services provided or to be provided to the Company. Immediately prior to the grant of any Class A Incentive units by MSO, the founders transferred a number of Class A Common units to the Company as a capital contribution equal to fifty percent of the number of Class A Incentive Units to be granted by the Company. Class A Incentive units have an original issue price per unit of $1.53.

12. COVID-19

The Company is closely monitoring the impact of the pandemic of the novel strain of coronavirus, known as COVID-19, on all aspects of its business, including how it has impacted and may continue to impact the Company’s customers, employees, suppliers, and vendors. While the Company did not incur significant disruptions in its operations during the fiscal year ended December 31, 2020 from COVID-19, due to uncertainties surrounding the COVID-19 pandemic, it is unable to predict the impact that COVID-19 will have on its financial position, operating results and cash flows in future periods.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$7,694
FINRA filing fee	11,078
Legal fees and expenses	350,000
Accounting fees and expenses	150,000
Printing and engraving expenses	50,000
Transfer agent and registrar fees	5,000
Miscellaneous	76,228
Total	$650,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated certificate of incorporation and amended and restated by-laws provide for indemnification by the registrant of its directors and officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

The registrant has entered into, and expects to continue to enter into, indemnification agreements with each of its directors and executive officers. These agreements provide that the registrant will indemnify each of its directors and such officers to the fullest extent permitted by law.

Certain of the registrant’s non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of the registrant’s board of directors.

The registrant also maintains standard policies of insurance under which coverage is provided to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the registrant.

In any underwriting agreement we will enter into in connection with the sale of the Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In October 2019, HCMC issued an aggregate of 5,750,000 founder shares of its then-authorized Class B common stock in a private placement to HCMC Sponsor LLC for an aggregate purchase price of $25,000 in cash, or approximately $0.004 per share. Such securities were issued and sold in connection with HCMC’s organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

In December 2019, and simultaneously with the closing of its initial public offering, HCMC issued 700,000 private placement units, each of which consists of one private placement share of Class A common stock and one-half of one private placement warrant, to HCMC Sponsor LLC in a private placement pursuant to a unit subscription agreement, dated December 12, 2019, at a price of $10.00 per unit, for an aggregate purchase price of $7,000,000. Each whole private placement warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on the Section 4(a)(2) of the Securities Act.

In connection with the execution of the Merger Agreement, the Company entered into subscription agreements, each dated July 29, 2020, with certain investors pursuant to which the investors agreed to purchase an aggregate of 16,500,000 shares of Class A common stock in a private placement for an aggregate purchase price of $165.0 million. On October 22, 2020, and October 23, 2020, the Company entered into subscription agreements with additional investors pursuant to which the investors agreed to purchase an aggregate of 300,000 shares of Class A common stock in a private placement for an aggregate purchase price of $3.0 million. The private placement was consummated on October 30, 2020, concurrently with the closing of the Merger Transaction. The sales of the shares of Class A common stock issued in the private placement were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

In March 2021, in connection with the closing of the Acquisition, the Company issued an aggregate of 13,753,387 shares of Class A common stock to 15 accredited investors as consideration pursuant to the Purchase Agreement. The sales of the shares of Class A common stock issued in the Acquisition were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
2.1†

Merger Agreement, dated as of July 29, 2020, by and among Healthcare Merger Corp., Sabre Merger Sub I, Inc., Sabre Merger Sub II, LLC, and Specialists On Call, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 29, 2020).

2.2+

Membership Interest and Stock Purchase Agreement, dated as of March 26, 2021, by and among SOC Telemed, Inc., Access Physicians Management Services Organization, LLC, HEP AP-B Corp., Health Enterprise Partners III, L.P., the persons listed on Exhibit A thereto, and AP Seller Rep, LLC, as representative of the sellers (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 30, 2021).

3.1	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).
3.2	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).
4.1	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-235253), filed with the SEC on December 4, 2019).
4.2

Warrant Agreement, dated December 12, 2019, between Continental Stock Transfer & Trust Company and Healthcare Merger Corp. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 17, 2019).

Exhibit No.	Description
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP.
10.1

Letter Agreement, dated December 12, 2019, by and among Healthcare Merger Corp., its officers, certain of its directors and HCMC Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 17, 2019).

10.2

Sponsor Agreement, dated as of July 29, 2020, by and among Healthcare Merger Corp. and HCMC Sponsor LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on July 29, 2020).

10.3

Form of Subscription Agreement, dated as of July 29, 2020, by and between Healthcare Merger Corp. and certain purchasers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 29, 2020).

10.4

Subscription Agreement, dated as of October 22, 2020, by and between Healthcare Merger Corp. and Bon Secours Mercy Health, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 23, 2020).

10.5

Subscription Agreement, dated as of October 23, 2020, by and between Healthcare Merger Corp. and Carilion Clinic (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 26, 2020).

10.6

Amended and Restated Registration Rights Agreement, dated as of October 30, 2020, by and among the Company, HCMC Sponsor LLC and SOC Holdings LLC (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).

10.7

Investor Rights Agreement, dated as of October 30, 2020, by and among the Company and SOC Holdings LLC (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).

10.8#	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).
10.9#	SOC Telemed, Inc. Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 30, 2021).
10.10#	SOC Telemed, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).
10.10.1#

Form of Stock Option Award Agreement under the SOC Telemed, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5.1 to the Company’s Registration Statement on Form S-4 (Registration No. 333-248097), filed with the SEC on October 9, 2020).

10.10.2#

Form of Restricted Stock Unit Award Agreement under the SOC Telemed, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5.2 to the Company’s Registration Statement on Form S-4 (Registration No. 333-248097), filed with the SEC on October 9, 2020).

10.10.3#

Form of Performance Unit Award Agreement under the SOC Telemed, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.10.3 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 30, 2021).

10.11#

Specialists On Call, Inc. 2014 Equity Incentive Plan, as amended, and related form of option agreement (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).

10.12#	SOC Telemed, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).
10.13#	SOC Telemed, Inc. Executive Incentive Bonus Plan (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).
10.14

Form of Tele-Physicians Practices Administrative Support Services Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-4 (Registration No. 333-248097), filed with the SEC on September 24, 2020).

10.15#§

Employment Agreement between Specialists On Call, Inc. and John Kalix, dated June 24, 2020 (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-4 (Registration No. 333-248097), filed with the SEC on September 24, 2020).

10.15.1#+

First Amendment to Employment Agreement between SOC Telemed, Inc. and John Kalix, dated February 17, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 22, 2021).

10.16#§

Executive Employment Agreement between Specialists On Call, Inc. and Hai V. Tran, dated January 27, 2015 (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-4 (Registration No. 333-248097), filed with the SEC on September 24, 2020).

Exhibit No.	Description
10.16.1#

Letter Agreement, dated as of October 23, 2020, by and between Specialists On Call, Inc., and Hai Tran (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on October 26, 2020).

10.16.2#+

Letter Agreement, dated as of December 9, 2020, between SOC Telemed, Inc., and Hai Tran (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on December 14, 2020).

10.17#§

Executive Employment Agreement between Specialists On Call, Inc. and Robert Jason Hallock, dated October 28, 2019 (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-4 (Registration No. 333-248097), filed with the SEC on September 24, 2020).

10.17.1#+

Letter Agreement, dated October 23, 2020, by and between Specialists On Call, Inc., and R. Jason Hallock, MD (incorporated by reference to Exhibit 10.16.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).

10.18#§

Employment Agreement between Specialists On Call, Inc. and Sean Banerjee, dated July 15, 2015 (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (Registration No. 333-248097), filed with the SEC on September 24, 2020).

10.18.1#+

Letter Agreement, dated October 23, 2020, by and between Specialists On Call, Inc., and Sean Banerjee (incorporated by reference to Exhibit 10.17.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).

10.19#+

Amended and Restated Offer Letter, dated October 23, 2020, by and between Specialists On Call, Inc., and Eunice Kim (incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).

10.20#+

Employment Agreement between SOC Telemed, Inc. and Chris Knibb, dated December 7, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 14, 2020).

10.21#	Form of Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 21, 2021).
10.22#	Form of Severance and Change in Control Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 22, 2021).
10.23#

Form of Severance and Change in Control Agreement with Continuing Executive Officers (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on February 22, 2021).

10.24+

Loan and Security Agreement, dated as of March 26, 2021, by and among SOC Telemed, Inc., the other borrowers party thereto, the lenders party thereto from time to time and SLR Investment Corp., as collateral agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 30, 2021).

10.25

Unsecured Subordinated Promissory Note issued on March 26, 2021, by SOC Telemed, Inc. in favor of the holders named therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on March 30, 2021).

10.26

Board Nomination Rights Agreement, dated as of March 26, 2021, by and between SOC Telemed, Inc. and Christopher Gallagher, M.D. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on March 30, 2021).

16.1	Letter to the SEC from Marcum LLP, dated November 4, 2020 (incorporated by reference to Exhibit 16.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).
16.2	Letter to the SEC from Marcum LLP, dated November 20, 2020 (incorporated by reference to Exhibit 16.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 20, 2020).
21.1**	List of Subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of SOC Telemed, Inc.
23.2	Consent of Huselton, Morgan and Maultsby P.C., independent accounting firm of Access Physicians Management Services Organization, LLC.
23.3	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).
24.1**	Powers of Attorney (included on the signature page of this registration statement).

Exhibit No.	Description
101.1

Financial statements of SOC Telemed, Inc. formatted in XBRL: (i) Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020, and as of December 31, 2020 and 2019; (ii) Consolidated Statements of Operations for the three months ended March 31, 2021 and 2020, and for the years ended December 31, 2020 and 2019; (iii) Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the three months ended March 31, 2021 and 2020, and for the years ended December 31, 2020 and 2019; (iv) Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020, and for the years ended December 31, 2020 and 2019; and (v) Notes to Consolidated Financial Statements.

____________

†        Schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

+        Certain exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

#        Indicates a management contract or compensatory plan, contract or arrangement.

§        Portions of this exhibit have been redacted in accordance with Regulation S-K Item 601(a)(6).

*        To be filed by amendment.

**      Previously filed.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on May 24, 2021.

SOC TELMED, INC.
By:	/s/ John W. Kalix
John W. Kalix
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John W. Kalix	Chief Executive Officer and Director	May 24, 2021
John W. Kalix	(Principal Executive Officer)
*	Chief Financial Officer	May 24, 2021
Christopher K. Knibb	(Principal Financial and Accounting Officer)
*	Director	May 24, 2021
Steven J. Shulman
*	Director	May 24, 2021
Barbara P. Byrne
*	Director	May 24, 2021
Thomas J. Carella
*	Director	May 24, 2021
Christopher M. Gallagher
/s/ Gyasi C. Chisley	Director	May 24, 2021
Gyasi C. Chisley
*	Director	May 24, 2021
Joseph P. Greskoviak
*	Director	May 24, 2021
Amr Kronfol
*	Director	May 24, 2021
Anne M. McGeorge
By:	/s/ John W. Kalix
John W. Kalix
Attorney-in-Fact